Form 20-F
period 2022-01-31
RED METAL RESOURCES, LTD.
filed 2022-05-31
CIK 1358654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 000-52055

RED METAL RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1130 West Pender Street, Suite 820, Vancouver, BC V6E 4A4

(Address of principal executive offices)

Caitlin Jeffs, Telephone: 1.866.907.5403, Facsimile: 604-684-0517,

102-278 Bay St. Thunder Bay, ON P7B 1R8

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

51,557,959 Common Shares without par value issued and outstanding as at January 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ YES ☒ NO

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ YES ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act). ☐ YES ☒ NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ YES ☐ NO

GLOSSARY OF TECHNICAL TERMS

Term	Meaning	Term	Meaning
AEM	Airborne Electromagnetic	Na	sodium
Ag	Silver	Na2O	sodium oxide
Al	Aluminum	NE	northeast
Al2O3	aluminum oxide	NI	National Instrument
AW	apparent width	Ni	nickel
As	Arsenic	NSR	net smelter return
Au	Gold	NTS	National Topographic System
Ba	Barium	P	phosphorous
Be	Beryllium	P2O5	phosphorous oxide
Bi	Bismuth	Pb	Lead
C	carbon dioxide	Pd	Palladium
Ca	Calcium	pH	Acidity
CaO	calcium oxide	Pt	platinum
Cd	Cadmium	QA/QC	Quality Assurance/Quality Control
Co	Cobalt	S	south
CO2	carbon dioxide	S	sulfur
Cr	Chromium	Sb	antimony
Cr2O3	chromium oxide	SE	southeast
Cu	Copper	Se	selenium
DDH	diamond drill hole	SiO2	silicon oxide
DW	drilled width	Sn	tin
E	East	SO2	sulphur dioxide
EM	electromagnetic	Sr	strontium
Fe	Iron	Sum	summation
Fe2O3	iron oxide (ferric oxide-hematite)	SW	southwest
Fe3O4	iron oxide (ferrous oxide-magnetite)	Ti	titanium
HLEM	horizontal loop electromagnetic	TiO2	titanium oxide
H2O	hydrogen oxide (water)	Tl	thallium
IP	induced polarization	TW	true width
K	Potassium	U	uranium
K2O	potassium oxide	U3O8	uranium oxide (yellowcake)
Li	Lithium	UTM	Universal Transverse Mercator
LOI	loss on ignition (total H2O, CO2 and SO2 content)	V	vanadium
Mg	Magnesium	V2O5	vanadium oxide
MgO	magnesium oxide	VLF	very low frequency
Mn	Manganese	VLF-EM	very low frequency-electromagnetic
MnO	manganese oxide	W	west
Mo	Molybdenum	Y	yttrium
Mt	millions of tonnes	Zn	zinc
N	North
NE	Northeast
NW	Northwest
S	South

Units of Measure

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Above mean sea level	amsl	Litre	L
Ampere	A	Litres per minute	L/m
Annum (year)	a	Megabytes per second	Mb/s
Billion years ago	Ga	Megapascal	MPa
British thermal unit	Btu	Megavolt-ampere	MVA
Candela	cd	Megawatt	MW
Carat	ct	Metre	m
Carats per hundred tonnes	cpht	Metres above sea level	masl
Carats per tonne	cpt	Metres per minute	m/min
Centimetre	cm	Metres per second	m/s
Cubic centimetre	cm3	Metric ton (tonne)	t
Cubic feet per second	ft3/s or cfs	Micrometre (micron)	μm
Cubic foot	ft3	Microsiemens (electrical)	μs
Cubic inch	in3	Miles per hour	mph
Cubic metre	m3	Milliamperes	mA
Cubic yard	yd3	Milligram	mg
Day	d	Milligrams per litre	mg/L
Days per week	d/wk	Millilitre	mL
Days per year (annum)	d/a	Millimetre	mm
Dead weight tonnes	DWT	Million	M
Decibel adjusted	dBa	Million tonnes	Mt
Decibel	dB	Minute (plane angle)	’
Degree	°	Minute (time)	min
Degrees Celsius	°C	Month	mo
Degrees Fahrenheit	°F	Newton	N
Diameter	ø	Newtons per metre	N/m
Dry metric ton	dmt	Ohm (electrical)	Ω
Foot	ft	Ounce	oz
Gallon	gal	Parts per billion	ppb
Gallons per minute (US)	gpm	Parts per million	ppm
Gigajoule	GJ	Pascal	Pa
Gram	g	Pascals per second	Pa/s
Grams per litre	g/L	Percent	%
Grams per tonne	g/t	Percent moisture (relative humidity)	% RH
Greater than	>	Phase (electrical)	Ph
Hectare (10,000 m2)	ha	Pound(s)	lb
Hertz	Hz	Pounds per square inch	psi
Horsepower	hp	Power factor	pF
Hour	h (not hr)	Quart	qt
Hours per day	h/d	Revolutions per minute	rpm
Hours per week	h/wk	Second (plane angle)	“
Hours per year	h/a	Second (time)	s
Inch	“(symbol, not “ )	Short ton (2,000 lb)	st
Joule	J	Short ton (US)	t
Joules per kilowatt-hour	J/kWh	Short tons per day (US)	tpd
Kelvin	K	Short tons per hour (US)	tph
Kilo (thousand)	k	Short tons per year (US)	tpy
Kilocalorie	kcal	Specific gravity (g/cm3)	SG
Kilogram	kg	Square centimetre	cm2

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Kilograms per cubic metre	kg/m3	Square foot	ft2
Kilograms per hour	kg/h	Square inch	in2
Kilograms per square metre	kg/m2	Square kilometre	km2
Kilojoule	kJ	Square metre	m2
Kilometre	km	Thousand tonnes	kt
Kilometres per hour	km/h	Tonne (1,000kg)	t
Kilonewton	kN	Tonnes per day	t/d
Kilopascal	kPa	Tonnes per hour	t/h
Kilovolt	kV	Tonnes per year	t/a
Kilovolt-ampere	kVA	Total dissolved solids	TDS
Kilovolts	kV	Total suspended solids	TSS
Kilowatt	kW	Volt	V
Kilowatt hour	kWh	Week	wk
Kilowatt hours per short ton (US)	kWh/st	Weight/weight	w/w
Kilowatt hours per tonne (metric ton)	kWh/t	Wet metric ton	wmt
Kilowatt hours per year	kWh/a	Yard	yd
Kilowatts adjusted for motor efficiency	kWe	Year (annum)	a
Less than	<	Year	yr

The term grams/tonne (g/t) is expressed as “grams per tonne” where 1 gram/tonne = 1 ppm (parts per million) = 1000 ppb (parts per billion). Other abbreviations include oz/t = ounce per short ton; Moz = million ounces; Mt = million tonnes; t = tonne (1000 kilograms); SG = specific gravity; lb/t = pound/ton; and st = short ton (2000 pounds).

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this Annual Report, including the documents incorporated by reference herein, may constitute forward-looking information, future oriented financial information, or financial outlooks (collectively, “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may relate to this Annual Report, the Company’s future outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “targeted”, “possible”, “continue” or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable. In particular, this Annual Report contains forward-looking statements pertaining to the following:

●	expenditures for general and administrative expenses;
●	expectations regarding revenue, expenses and operations;
●	the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company’s mineral interests;
●	expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects;
●	expectations regarding drill programs and potential impacts thereof;
●	mineral exploration and exploration program cost estimates;
●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●	treatment under applicable governmental regimes for permitting and approvals; and
●	key personnel continuing their employment with the Company. See “Risk Factors”.

Such forward-looking statements are based on a number of material factors and assumptions, and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified work force, and the ultimate ability to mine, process and sell mineral products on economically favourable terms. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this Annual Report. Forward-looking statements are based upon management’s beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Investors are cautioned against placing undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral resource estimates included in this Annual Report on Form 20-F have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by our company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Foreign Private Issuer Filings

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or15(d) of the Exchange Act. However, the information we file or furnish will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer. We will continue to file our Forms 20-F or 6-K until we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we will be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this Annual Report on Form 20-F are reported in Canadian dollars (“$”) unless otherwise stated. A “tonne” is one metric ton or 2,204.6 pounds.

Item 1	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2	Offer Statistics and Expected Timetable

Not applicable.

Item 3	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

General

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavor. A purchase of any of the Common Shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Common Shares should not constitute a significant portion of an individual’s investment portfolio and should be made only by persons who can afford a total loss of their investment. Prospective shareholders should evaluate carefully the following risk factors associated with an investment in the Common Shares.

The following risks and uncertainties could materially adversely affect the Company’s business, financial condition and results of operations. Additional risks and uncertainties not presently known to management of the Company or that are currently deemed immaterial may also impair the Company’s operations and financial condition.

Risks Relating to our recent Conversion and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the conversion and continuation.

The conversion and continuation of our company from the State of Nevada to the Province of British Columbia, Canada is considered a migration of our company from the State of Nevada to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Nevada to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the conversion and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, Minera Polymet SpA, we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

Holders of shares of the Company who are U.S. taxpayers should consult their own tax advisors with respect to the application of the PFIC rules in their particular circumstances.

Negative Operating Cash Flow

During the years ended January 31, 2022 and 2021 the Company earned no revenue while the net loss from operations totaled $1,622,000 and $210,654, respectively. If the Company does not find sources of financing as and when needed, it may be required to cease its operations.

Mineral exploration and development are very expensive. During the fiscal year ended January 31, 2022, the Company had no revenue from its operations and its operating expenses totaled $1,520,118 (2021 - $357,570). These expenses were further increased by $118,144 (2021 - $105,766) in interest we accrued on our notes payable. These expenses were in part offset by $2,404 gain from foreign exchange fluctuation (2021 - $2,811 loss) and by $13,858 gain we recorded on forgiveness of debt (2021 - $255,493). Since inception, we have supported our operations through equity and debt financing and, to a minor extent, through option payments received on our option or joint venture agreements, and royalty payments from third-party vendors, who we allowed to mine our claims. Our ability to continue our operations, including exploring and developing our properties, will depend on our ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until we earn enough revenue to support our operations, which may never happen, we will continue to be dependent on loans and sales of our equity or debt securities to continue our development and exploration activities. If we do not find sources of financing as and when we need them, we may be required to severely curtail, or even to cease, our operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared assuming that it will continue as a going concern. From the Company’s inception on January 10, 2005, the Company has accumulated losses of $12,144,764. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources. The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Effects of COVID-19 Outbreak

In March of 2020, the World Health Organization declared an outbreak of COVID-19 Global pandemic. The COVID-19 has impacted vast array of businesses through the restrictions put in place by most governments internationally, including the USA, Canadian and Chilean governments, as well as provincial and municipal governments, regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown to what extent the impact of the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place worlds-wide to fight the virus. While the extent of the impact is unknown, the COVID-19 outbreak may hinder the Company’s ability to raise financing for exploration or operating costs due to uncertain capital markets, supply chain disruptions, increased government regulations and other unanticipated factors, all of which may also negatively impact the Company’s business and financial condition.

Debt Owing to Related Parties

As of January 31, 2022, the Company owed $57,254 to related parties that were due in the next 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties $1,715,016 on account of long-term notes payable and for services provided, which are payable on or after January 31, 2023 (as amended). The Company does not have the cash resources to pay the long-term debt; therefore it may decide to partially pay these individuals by issuing shares of the Company’s common stock to them. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

Financing Risks

The Company has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its securities. Even if the results of any future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on the Properties. While the Company may generate additional working capital through equity offerings or through the sale or possible syndication of the Properties, there is no assurance that any such funds will be available. If available, future equity financing may result in substantial dilution to shareholders

Speculative Nature of Mineral Exploration

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations and you may lose your investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company’s production capabilities will be subject to further risks and uncertainties including:

●	Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which the Company has not budgeted for;
●	Availability and costs of financing;
●	Ongoing costs of production; and
●	Environmental compliance regulations and restraints.

Market Factors May Affect Ability to Market Any Minerals Found

Even if the Company discovers minerals that can be extracted in a cost-effective manner, it may not be able to find a ready market for its minerals. Many factors beyond the Company’s control affect the marketability of minerals. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The Company cannot accurately predict the effect of these factors, but any combination of these factors could result in an inadequate return on invested capital.

Mineral Exploration is Hazardous

The search for minerals is hazardous. In the course of exploration, development and production of mineral properties, the Company could incur liability or damages as it conducts its business due to the dangers inherent in mineral exploration, including pollution, cave-ins, fires, flooding, earthquakes and other hazards. It is not always possible to fully insure against such risks or against which the Company may elect not to insure. The Company has no insurance for these types of hazards, nor does it expect to obtain such insurance for the foreseeable future. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Government Regulations

The mining business is subject to various levels of government control and regulation, which are supplemented and revised from time to time. The Company cannot predict what legislation or revisions might be proposed that could affect its business or when any such proposals, if enacted, might become effective. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other special status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date, but if the Company mines the Properties and processes more than 5,000 tonnes of ore monthly, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property. The Company has no immediate or intermediate plans to process ore on any of the Properties.

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, enjoined from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company’s operations more expensive.

Competition

The mining industry is intensely competitive in all its phases. The Company competes for the acquisition of mineral properties, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees with many companies possessing greater financial resources and technical facilities than the Company. The competition in the mineral exploration and development business could have an adverse effect on the Company’s ability to acquire suitable properties or prospects for mineral exploration in the future.

Stress in the Global Economy

Negative fluctuations in a state of global economy may cause general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which may have a negative effect on the Company’s business, results of operations, financial condition and liquidity. The Company’s suppliers may not be able to supply it with needed raw materials on a timely basis, may increase prices or go out of business, which could result in the inability of the Company to carry out its planned exploration programs. Furthermore, it may become difficult to locate other mineral exploration companies with available funds willing to engage in risky ventures such as the exploration of the Properties.

Such conditions may make it very difficult to forecast operating results, make business decisions and identify and address material business risks. As a result, the Company’s operating results, financial condition and business could be adversely affected.

The Company conducts operations in a foreign jurisdiction and is subject to certain risks that may limit or disrupt its business operations.

The Company’s head office is in Canada and its mining operations are in Chile. Mining investments are subject to the risks normally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for US dollars, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks could limit or disrupt the Company’s exploration programs, cause it to lose its interests in its mineral claims, restrict the movement of funds, cause it to spend more than it expected, deprive it of contract rights or result in its operations being nationalized or expropriated without fair compensation, and could materially adversely affect the Company’s financial position or the results of its operations. If a dispute arises from the Company’s activities in Chile, the Company could be subject to the exclusive jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

While the Company takes steps it believes are necessary to maintain legal ownership of its claims, title to mineral claims may be invalidated for a number of reasons, including errors in the transfer history or acquisition of a claim the Company believed, after appropriate due diligence investigation, to be valid, but in fact, wasn’t. If ownership of the Company’s claims was ultimately determined to be invalid, the Company’s business and prospects would likely be materially and adversely affected.

The Company’s ability to realize a return on its investment in mineral claims depends upon whether it maintains the legal ownership of the claims. Title to mineral claims involves risks inherent in the process of determining the validity of claims and the ambiguous transfer history characteristic of many mineral claims. The Company takes a number of steps to protect the legal ownership of its claims, including having its contracts and deeds notarized, recording these documents with the registry of mines and publishing them in the mining bulletin. The Company also reviews the mining bulletin regularly to determine whether other parties have staked claims over its ground. However, none of these steps guarantees that another party could not challenge the Company’s right to a claim. Any such challenge could be costly to defend and, if the Company lost its claim, its business and prospects would likely be materially and adversely affected.

No Anticipation of Payment of Dividends

A dividend has never been declared or paid in cash on the Common Shares. The Company does not anticipate such a declaration or payment for the foreseeable future. The Company intends to retain any earnings to develop, carry on, and expand its business.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of Common Shares will be affected by such volatility.

Fluctuating Mineral Prices and Currency Risk

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

The Company sometimes holds a significant portion of its cash in US dollars. Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of its US dollars. If the US dollar declined significantly against the Canadian dollar or the Chilean peso, its US dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and that could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Key Person Insurance

The Company does not maintain key person insurance on any of its directors or officers, and as result the Company would bear the full loss and expense of hiring and replacing any director or officer in the event the loss of any such persons by their resignation, retirement, incapacity, or death, as well as any loss of business opportunity or other costs suffered by the Company from such loss of any director or officer.

Difficulty for United States Investors to Effect Services of Process Against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

●	Participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;
●	No commissions or other extraordinary consideration will be paid to such directors and officers; and
●	Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

“Penny Stock” Rules May Make Buying or Selling Our Common Stock Difficult, and Severely Limit its Marketability and Liquidity

Because the Company’s securities are considered a penny stock, shareholders will be more limited in their ability to sell their shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than USD$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. Because the Company’s securities constitute “penny stocks” within the meaning of the rules, the rules apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the Company’s securities in any market that might develop for them. As long as the trading price of the Common Shares is less than USD$5.00 per share, the Common Shares will be subject to Rule 15g-9 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

●	Contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
●	Contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;
●	Contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;
●	Contains a toll-free telephone number for inquiries on disciplinary actions;
●	Defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
●	Contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such shares; and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for the Common Shares.

Tax Issues

Income tax consequences in relation to the Common Shares will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers prior to investing in Common Shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all risks. There may be other risks.

The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company’s Common Shares.

Item 4	Information on the Company

A.	History and Development of the Company

Company Name

The legal and commercial name of the company is Red Metal Resources Ltd.

Principal Office

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 595 Burrard Street, Suite 700, Vancouver, British Columbia, V7X 1S8.We do not have an agent in the United States. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 102

Corporate Information and Important Events

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005, as Red Lake Exploration, Inc. On August 27, 2008, the name of the Company was changed to Red Metal Resources Ltd. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia by means of a process called a “conversion” under the Nevada Revised Statutes and a “continuation” under the Business Corporations Act (British Columbia). Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

On November 18, 2021, the Company filed a final non-offering prospectus with the B.C. Securities Commission and became a reporting issuer in the province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the “CSE”) and began trading under the symbol “RMES” as of market open on November 25, 2021, and the Company consequently became a reporting issuer in the province of Ontario. The Company’s common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol “RMESF”.

On August 21, 2007, the Company formed Minera Polymet Limitada (“Polymet”) as a limited liability company, under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet’s incorporation from Limited Liability Company to a Closed Stock Corporation (“SpA”). As of the date of this Form 20-F the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

The Company is engaged in the business of mineral exploration in Chile with the objective to explore and, if warranted, develop mineral properties. All of the Company’s mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. In addition to holding these active properties, as an exploration company, the Company periodically stakes, purchases or options claims to allow time and access to fully consider the geological potential of claims.

The Company’s flagship project, the Farellón Project, is an early-stage exploration property consisting of eight mining concessions totaling 1,234 hectares.

Consistent with the Company’ historical practices, the Company’s management continues to monitor its costs in Chile by reviewing the Company’s mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As at the time of this Form 20-F, Polymet has six employees and engages independent consultants on as needed basis. Most of the Company’s support - such as vehicles, office, and equipment - is supplied under short-term contracts. The only long-term commitments that the Company has are for royalty payments on four of its mineral concessions - Farellón Alto 1 - 8, Quina 1 - 56, Exeter 1 - 54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all the concessions that are included in its properties.

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists, geo-technicians and drillers, and drilling equipment. Although Chile has a well-trained and qualified mining workforce from which to draw and few early-stage companies such as Red Metal are competing for the available resources, if the Company is unable to find the personnel and equipment needed at the prices that were budgeted for the programs, the Company might have to revise or postpone its exploration plans.

Capital Expenditures

Due to a lack of operating capital, during the fiscal years ended January 31, 2021 and 2020, the Company conducted no material exploratory operations on any of its mineral properties; and it also did not increase its land holdings in Chile.

During the year ended January 31, 2022, the Company raised sufficient capital to continue exploration work on its Farellón Property, In the short to medium term, based on the positive results from multiple past exploration programs on the Farellón Project, the Company planned to carry out a two-phase drill program. The first phase of the drill program commenced on January 25, 2022, and was completed in the early March of 2022; it consisted of a drilling that tested the primary mineralization at depth that has, thus far, only been intersected in a few drill holes, and determine the potential of the cobalt mineralization in the sulfide zone.

The highlights of the first phase included the following:

●	First hole on new zone intercepted six meters of vein with strong visible copper sulphides; further 1.5 km of untested strike length;
●	All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits; and
●	Diamond drill core provided valuable alteration and structural information not seen in previous RC drilling.

As of the date of this Annual Report on Form 20-F sampling is ongoing for drillholes and no visual estimates of grade have been made.

During the year ended January 31, 2022, the Company spent a total of $232,569 on the Farellón Property Project.

If the first phase continues to return positive results, a second phase drilling program would be conducted in order to complete an initial mineral resource estimate.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

The U.S. Securities and Exchange Commission (SEC) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Additional information can be found at the Company’s website at http://www.redmetalresources.com/

B.	Business Overview

Nature of Operations and Principal Activities

The Company is engaged in the business of mineral exploration in Chile with the objective to explore and, if warranted, develop mineral properties. All of the Company’s mineral claims are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. In addition to holding these active properties, as an exploration company, the Company periodically stakes, purchases or option claims to allow time and access to fully consider the geological potential of claims.

The Company’s flagship project, the Farellón Project, is a mid-stage exploration project consisting of eight exploitation concessions totaling 1,234 hectares.

The Company acquired the initial mining claim for the Farellón Project pursuant to an assignment agreement between Polymet and Minera Farellón Limitada (“Minera Farellón”) dated September 25, 2007, and amended on November 20, 2007. Under the terms of the assignment agreement, Minera Farellón agreed to assign to Polymet its option to buy the Farellón 1 Al 8 mining concession. Polymet acquired the option on April 25, 2008, and concurrently assumed all of Minera Farellón’s rights and obligations under the Farellón option agreement. Polymet exercised the option and bought the property from the vendor on April 25, 2008. The patented mining concessions are registered in the name of and owned 100% by Polymet.

On September 17, 2008, the Company acquired the Cecil 1 - 49, Cecil 1 - 40 and Burghley 1 - 60 claims for an aggregate purchase price of $27,676. On December 1, 2009, the Company initiated the manifestacion process by applying to convert the Cecil 1 - 40 and Burghley 1 - 60 exploration (pedimento) claims to mining (mensura) claims. In January 2013, the Company abandoned the manifestacion process for the Cecil 1-40 and Burghley 1-60 claims as the Company discovered that the most prospective ground, as outlined in the Company’s prospecting and mapping program completed in April 2012, was covered by several mensuras underlying both claims.

On August 21, 2012, the Company acquired four mineral claims - Azucar 6-25, Kahuna 1-40, Stamford 61-101, and Teresita - through the government auction for a total price of $19,784.

On December 15, 2014, the Company entered into an option agreement with David Marcus Mitchell to earn 100% interest in a Quina 1-56 clam (the “Quina Claim”). The Quina Claim covers 251 hectares and is centered at 310,063 east and 6,890,435 south UTM PSAD56 Zone 19 and is contiguous to the Farellón Property. Acquisition of the Quina Claim added approximately 2 kilometers of strike length of the Farellón Veins. In order to acquire the 100% interest in the Quina Claim the Company paid a total of $150,000 in combined stock and cash payments and completed the acquisition on December 15, 2018.

On June 3, 2015, the Company entered into an option agreement, made effective on June 15, 2015, with Minera Stamford S.A., to earn 100% interest in a mining claim known as “Exeter 1-54” (the “Exeter claim”). The Exeter claim totals 235 hectares and is contiguous to the Farellón Property, which is located in the Carrizal Alto mining district, located approximately 75 kilometers northwest of the city of Vallenar, 150 kilometers south of Copiapo and 20 kilometers west of the Pan American Highway. In order to acquire 100% interest in the Exeter claim, the Company paid a total of $150,000 and completed the transaction on May 12, 2019.

These properties form substantial land holdings in a historical mining district, which was a prolific past producer, shut down due to economic conditions, rather than exhaustion of deposits. The Company’s Carrizal Property, adjacent and contiguous to the Carrizal Alto Mine, has undergone only limited modern exploration, which has so far demonstrated the potential of the property to host a mineralized deposit.

The Company’s Perth and Mateo Projects are both early-stage exploration projects. The Perth Project is composed of 13 mining concessions covering 2,044 hectares and the Mateo Project is composed of 5 mineral concessions covering 182 hectares. Both projects are 100% owned by Polymet.

To date the Company has not determined whether its claims contain mineral reserves that are economically recoverable and it has not produced revenues from its principal business.

Principal Market and Revenues

The Company does not currently have any market, as it has not yet identified any mineral resource on any of the Company’s properties that is of a commercially exploitable quantity. If the Company’s succeeds in identifying a mineral resource in commercially exploitable quantities, its principal markets would consist of metals refineries and base metal traders and dealers. The Company’s first customer likely will be ENAMI, the Chilean national mining company, which refines and smelts copper from the ore that it buys from Chile’s small- and medium-scale miners. ENAMI is located in Vallenar. The Company could also sell its ore to the Dos Amigos heap leach facility located approximately fifty kilometers south of Vallenar in Domeyko.

To date the Company has not generated any revenues from any of its properties.

Seasonality of our Business

The Company’s mineral exploration activities are not subject to seasonal variation due to the year-round favorable weather conditions in Chile.

Sources and Availability of Raw Materials

The raw materials for our exploration programs include camp equipment, hand exploration tools, sample bags, first aid supplies, groceries and propane. All of these types of materials are readily available from a variety of local suppliers.

Marketing Channels

We do not currently have any market, as we have not yet identified any mineral resource on any of our properties that is of a commercially exploitable quantity, and therefore do not currently engage in marketing activities.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

The mineral exploration business is an extremely competitive industry. We are competing with many other exploration companies looking for minerals. We are one of the smallest exploration companies and a very small participant in the mineral exploration business. Being a junior mineral exploration company, we compete with other similar companies for financing and joint venture partners, and for resources such as professional geologists, camp staff, helicopters and mineral exploration contractors and supplies. We do not represent a competitive presence in the industry.

Governmental Regulations

The mining business is subject to various levels of government control and regulation, which are supplemented and revised from time to time. The Company cannot predict what legislation or revisions might be proposed that could affect its business or when any such proposals, if enacted, might become effective. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other special status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date, but if the Company mines the Properties and processes more than 5,000 tonnes of ore monthly, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property. The Company has no immediate or intermediate plans to process ore on any of the Properties.

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, enjoined from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company’s operations more expensive.

C.	Organizational Structure

The Company owns 100% of Minera Polymet SpA (“Polymet”), a corporation organized under the laws of the Republic of Chile on August 21, 2007. Polymet holds the Company’s Chilean mineral property interests and, to comply with Chilean legal requirements, Polymet has appointed a legal representative in Chile. Polymet’s head office is located in Vallenar, III Region of Atacama, Chile.

D.	Property, Plant and Equipment

The Company’s executive office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia V6E 4A4, Canada. The Company rents this location from its CFO at no cost. This space accommodates our finance and administrative department.

The Company’s secondary office is located at 278 Bay Street, Suite 102, Thunder Bay, ON P7B 1R8. The Company rents this location from Fladgate Exploration Consulting Corporation (“Fladgate”), a company owned by Ms. Caitlin Jeffs and Mr. Michael Thompson, who each hold 33% of Fladgate. During the nine-month period ended October 31, 2021, the Company paid $1,000 per month for this office. At October 31, 2021, Fladgate agreed to forgive the accrued office rent fees, and as of the date of this Annual Report on Form 20-F, the Thunder Bay office is provided to the Company free of charge. This space acts as the Company’s mailing address, and accommodates our CEO and VP of Exploration, as well as provides geological support to the Chilean operations.

Our Chilean office is located in Vallenar, III Region of Atacama, Chile. This office is provided to the Company free of charge by Mr. Jeffs, the Company’s major shareholder and father of our CEO, Caitlin Jeffs.

The Company believes that the existing space is adequate for the Company’s current needs. Should the Company require additional space, the Company believes that such space can be secured on commercially reasonable terms.

Overview of Mineral Properties

Active Properties

Through a number of transactions since 2007, the Company has assembled its active mineral properties identified and further detailed in Figure 1 and Table 1, respectively, below as the Farellón Property, the Perth Property, and the Mateo Property:

Figure 1: Location and access to active properties (accessible by road from Vallenar)

Table 1 - Active Properties

	Percentage,	Hectares
Property	type of claim	Gross area	Net area(a)
Farellón
Farellón Alto 1 – 8	100%, mensura	66
Quina 1 – 56	100%, mensura	251
Exeter 1 – 54	100%, mensura	235
Cecil 1 – 49	100%, mensura	228
Teresita	100%, mensura	1
Azucar 6 – 25	100%, mensura	88
Stamford 61 – 101	100%, mensura	165
Kahuna 1 – 40	100%, mensura	200
		1,234	1,234

Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a) Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

Carrizal Property – Farellón And Perth Projects

Technical Report

The information in this Annual Report on Form 20-F with respect to the Carrizal Property is derived from the report titled “Independent Technical Report on the Carrizal Cu-Co-Au Property” dated August 31, 2021 with an effective date of August 1, 2021, written by Scott Jobin-Bevans, Ph.D., PMP, P. Geo of Caracle Creek International Consulting Inc. (the “Technical Report”). The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Jobin-Bevans is an independent “Qualified Person” for purposes of NI 43-101. The full text of the Technical Report is available for review at the mailing address of the Company at 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 102, and may also be accessed online under the Company’s SEDAR profile at www.sedar.com and on the Company’s website http://www.redmetalresources.com.

Property Description and Location

The Carrizal Property is located approximately 700 km north of Chile’s capital city of Santiago, in Region III, referred to as the “Region de Atacama”. The Carrizal Property lies within the Carrizal Alto Mining District, straddling the border between Huasco and Copiapo provinces, approximately 75 km northwest of the City of Vallenar, 150 km south of Copiapo, and 20 km west of the Pan-American Highway (Figure 1). The centre of the Carrizal Property is situated at coordinates 308750 mE and 6895000 mN (PSAD56 UTM Zone 19, Southern Hemisphere).

The Carrizal Property has historically been subdivided into two separate projects, namely the Perth and Farellón project areas, representing roughly the northern and southern halves of the Carrizal Property, respectively. The Carrizal Property consists of 21 exploitation concessions (‘mensuras’). The Carrizal Property covers a total area of 3,278 hectares (2,044 ha in the Perth Project and 1,234 ha in the Farellón Project) (Figures 2, 3 and 4).

Figure 2 - Location of the Farellón and Perth projects claim blocks of the Carrizal Property, Region III, Region de Atacama, northern Chile

Figure 3 - Claims in the southern portion of the Carrizal Property referred to as the Farellón Project area

Figure 4 - Claims in the northern portion of the Carrizal Property referred to as the Perth Project area

Accessibility

The Carrizal Property is readily accessible from the City of Vallenar, Chile, via both paved and well-maintained dirt roads. Access is primarily gained by taking the Pan-American highway (Ruta 5) north from Vallenar to the Carrizal turn-off (approximately 20 km north). From the turn-off, a well-maintained dirt road runs to the CMP Cerro Colorado iron mine and continues to Canto del Agua and towards Carrizal Alto. From this route, a dirt side road then leads directly to the Carrizal Property (Figure 1).

Title/Interest

The Company owns all of the concessions in the Carrizal Property, through right of title.

Surface Rights and Legal Access

The surface rights of the Carrizal Property are owned by the Chilean government; however, if the Carrizal Property is developed and mined at a later date, the surface rights will need to be secured as part of the permitting process. Surface rights are rented to mines for the life of the mine by the Chilean government and claim holders have legal unimpeded access to their pedimentos and mensuras.

Other Land Tenure Agreements

There are pre-existing Net Smelter Return Royalties (“NSR”) on the properties as outlined in Table 2 below and there are no other known land tenure agreements regarding the Carrizal Property. To date, only the existing mensuras and mensuras that are in progress have been surveyed by the Chilean government. The remaining concessions which are exploration pedimentos do not require a survey until an application has been made to transfer them to mensuras.

Table 2 - Pre-existing NSRs on various concessions, Carrizal Property

Concession Name	Concession Type	Concession Number	NSR (%)	Buy Back USD$	NSR2* (%)
Southern claim block (Farellón)
Farellón Alto 1 - 8	Mensura	033030156-2	1.5*	600,000	1.5
Cecil 1 - 49	Mensura	033030329-8			2.5
Azúcar 6 - 25	Mensura	033030342-5			2.5
Kahuna 1 - 40	Mensura	033030360-3			2.5
Stamford 61 - 101	Mensura	033030334-4			2.5
Teresita	Mensura	033030361-1			2.5
Quina 1 - 56	Mensura	033030398-0	1.5*	1,500,000	1.5
Exeter 1 - 54	Mensura	033030336-0	1.5*	750,000	1.5
Northern claim block (Perth)
Perth 1 - 36	Mensura	033030383-2			2.5
Rey Arturo 1 - 30	Mensura	033030638-6			2.5
Lancelot 1 1 - 27	Mensura	033022832-6			2.5
Galahad IA 1 - 44	Mensura	03201D252-K			2.5
Camelot 1 - 53	Mensura	03201D253-8			2.5
Percival 4 1 - 60	Mensura	03201D256-2			2.5
Tristan II A 1 - 55	Mensura	03201D264-3			2.5
Galahad IB 1 - 3	Mensura	03201D55-4			2.5
Tristan II B 1 - 4	Mensura	03201D251-1			2.5
Merlin IB 1 - 10	Mensura	033030691-2			2.5
Merlin A 1 - 48	Mensura	033030692-0			2.5
Lancelot II 1 - 23	Mensura	033030690-4			2.5
Galahad IC	Mensura	03201D254-6			2.5

Pursuant to Mining Royalty Agreements dated July 29, 2020 (“Mining Royalty Agreements’), Polymet offered royalties to each of Richard Jeffs, Caitlin Jeffs and Joao (John) da Costa (each a “Royalty Holder”) for total aggregate consideration of USD$5,000. The Mining Royalty Agreements have not been finalized in accordance with Chilean law in part due to the current COVID restrictions preventing the parties from executing the agreement under applicable Chilean Law. Upon finalization according to Chilean law, any future royalties arising from the sale of mineral and other materials from the mining properties listed in the table below located in Chile (collectively, the “Carrizal Property”) will be payable to each of the Royalty Holders in accordance with the terms of their respective Mining Royalty Agreements. The royalty payments are only payable as soon as Polymet initiates or restarts the operation, exploitation, and consequent sale of mineral and other materials from the Properties.

Table 3 – Net Smelter Returns Royalty to be paid (%)

Property	Richard Jeffs, Major Shareholder(1)	Caitlin Jeffs, CEO and Director(1)	Joao da Costa, CFO and Director(1)	Cecilia Alday	David Mitchell	Minera Stamford S.A.
Farellón Alto 1 - 8 (2)	0.75	0.45	0.30	1.5
Cecil 1 - 49	1.25	0.75	0.50
Azúcar 6 - 25	1.25	0.75	0.50
Kahuna 1 - 40	1.25	0.75	0.50
Stamford 61 - 101	1.25	0.75	0.50
Teresita	1.25	0.75	0.50
Quina 1 - 56 (3)	0.75	0.45	0.30		1.5
Exeter 1 - 54(4)	0.75	0.45	0.30			1.5
Perth 1 - 36	1.25	0.75	0.50
Rey Arturo 1 - 30	1.25	0.75	0.50
Lancelot II 1 - 40	1.25	0.75	0.50
Lancelot 1 1 - 27	1.25	0.75	0.50
Merlin IB 1 - 10	1.25	0.75	0.50
Merlin I A 1 - 48	1.25	0.75	0.50
Tristan II B 1 - 4	1.25	0.75	0.50
Galahad IA 1 - 44	1.25	0.75	0.50
Camelot 1 - 60	1.25	0.75	0.50
Galahad I C 1 - 60	1.25	0.75	0.50
Tristan II A 1 - 60	1.25	0.75	0.50
Galahad I B 1 - 3	1.25	0.75	0.50
Percival 4 1 - 60	1.25	0.75	0.50

Notes:

(1)	Each of the NSR’s to Richard Jeffs, Caitlin Jeffs and Joao da Costa will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of USD$10,000 per Royalty Holder will be paid. Pursuant to Chilean law, this agreement is not fully complete until registered against the land title in Chile.
(2)	Farellón Alto 1 – 8 is subject to a royalty in favor of Cecilia Alday Limitada equal to 1.5% of the net smelter return that Polymet receives from the property to a maximum of USD$600,000. The royalty is payable monthly and is subject to a monthly minimum of USD$1,000 when Red Metal starts selling any minerals it extracts from the property.
(3)	Red Metal has the right to buy out the royalty for a one-time payment of USD$1,500,000.
(4)	Red Metal has the right to buy out the royalty for a one-time payment of USD$750,000.

Mineral Tenure

Chile’s current mining and land tenure policies were incorporated into laws in 1982 and amended in 1983. The laws were established to secure the property rights of both domestic and foreign investors to stimulate mining development in Chile. While the state owns all mineral resources, exploration and exploitation of these resources is permitted by acquiring mining concessions which are granted by the courts according to the law.

Concessions are defined by UTM coordinates representing the centre-point of the concession and dimensions (in metres) in north-south and east-west directions. There are two kinds of concessions, mining and exploration, and three possible stages of a concession to get from an exploration concession to a mining concession: ‘pedimento’, ‘manifestacion’, and ‘mensura’ (see below for descriptions). An exploration concession (‘pedimento’) can be placed on any area, whereas the survey to establish a permanent exploitation concession (‘mensura’) can only be effected on “free” areas where no other mensuras exist.

Pedimento

A pedimento is an initial exploration concession with well-defined UTM coordinates delineating the north-south and east-west boundaries. The minimum size of a pedimento is 100 ha and the maximum is 5000 ha, with a maximum length-to-width ratio of 5:1. A pedimento is valid for a maximum period of 2 years. At the end of the 2-year period it can either be reduced in size by at least 50% and renewed for an additional 2 years or, entered into the process to establish a permanent concession by converting it into a manifestacion. New pedimentos are allowed to overlap pre-existing pedimentos, however, the pedimento with the earliest filing date always takes precedence providing the concession holder maintains their concession in accordance with the Mining Code of Chile and the applicable regulations.

Manifestacion

Before a pedimento expires, or at any stage during its two-year life (including the first day the pedimento is registered), it may be converted to a manifestacion. A manifestacion is valid for 220 days, and then prior to the expiry date, the owner must request an upgrade to a mensura.

Mensura

Prior to the expiration of a manifestacion, the owner must request a survey (mensura). After acceptance of the Survey Request (‘Solicitud de Mensura’), the owner has approximately 12 months to have the concession surveyed by a government licensed surveyor. The surrounding concession owners may witness the survey, which is subsequently described in a legal format and presented to the National Mining Service of Chile (Sernageomin) for technical review, which includes field inspection and verification. Following the technical approval by Sernageomin, the file returns to a judge of the appropriate jurisdiction, who dictates the constitution of the claim as a mensura (equivalent to a patented claim in Canada). Once constituted, an abstract describing the claim is published in Chile’s official mining bulletin (published weekly), and 30 days later the claim can be inscribed in the appropriate Mining Registry (Conservador de Minas).

Once constituted, a mensura is a permanent property right, with no expiration date. As long as the annual fees (‘patentes’) are paid in a timely manner (from March to May of each year), clear title and ownership of the mineral rights is assured in perpetuity. Failure to pay the annual patentes for an extended period can result in the concession being listed for ‘remate’ (auction sale), wherein a third party may acquire a concession for the payment of back taxes owed (plus a penalty payment). In such a case, the claim is included in a list published 30 days prior to the auction and the owner has the possibility of paying the back taxes plus penalty and thus removing the claim from the auction list.

Due to the complicated nature of the land tenure system in Chile, Red Metal has engaged a land tenure specialist who sends a monthly report on the status of all claims in the areas we are working in. This report includes a list of any new concessions in our area along and any obligation on our part to notify new concession holders of our existing concessions.

Environmental Liabilities

There are no known environmental liabilities within the Carrizal Property. The Company has not applied for any environmental permits on the Carrizal Property and has been advised that none of the exploration work completed to date requires an environmental permit. For all exploration work in Chile, any damage done to the land must be repaired.

The Llanos de Challe National Park, which was created in July 1994, covers the southern 750 m of the Farellón Alto 1 - 8 concession. According to the Mining Code of Chile, to mine or complete any exploration work within the park boundaries, the Company will be required to get written authorization from the Chilean government.

Exploration History

Introduction and Regional History

Mining has played an important role in Chile’s economy starting in the 16th century with gold, silver and copper being mined from high grade deposits. Copper mining, in particular, has employed a significant portion of the population both directly and indirectly over the last 100 years. Historically, the most significant mineral producing zone in Chile has been the Coastal Cordillera, ranging between 50 and 100 km wide, extending over 2,500 km from Valparaiso in the south, northward to the Peruvian boarder.

The Carrizal Alto Mine area is located within this prolific Coastal Cordilleran range, in the Atacama III Region of northern Chile, between Copiapo and Vallenar. Historical records indicate that copper mining commenced at Carrizal Alto in the 1820s and continued on a significant scale mostly by British companies until 1891, when disastrous flooding occurred and mines closed. The historical reports indicate that the larger mines were obtaining good grades over significant widths in the bottom workings at the time of closure. Very little information regarding mining has survived, but there is a small amount of historical data located in the SERNAGEOMIN National Archives in Santiago, Chile. Up until 1891, mining at the Carrizal Alto Mine site produced over 3 million tonnes of Cu ore, grading between 5 and 15% copper (National Archives in Santiago, Chile). There was also a large quantity of direct shipping ore at 12% copper. At one time there was a considerable body of tailings present to support these figures, however this material has been reprocessed and depleted due to the high prices of gold and copper over the last few years.

The Carrizal Alto Mine area contains a series of northeast-trending shear structures, including the principal vein systems of ‘Mina Grande’ and ‘Armonia’. Both vein systems have been worked extensively. The Mina Grande shear contains workings that extend for over 2.5 km as a nearly continuous line of pits, collapsed stopes, narrow open cuts and numerous shafts. The Armonia vein system is similar, extending for 1.8 km. Oxidation depths range from 50 to 150 m, and judging from remnant material, many of the veins were probably worked to this depth and then abandoned as sulfide mineralization was reached.

In the most productive zone at Mina Grande (which stretches for 1.5 km), the mineralized vein reached 15 m in width and is composed of quartz, sericite, chalcopyrite and pyrite. Amphibole-rich seams occur proximal to the diorite wall rock, which also frequently contains chalcopyrite and pyrite-bearing impregnations and smaller veins. The main producing mine in the Carrizal Alto Mine area was the Veta Principal on the Mina Grande shear, which was mined to a depth of 400 m along a strike of 1.8 km and over a width varying from 2-15 m. The deepest workings reached 600 m. Several slag dumps remain at old sites of local smelters treating the sulfide ores. Carrizal Alto, despite spectacular past production from the Capote, Mina Grande, and Armonia mines, has remained virtually untouched since the brief gold revival of the 1930s.

The current Carrizal Property is comprised of two contiguous blocks, namely the Farellón to the south and Perth to the north (Figure 2). Both of these blocks border the historically-productive Carrizal Alto Mine to the east, sharing geological and mineralogical attributes, and for consistency, the historical names have been retained.

Farellón Project Area

The Farellón block of concessions, which are contiguous with the Carrizal Alto Mine area, was mined on a limited basis in the 1940s. Very little information remains from this time period, except for a few plans of the limited underground mining (SERNAGEOMIN National Archives, Santiago, Chile).

In 1963, eight samples were taken from two high grade veins from the accessible workings within the Farellón project area, namely Veta Pique and Veta Naciente. These samples were analysed for copper, gold, silver, and gangue oxides (Table 4). Unfortunately, no units of measure were provided in the 1963 report accompanying the assay grades, although wt% is most likely for copper. In conjunction with historic records from the 1940s, this information was incorporated into a mineral resource estimate (see below).

In the 2010 Technical Report by Micon on the Company’s Farellón Property (which corresponds roughly to the current Farellón Project area), the author stated that “no attempt was made to verify the sampling program of 1963, as the workings were not entirely accessible and there is no sample location map upon which to attempt to duplicate the samples” (Lewis, 2010).

Table 4 - Grades of Cu, Au, and Ag from Veins of the Farellón Project

Sample		Length	Grade
Number	Vein	(m)	Cu	Au	Ag	CaO	FeO	MgO	SiO2
1	Veta Pique	2.5	1.8	0.5	5	47.89	6.54	0.27	1.34
2	Veta Pique	2.45	6.9	1	20	31.14	13.77	0.3	2
3	Veta Pique	3	3	1	10	46.43	5.86	0.26	2.5
4	Veta Pique	1	1.2	0.2	5	31.52	3.49	0.3	25.66
5	Veta Naciente	2	2.4	0.5	5	47.99	5.52	0.32	1.5
6	Veta Naciente	1.8	3	1	5	38.25	6.09	0.23	17.84
7	Veta Pique	1.7	1.7	0.5	3	43.77	4.51	0.28	10
8	Veta Naciente	0.8	1.6	0.5	3	28.8	3.71	0.23	29.54
Total*		1.8	2.1	0.6	5	40.66	5.1	0.27	12.62

* The arithmetic average for the total in the table excludes Sample 2.
Derived from the 1963 report in the Sernageomin files, National Archives, Chile.

Oliver Resources, an Irish-based company, through its Chilean subsidiary Oliver Resources Chile Ltda., briefly explored the Farellón Property in 1990 with a stream sediment sampling program and sampling of the Farellón Alto and Bajo mine dumps.

The Farellón Property was incorporated into a larger land package called the Azucar Project in the 1990s, owned by Minera Stamford S.A. (Minera Stamford), a Chilean exploration company. In a joint venture with Metalsearch, an Australian company, exploration on these concessions included geological mapping, rock chip sampling, soil geochemistry, reverse circulation (RC) drilling and metallurgical sampling. Geological mapping of the Azucar project showed a NE-trending sheared contact 50 to 200 m wide, containing significant consistent mineralization along a 2 km strike length. Minera Stamford collected 152 rock chip and dump samples from prospective areas along the mineralized shear zone, of which 36 samples fell within the boundary of the Farellón Project. Samples were analyzed for gold, copper and cobalt. The highest gold sample within the Farellón Property was 13.50 g/t Au, the highest copper result was 6.15% Cu, and the highest cobalt result was 0.68% Co.

A reverse circulation drilling program of 33 holes totaling 6,486 m was completed between 1996 and 1997 targeting the shear zone on the Azucar property by the JV between Minera Stamford and Metalsearch. Twenty-two (22) of these holes were located within the Farellón Project area, representing a total of 3918 m. Drill holes were placed at irregular intervals along the mineralized shear zone, and the holes were sampled at regular 1 m intervals along their entire length. Results of this drill campaign confirmed the consistent presence of mineralization in the shear zone, to a vertical depth of ~200 m. The highest gold concentration was 21.03 g/t Au, the highest copper result was 9.21% Cu, and the highest cobalt result was 0.58% Co (all of these results are over 1 m intervals).

Table 5 - Summary of the Minera Stamford-Metalsearch JV Reverse Circulation Drill Hole Statistics for the Farellón Project area

	UTM Coordinates
Hole Number	Easting	Northern	Elevation (m)	Azimuth (°)	Dip (°)	Depth (m)
FAR-96-06	308962.3	6888011	573	110	-62	100
FAR-96-07	308954.2	6888059	560	110	-62	163
FAR-96-09	309131.2	6888706	552	95	-65	242
FAR-96-010	309167.3	6888980	557	112	-75	211
FAR-96-011	309155.5	6888870	565	102	-62	169
FAR-96-013	309092.8	6888659	540	110	-65	257
FAR-96-014	309131.5	6888703	552	90	-90	203
FAR-96-015	309155	6888867	565	90	-90	200
FAR-96-016	309128.3	6888882	565	111	-65	200
FAR-96-017	309165.4	6888979	557	90	-90	200
FAR-96-018	309181	6889026	562	115	-65	51
FAR-96-019	309180	6889026	562	90	-90	200
FAR-96-020	309138.7	6888640	553	140	-65	150
FAR-96-021	309137.9	6888641	553	90	-90	200
FAR-96-022	309086.1	6888591	564	131	-65	150
FAR-96-023	309085.3	6888601	564	90	-90	200
FAR-96-024	309057.6	6888503	544	110	-65	150
FAR-96-025	309056.6	6888503	544	90	-90	172
FAR-96-026	309029.9	6888387	544	140	-65	150
FAR-96-027	309029.3	6888387	544	90	-90	199
FAR-96-028	309337.5	6889279	500	112	-65	150
FAR-96-029	309336.5	6889280	500	90	-90	201
Total						3,918

Table provided by Red Metal Resources Ltd.

Table 6 - Summary of significant intercepts from the 1996-1997 RC Drilling Program by Minera Stamford and Metalsearch within the Farellón Project area

	Significant Interval (m)			Assay Results
Drill Hole	From	To	Length	Gold (g/t)	Copper (%)	Cobalt (%)
FAR-96-06	49	54	5	0.15	0.73	0.01
FAR-96-07	25	34	9	0.38	1.05	0.02
FAR-96-09	57	84	27	0.51	0.91	0.03
FAR-96-010	31	36	5	1	0.68	0.04
FAR-96-011	20	26	6	0.67	0.46	0.02
FAR-96-013	86	93	7	0.87	1.68	0.04
FAR-96-014	77	83	6	0.66	0.85	0.06
FAR-96-015	59	79	20	0.99	0.98	0.06
	99	109	10	0.18	1.02	0.03
FAR-96-016	24	26	2	0.95	1.57	0.02
	64	70	6	0.73	0.81	0.07
FAR-96-020	14	16	2	0.46	1.85	0.05
	39	43	4	0.75	0.9	0.03
FAR-96-021	22	25	3	4.17	5.29	0.11
FAR-96-022	29	39	10	1.53	1.31	0.04
FAR-96-022	100	108	8	3.72	2.49	0.06
FAR-96-023	50	53	3	0.48	1.1	0.06
	59	64	5	0.28	0.78	0.03
	132	147	15	0.6	1.42	0.03
FAR-96-024	33	36	3	0.94	2.89	0.06
FAR-96-025	65	85	20	0.97	1.22	0.02
FAR-96-028	55	58	3	0.12	0.52	0.06
FAR-96-029	30	34	4	0.18	1.15	0.07

The historic Farellón workings are in metamorphic units within the sheared metamorphic/tonalite contact zone which is about 200 m wide. The workings are large but restricted to the oxide zone and range from 1-20 m wide. A sample of the wall rock and quartz veined metamorphic rocks taken by Minera Stamford returned 3.0% copper, 1.4 g/t gold, 0.08% cobalt, and 1.1% arsenic.

The lower Farellón workings are several hundred metres to the south and associated with massive siderite. A sample collected by Minera Stamford of the lode material returned 5.6% copper, 2.4 g/t gold, 0.02% cobalt. A 20-ton trial parcel of material from the Farellón workings in the 1950s is reported to have returned over 1% cobalt.

The Company acquired the rights to the Farellón Property on April 25, 2008, upon its Chilean subsidiary exercising the option to buy the property from Minera Farellón. The Company drilled five RC drill holes in 2009, totaling 725 m using a Tramrock Dx40 RC rig. This larger rig necessitated widening existing roads rehabilitating access to old drill pads. The drill program was designed to twin some of the Minera Stamford 1996-1997 drill holes for data verification, as no geological information was recovered from the Minera Stamford drill program and assays were not accompanied by laboratory certificates. One drill hole tested 100 m below the known mineralization, and another hole tested continuity of mineralization between previously drilled sections.

Collar locations and azimuths for the 2009 drilling were surveyed using a total station surveying tool. Each drill hole had 1.5 m of blue PVC piping added to it as a surface pre-collar which was cemented into place to permanently denote the drill hole location. Downhole surveys were completed on all drill holes from the 2009 program and on six drill holes from the 1996-1997 Minera Stamford program (holes 9, 14, 20, 21, 22, and 23). Surveying of all historic drill holes surrounding the current drilling was attempted, but some of the holes were caved and the survey tool was unable to be lowered into the hole.

Table 7 - Summary of Red Metal’s 2009 RC Drill Program on the Farellón Project

	UTM Coordinates
Hole Number	Easting	Northern	Elevation (m)	Azimuth (°)	Dip (°)	Depth (m)	Comments
FAR-09-A	309,086	6,888,591	550	131	-65	125	twinning FAR-96-22
FAR-09-B	309,125	6,888,709	560	95	-65	100	twinning FAR-96-09
FAR-09-C	309,127	6,888,922	555	105	-65	145	testing continuity between sections
FAR-09-D	308,955	6,888,696	539	95	-65	287	testing depth extent of mineralization
FAR-09-E	309,133	6,888,645	551	Vertical	-90	68	twinning FAR-96-21
Total						725

Table 8 contains the significant intervals calculated from the 2009 RC drill program by the Company. The intervals are reported as core lengths, as the true width of the mineralized zones have not been determined.

Table 8 - Summary of significant intercepts from Red Metal’s 2009 RC Drill Program on the Farellón Project

DI9:P21rill	Assay Interval (m)				Assay Grade
Hole Number		From	To	Core Length	Gold (g/t)	Copper (%)	Cobalt (%)
FAR-09-A		32	37	5	0.59	1.3	0.02
		97	106	9	0.44	1.63	0.04
	including	103	106	3	0.48	2.49	0.07
FAR-09-B		56	96	40	0.27	0.55	0.02
	including	60	63	7	0.46	1.42	0.04
		75	87	12	0.71	1.28	0.03
FAR-09-C		77	82	5	4.16	2.57	0.05
FAR-09-D		95	134	39	0.11	0.58	0.01
	including	95	103	8	0.33	2.02	0.02
FAR-09-E		25	30	5	0.54	1.35	0.02
		65	68	3	0.58	1.46	0.06

Results from the 2009 drilling confirmed the general location and tenor of the mineralization determined during the 1996-1997 Minera Stamford drilling program, however, the 2009 program was not able to reproduce the historical gold assays within holes FAR-09-A and FAR-09-E, designed to duplicate historical holes FAR-96-22 and FAR-96-21, respectively. In the case of FAR-09-E, the disparity between the historical 1996-1997 and 2009 assays was also found with respect to copper. All drill holes during the 2009 drilling program intersected oxide facies mineralization with only minor amounts of sulfide (e.g. hole FAR-09-D).

In 2011, the Company completed a second drilling program, consisting of nine reverse circulation holes and two combined RC/diamond drill (core) holes. Chips and core recovered consisted of 2050 m of RC drilled, and 183 m of diamond (core), for a total of 2233 m. The program was designed to expand the known mineralized zone down-dip to 200 m vertical depth, extend the known mineralized strike length of the overall deposit to 700 m, and infill large gaps with holes drilled at 75 m spacing. Two of the drill holes finished with diamond drill core, providing information to better define the structural controls on mineralization.

Collar locations and azimuths for the 2011 drilling were surveyed using a handheld GPS. The Company used a magnetic REFLEX EZ-TRAC instrument to complete downhole surveys using a digital remote gyroscope. Downhole surveys were completed on all 11 drill holes from the 2011 program every 50-100 m downhole so most drill holes had at least three readings taken along with the one at the surface. Due to the high magnetic susceptibility of the subsurface, the azimuth reading and the magnetic readout gave inaccurate readouts. Therefore, only the downhole dip could be recorded with any level of confidence. The significant assays are reported as core lengths as the true width of the mineralized zone was not established.

Table 9 - Survey information from Red Metal’s 2011 Combined RC/Diamond drilling program.

Hole Number	UTM Coordinates (PSAD 56)			Azimuth (°)	Dip (°)	Depth (m)	Comments
	Easting	Northern	Elevation (masl)
FAR-11-001	309,298	6,889,226	499	130	-65	101
FAR-11-002	309,180	6,889,140	508	130	-65	228
FAR-11-003	308,992	6,888,677	517	130	-60	200
FAR-11-004	309,095	6,888,808	513	130	-65	200
FAR-11-005	309,041	6,888,760	497	130	-60	143	Abandoned at 143 m
FAR-11-006	309,113	6,888,870	556	130	-80	200
FAR-11-007	309,113	6,888,870	556	130	-60	162
FAR-11-008	309,104	6,888,984	531	130	-65	200
FAR-11-009	308,955	6,888,710	536	130	-65	247	Diamond 200-247 m
FAR-11-010	309,007	6,888,852	528	130	-60	300	Diamond 164-300 m
FAR-11-011	309,031	6,888,950	541	130	-65	252
Total						2,233

Table 10 - Significant intercepts from Red Metal’s 2011 drill program on the Farellón Project.

Drill hole Number		Assay Interval (m)			Assay Grade
		From	To	Core Length	Gold (ppm)	Copper (%)	Cobalt (%)
FAR-11-001		36	49	13	0.35	2.51	0.06
	including	36	44	8	0.53	3.95	0.09
FAR-11-002	Zone faulted off, no significant intercepts
FAR-11-003		150	155	5	0.28	0.4	0.03
FAR-11-004		141	145	4	0.01	0.73	0.01
FAR-11-005		124	133	9	0.26	0.84	0.02
	Hole lost in mineralization
FAR-11-006		80	112	32	0.99	1.35	0.02
FAR-11-007		64	70	6	0.7	0.66	0.07
FAR-11-008		98	102	4	0.26	0.85	0.01
FAR-11-009		202	211.55	9.55	0.42	0.95	0.05
FAR-11-010		179.13	183	3.87	0.39	0.5	0.05
FAR-11-011		54	56	2	0.48	0.97	0.03

Drilling returned copper results as high as 8.86% Cu, with 0.80 g/t Au over 1 m (FAR-11-001), and 5.35 g/t Au, 4.77% Cu, and 0.024% Co over a 2 m interval (FAR-11-006). There was evidence of pinching and swelling in the mineralized vein structures, as significant intercepts ranging in width from 2 m to 32 m. Ten of the eleven drill holes contained significant intercepts (9). Drill hole FAR-11-002 did not intercept the interpreted mineralized zone, likely due to a misinterpretation of localized fault off-set of the mineralized vein.

All significant intercepts from the 2011 drilling program were dominated by supergene oxide mineralization from surface to ~150 m depth. Sulfide mineralization was minimal within this shallow depth range, becoming more abundant as the transition to the hypogene zone approached below ~150 m depth. This transition zone was highly variable depending on faulting, groundwater flow pathways, and variable elevation. Below 150 m, hypogene conditions dominated, resulting in abundant sulfide mineralization, as seen in drill holes FAR-11-003 (177-182 m), FAR-11-009 (202-211.55 m), and FAR-11-010 (179.13-183 m). Supergene mineralization was dominated by malachite, chrysocolla, and copper±gold within goethite and limonite iron oxides. Alteration haloes were associated with supergene mineralization such as carbonate, limonite, hematite, goethite, and manganese oxide. Other alteration minerals were present, such as chlorite, epidote, actinolite, biotite, and sericite, however these minerals were not related to the supergene mineralization.

Hypogene mineralization was dominated by chalcopyrite with associated gold. Chalcopyrite occurred as amorphous blebs and lesser disseminations hosted in massive, sometimes vuggy quartz and calcite. A good example was found in drill core from hole FAR-11-009 within the mineralized intersection between 202 m and 211.55 m. The mineralized intersections broadly occur along the regional lithological boundary shear zone between overlying Paleozoic metasediments to the west and underlying Jurassic intrusives to the east.

Most of the 2011 drill holes did not pass through the lithological boundaries, even after drilling through the mineralized structures. Therefore, it was interpreted that this mineralization occurs in close proximity to the lithological boundaries, but that the mineralized structures do not exactly follow the contact but instead occur as splays and faults emanating off the major structural boundary.

The 2011 drilling results confirmed that mineralization is still present down-dip of the intersections identified during the previous drilling campaign and are still open at depth. The infill drilling confirmed that the mineralization had significant grades and initiated the process of outlining a consistent 75 m spacing between drill holes. The 2011 drilling results also indicated that the significant grades for the copper and gold mineralization were still open along strike to the northeast and southwest, as demonstrated by hole FAR-11-001, which was drilled towards the northwest. All drill holes during the 2011 drilling program intersected oxide facies mineralization with the only significant intercepts bearing sulfides in holes FAR-11-003 and FAR-11-009. The supergene-hypogene transition occurred anywhere between 50 m and 150 m and appeared to be dependent on local fracturing and faulting.

A mapping and sampling program was conducted on the Farellón Property in 2012, covering the contact zone between the metasediments and the diorite. The main focus of this program was to ascertain the nature of the veins occurring within each major rock type, and to determine whether any major differences existed in vein structure, mineralogy, alteration, size, and geochemical composition. Over 1,270 mapping sites were visited, with information such as major rock type and mineralization recorded. Of these sites, 56 samples were selected and submitted for geochemical analysis. The range of total copper achieved by this sampling program was between 1.17 and 5.78 % Cu, with between 50 and 99% of that representing copper sulfide mineralization. These samples also contained from 19-2465 ppm Co, and from 0.02-2.87 g/t Au.

Two diamond drill holes were completed in 2013 by Perfoandes on behalf of Red Metal totaling 116 m (45 m in the first hole, 71 m in the second). The first hole (F13-001) was located 28 m north of FAR-11-001 on a 45º bearing. Drill core was selectively sampled (16 m sampled from FAR-13-001 and 15 m sampled from FAR-13-002), and analysed for Au, total Cu and soluble Cu. A significant intersection was encountered in each drill hole, returning 0.7 % Cu and 0.2 g/t Au over 6 m. The second hole recorded 1.75% Cu and 0.25 g/t Au over 9 m. These results confirmed similar findings from FAR-11-001, which was collared 28 m to the south. Both holes recorded the change in mineralogy from dominantly ankerite and other carbonates to more quartz-dominant, containing pyrite and chalcopyrite mineralization.

In 2014, the Company entered into a contract with a Chilean artisanal miner allowing the artisanal miner to extract mineralized material on the Farellón property in return for a 10% net sales royalty. In January 2015, the artisanal miner began selling mineralized material to ENAMI, the Chilean national mining company. To date approximately 11,265 tonnes of sulfide-mineralized material with an average grade of 1.67% Cu, 5.8 g/t Ag and 0.21 g/t Au, as well as 1813 tonnes of oxide mineralized material with an average grade of 1.56% Cu has been sold to ENAMI. The ENAMI processing facility currently does not have the capability of recovering cobalt and therefore the artisanal miner did not regularly analyse for cobalt. Three grab samples taken from the same location as the mined mineralized material (Level 7 - 70 m level), were analysed for gold, copper, and cobalt, with results shown below in Table 11.

Table 11 - Level 7 sampling

70 metre Level Sampling*
Gold (ppm)	Copper (%T)	Cobalt (%)
n/a	2.86	0.12
n/a	1.43	0.07
2.2	6.8	0.11

*Grab samples are selective in nature and random in size and may not be representative of mineralization characteristics. n/a = not analyzed.

The Kahuna concession (part of the Farellón Project area) was historically held by Vector Mining, a private company, and optioned to Catalina Resources PLC (Catalina), a private UK registered mineral exploration company. Catalina conducted a geophysical exploration program in order to determine whether the mineralized structures to the northeast, exploited in the Carrizal Alto mine, extended into the Kahuna area, to determine whether any such structures were associated with possible sulfide mineralization, and to define drill targets for a subsequent phase of work. The survey area was traversed in detail and a geological map was prepared showing all the different lithologies and previous mine workings. Two target areas were defined; one within the diorite intrusive hosting the high-grade mineralization at the old Carrizal Alto mine, the other in the surrounding metamorphic sediments. Two ground geophysical surveys (induced polarisation (IP) and magnetometry) were completed May 2007, confirming the continuity of the mineral-bearing structures between Carrizal Alto and the Kahuna area, allowing for the definition of sites for follow-up drilling.

The ground magnetic survey was completed on a grid measuring 1.2 km by 3.2 km. A total of 70 km were surveyed on lines spaced 50 m apart. In the IP survey a total of 27 km of data were acquired with a gradient array. Three one km lines were surveyed in a more detailed follow-up survey with a multi-array consisting of both pole-dipole and multi-bipole gradient array. The principal orientation of the shear zones was confirmed to be to the northeast towards Carrizal Alto where similar structures were exploited previously for copper and cobalt. However, there are also several trends to the northwest interpreted to be fault zones that offset the mineralized shear zones slightly. A north-south trend is probably due to dykes. A strong IP anomaly was located in the western portion of the survey area. The IP anomaly correlated with a shallow strongly conductive zone known to be associated with mineralization developed on the margin of the intrusive and exposed in shallow workings. Despite positive results warranting further attention, Catalina eventually dropped the option to the Kahuna Property, and it returned to Vector Mining.

Legend
Known Quartz Calcite Vein
Interpreted Quartz Calcite Vein
InterpretedShearZone
Carrizal Property Outline
Regional Geology
Jurassic Canto del Agua Diorite
Alluvial Deposits
Jurassic Algodones Monzogranite
Quaternary Alluvial Deposits
Devonian Metasediments
Drill Hole Collar - Year Drilled
1996
2009
2011
2013
redmetal
RESOURCES
Date: 2021-06-28
Author: A. Hughes
Scale: 1:50,000
Carrizal Property Geology
PSAD 56 Z19S
6896000
6894000
6892000
6890000
6888000
0
1
2
4
6
8
Kilometers
308000
310000
312000
314000
316000
N

Figure 5 - Drill hole collar locations on the Carrizal Property
(Geology based on Arevelo and Welkner, 2003; figure supplied by Red Metal).

Perth Project Area

The northern concessions of the Carrizal Property have historically been called the Perth Project. There are numerous artisanal workings throughout this section of the Carrizal Property. The Puenta Negra Mine area contains the Argentina and Dos Amigos veins, with the most significant workings on the property occurring at the Argentina shaft (Figure 6). Unfortunately, no historic mining records have been located for the Argentina and Dos Amigos veins.

In the 1990s the Cachina Grande area of the Carrizal Alto received some attention. The Cachina Grande area is underlain by Paleozoic metasediments to the west of the dioritic-hosted Carrizal Alto. In 1991, seven samples from the Cachina Grande area were taken for the report on the Carrizal Alto mining district by Oliver Resources (Ulriksen, 1991). Samples were taken from the Argentina old workings vein 1.8 m, resulting in a range of Cu between 1.76 and 3.4% Cu, and between 0.05 and 1.22 g/t Au. Samples taken from the Dos Amigos North dump were grab samples and ranged between 0.46 and 0.83% Cu, and between 1.29 and 3.41 g/t Au.

Appleton Resources Ltd. optioned the Perth Property in 2007 and completed a surface sampling program covering 12 veins identified on the southern portion of the project area, as part of a NI 43-101-compliant report on their Perth Caliza Property (which includes the southern portion of the current Perth project area) (Butrenchuk, 2008). Significant results from the 56-sample program by Appleton Resources in 2007 include total copper between 0.01 and 11.4% Cu, and between 0.01 and 10.7 g/t Au and up to 0.186% Co.

Figure 6 - Argentina Shaft and Headframe in the northern Perth Project Area

In 2011, the Company conducted another sampling program, collecting 129 samples from its Perth Property, and analysing for total copper, soluble copper, gold, and cobalt. Results include total copper ranging between 0.01 to 11.36% Cu, gold ranging between 0.01 to 29.93 g/t Au, and cobalt ranging between 2 to 6933 ppm.

In 2013 and 2014, the Company optioned the Perth Project area to Mineria Activa, a Chilean private mining company. Mineria Activa conducted a surface sampling, stripping and channel sampling program followed by a two-phase drilling program within the Perth Project area. The surface sampling and stripping program consisted of collecting 762 samples, a combination of grab and chip samples, and analysing them for total copper, soluble copper, gold, and cobalt. Results included a range of copper total results between 0.001 and 7.16% Cu, between 0.005 and 16.5g/t Au, and between 0.001 and 0.437% Co. Mineria Activa drilled 30 diamond drill holes on the Perth Project area, of these 30 holes, only three were entirely on the Red Metal mineral concessions, the remainder targeted a vein that is exposed at surface on a claim owned by another company that runs through the middle of Red Metal’s Perth Project area. Of these three drill holes only one, DP-04, intersected any significant mineralization; 1 m grading 2.15 gt Au, 1.32% Cu and 0.017% Co.

Historical Resource Estimates and Production

There are no formal historical resource estimates on the Farellón project. However, a number of old memo-style reports were put together by the provincial engineer for Atacama particularly in 1963. The sources for the 1963 report were other reports dated from 1942 to 1949. In the report it was noted that the deposit consisted of 3 veins in metamorphic rocks and that blocks of material approximately 50 m in length and depth had been extracted. The historical estimates do not conform to the presently accepted CIM standards and definitions, for resource estimates, as required by NI 43-101 regulations.

The 1963 report contained a number of tables which indicated the reserves reported in the previous 1949 report by Ing. Herbert Hornkohl. There are a number of inaccuracies in the tables contained in the 1963 report, most likely related to typing errors, and Micon has attempted to correct these errors by comparing them to the 1949 tables, where applicable. The tables from the reports are reproduced below but not all of the units of measurement were provided for the tabulated grades in the reports. Therefore, Micon has not assigned units of measurement to any grades which are not specified in the reports. After the 1949 study was conducted, the mine was worked and at 1963 there was no visible mineralization (positive ore). There were 500 tons of waste and 1,320 tons of extracted material with the following grades.

Table 12 - “Positive Ore”

	Tons	Grade
		Cu (%)	Au (g/t)	Ag	CaO (%)	SiO2 (%)	Fe2O3	Al2O3	S
Veta Pique*	5,849	3.1	1.2	3.8	45.3	4.4	7.8	1.6	0.7
Veta Naciente*	6,817	2.7	1.1	4.9	44.1	5.0	11.7	2.7	0.7
Total	12,666	2.9	1.1	4.4	44.7	4.7	9.9	2.2	0.7

Derived from the 1949 and 1963 reports in the Sernageomin files, Chile.

Table 13 - “Waste”

Tons	Cu	Au	Ag	CaO	FeO	MgO	SiO2
500	2.20	1.0	10.0	45.98	5.29	0.60	2.50

Derived from the 1949 and 1963 reports in the Sernageomin files, Chile.

Table 14 - “Extractions”

	Tons	Cu	Au	Ag	CaO	FeO	MgO	SiO2
Veta Pique*	810	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Veta Naciente*	510	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	1,320	2.3	1.0	5.0	45.07	6.54	0.22	3.0

*Note: Veta Pique = Shaft vein and Veta Naciente = Outcrop vein.

Derived from the 1949 and 1963 reports in the Sernageomin files, Chile.

The May 2000 Minera Stamford report mentions a resource estimate but this is a conceptual resource estimate based on a minimal amount of information. However, Micon has reviewed this conceptual estimate and concluded that it would not meet the criteria necessary for its inclusion in an NI 43-101 report. Therefore, the Company should not rely on it as justification for a program of compilation work and further exploration. Further work is required to locate and evaluate the true extent and nature of the mineralization on the Farellón Project.

As mentioned previously a small amount of historical production has occurred on the Farellón Property primarily during the 1940s. However, there are few existing records of the production and there appear to be some discrepancies in the potential size of the waste dumps (1,000 and 500 tons) and grades reported in the material between the 1949 and 1963 reports contained in the archived files.

Geological Setting

Regional Geology

Chile is divided into three major physiographic units running north-south, namely the Coastal Cordillera, Central Valley (also termed the Central Depression), and the High Cordillera (Andes). The Carrizal Property lies within the Coastal Cordillera, on the western margin of Chile (Figure 7).

There are five main geological units within the Coastal Cordillera, including, (1) early Cretaceous back-arc basin marine carbonates (east); (2) late-Jurassic to early-Cretaceous calc-alkaline volcanic arc rocks (central); (3) early-Cretaceous Coastal batholith (west) (Marschik, 2001); (4) the Atacama fault zone (west) (Marschik, 2001); and, (5) Paleozoic basement metasedimentary rocks along the western margin (Hitzman, 2000). Many of these geological units are shown in Figure 7.

The Coastal Cordillera formed in the Mesozoic Era as major plutonic complexes were emplaced into broadly contemporaneous arc and intra-arc volcanics and underlying Paleozoic deformed metasediments (Hitzman, 2000). This time period also saw development of the NW-trending brittle Atacama fault system, followed by widespread extension-induced tilting. Sedimentary sequences accumulated immediately east of the Mesozoic arc terrane in a series of interconnected, predominantly marine, back-arc basins. Early- to mid-Jurassic through mid-Cretaceous volcanism and plutonism throughout the Coastal Cordillera and immediately adjoining regions are generally considered to have taken place under variably extensional conditions in response to retreating subduction boundaries (slab roll-back) and steep, Mariana-type subduction (Hitzman, 2000).

Local Geology

The Carrizal Property covers two distinct contact zones between Paleozoic metasedimentary rocks in the central section, and late Jurassic diorites and monzodiorites to the northwest and southeast.

Paleozoic metasedimentary rocks belonging to the Chanaral Metamorphic Complex are composed of shales, phyllites and quartz-feldspar schists/gneisses (Minera Stamford, 2000). The sedimentary rocks have a strong NNE-striking shallow foliation dipping 40° southeast. The intrusives towards the southeast corner of the Carrizal Property, in the Farellón Project area, belong to the Canto del Agua formation and consist of diorites and gabbros hosting many NE-oriented intermediate-mafic dykes. These diorites are known to host extensive veining with copper and gold mineralization (Arevalo and Welkner, 2003). Locally, a small stock-like felsic body, called Pan de Azucar, with lesser satellite dykes, intrudes the diorite. The intrusive relationship between the diorite and metasediments on this south end of the Carrizal Property always appears to be tectonic (Willsteed, 1997).

Property Geology

The southern contact zone between the metasedimentary rocks and the diorite is a mylonitic shear zone, ranging between 5 m and 15 m in width, striking NNE, and dipping 65° to the northwest. This shear zone is host to mineralized quartz-calcite veins that splay off to the east into the diorites of the adjacent Carrizal Alto Mine area.

The Perth project area at the northern end of the Carrizal Property, also hosts a significant NS-trending vein swarm. Although these veins pinch and swell, they are generally 2 m wide and have been measured up to 6 m wide. Individual veins can be traced from a few 100 m to greater than 2 km in length. Most of the veins identified thus far on surface lie within the metasedimentary rocks, however several veins have been traced cross-cutting the northern metasediment-granodiorite contact.

Mineralization

The Carrizal Property occurs within the Central Andean IOCG Province (Sillitoe, 2003; Figure 7). Vein type, plutonic-hosted IOCG deposits such as Carrizal Alto and by extension the contiguous Carrizal Property, are characterized by a distinct mineralogy that includes not only copper and gold but also cobalt, nickel, arsenic, molybdenum, and uranium (Sillitoe, 2003; Clark, 1974). All of the IOCG deposits in the region are partially defined by their iron content in the form of either magnetite or hematite (Sillitoe, 2003).

Figure 7 - The Central Andean IOCG Province of northern Chile (Sillitoe, 2003).

The Carrizal Alto Mine, directly adjacent to the Carrizal Property, is highlighted (red) for reference.

A variety of alteration assemblages has been noted in the Chilean deposits according to whether or not the deposits are hematite or magnetite dominated:

1. Magnetite-rich veins contain appreciable actinolite, biotite and quartz, as well as local apatite, clinopyroxene, garnet, hematite and K-feldspar, and possess narrow alteration haloes containing one or more of actinolite, biotite, albite, K-feldspar, epidote, quartz, chlorite, sericite and scapolite.

2. Hematite-rich veins tend to contain sericite and/or chlorite, with or without K-feldspar or albite, and to possess alteration haloes characterised (Sillitoe, 2003) by these same minerals. Typically the vein deposits of the coastal Cordillera are chalcopyrite, actinolite and magnetite deposits (Ruiz, 1962).

Carrizal Alto, just east of the Carrizal Property, has historically been known as a significant cobalt deposit (Ruiz, 1962; Clark, 1974) and has returned cobalt grades of up to 0.5% Co in the form of cobaltiferous arsenopyrite (Sillitoe, 2003; Ruiz, 1962), carrollite, and other cobalt sulfides (Clark, 1974). Copper mineralization on the Carrizal Property consists of malachite and chrysocolla in the oxide zone and chalcopyrite in the sulfide zone. There is some indication that in the oxide zone some of the copper mineralization is tied up in a goethite-bearing clay matrix (Willsteed, 1997; Floyd, 2009).

Alteration associated with the greater shear zone is comprised of actinolite, biotite, sericite, epidote, quartz and carbonate mineralization. The sulfidized quartz-calcite veins occurring within the shear zone can display an intense pyrite-sericite-biotite alteration halo. In places, there is massive siderite and ankerite alteration (Minera Stamford, 2000).

Deposit Types

The main target on the Carrizal Property is vein-style iron oxide-copper gold (IOCG) mineralization associated with a shear contact between intrusive diorite and metasedimentary rocks, containing significant amounts of iron oxide, copper, gold and cobalt, distinctive of IOCG deposits in the region (Sillitoe, 2003). IOCG deposits of northern Chile are known to exist in the belt from just south of the town of Vallenar (almost 29°S) to just south of Chanaral (26°S) (Hitzman, 2000). Although this deposit type covers a wide spectrum, the characteristic IOCG deposits of northern Chile have been clearly defined by Sillitoe (2003) as the following:

Iron oxide-copper-gold deposits, defined primarily by their elevated magnetite and/or hematite contents, constitute a broad, ill-defined clan related to a variety of tectono-magmatic settings. The youngest and, therefore, most readily understandable IOCG belt is located in the Coastal Cordillera of northern Chile and southern Peru, where it is part of a volcano-plutonic arc of Jurassic through Early Cretaceous age. The arc is characterised by voluminous tholeiitic to calc-alkaline plutonic complexes of gabbro through granodiorite composition and primitive, mantle-derived parentage. Major arc-parallel fault systems developed in response to extension and transtension induced by subduction rollback at the retreating convergent margin. The arc crust was attenuated and subjected to high heat flow. IOCG deposits share the arc with massive magnetite deposits, the copper-deficient end-members of the IOCG clan, as well as with manto-type copper and small porphyry copper deposits to create a distinctive metallogenic signature.

The IOCG deposits display close relations to the plutonic complexes and broadly coeval fault systems. Based on deposit morphology and dictated in part by lithological and structural parameters, they can be separated into several styles: veins, hydrothermal breccias, replacement mantos, calcic skarns and composite deposits that combine all or many of the preceding types. The vein deposits tend to be hosted by intrusive rocks, especially equigranular gabbrodiorite and diorite, whereas the larger, composite deposits (e.g. Candelaria-Punta del Cobre) occur within volcano-sedimentary sequences up to 2 km from pluton contacts and in intimate association with major orogen-parallel fault systems. Structurally localised IOCG deposits normally share faults and fractures with pre-mineral mafic dykes, many of dioritic composition, thereby further emphasising the close connection with mafic magmatism. The deposits formed in association with sodic, calcic and potassic alteration, either alone or in some combination, reveal evidence of an upward and outward zonation from magnetite-actinolite-apatite to specular hematite-chlorite-sericite and possess Cu-Co-Au-Ni-As-Mo-U-(LREE) (light rare earth element) signature reminiscent of some calcic iron skarns around diorite intrusions. Scant observations suggest that massive calcite veins and, at shallower paleodepths, extensive zones of barren pyritic feldspar-destructive alteration may be indicators of concealed IOCG deposits.

The Carrizal Property lies well within the Chilean IOCG belt and fits many of the tectonic and mineralogical definitions outlined by Sillitoe (2003). The Carrizal Property is considered to be a vein-style IOCG deposit with significant amounts of iron oxide, copper, gold and cobalt distinctive of IOCG deposits in the region.

The main targets on the Carrizal Property are the two mineralized shear contact zones between the metasediments and diorites (Farellón Project area) and monzodiorites (Perth Project area). The shear zone has been interpreted to host several parallel, mineralized lenses.

Exploration

Red Metal began its exploration programs on the Property in 2009 with a 5-hole RC drilling program followed by programs in 2011 (11 RC/core holes), and in 2013 (2-hole RC drilling program), focusing on the Farellón Project area. Red Metal completed surface sampling and mapping programs between 2011 and 2014, as described below. The last work completed on the Property by the Company was in 2014.

Drilling

Red Metal acquired the rights to the Farellón Property on April 25, 2008, upon its Chilean subsidiary exercising the option to buy the Project from Minera Farellón. Red Metal completed five RC drill holes in 2009, totaling 725 m and using a Tramrock Dx40 RC rig. In 2011, Red Metal completed a second drilling program, consisting of nine RC holes and two combined RC/diamond drill (core) holes. The program was designed to expand the known mineralized zone down-dip to 200 m vertical depth, extend the known mineralized strike length of the overall deposit to 700 m, and infill large gaps with holes drilled at 75 m spacing. Two of the drill holes finished with diamond drill core, providing information to better define the structural controls on mineralization.

2022 Drilling Program on Farellón Alto

During January – February 2022, the Company successfully completed a nine-hole 2,010m drill program on its Farellón Alto 1-8 concession. The drill program targeted down dip extensions of known mineralized zones as well as testing new zones.

Highlights

●	First hole on new zone intercepted six meters of vein with strong visible copper sulphides; further 1.5 km of untested strike length;
●	All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits; and
●	Diamond drill core provided valuable alteration and structural information not seen in previous RC drilling.

Diamond Drilling

First five drillholes were focused at the northern end of the previously drilled Farellón project close to the artisanal mine workings. All five drill holes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite, zones of strong alteration associated with IOCG deposits and breccia zones up to 20m in width. Significant elements noted in initial observations included widespread potassic and argillic alteration and significant amounts of iron oxides transitioning from hematite into magnetite at depth.

The final four drillholes of the program targeted the south and north end of the Farellón zone and tested a previously undrilled structure parallel to the Farellón zone. These four drillholes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite and zones of strong alteration associated with IOCG deposits.

Table 15 - Summary of holes (1)

Drillhole	Target	Length	Highlights
FAR-22-012	Farellón North	143	9 metre zone with visible copper sulphide mineralization, infill gap in historic drilling
FAR-22-013	Farellón North	170	Extending known mineralization down dip by ~50 m, 23 metre zone of quartz/calcite veining with copper sulphides
FAR-22-014	Farellón North	158	Step out ~100m along strike
FAR-22-015	Farellón North	266	Down dip from FAR-22-014
FAR-22-016	Farellón North	286	Extend known mineralization to 196 metres vertical depth
FAR-22-017	Farellón South	326	Mineralized breccia zone at 236-243 m
FAR-22-018	Farellón South	293	Multiple zones of disseminated chalcopyrite mineralization and intense IOCG associated alteration
FAR-22-019	Farellón North	188	85-91 m brecciated quartz veining with strong chalcopyrite mineralization
FAR-22-020	New Zone	182	142-147.6 m quartz calcite vein with strong chalcopyrite mineralization and actinolite, iron and sericite alteration

(1) Widths are drill indicated core length as insufficient drilling has been undertaken to determine true widths with at this time.

New Zone Drill Tested

The newly tested parallel structure lies approximately 250 metres west of the Farellón vein and was mapped and sampled on surface in 2012. Mapping completed in 2012 traced the vein continuously over approximately 1.5km. All six surface samples taken along the structure in 2012 are listed below and all samples returned significant copper, gold and cobalt. The structure was tested with one drillhole and a six-metre quartz calcite vein was intercepted from 142m to 142.6m with visible chalcopyrite mineralization, intense pyrrhotite, albite and actinolite alteration.

Table 16 - Historic 2012 surface sampling on new zone

Sample ID	Easting	Northing	CuT%	Au g/t	Co%
123984	309701	6889159	4.97	0.43	0.07
123985	309862	6889291	3.73	0.80	0.02
123986	309644	6889070	3.40	0.41	0.03
123987	309424	6888843	1.60	0.23	0.10
123989	309227	6888420	3.86	0.68	0.04
123990	309040	6888003	2.49	0.63	0.02

As of the date of this Annual Report on Form 20-F sampling is ongoing for drillholes and no visual estimates of grade have been made.

Sample Preparation, Analysis, and Security

There have been no exploration or drilling samples collected by Red Metal, and as such, there are no preparation, analysis, or security details to describe.

Data Verification

During the site visit for purposes of preparing the Technical Report, the Qualified Person verified that the Carrizal Property contains widespread underground workings. The Qualified Person examined all historical data made available relating to historic sampling and drilling within the Carrizal Property, and took six mineralized rock grab samples from the artisanal mine working and investigated underground, in order to verify the typical grades of Cu, Au, and Co encountered on the Carrizal Property.

A description of the samples is provided in Table 17 and assay results in Table 18. Assays from grab rock samples collected on the Carrizal Property confirmed the presence of copper (oxide and sulfide phases), gold, silver, and cobalt. In the opinion of the QP, this verification data was adequate for the purpose of the Technical Report to provide an independent review of the Company’s Carrizal Property and verify the validity of the historical database.

Table 17 - Description of verification samples collected on the Farellón claims of the Carrizal Property

Sample No.	Location	Type	Alteration/Silicates	Zone	Mineralization
FN-01	Farellón North	Grab – level 7 stockpile on surface	Chlorite; quartz>calcite	Hypogene	chalcopyrite, pyrite
FN-02	Farellón North	Grab – level 7 stockpile on surface	Chlorite; quartz>calcite	Hypogene	chalcopyrite, pyrite
FN-03	Farellón North	Grab – level 7 stockpile on surface	Chlorite; quartz>calcite	Hypogene	chalcopyrite, pyrite
FN-04	Farellón North	Grab – level 7 stockpile on surface	Chlorite; quartz>calcite	Enriched Supergene	chalcopyrite, pyrite, bornite
FS-01	Farellón South	Grab – adit stockpile – roughly 3 years on surface	Oxidized, hematized, limonite	Supergene	cuprite; azurite, malachite
FS-02	Farellón South	Grab – underground, east wall of south drift		Enriched Supergene	chalcocite, chrysocolla

Table 18 - Assay results for verification samples collected on the Farellón claims of the Carrizal Property

Sample No.	Au	Ag	Cu (total)	Cu (oxide)	Cu (sulfide)	Co	Co
Method	FA-AAS	4ACID-AAS	4ACID-AAS	LIX-AAS	Calc.	FUS-AAS	Calc.
units	ppm	ppm	%	%	%	ppm	%
(Detection Limit)	(-0.01)	(-0.1)	(-0.001)	(-0.001)	(-0.001)	(-1)	(-0.0001)
FN-01	0.46	12.1	2.735	0.119	2.616	17366	1.7366
FN-02	0.25	10.1	5.573	0.076	5.497	578	0.0578
FN-03	0.16	12.3	6.631	0.12	6.511	171	0.0171
FN-04	1.56	28.5	7.145	0.213	6.932	2086	0.2086
FS-01	3.49	5.3	10.62	10.786	0	467	0.0467
FS-02	0.48	2.3	3.538	3.221	0.317	2285	0.2285

Northern Section of the Farellón Project Area

Samples FN-01 through FN-04 were collected from an ore dump near the portal to the North Mine. The ore, reported to be from Level 7 of the mine (hypogene/enriched supergene zones), contained mainly chalcopyrite with lesser bornite.

Figure 8 - North Mine portal access

Figure 9 - Mineralized rocks from underground at the North Mine, Level 7

Assays from samples FN-01 through FN-04 range from 0.16 to 1.56 ppm Au, 10.1 to 28.5 ppm Ag, 2.74 to 7.15% Cu(T); the copper was mainly in sulfide form (e.g. chalcopyrite). The highest concentration of gold and silver were from sample FN-04 which also had the highest sulfide copper concentration. Analyses for cobalt, using the peroxide fusion method, returned concentrations ranging from 0.21% to 1.74% Co.

Southern Section of the Farellón Project Area

Sample FS-01 was collected from a small stockpile near the old workings of the South Mine which had been exposed to the elements for a number of years. This sample was heavily oxidized and contained copper oxides including cuprite, malachite and azurite (supergene zone). Sample FS-02 was collected from the east wall of the south drift in the South Mine Exploration Portal. This sample contained chalcocite, chrysocolla, malachite, and azurite (enriched supergene zone).

Figure 10 - Old south mine workings on the Farellón Project area looking north

Assays from sample FS-01 reflect its high copper oxide content reporting 10.62% Cu(T) and averaging 10.70% Cu between the two assay methods used for copper. This sample contained the highest gold concentration at 3.49 ppm Au and assayed 0.05% Co. Sample FS-02 contained 3.54% Cu(T), with relatively low sulfide copper (enriched supergene zone), and 0.23% Co.

Figure 11 - Main mineralization structure from underground exploratory workings in the South Mine and the site of rock sample FS-02

Figure 12 - Mining personnel standing in front of the South Mine exploration portal in the Farellón Project area

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing programs have been undertaken on the Carrizal Property.

Mineral Resource Estimates

No mineral resource estimates have been done for the Carrizal Property. As discussed in the “CARRIZAL PROPERTY – FARELLÓN AND PERTH PROJECTS – Exploration History” section of this Annual Report on Form 20-F, some documentation exists for historical resource estimates on the Farellón Project prior to February 1, 2001. However, the historical estimates do not conform to the presently accepted CIM standards and definitions for resource estimates, as required by NI 43-101 regulations. As such, the Company is not relying on the historical resource estimates as justification for a program of compilation work and further exploration.

As exploration progress on the Farellón Project, further economic and technical evaluation of the resource potential for the project will need to be performed in accordance with present industry practices and standards, as set out in NI 43-101.

Mateo Property

Property Description and Location

The Mateo Property is composed of 5 mineral concessions covering 182 hectares in the III Region of Chile, Region de Atacama. The project is situated 10 kilometres east of the City of Vallenar with the highest point at approximately 1,050 metres above sea level. The property is located close to power, water, and the urban centre of Vallenar, with a readily available mining workforce.

Accessibility

The property is easily accessible year-round via a well-used road from Vallenar. The road crosses through the middle of the west half of the property and along the southern border of the east half of the property.

Geology and Mineralization

The Mateo Property is located within the brittle-ductile north-south-trending Atacama Fault System that is known to host many of the major deposits in the Candelaria IOCG belt. Known mineralization is hosted in an andesitic volcaniclastic sequent assigned to the Bandurrias Formation. Widespread iron oxide and skarn style alteration indicate an IOCG mineralizing system further supported by significant amounts of economic grade mineralization found in six historic artisanal mines on the property. Mineralization is found in mantos, veins and breccias.

Exploration History

Historical work on the Mateo Property includes several drill programs completed by different Chilean private and public companies. Records exist from eight drill holes completed in 1994 on the Irene mine and include two full reports written by ENAMI, the Chilean national mining company, with interpretation of mineralization and recommendations for further exploration and mining work.

The Irene mine was investigated by ENAMI in 1994. Work completed during the time included surface RC drilling, including 490 metres in four RC drill holes, and underground diamond drilling, including 220 metres in four drill holes. The Company obtained ENAMI’s reports of mining activities from 1994 to 1997. Approximately 11,875 tonnes of rock were mining in that time averaging 4.3% copper, 61.9 grams per tonne silver, and 1.01 grams per tonne gold. During the period June 2009 to December 2010, the vendor of the Irene mine, Minera Farellón, conducted small scale mining activities on a different area of the Irene claims and mined 1,705 tonnes grading 1.39$ Cu, 1.39 g/t Ag, 0.29 g/t Au in sulphides and 1,477 tonnes grading 1.98% Cu in oxides. The difference in grade between the historic work and recent work is not an indication that further high-grade material will not be found on the Mateo Property and further modeling and exploration work needs to be completed to determine the best drill targets.

Drilling

No drilling has been completed on the Mateo Property.

Sampling, Analysis and Data Verification

In 2011, the Company completed a mapping and prospecting program over an area including the Mateo concessions and a wide area surrounding the concessions. The geological mapping identified nine significant zones of mineralization on the property and confirmed widespread skarn style alteration. Reconnaissance samples were collected on multiple mineralized structures from mantos, veins and mineralized breccia bodies. All samples were taken to Geoanalitica Ltda Laboratories in Coquimbo. No reference samples were used for the mapping samples.

Samples of 21.72 g/t Au with 0.69% Cu, 3.10 g/t Au with 0.50% Cu and 3.57 g/t with 0.62% Cu taken from one vein traced for approximately 350 metres on surface. Multiple mineralized veins, mantos and breccia bodies were identified with 36 of 138 samples returning Au results greater than 1.00 g/t and 59 of 138 samples returning Cu results greater than 1.00%.

Table 19 - Additional significant reconnaissance sampling results from the Mateo mapping program are listed below:

Sample	Easting	Northing	Cu %	Au g/t
201272	338,028	6,836,645	7.37	1.12
202871	336,478	6,836,158	2.63	1.14
202852	337,880	6,835,567	7.11	1.18
202849	337,880	6,834,692	10.3	1.73
201220	337,898	6,834,724	4.29	2.07
201277	337,314	6,834,958	9.39	2.42
202850	337,822	6,834,611	2.58	2.46
202810	338,521	6,838,037	2.44	2.49
202882	336,945	3,835,537	2.57	3.08
202812	338,504	6,838,120	0.5	3.1
202815	338,382	6,838,223	0.62	3.57
202880	336,740	6,835,991	1.46	5.7
202826	338,179	6,838,079	5.3	6.85
201217	337,909	6,834,632	3.46	10.11
202813	338,469	6,838,147	0.69	21.72

Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing programs have been undertaken on the Mateo Property.

Mineral Resource Estimates

The Company has a non-NI 43-101 compliant resource estimate on its Mateo Property. As the historical estimate does not conform to the presently accepted CIM standards and definitions for resource estimates, as required by NI 43-101 regulations, the Company is not relying on the historical resource estimate as justification for a program of compilation work and further exploration. Further economic and technical evaluation of the resource potential for the project will need to be performed in accordance with present industry practices and standards, as set out in NI 43-101.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended January 31, 2022 and 2021 included in this Annual Report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

A.	Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See “Key Information - Risk Factors”. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended January 31, 2022 Compared to Year Ended January 31, 2021

During the year ended January 31, 2022, the Company reported a net loss of $1,622,000 as compared to net loss of $210,654 the Company incurred during the year ended January 31, 2021. The Company’s total operating expenses during the year ended January 31, 2022, were $1,520,118, an increase of $1,162,548 as compared to $357,570 the Company reported for the year ended January 31, 2021. The largest factor that contributed to the increase in operating expenses was attributed to $327,070 the Company recognized in share-based compensation associated with options to acquire up to 1,750,000 shares the Company granted to its directors, officers, and consultants from its rolling stock option plan that was adopted on July 13, 2021. The Company’s professional fees increased by $151,737, from $161,942 incurred during the year ended January 31, 2021, to $313,679 the Company incurred during the year ended January 31, 2022. This increase was mainly associated with legal fees required to assist the Company with preparing the documents required for continuation from Nevada to British Columbia and to carry out an Annual Special Meeting of the Company’s shareholders, to assist the Company with listing its common shares on the CSE through a filing of non-offering prospectus (the “Prospectus”), and other day-to-day legal advice. The Company’s mineral and exploration expenses increased by $300,397, from $7,272 incurred during the year ended January 31, 2021, to $307,669 incurred during the year ended January 31, 2022. The higher mineral exploration expenses during the year ended January 31, 2022, were associated with the payment of 2020/21 and 2021/22 property taxes on all Company’s mineral exploration projects, as well as with the costs associated with drilling program on the Farellón Alto 1-8 concession which commenced on January 25, 2022, and was finalized subsequent to the year ended January 31, 2022.

During the year ended January 31, 2022, the Company incurred $214,008 in consulting fees to its management, the companies controlled by them, and to external consultants (2021 - $71,673). The Company’s regulatory fees increased by $36,126, from $25,905 incurred during the year ended January 31, 2021, to $62,031 incurred during the year ended January 31, 2022. The higher regulatory fees during the current period were associated with the extra filing and regulatory fees associated with the Unit and Receipt Offerings, as well as with the filing of the Prospectus to list the Company’s shares on the CSE.

The Company’s general and administrative expenses increased by $188,458 to $230,582 during the year ended January 31, 2022, as compared to $42,124 incurred during the comparative period ended January 31, 2021. The increase was associated mostly with the Company’s investor relation activities of $177,357 (2021 - $955), and with increased value added tax, which, for the year ended January 31, 2022, totaled $9,717 (2021 - $1,012). In addition, the Company spent $17,787 on its office expenses, $16,189 on administrative fees, $5,528 on automobile expenses and $3,784 on bank charges (2021 - $11,630, $21,363, $3,392 and $3,143, respectively).

The salaries paid to the staff employed through the Company’s Chilean subsidiary increased by $9,914, to $47,419 from $37,505 incurred during the year ended January 31, 2021.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2022, was effected by $118,144 in interest payable on the notes payable the Company issued to its related parties (2021 - $105,766), which was in part offset by $2,404 gain on foreign exchange fluctuations (2021 - $2,811 loss) and $13,858 forgiveness of debt (2021 - $255,493).

During the year ended January 31, 2021, the Company entered into an agreement with its former legal representative in Chile (the “Debt Holder”) whereby the Debt Holder agreed to forgive the amounts the Company owed to him for unpaid salaries, being $169,940 (101,385,974 pesos), and a total of $34,030 (20,302,303 pesos) the Company owed under 8% notes payable, in exchange for $53,408 (USD$40,000), of which $28,128 (USD$25,000) the Company paid on August 10, 2020, and $18,981 (USD$15,000) on September 9, 2021. In addition, during the year ended January 31, 2021, the Company recorded $102,465 as forgiveness of debt associated with reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws. These transactions resulted in a total gain on forgiveness of debt of $255,493 (of which $2,466 is attributed to effect of foreign currency translation).

B.	Liquidity and Capital Resources

As of January 31, 2022, we had a cash balance of $474,317, working capital of $379,864 and cash used in operations totaled $1,104,915 for the year then ended.

Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. We did not generate cash flows from our operating activities to satisfy the cash requirements for the year ended January 31, 2022. The amount of cash that the Company has generated from its operations to date is significantly less than its current and long-term debt obligations, including the debt under long-term notes and advances payable to related parties. To service our debt and finance our operations, we have relied mainly on attracting cash through debt or equity financing. The continued volatility in the financial equity markets may make it difficult to continue to raise funds by equity private placements. There is no assurance that we will be successful with our financing ventures.

During the year ended January 31, 2022, the Company supported its operation mainly through cash generated from equity financing. On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $577,450 (the “Unit Offering”). The Company raised further $969,131 by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) from its non-brokered private placement of subscription receipts, which the Company closed on June 15, 2021. For more information, please refer to the Note 12 of our consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

The funds raised in the Unit Offering and SR Offering are being used for financing the 2022 Drilling Program on Farellon Alto 1-8 concession and to support the Company’s day-to-day operations.

Table 20 details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2022.

Table 20 - Contractual maturities of financial liabilities as at January 31, 2022

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$190,146	$-	$-
Amounts due to related parties	57,254	159,513	-
Loans payable(1)	-	1,684,462	-
Withholding taxes payable	-	-	151,907
	$247,400	$1,843,975	$151,907

(1) Payments denominated in foreign currencies have been translated using the January 31, 2022, exchange rate.

Table 21 presents the long-term contractual obligations and commitments notwithstanding financial liabilities included in Table 20:

Table 21 - Contractual Obligations

	Total USD$	Within 1 year USD$	1-5 years USD$	5+ years USD$
Farellón royalty	$600,000	$-	$-	$600,000
Quina royalty (see discussion below)	-	-	-	-
Exeter royalty (see discussion below)	-	-	-	-
Che royalty	100,000	-	-	100,000
Mineral property taxes	35,000	35,000	35,000	35,000
	$735,000	$35,000	$35,000	$735,000

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of USD$600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of USD$1,000 per month.

Quina royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Quina concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Exeter royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Exeter concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of USD$100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its mineral concessions in good standing the Company is required to pay mineral property taxes of approximately USD$35,000 per annum.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Since the company is a mineral exploration company, we do not currently know of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Information regarding the Company’s critical accounting estimates is incorporated by reference to the Company’s financial statements.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Caitlin Leigh Jeffs Director, Chief Executive Officer, President, and Secretary Age: 45	Ms. Jeffs has been a director of our company since October 2, 2007, and our Chief Executive Officer, President, and Secretary since April 21, 2008. As Chief Executive Officer, Ms. Jeffs is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Ms. Jeffs is responsible for the corporate governance of our Company.

Joao (John) da Costa Director, Chief Financial Officer, and Treasurer Age: 57	Mr. da Costa has served as our Chief Financial Officer since May 13, 2008, and as our director since May 18, 2012. As our Chief Financial Officer, Mr. da Costa is responsible for the financial and corporate management and supervision of the affairs and the business of our company. As director, Mr. da Costa is responsible for the corporate governance of our Company.

Michael John Thompson Director and Vice President of Exploration Age: 52	Mr. Thompson has been a director of our Company since October 16, 2007, and our Vice President of Exploration since April, 2008. As Vice President of Exploration, Mr. Thompson is responsible for setting our exploration targets and budgets, defining our goals and standards, and managing the exploration staff and the execution of exploration operations in order to achieve the Company’s strategic goals. As director, Mr. Thompson is responsible for the corporate governance of our Company.

Jeffrey Cocks Director Age: 58	Mr. Cocks was appointed as a director of our Company on February 28, 2019. As a director of the company, Mr. Cocks is responsible for the corporate governance of our company.

Cody McFarlane Director Age: 34	Mr. McFarlane was appointed as a director of our Company on February 28, 2019. As a director of the Company and Mr. McFarlane is responsible for the corporate governance of the company.

Rodney Stevens VP Corporate Finance Officer Age: 48	Mr. Stevens has served as our VP Corporate Finance since April 23, 2021. As VP Corporate Finance, Mr. Stevens is responsible for the day-to-day financial management of our Company, including financial risk and investment strategies, alongside tracking the overall financial health of the company.

Caitlin Jeffs, P. Geo.

Ms. Jeffs has been our director since October 2007 and our President, Chief Executive Officer and Secretary since April 21, 2008. She is the chairman of the Board. She has been a director since September 2007. She has more than 15 years of experience as an exploration geologist. Ms. Jeffs graduated from the University of British Columbia in 2002 with an honors bachelor of science in geology. She is a professional geologist on the register of the Association of Professional Geoscientists of Ontario. She worked for Placer Dome (CLA) Ltd. in Canada from February 2003 until May 2006 where she worked as both a project geologist managing drill programs for the exploration department at Placer Dome’s Musselwhite Mine in Northwestern Ontario and then as part of the generative team evaluating potential projects in Northwestern Ontario. Placer Dome (since acquired by Barrick Gold Corp. and Gold Corp.) was a major mining company with operations in North America, Australia, Africa and South America. None of these companies is related to Red Metal. Ms. Jeffs was a self-employed consulting geologist from May 2006 to April 2007. She is one of the founders and the general manager of Fladgate Exploration Consulting Corporation, a firm of consulting geologists in Ontario, Canada, which provides its services to Red Metal. Since July 2012, Ms. Jeffs has been a director of Kesselrun Resources Ltd., a resource exploration company listed on the TSX Venture Exchange and focused on gold exploration in Ontario, Canada. She was a director of Trilogy Metals Inc., a resource exploration company listed on the TSX Venture Exchange, from July 2006 to May 2007. She lives with Michael Thompson as a family.

Ms. Jeffs devotes 75% of her time to the affairs of the Company. She is an independent contractor and did not sign a non-disclosure agreement with the Company.

Michael Thompson, P. Geo.

Mr. Thompson has been our director since October 2007 and our Vice President of Exploration since April 2008. He has more than 20 years of experience as an exploration geologist. Mr. Thompson graduated from the University of Toronto in 1997 with an honors bachelor of science in geology. He is a professional geologist on the register of the Association of Professional Geoscientists of Ontario. He worked in Canada for Teck Resources Ltd. from 1999 until 2002 as a project geologist managing exploration projects in Northwestern Ontario. From January 2003 until May 2006 he worked for Placer Dome (CLA) Ltd. as both a project geologist managing drill programs for the exploration department at Placer Dome’s Musselwhite Mine in Northwestern Ontario and then as part of the generative team evaluating potential projects in Northwestern Ontario. Teck Resources and Placer Dome (since acquired by Barrick Gold Corp. and Gold Corp.) are major mining companies with operations in North America, Australia, Africa and South America. None of these former employers is related to Red Metal. Mr. Thompson was a self-employed consulting geologist from May 2006 to April 2007. He is one of the founders and the president of Fladgate Exploration Consulting Corporation, a firm of consulting geologists in Ontario, Canada, which provides its service to Red Metal. Since July 2012 Mr. Thompson has been President, CEO and a director of Kesselrun Resources Ltd., a resource exploration company listed on the TSX Venture Exchange and focused on gold exploration in Ontario, Canada. Since October 2011 Mr. Thompson has been a director of Fairmont Resources Inc., a resource exploration company listed on the TSX Venture Exchange. He lives with Caitlin Jeffs as a family. We believe that the extensive education and experience that Ms. Jeffs and Mr. Thompson have as geologists make them uniquely qualified to serve as directors of our Company. Their knowledge of mining and geology provides them with the tools necessary to set goals for our business and to determine how those goals can be achieved.

Mr. Thompson devotes 25% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement with the Company.

Joao (John) da Costa

Mr. da Costa has been our director since May 2012 and our Chief Financial Officer and Treasurer since May 13, 2008. Mr. da Costa has more than 20 years of experience providing bookkeeping and accounting services for both private and public companies and is the founder and president of Da Costa Management Corp., a company that has provided management and accounting services to public and private companies since August 2003. Red Metal is a client of Da Costa Management Corp. Currently, Mr. da Costa is a director, Chief Financial Officer, Secretary and Treasurer of Triton Emission Solutions Inc., a company engaged in marketing of emission abatement technologies to marine industry, and a director of Live Current Media, Inc., a company reporting under the Exchange Act, engaged in eSports and Gaming industry (Mr. da Costa resigned as a director of Live Current Media, Inc. on April 22, 2022) . Mr. da Costa is also a director, and Chief Financial Officer of Kesselrun Resources Ltd., a Canadian reporting company listed on the TSX Venture Exchange, engaged in the acquisition, exploration, and development of mineral properties in Ontario, Canada. On June 8, 2020, Mr. da Costa was appointed director and Chief Operating Officer of Cell MedX Corp., an SEC reporting issuer, engaged in research and development of therapeutic and non-therapeutic, general wellness products.

Mr. da Costa devotes 25% of his time to the affairs of the Company. He is an independent contract and did not sign a non-disclosure agreement.

Jeffrey Cocks

Mr. Cocks has over 25 years of experience in consulting, sales, marketing, product development and branding, as well as corporate compliance including overseeing his company’s accounting, compliance and finance departments and as a director of several public companies in both the United States and Canada. From August 1996 to the present, Mr. Cocks has served as the Chairman and Chief Executive Officer of West Isle Ventures, Ltd., a Canadian company that provides consulting services to start-ups and other companies. Mr. Cocks also serves on the board of directors and audit committees of Lithium Energi Exploration Inc., and Edison Cobalt Corp. which are traded on the Toronto Stock Exchange. Since February 28, 2014, Mr. Cocks is the Chairman, CEO, and CFO of Nevada Canyon Gold Corp., an SEC reporting issuer. Mr. Cocks holds a certificate from Simon Frasier University in its securities program.

Mr. Cocks devotes 5% of his time to the affairs of the Company. He is an independent contract and did not sign a non-disclosure agreement.

Cody McFarlane

Mr. McFarlane is a partner and a founder at Axiom Legal and Business Consultants, an international legal and business advisory firm that is helping foreign technology and services businesses to enter and operate in Latin America. Prior to founding Axiom, Mr. McFarlane was a General Manager with the Latin American division of Harris Gómez Group, an international and multidisciplinary firm specializing in cross border transactions between Australia and Latin America. Mr. McFarlane brings with him an extensive knowledge of international acquisitions and expansions of various businesses into Chile, Peru, Bolivia, Colombia, Ecuador, Argentina, Brazil, Panama and Mexico, as well as expertise of working with international trade organizations (UK Trade, Canadian Embassy, etc.) whom he assisted in identifying opportunities in several Chilean key sectors such as mining, energy and infrastructure. Mr. McFarlane has earned his Diploma in Business Management from Grant MacEwan University, Edmonton, Canada, and his Bachelor of Commerce in Managerial Finance form the University of Lethbridge, Canada.

Mr. McFarlane devotes 5% of his time to the affairs of the Company. He is an independent contract and did not sign a non-disclosure agreement.

Rodney Stevens

Mr. Stevens is a Chartered Financial Analyst (“CFA”) charterholder with over a decade of experience in the capital markets, first as an investment analyst with Salman Partners Inc. and subsequently as a merchant and investment banker and portfolio manager. Over his career, he has been instrumental in assisting in financings and M&A activities worth over $1 billion in transaction value.

Mr. Stevens devotes 20% of his time to the affairs of the Company. He is an independent contract and did not sign a non-disclosure agreement.

B.	Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended January 31, 2022:

SUMMARY COMPENSATION TABLE
					Non-equity incentive compensation plan compensation($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other Compensation($)		Total Compensation($)
Caitlin Jeffs CEO, President, Secretary and Director	2022	Nil	Nil	85,521	Nil	Nil	Nil	186,468	(1)	271,989
Joao (John) da Costa CFO, Treasurer and Director	2022	Nil	Nil	77,747	Nil	Nil	Nil	60,220	(2)	137,967
Michael Thompson Vice President of Exploration and Director	2022	Nil	Nil	29,155	Nil	Nil	Nil	124,948	(3)	154,103
Jeffrey Cocks Director	2022	Nil	Nil	19,437	Nil	Nil	Nil	Nil		19,437
Cody McFarlane Director	2022	Nil	Nil	19,437	Nil	Nil	Nil	37,036	(4)	56,473
Rodney Stevens VP Corporate Finance Officer	2022	Nil	Nil	38,873	Nil	Nil	Nil	24,036	(5)	62,909

(1)	For the fiscal year-ended January 31, 2022, other compensation to Ms. Jeffs includes $61,520 in interest accrued on amounts due to Ms. Jeffs under the notes payable due on or after January 31, 2023, $13,084 in interest accrued on amounts due to Fladgate Exploration Consulting Corporation (“Fladgate”) under the notes payable due on or after January 31, 2023, $9,034 in office rent fees and $42,760 in exploration fees due to Fladgate; in addition, $60,070 in consulting fees was incurred to Fairtide Corporation.

(2)	For the fiscal year-ended January 31, 2022, other compensation to Mr. da Costa included $59,141 in consulting fees incurred to Da Costa Management Corp., a company wholly-owned by Mr. da Costa, and $1,079 was associated with interest accrued on a note payable due to Mr. da Costa due on or after January 31, 2023 .

(3)	For the fiscal year-ended January 31, 2022, other compensation to Mr. Thompson included the following: $13,084 in interest accrued on amounts due to Fladgate under the notes payable due on or after January 31, 2023, $9,034 in office rent fees and $42,760 in exploration fees due to Fladgate; in addition, $60,070 in consulting fees was incurred to Fairtide Corporation.

(4)	For the fiscal year-ended January 31, 2022, other compensation to Mr. McFarlane included $37,036 in legal fees due to Ax Legal SpA, a company 50% controlled by Mr. McFarlane.

(5)	For the fiscal year-ended January 31, 2022, other compensation to Mr. Stevens included $24,036 in consulting fees incurred to Stevens & Company Corporate Advisory Services Ltd., a company wholly-owned by Mr. Stevens, in addition, $7,120 was included in prepaid expenses for the consulting services subsequent to January 31, 2022.

Our Company does not have any pension or retirement plans, nor does our Company compensate its directors and officers by way of any material bonus or profit-sharing plans. Directors, officers, employees and other key personnel of our Company may be compensated by way of stock options at the discretion of the board of directors.

C.	Board Practices

The election and retirement of directors are provided for in our Articles. An election of directors shall take place at each annual general meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his successor. The number of directors to be elected at such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Our Articles also permit the directors to appoint additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

None of our directors have service contracts with our Company or our subsidiary providing for benefits upon termination of employment.

The role of the audit committee is to act in an objective, independent capacity as a liaison between the auditor, management and the board and to ensure the auditor has a facility to consider and discuss governance and audit issues with parties not directly responsible for operations. The Company is required under Canadian securities laws to disclose certain information relating to the audit committee and its relationship with the Company’s independent auditor.

The members of the audit committee are John da Costa, Jeffrey Cocks and Cody McFarlane each of whom are considered independent except Mr. da Costa as he is the Chief Financial Officer and Treasurer of the Company.

Our board of directors does not have a compensation committee or a nominating committee. We believe this is appropriate given the small size of our Company and the stage of our development.

We have not adopted any procedures by which our security holders may recommend nominees to our board of directors and that has not changed during the last fiscal year.

John da Costa, our Chief Financial Officer and a member of our Board of Directors, qualifies as an “audit committee financial expert”, as defined by Item 407 of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934. We believe that Mr. da Costa’s experience in preparing, analyzing and evaluating financial statements, as well as his knowledge of public company reporting, will provide us with the guidance we need until we are able to expand our board to include independent directors who have the knowledge and experience to serve on an audit committee.

D.	Employees

As of January 31, 2022, we had two employees in Chile and engage part time assistants during our exploration programs and for administrative support. Caitlin Jeffs, Michael Thompson, and Joao (John) da Costa, who are directors and officers, Rodney Stevens, our VP of Corporate Finance, and Jeffrey Cocks, and Cody McFarlane, directors of the Company, provide their services as independent consultants. We do not have any relationship with any labor unions.

E.	Share Ownership

We had 54,866,625 Common Shares issued and outstanding as of May 31, 2022. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of May 31, 2022:

Name	Number of Common Shares Beneficially Owned as of May 31, 2022(1)		Percentage(2)
Caitlin Jeffs	5,915,324	(3)	10.70%
John da Costa	1,143,691	(4)	2.07%
Michael Thompson	732,859	(5)	1.33%
Jeff Cocks	110,000	(6)	0.20%
Cody McFarlane	100,000	(7)	0.18%
Rodney Stevens	600,000	(8)	1.09%

(1)	In accordance with the CSE Policies and NP 46-201 all securities held by the Company’s Principals are subject to escrow restrictions. The details of the Escrow conditions are included as part of Exhibit 4.1, Escrow Agreement dated November 9, 2021
(2)	Based on 54,866,625 Common Shares issued and outstanding as at May 31, 2022, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of May 31, 2022.
(3)	Includes stock options to purchase up to 440,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026,
(4)	Includes stock options to purchase up to 400,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026, in addition, the number of shares beneficially owned by Mr. da Costa includes 296,667 Common Shares which were issued in the name of Da Costa Management Corp, a company wholly-owned by Mr. da Costa.
(5)	Includes stock options to purchase up to 150,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026, and warrants to acquire up to 233,334 of our Common Shares at an exercise price of $0.20 per share expiring on May 17, 2024, as amended
(6)	Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026.
(7)	Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026.
(8)	Includes stock options to purchase up to 200,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026, and warrants to acquire up to 200,000 of our Common Shares at an exercise price of $0.20 per share expiring on May 17, 2024, as amended

Stock Option Plan

The Company’s Stock Option Plan was approved by the Board on July 13, 2021, enabling the Board to grant stock options to purchase Common Shares (the “Options”) from time to time to eligible persons. The purpose of the Stock Option Plan is to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under the Stock Option Plan to purchase shares.

The Stock Option Plan permits the granting of Options to directors, officers, employees of, and consultants to, the Company, its subsidiaries and affiliates (“Eligible Persons” or “Optionees”). The purpose of the Stock Option Plan is to attract and retain Eligible Persons and motivate them to advance the interests of the Company by awarding them with the opportunity to acquire an equity interest in the Company through Options granted under the Stock Option Plan. Unless authorized by the shareholders of the Company, the Stock Option Plan limits the total number of Common Shares that may be reserved for issuance on the exercise of Options outstanding under the Stock Option Plan, together with all of the Company’s other previously established or proposed Options, option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, to a number not exceeding 10% of the number of issued Common Shares from time to time, subject to the following additional limitations:

1.	no one person may be granted Options to purchase a number of Common Shares equaling more than 5% of the issued Common Shares of the Company in any 12-month period; and

2.	Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to any one consultant of the Company (or any of its subsidiaries) without the prior consent of the Exchange.

In the event that the Stock Option Plan is approved by a majority of the votes cast at a meeting of the shareholders of the Company, pursuant to section 2.25 of National Instrument 45-106 – Prospectus and Registration Exemptions, the Board may grant options to Optionees exceeding the limits set out in section 3.6 of the Stock Option Plan subject to compliance with applicable securities laws and exchange policies. The Stock Option Plan provides that the exercise price of Options is fixed by the Board at the time that the Option is granted, provided that such price is not less than the prevailing price permitted by Exchange policies. Also, the Board may, in its sole discretion, determine the time during which Options will vest and the method of vesting, or impose no vesting restrictions.

The maximum length of any Option is ten (10) years from the date the Option is granted. Except as otherwise determined by the Board, a participant’s options will expire ninety (90) days after a participant ceases to act for the Company, other than by reason of death. Options of a participant that provides investor relations activities will expire 30 days after the cessation of the participant’s services to the Company. In the event of the death of a participant, the participant’s heirs or administrators may exercise any Option granted to the Optionee to the extent such Option was exercisable and had bested on the date of death until the earlier of the expiry date and one (1) year after the date of death of such Optionee.

The decision to grant Options is made by the Board as a whole, and a grant is approved by directors’ resolutions or at a meeting of the directors.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of May 31, 2022, the persons known to us to be the beneficial owners of more than five percent (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned		Percentage of Outstanding Common Shares(1)
Caitlin Jeffs	5,475,324	(2)	9.98%
Richard Jeffs	7,183,408		13.09%

(1)	Based on 54,866,625 Common Shares issued and outstanding as at May 31, 2022.
(2)	Does not include stock options to purchase up to 440,000 of our Common Shares.

To the best of our knowledge, our Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

The following sets forth all material transactions and loans from February 1, 2021, to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our Company and close members of any such individuals’ families; (d) key management personnel of our Company, including directors and senior management of our Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our Company are presumed to have a significant influence.

The Company completed the following transactions with directors, officers and companies that are controlled by directors of the Company during the year ended January 31, 2022, and up to the date of the filing of this Annual Report on Form 20-F:

	Period ended May 31, 2022	Year ended January 31, 2022
Consulting fees to a company owned by an officer and director	$20,000	$59,141
Consulting fees to a company controlled by officers and directors	20,000	60,070
Consulting fees paid or accrued to a company controlled by VP of Finance	7,120	24,036
Mineral exploration expenses paid to a company controlled by officers and directors	50,000	42,760
Legal fees paid to a company controlled by a director	6,321	37,036
Rent fees accrued to a company controlled by officers and directors	-	9,034
Stock-based compensation for options to acquire up to 1,390,000 Shares issued to directors and officers	-	270,170
Total transactions with related parties	$103,441	$502,247

The following amounts were due under the notes payable the Company issued to related parties:

	Period ended May 31, 2022	Year ended January 31, 2022
Note payable to CEO (b)	$1,273,152	$804,309
Note payable to CFO (a)	14,968	14,298
Note payable to a company controlled by directors (a)	175,262	566,166
Note payable to a major shareholder (a)	585,580	170,730
Total notes payable to related parties	$2,048,962	$1,555,503

(a) The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

(b)  The notes payable to CEO accumulate interest at a rate of 8% per annum and are unsecured. Of the total amount payable, $825,775 are payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021, and remaining $447,377 are due on demand.

During the year ended January 31, 2022, the Company accrued $118,144 in interest expense on the notes payable to related parties. During the period ended May 31, 2022, the Company accumulated further $49,623 in interest expense.

In addition to the above long-term notes payable, the following amounts were due to related parties:

	Period ended May 31, 2022	Year ended January 31, 2022

Due to a company owned by an officer and director (c), (d)	$81,534	$74,784
Due to a company controlled by officers and directors (c)	89,565	39,565
Due to a company controlled by officers and directors (c), (d)	113,000	90,400
Due to the CEO (c)	12,014	5,476
Due to the CFO (c)	1,297	1,272
Due to a major shareholder (c)	3,243	3,180
Due to a company controlled by a director (c)	-	2,090
Total due to related parties	$300,653	$216,767

(c) Amounts are unsecured, due on demand and bear no interest.

(d) Of the total owed to related parties, $159,513 was due on January 31, 2023.

C.	Interests of Experts and Counsel

Not applicable.

Item 8	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The audited consolidated financial statements for the years ended January 31, 2022 and 2021 can be found under “Item 18 Financial Statements”.

First-Time Adoption of IFRS

The consolidated financial statements, for the year ended January 31, 2022, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended January 31, 2021, the Company prepared its financial statements in accordance with United States generally accepted accounting principles (“GAAP”).

Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at January 31, 2022, together with the comparative period data for the year ended January 31, 2021, as described in Significant Accounting Policies Note included in our consolidated financial statements for the years ended January 31, 2022 and 2021. In preparing the financial statements, the Company’s opening statement of financial position was prepared as at February 1, 2020.

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Company has considered the following exemptions that were relevant to its business operations:

●	The Company assessed all contracts existing at February 1, 2020, to determine whether a contract contains a lease based upon the conditions in place as at February 1, 2020. The Company determined that no lease liabilities existed.

The Company assessed the effects of adoption of IFRS on the consolidated financial statements for the years ended January 31, 2022 and 2021, and determined that the adoption did not result in changes to the amounts presented in the Consolidated Financial Statements for the years ended January 31, 2022 and 2021.

Change in Functional and Presentation Currency

Effective February 1, 2021, we changed our presentation currency from US dollars to Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its industry peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively.

In order to satisfy the requirements of IAS 21 – The effects of changes in foreign exchange rates, with respect to the change in presentation currency, the consolidated financial statements for all years presented have been restated from USD to CAD as follows: (i) the consolidated income statements and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each reporting period, (ii) all assets and liabilities have been translated using the period-end exchange rates, (iii) all resulting exchange differences have been recognized in accumulated other comprehensive loss, and (iv) shareholders’ deficit balances have been translated using historical rates based on rates in effect on the date of material transactions.

The functional currency of our Company and our wholly-owned subsidiary is the currency of the primary economic environment in which the entity operates. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. The continuation of Red Metal from Nevada to British Columbia, listing of our common shares on the Canadian Securities Exchange, as well as closing two separate private placements in Canadian dollars, have significantly increased our exposure to the Canadian dollar. Therefore, as of February 1, 2022, we adopted Canadian dollar as corporate entity’s functional currency on a prospective basis. Minera Polymet continues to use Chilean peso as its functional currency.

Legal Proceedings

There are no legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on our financial position or profitability.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.	Significant Changes

Our company is not aware of any significant change since January 31, 2022, that is not otherwise reported in this filing.

Item 9	The Listing

Our common shares trade on the Canadian Securities Exchange (the “CSE”) . Our symbol is “RMES”. We are also listed on the OTC PINK.

A.	Offer and Listing Details

Our Common Shares currently trade on the CSE under the symbol “RMES”. Our Common Shares commenced trading on the CSE on November 25, 2021.

Since January 16, 2007, our Common Shares have been listed on the OTC Link alternative trading system under the symbol “RLKX”, on September 16, 2008, our trading symbol was changed to RMET, on November 19, 2009, our trading symbol was changed to RMES, and on November 23, 2021, our trading symbol was changed to RMESF.

The trading price and volume of the Company’s Common Shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our Common Shares have only recently been listed on the CSE and are only sporadically traded on the OTC PINK, shareholders may find it difficult to liquidate their Common Shares, or purchase new Common Shares, at certain times.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares were approved for listing on the CSE and began trading under the symbol “RMES” as of market open on November 25, 2021. In addition, our common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol “RMESF”. Prior to being listed on the CSE, our shares were trading on OTC PINK under the symbol “RMES”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005, as Red Lake Exploration, Inc. On August 27, 2008, the name of the Company was changed from Red Lake Exploration, Inc. to Red Metal Resources Ltd. In addition to the name change of the Company on August 27, 2008, an amendment to the Articles of Incorporation was concurrently processed increasing the amount of the total authorized capital stock of the Company from 75,000,000 shares with a par value of $0.001 designated as Common Stock to 500,000,000 shares with a par value of $0.001.

On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia by means of a process called a “conversion” under the Nevada Revised Statutes and a “continuation” under the Business Corporations Act (British Columbia). The Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia), upon the Company’s continuation to British Columbia. The authorized capital of the Company consists of an unlimited number of Common Shares without par value (see the Current Report on Form 8-K the Company filed with the SEC on February 18, 2021).

Objects and Purposes of the Company

Our Notice of Articles and Articles of Incorporation place no restrictions upon our objects and purposes.

Directors’ Powers

A director who holds a disclosable interest in a contract or transaction in which the Company has entered or proposes to enter is not entitled to vote to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote.

The directors shall be paid such remuneration for their services as the board may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

The directors may from time to time on behalf of the Company:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.

There is no provision in our Notice of Articles or Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value. Each of our Common Shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of the Company. Subject to the Business Corporations Act (British Columbia), the holders of Common Shares are entitled to dividends if and when as declared and authorized by the board of directors. Our issued shares are not subject to call or assessment rights. There are no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds. Upon liquidation, dissolution or winding-up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.

Procedures to Change the Rights of Shareholders

Subject to the Business Corporations Act (British Columbia), the Company may by directors’ resolution or by ordinary resolution of the shareholders, in each case as determined by the board of directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued. If any of the shares of the class or series of shares have been issued, then the Company may by special resolution of the shareholders of the class or series affected create special rights or restrictions to the shares or vary or delete any special rights or restrictions attached to the shares.

Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act (British Columbia), the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

Notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company’s records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

The number of shareholders that must be present at a meeting to constitute a quorum is one or more persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (British Columbia), our Notice of Articles or Articles.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

Change in Control

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our Articles governing changes in capital which are more stringent than those required by the Business Corporations Act (British Columbia).

C.	Material Contracts

1.	The Escrow Agreement between the Company, the Escrow Agent and the Principal Shareholders dated November 9, 2021;
2.	the Subscription Receipt Agreement dated June 15, 2021, between the Company and Computershare Trust Company;
3.	the form of Subscription Receipt Subscription Agreement in connection with the Subscription Receipt Offering;
4.	the form of Unit Subscription Agreement in connection with the Unit Offering;
5.	the Stock Option Plan;
6.	the loan agreements between the Company as the borrower, and Caitlin Jeffs as the lender for the following dates and amounts:
7.	July 31, 2020 for US$1,454.50; (ii) August 10, 2020 for CAD$5,000; (iii) September 1, 2020 for CAD$15,000; (iv) February 16, 2022 for CAD$175,000;(v) February 24, 2022 for CAD$50,000; and (vi) March 22, 2022 for CAD$165,000.
8.	the debt forgiveness agreement between the Company as the borrower, and Fladgate Exploration Consulting Corporation dated January 31, 2022, for CAD$16,950
9.	Mining Royalty Agreements between each of Richard Jeffs, Caitlin Jeffs and Joao (John) da Costa, and Polymet dated July 29, 2020, for a total aggregate consideration of $5,000.

D.	Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

There are no limitations imposed by the laws of Canada, the laws of British Columbia or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”) and the potential requirement for a review under the Competition Act (Canada) (a “Competition Act Review”).

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor’s own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the investment is likely to be of a net benefit to Canada. The Investment Canada Act is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian business by non-Canadians. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of Common Shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty days after the investment.

E.	Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. As long as our common shares are listed on the CSE, or on another exchange that is a designated stock exchange for the purposes of the Income Tax Act (Canada), our common shares generally will not be considered taxable Canadian property to a non-resident holder unless at any particular time during the 60-month period immediately preceding the disposition of such shares:

(i)	the non-resident holder, one or more persons with whom the non-resident holder did not deal with at arm’s length, or the non-resident holder together with one or more persons with whom the non-resident holder did not deal with at arm’s length, owned or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock; and

(ii)	more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)), or an option, interest or right in such property, whether or not the property exists.

In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 20% dividend tax plus 3.8% net investment income tax. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares, all as determined in U.S dollars. Such gain or loss generally will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable .

H.	Documents on Display

The documents concerning our Company may be viewed at the Company’s registered and records office at Suite 700 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8, during normal business hours. This Annual Report and the Company’s Form 6-K filings can be viewed on the EDGAR website at www.sec.gov. Additional information relating to the Company can be found on the website www.sedar.com.

I.	Subsidiary Information

As at the date of this Annual Report on Form 20-F, the Company has one wholly-owned active subsidiary, Minera Polymet SpA. See Item 4(C).

Item 11	Quantitative and Qualitative Disclosures About Market Risk

As a Canadian corporation, the Company’s cash balances are kept in US and Canadian funds. Therefore, the Company may be exposed to some exchange, interest rate and other risks as listed below. The Company considers the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce its market risks.

(a)	Currency Risk – Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

(b)	Interest rate risk - Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

(c)	Credit risk - Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

(d)	Liquidity risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder.

Subsequent to January 31, 2022, the Company received additional $432,702 loan proceeds from the Company’s CEO and Director and closed the first tranche of equity financing for aggregate gross proceeds of $496,300. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2022:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$190,146	$-	$-
Amounts due to related parties	57,254	159,513	-
Loans payable	-	1,684,462	-
Withholding taxes payable	-	-	151,907
	$247,400	$1,843,975	$151,907

(e)	Equity Price Risk - Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Item 12	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15	Controls and Procedures

A.	Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of January 31, 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, due to the limited segregation of duties, our disclosure controls and procedures are not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of January 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework

Based on our assessment, our Chief Executive Officer and our Chief Financial Officer determined that, as of January 31, 2022, our internal control over financial reporting was not effective due to limited segregation of duties.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Commission that permit the Company to provide only management’s report in this Annual Report on Form 20-F.

D.	Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in our company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

Item 16 [Reserved]

A.	Audit Committee Financial Expert

Joao (John) da Costa, our Chief Financial Officer and a member of our board of directors, qualifies as an “audit committee financial expert”, as defined by Item 407 of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934. We believe that Mr. da Costa’s experience in preparing, analyzing and evaluating financial statements, as well as his knowledge of public company reporting, will provide us with the guidance we need until we are able to expand our board to include independent directors who have the knowledge and experience to serve on an audit committee.

B.	Code of Ethics

The Company’s board of directors have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics will be provided to any person without charge, upon request. Requests should be in writing and addressed to Caitlin Jeffs, c/o Red Metal Resources Ltd., 278 Bay Street, Suite 102, Thunder Bay, ON P7B 1R8.

C.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed and accrued for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and for the review of our financial statements or for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were:

2022 - $35,000 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $36,921 - Dale Matheson Carr-Hilton Labonte LLP

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2022 - $2,500 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $3,701 - Dale Matheson Carr-Hilton Labonte LLP

(1)	The fees for issuance of consent letters to the Securities Commission with respect to the filing of the Company’s Non-Offering Prospectus and Form S-4.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2022 - $6,000 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $2,493 - Dale Matheson Carr-Hilton Labonte LLP

All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2) and (3) was:

2022 - $0 - Dale Matheson Carr-Hilton Labonte LLP(1)

2021 - $0 - Dale Matheson Carr-Hilton Labonte LLP

The Company does not have an audit committee. The board of directors pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services.

D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F.	Change in Registrant’s Certifying Accountant

Not applicable.

G.	Corporate Governance

Not applicable.

H.	Mine Safety Disclosure

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17	Financial Statements

Not applicable. See “Item 18. Financial Statements” below.

Item 18	Financial Statements

CONSOLIDATED

FINANCIAL STATEMENTS

YEARS ENDED

JANUARY 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Red Metal Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Red Metal Resources Ltd. (the “Company”) as of January 31, 2022, January 31 2021, and February 1, 2020 the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flow, for the years ended January 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022, January 31 2021, and February 1, 2020, and its financial performance and its cash flows for the years ended January 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-1 | Page

Critical Audit Matter(s)

The critical audit matter(s) communicated below is a (are) matter(s) arising from the current period audit of the financial statements that was (were) communicated or required to be communicated to the audit committee and (that): (1) relate(s) to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of (the) critical audit matter(s) does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter(s) or on the accounts or disclosures to which it (they) relate.

Critical Audit Matter	How the Matter was Addressed in the Audit

Assessment of exploration and evaluation assets for potential impairment indicators

As described in Note 3 to the financial statements, management reviews and evaluates the net carrying value of exploration and evaluation assets for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. If deemed necessary based on this review and evaluation, management performs a test for impairment.

In its review and evaluation, management determined that there were no indicators that the carrying amount of exploration and evaluation assets, which has a carrying value of $821,773 as of January 31, 2022, may not be recoverable.

We identified the assessment of exploration and evaluation assets for potential impairment indicators as a critical audit matter due to the materiality of the balance, the high degree of auditor judgment and an increased level of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions in determining whether indicators of impairment are present.

The primary procedures we performed to address this critical audit matter included:

●      Evaluation of the Company’s identification of significant events or changes in circumstances that have occurred indicating the underlying Chilean property may not be recoverable by performing an independent assessment.

●     Discussion with management of future business plans for the exploration and evaluation assets

●     Ensuring key assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2010

Vancouver, Canada

May 31, 2022

F-2 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars)

		January 31,	January 31,	February 1,
	Note	2022	2021	2020
			(restated)*	(restated)*
ASSETS
Current
Cash		$474,317	$60,486	$13,054
Prepaids and other receivables	10	152,947	1,273	7,628
Total current assets		627,264	61,759	20,682

Equipment	9	22,637	33,882	1,056
Exploration and evaluation assets	8	821,773	900,463	864,270
Total assets		$1,471,674	$996,104	$886,008

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$87,938	$100,658	$316,398
Accrued liabilities	11	102,208	56,850	223,541
Due to related parties	14	57,254	90,117	9,636
Notes payable		-	19,215	32,356
Total current liabilities		247,400	266,840	581,931

Long-term notes payable to related parties	14	1,555,503	1,397,387	947,274
Long-term amounts due to related parties	14	159,513	-	-
Withholding taxes payable	11	151,907	149,387	-
Total liabilities		2,114,323	1,813,614	1,529,205

Shareholders’ deficit
Share capital	12	7,755,830	6,409,558	6,409,558
Share-based payment reserve	12	4,034,929	3,521,907	3,521,907
Deficit		(12,144,764)	(10,522,764)	(10,312,110)
Accumulated other comprehensive loss		(288,644)	(226,211)	(262,552)
Total shareholders’ deficit		(642,649)	(817,510)	(643,197)
Total liabilities and shareholders’ deficit		$1,471,674	$996,104	$886,008

*Restated for change in presentation currency (Notes 2(c) and 5)

  Nature and continuance of operations (Note 1)

  Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs	/s/ Joao (John) da Costa
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

F-3 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF COMPREHENCIVE LOSS (Expressed in Canadian Dollars)

		Year ended January 31,
	Note	2022	2021
			(restated)*
Operating expenses:
Amortization		$8,626	$5,016
Consulting fees	14	214,008	71,673
General and administrative		230,582	42,124
Mineral exploration costs	8,14	307,669	7,272
Professional fees	14	313,679	161,942
Regulatory		62,031	25,905
Rent	14	9,034	6,133
Salaries, wages and benefits		47,419	37,505
Share-based compensation		327,070	-
		(1,520,118)	(357,570)
Other items
Foreign exchange gain (loss)		2,404	(2,811)
Forgiveness of debt	13	13,858	255,493
Interest on notes payable	14	(118,144)	(105,766)
Net loss		(1,622,000)	(210,654)

Foreign currency translation		(62,433)	36,341
Comprehensive loss		$(1,684,433)	$(174,313)

Net loss per share – basic and diluted		$(0.04)	$(0.01)
Weighted average number of shares outstanding - basic and diluted:		45,192,171	41,218,008

*Restated for change in presentation currency (Notes 2(c) and 5)

The accompanying notes are an integral part of these consolidated financial statements.

F-4 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Expressed in Canadian Dollars)

		Share Capital
	Note	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive loss	Total deficit

Balance, January 31, 2020 (restated)*		41,218,008	$6,409,558	$3,521,907	$(10,312,110)	$(262,552)	$(643,197)

Net loss		-	-	-	(210,654)	-	(210,654)
Foreign exchange translation		-	-	-	-	36,341	36,341
Balance at January 31, 2021 (restated)*		41,218,008	6,409,558	3,521,907	(10,522,764)	(226,211)	(817,510)

Shares issued for private placement	12	3,849,668	577,450	-	-	-	577,450
Share issuance costs	12	-	(80,512)	58,273	-	-	(22,239)
Shares issued for subscription receipts	12	6,460,872	969,131	-	-	-	969,131
Share issuance costs	12	-	(131,914)	92,653	-	-	(39,261)
Shares issued for services	12	29,411	12,117	-	-	-	12,117
Share-based compensation	12	-	-	335,194	-	-	335,194
Forgiveness of debt with related party	14	-	-	16,925	-	-	16,925
Cash received from short sell fees	12	-	-	9,977	-	-	9,977
Net loss		-	-	-	(1,622,000)	-	(1,622,000)
Foreign exchange translation		-	-	-	-	(62,433)	(62,433)
Balance, January 31, 2022		51,557,959	$7,755,830	$4,034,929	$(12,144,764)	$(288,644)	$(642,649)

*Restated for change in presentation currency (Notes 2(c) and 5)

The accompanying notes are an integral part of these consolidated financial statements.

F-5 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

	Year ended January 31,
	2022	2021
		(restated)*
Cash flows used in operating activities
Net loss	$(1,622,000)	$(210,654)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	118,144	105,766
Amortization	8,626	5,016
Cash paid for interest	-	(5,252)
Forgiveness of debt	(13,858)	(255,493)
Share-based compensation	347,311	-
Changes in operating assets and liabilities
Prepaids and other receivables	(134,691)	5,863
Accounts payable	(13,735)	62,365
Accrued liabilities	60,738	8,451
Due to related parties	144,550	80,639
Net cash used in operating activities	(1,104,915)	(203,299)

Cash flows used in investing activities
Acquisition of equipment	-	(36,562)
Net cash used in investing activities	-	(36,562)

Cash flows provided by financing activities
Issuance of notes payable to related parties	39,497	352,862
Cash received on subscription to shares	555,211	-
Cash received on subscription to subscription receipts	929,870	-
Repayments of notes payable	(18,981)	(28,128)
Cash received from short sell fees	9,977	-
Net cash provided by financing activities	1,515,574	324,734

Effects of foreign currency exchange on cash	3,172	(37,441)

Increase in cash	413,831	47,432
Cash, beginning	60,486	13,054
Cash, ending	$474,317	$60,486

*Restated for change in presentation currency (Notes 2(c) and 5)

The accompanying notes are an integral part of these consolidated financial statement.

F-6 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”) organized under the laws of the Republic of Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 700 – 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet’s head office is located in Vallenar, III Region of Atacama, Chile.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at January 31, 2022, the Company has not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at January 31, 2022, the Company had $474,317 cash and working capital of $379,864. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements and such adjustments may be material.

Uncertainty Associated with Global Outbreak of COVID-19

In March of 2020, the World Health Organization declared an outbreak of COVID-19 a global pandemic. The COVID-19 outbreak has impacted vast array of businesses through the restrictions put in place by most governments internationally, including the USA, Canadian and Chilean governments, as well as provincial and municipal governments, regarding travel, business operations and isolation/quarantine orders. At this time, it is unknown to what extent the COVID-19 outbreak may impact the Company and its operations as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, and the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place world-wide to fight the spread of the virus. While the extent of the impact is unknown, the COVID-19 outbreak may hinder the Company’s ability to raise financing for exploration or operating costs due to uncertain capital markets, supply chain disruptions, increased government regulations and other unanticipated factors, all of which may also negatively impact the Company’s business and financial condition.

2.	STATEMENT OF COMPLIANCE BASIS OF PREPARATION

a) Statement of Compliance

These consolidated financial statements were authorized for issue on May 31, 2022, by the directors of the Company.

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

F-7 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

For all periods up to and including the year ended January 31, 2021, the Company prepared its financial statements in accordance with United States generally accepted accounting principles (“GAAP”). The consolidated financial statements for the year ended January 31, 2022, are the first the Company has prepared in accordance with IFRS. Refer to Note 4 for information on the IFRS adoption process.

b) Basis of Presentation

The consolidated financial statements of the Company as at and for the years ended January 31, 2022 and 2021 comprise of the Company and its wholly-owned subsidiary, Minera Polymet SpA, (together referred to as “Red Metal”, the “Company”). Polymet is consolidated from the date of its incorporation, as Red Metal is the sole shareholder and therefore has the control and power to govern the financial and operating policies of Miner Polymet as to obtain benefits from its activities. The Company will continue to consolidate until the date Red Metal will no longer have control over Polymet. The financial statements of Polymet are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between Red Metal and Polymet are eliminated on consolidation.

The consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except certain financial instruments, which are recorded at fair value. All amounts are expressed in Canadian dollars, the Company’s reporting currency (Notes 2(c) and 5).

The preparation of financial statements in compliance with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the year. Actual results could differ from these estimates. The areas involving significant assumptions and estimates are disclosed in Note 6.

c) Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company is the US dollar. The functional currency of the Company’s subsidiary, Minera Polymet, is the Chilean peso, which is determined to be the currency of the primary economic environment in which Polymet operates.

During the year ended January 31, 2022, the Company changed its presentation currency from the US dollar (“USD”) to the Canadian dollar (“CAD”). The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers. For more details, see Note 5 of these audited consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash comprises deposits in banks that are readily convertible into a known amount of cash, or with an initial maturity of less than 90 days.

Financial instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

Financial assets

i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

F-8 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

ii) Measurement

Financial assets at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed to profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recognized in profit and loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

iii) Impairment of financial assets at amortized cost

IFRS 9 uses the expected credit loss (“ECL”) model. The credit loss model groups receivables based on similar credit risk characteristics and days past due in order to estimate bad debts. The ECL model applies to the Company’s receivables.

An ‘expected credit loss’ impairment model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(iv) Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

Financial liabilities are designated as either: (i) FVTPL; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statements of financial position subsequent to inception and how changes in value are recorded.

F-9 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or when they expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Exploration and evaluation assets

Exploration and evaluation assets comprise of the costs of acquiring these assets, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying options. Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred. Further acquisition costs incurred once the Company has obtained the legal rights to explore an area are capitalized.

Costs associated with exploration and evaluation activities as well as property taxes payable to maintain good standing of the exploration and evaluation assets are expensed as period costs. Government tax credits received are recorded as a reduction to the exploration and evaluation expenditures for the reporting period.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement. Option payments are recorded as exploration expenditure or recoveries when the payments are made or received.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

●	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

●	substantive expenditures on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

●	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Although the Company has taken steps that it considers adequate to verify title to exploration and evaluation assets which it has an interest in, these procedures do not guarantee the Company’s title.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of the assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

F-10 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

As at January 31, 2022 and 2021, the Company had not recognized any provisions for restoration and environmental obligations.

Property, plant and equipment

Property, plant and equipment (“PPE”) are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

As at January 31, 2022, the Company’s equipment consisted of work trucks which are depreciated at 30% using the diminishing balance depreciation method.

An item of PPE is derecognized upon disposal, when held for sale or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of comprehensive loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, the major inspection and overhaul expenditures of replacement of such a component are capitalized.

Income taxes

Income tax is recognized in net loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or other comprehensive income. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash are valued based on their fair value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the issue date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share purchase warrants issued on a standalone basis are recognized at the fair value using the Black-Scholes Option Pricing model at the date of issue. The value is initially recorded as a part of reserves in equity at the recognized fair value. Upon exercise of the share purchase warrants, the previously recognized fair value of the warrants exercised is reallocated to share capital from reserves. The proceeds generated from the payment of the exercise price are also allocated to share capital.

Share-based payment

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair values of the instruments are determined using the Black–Scholes Option Pricing model. The number of the instruments expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the instruments granted shall be based on the number of the instruments that eventually vest.

Income/(loss) per share

Basic income/(loss) per share is calculated by dividing the income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income/(loss) attributable to common shareholders equals the reported income/(loss) attributable to owners of the Company. Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. The Company’s diluted loss per share does not include the effect of stock options or warrants as they are anti-dilutive.

F-11 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

4.	FIRST-TIME ADOPTION OF IFRS

These consolidated financial statements, for the year ended January 31, 2022, are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended January 31, 2021, the Company prepared its financial statements in accordance with United States generally accepted accounting principles (“GAAP”).

Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at January 31, 2022, together with the comparative period data for the year ended January 31, 2021, as described in the summary of significant accounting policies. In preparing the financial statements, the Company’s opening statement of financial position was prepared as at February 1, 2020. This note explains the principal adjustments made by the Company in restating its GAAP consolidated financial statements, including the statement of financial position as at February 1, 2020 and the financial statements as of, and for, the year ended January 31, 2021.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Company has considered the following exemptions that were relevant to its business operations:

●	The Company assessed all contracts existing at February 1, 2020, to determine whether a contract contains a lease based upon the conditions in place as at February 1, 2020. The Company determined that no lease liabilities existed.

The Company assessed the effects of adoption of IFRS on the consolidated financial statements, for the years ended January 31, 2022 and 2021, and determined that the adoption did not result in changes. Therefore no reconciliation was required.

5.	CHANGE IN PRESENTATION CURRENCY

Effective February 1, 2021, the Company changed its presentation currency to Canadian dollars from US dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its industry peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively.

In order to satisfy the requirements of IAS 21 – The effects of changes in foreign exchange rates, with respect to the change in presentation currency, the consolidated financial statements for the year ended January 31, 2021, have been restated from USD to CAD using the procedures outlined below:

●	assets and liabilities were translated to CAD using exchange rates at January 31, 2021;
●	income and expenses were translated using average exchange rates during the year ended January 31, 2021;
●	share capital and deficit were translated at the historical rates prevailing at the dates of transactions; and
●	differences arising from the retranslation of the opening net assets at February 1, 2020, and the results for the year have been taken to the accumulated other comprehensive loss.

F-12 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

Consolidated Statements of Financial Position

	January 31, 2021		February 1, 2020
	As reported, USD$	Restated, CAD$	As reported, USD$	Restated, CAD$
Cash	$47,293	$60,486	$9,865	$13,054
Other current assets	994	1,273	5,764	7,628
Equipment	26,450	33,882	798	1,056
Exploration and evaluation assets	702,941	900,463	653,117	864,270
Total assets	$777,678	$996,104	$669,544	$886,008

Current liabilities	$208,744	$266,840	$439,758	$581,931
Non-current liabilities	1,210,035	1,546,774	715,842	947,274
Total liabilities	1,418,779	1,813,614	1,155,600	1,529,205

Share capital	6,281,521	6,409,558	6,281,521	6,409,558
Share-based payment reserve	2,891,764	3,521,907	2,891,764	3,521,907
Deficit	(9,744,146)	(10,522,764)	(9,584,892)	(10,312,110)
Accumulated other comprehensive loss	(70,240)	(226,211)	(74,449)	(262,552)
Total shareholders’ deficit	(641,101)	(817,510)	(486,056)	(643,197)
Total liabilities and shareholders’ deficit	$777,678	$996,104	$669,544	$886,008

Consolidated Statement of Loss and Comprehensive Loss

	Year ended January 31, 2021
	As reported, USD$	Restated, CAD$
Operating expenses	$(267,297)	$(357,570)
Foreign exchange loss	(2,148)	(2,811)
Forgiveness of debt	189,228	255,493
Interest on notes payable	(79,037)	(105,766)
Net loss	(159,254)	(210,654)
Foreign currency translation	4,209	36,341
Comprehensive loss	$(155,045)	$(174,313)
Earnings per share - basic and diluted	$(0.00)	$(0.01)

6.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As the COVID-19 pandemic and volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

F-13 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

●	classification/allocation of expenses as exploration and evaluation expenditures;
●	classification and measurement of the Company’s financial assets and liabilities;
●	determination that the Company is able to continue as a going concern; and
●	determination whether there have been any events or changes in circumstances that indicate the impairment of the Company’s exploration and evaluations assets.

Key sources of estimation uncertainty include the following:

●	the carrying value and recoverability of exploration and evaluation assets;
●	recoverability and measurement of deferred tax assets;
●	provisions for restoration and environmental obligations and contingent liabilities; and
●	measurement of share-based transactions.

7.	FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels at the fair value hierarchy are:

Level 1 — quoted prices in active markets for identical assets and liabilities.

Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs.

Categories of financial instruments

As at:	January 31, 2022	January 31, 2021	February 1, 2020
Financial assets:
FVTPL
Cash	$474,317	$60,486	$13,054
Financial liabilities:
Amortized cost
Accounts payable	$87,938	$100,658	$316,398
Accrued liabilities	$102,208	$56,850	$223,541
Due to related parties	$57,254	$90,117	$9,636
Notes payable	$-	$19,215	$32,356

Assets and liabilities measured at fair value on a recurring basis:

As at January 31, 2022	Level 1	Level 2	Level 3	Total
Cash	$474,317	$-	$-	$474,317

	$474,317	$-	$-	$474,317

Accounts payable, accrued liabilities, and due to related parties approximate their fair value due to the short-term nature of these instruments.

F-14 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

Risk management

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk and liquidity risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities.

Credit risk:

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with a high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i. Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

ii. Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

iii. Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder.

Subsequent to January 31, 2022, the Company received additional $432,702 loan proceeds from the Company’s CEO and Director and closed the first tranche of equity financing for aggregate gross proceeds of $496,300 (Notes 14 and 16). The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2022:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$190,146	$-	$-
Amounts due to related parties	57,254	159,513	-
Loans payable(1)	-	1,684,462	-
Withholding taxes payable	-	-	151,907
	$247,400	$1,843,975	$151,907

(1) Payments denominated in foreign currencies have been translated using the January 31, 2022, exchange rate.

F-15 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

8.	EXPLORATION AND EVALUATION ASSETS

As of January 31, 2022, and 2021, the Company’s interest in exploration and evaluation assets consisted of three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. The Company capitalizes acquisition costs incurred on the Company’s exploration and evaluation properties; the costs associated with exploration and drilling programs as well as property tax payments are expensed as period costs in the period they are incurred. Following tables present, as of January 31, 2022 and 2021, acquisition costs associated with each property:

Exploration and evaluation assets at January 31, 2022

	January 31, 2021 (restated)*	Effect of foreign currency translation	January 31, 2022
Farellón Project
Farellón	$473,792	$(41,403)	$432,389
Quina	182,618	(15,958)	166,660
Exeter	185,479	(16,209)	169,270
Sub-total, Farellón Project	841,889	(73,570)	768,319

Perth Project	58,573	(5,119)	53,454

Total costs	$900,463	$(78,690)	$821,773

Exploration and evaluation assets at January 31, 2021

	January 31, 2020 (restated)*	Effect of foreign currency translation	January 31, 2021 (restated)*
Farellón Project
Farellón	$454,749	$19,043	$473,792
Quina	175,278	7,341	182,618
Exeter	178,024	7,455	185,479
Sub-total, Farellón Project	808,051	33,839	841,889

Perth Project	56,219	2,354	58,573

Total costs	$864,270	$36,193	$900,463

During the year ended January 31, 2022, the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the year ended January 31, 2022

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$24,321	$52,151	$10,716	$87,188
Geology	27,509	-	-	27,509
Drilling	150,222	-	-	150,222
Equipment used	5,754	-	-	5,754
Camp costs (including meals and travel)	30,938	-	-	30,938
Total exploration costs	$238,744	$52,151	$10,716	$301,611

F-16 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

Exploration costs for the year ended January 31, 2021

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$684	$-	$-	$684
Geology	-	-	-	-
Drilling	-	-	-	-
Equipment used	-	-	-	-
Camp costs (including meals and travel)	866	-	-	866
Total exploration costs	$1,550	$-	$-	$1,550

In addition to the costs listed in the tables above, during the year ended January 31, 2022, the Company incurred $6,058 in regulatory fees associated with claim maintenance fees (2021 - $5,722).

9.	EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at January 31, 2022 and 2021, are as follows:

Cost	Equipment
Balance at February 1, 2020	$15,174
Additions	36,562
Effect of foreign currency translation	1,979
Balance at January 31, 2021	53,715
Additions	-
Effect of foreign currency translation	(4,694)
Balance at January 31, 2022	$49,021

Accumulated depreciation
Balance at February 1, 2020	$14,118
Additions	5,016
Effect of foreign currency translation	699
Balance at January 31, 2021	19,833
Additions	8,626
Effect of foreign currency translation	(2,075)
Balance at January 31, 2022	$26,384

Net carrying amounts
Balance, January 31, 2021	$33,882
Balance, January 31, 2022	$22,637

10.	PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at January 31, 2022 and 2021:

	January 31, 2022	January 31, 2021

Chilean corporate tax prepayment	$652	$714
GST/HST receivable	11,785	-
Prepaid deposits for drilling program	21,065	-
Prepaid expenses for general and administrative fees	119,445	559
Total prepaids and other receivables	$152,947	$1,273

F-17 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

11.	WITHHOLDING TAXES PAYABLE

On July 31, 2020, the Company reclassified $146,237 in Chilean withholding taxes payable from current liabilities to long-term liabilities. As at January 31, 2022, and 2021, the Company had $151,907 and $149,387 in Chilean withholding taxes payable, respectively.

12.	SHARE CAPITAL

On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia. The Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value (the “Shares”). The Company retroactively reclassified $6,424,684 associated with the historical share issuances from additional paid-in capital to common stock.

On May 14, 2021, the Company issued 29,411 shares of its common stock to a consultant for investor relations services. The Shares were issued pursuant to an independent contractors services agreement whereby the Company agreed to a USD$5,000 monthly fee payable to a consultant during a three-month period commencing on April 14, 2021. At the discretion of the Company, the cash fee could have been paid in common shares of the Company at a deemed price of USD$0.17 (CAD$0.206) per share for a total of 29,411 shares per month. At the time of the share issuance, the fair market value of the shares was USD$0.34 (CAD$0.41), therefore the Company recognized $12,117 as part of its investor relation fees.

On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $577,450 (the “Unit Offering”). Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.20 per common share for a period of 24 months from the date of issue. The Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of $0.30 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the Warrants must be exercised within a period of 30 days. In case the Warrant holders do not exercise them within the accelerated 30-day period, the warrants will expire automatically. The Warrants were assigned $Nil value based on the residual method, as the fair market value of the Shares was above the offering price.

In connection with the Unit Offering, the Company paid cash commissions aggregating $22,239 and issued 149,310 Warrants to registered broker-dealers valued at $58,273. The Warrants are subject to the same terms and conditions as the Warrants purchased by other subscribers in the Unit Offering. The Company used Black-Scholes option pricing model to determine the value of the broker warrants. The following assumptions were used:

Expected Life of the broker warrants	2 years
Risk-Free Interest Rate	0.16%
Expected Dividend Yield	Nil
Expected Stock Price Volatility	255%
Fair Value at the date of transaction	$0.45

On June 15, 2021, the Company closed a non-brokered private placement by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) at a price of $0.15 per Subscription Receipt for aggregate gross proceeds of $969,131 (the “SR Offering”).

Each Subscription Receipt automatically entitled the holder thereof, without payment of any additional consideration and without further action on the part of the holder, to acquire one Subscription Receipt Unit (an “SR Unit”). Each SR Unit consisted of one common share and one common share purchase warrant of the Company (each, an “SR Warrant”). Each SR Warrant entitles the holder to purchase an additional common share of the Company at a price of $0.30 per common share, if exercised during the first year following the release from escrow, and at a price of $0.60, if exercised during the second year following the release from escrow. The SR Warrants were assigned $Nil value based on the residual method, as the fair market value of the Shares was above the offering price.

F-18 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

Until the escrow release conditions (including the listing of the Company’s common shares on a recognized stock exchange in Canada) were met in full, the Subscription Receipts, and the proceeds of the SR Offering were held in trust by an escrow agent appointed by the Company.

On November 18, 2021, the Company received a receipt for a final non-offering prospectus with the B.C. Securities Commission after which, having satisfied the escrow release conditions, the escrowed funds were released to the Company effective November 22, 2021, and an aggregate of 6,460,872 Subscription Receipts were automatically converted, without any further consideration, into 6,460,872 common shares of the Company and 6,460,872 SR Warrants.

In connection with the closing of the SR Offering, the Company paid certain registered investment dealers a total of $39,261 and issued 228,389 warrants to the finders valued at $92,653 (the “Broker SR Warrants”).

The Broker SR Warrants are subject to the same terms and conditions as the SR Warrants purchased by other subscribers in the SR Offering. The Company used Black-Scholes option pricing model to determine the value of the Broker SR Warrants. The following assumptions were used:

Expected Life of the Broker SR Warrants	2 years
Risk-Free Interest Rate	1.04%
Expected Dividend Yield	Nil
Expected Stock Price Volatility	265%
Fair Value at the date of transaction	$0.43

Warrants

The changes in the number of warrants outstanding during the years ended January 31, 2022 and 2021, are as follows:

	Year ended January 31, 2022			Year ended January 31, 2021
	Number of warrants	Weighted average exercise price		Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	-	$	n/a	2,500,000		$0.1875
Warrants issued	10,688,239		$0.36	-	$	n/a
Warrants expired	-	$	n/a	(2,500,000)		$0.1875
Warrants outstanding, ending	10,688,239		$0.36	-	$	n/a

Details of warrants outstanding as at January 31, 2022, are as follows:

Number of warrants exercisable		Grant date	Exercise price
3,849,668		May 17, 2021	$0.20 expiring on May 17, 2023
149,310	(1)	May 17, 2021	$0.20 expiring on May 17, 2023
6,460,872		November 23, 2021	$0.30 if exercised prior to November 23, 2022; $0.60 if exercised after November 23, 2022 but prior to November 23, 2023
228,389	(1)	November 23, 2021	$0.30 if exercised prior to November 23, 2022 $0.60 is exercised after November 23, 2022 but prior to November 23, 2023
10,688,239

(1)	Broker warrants issued on closing of the Unit Offering and SR Offering.

F-19 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

At January 31, 2022, the weighted average life of the warrants was 1.62 years.

Options

On July 13, 2021, the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may, from time to time, at their discretion and in accordance with the CSE requirements, grant stock options to directors, officers and technical consultants for up to 10% of the issued and outstanding common shares of the Company. Such options are exercisable for a period of up to ten years from the date of grant. Exercise price and vesting terms are determined at the time of grant by the Board of Directors.

On November 24, 2021, the Company’s board of directors granted 1,750,000 incentive stock options to its directors, officers, and consultants. The stock options are exercisable at a price of $0.25 per share for a period of five years expiring on November 24, 2026. The options to acquire up to 1,700,000 shares vested immediately upon grant, and the Company recognized $330,425 as share-based compensation associated with these options. The fair value of these stock options was estimated using the Black-Scholes Option Pricing model using the following assumptions:

November 24, 2021
Expected life	5 years
Annualized volatility	186%
Risk-free interest rate	1.56%
Dividend yield	Nil
Fair Value at the date of grant	$0.20

The option to acquire up to 50,000 shares issued to a consultant for investor relation services vests over a period of 12 months at a rate of 12,500 options per quarter beginning on February 24, 2022. During the year ended January 31, 2022, the Company recognized $4,770 as share-based compensation associated with these options. The fair value of these stock options was estimated using the Black-Scholes Option Pricing model using the following assumptions:

November 24, 2021
Expected life	5 years
Annualized volatility	195%
Risk-free interest rate	1.64%
Dividend yield	Nil
Fair Value at vesting	$0.25

At January 31, 2022, the Company had 1,750,000 share purchase options issued and outstanding, with 1,700,000 share purchase options exercisable on that date. All options were exercisable at $0.25 per share, with the weighted average life of 4.82 years.

Recovery of Short-Swing Profits

During the year ended January 31, 2022, the Company received $9,977 related to the recovery of short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company did not have similar transactions during the year ended January 31, 2021.

13.	FORGIVENESS OF DEBT

During the year ended January 31, 2022, the Company’s legal counsel agreed to forgive $13,667 the Company owed for services. In addition, the Company recorded $191 as forgiveness of debt associated with reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws.

F-20 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

During the year ended January 31, 2021, the Company entered into an agreement with its former legal representative in Chile (the “Debt Holder”) whereby the Debt Holder agreed to forgive the amounts the Company owed to him for unpaid salaries, being $169,940 (101,385,974 pesos), and a total of $34,030 (20,302,303 pesos) the Company owed under 8% notes payable, in exchange for $53,408 (USD$40,000), of which $28,128 (USD$25,000) the Company paid on August 10, 2020, and $18,981 (USD$15,000) on September 9, 2021. In addition, during the year ended January 31, 2021, the Company recorded $102,465 as forgiveness of debt associated with reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws. These transactions resulted in a total gain on forgiveness of debt of $255,493 (of which $2,466 is attributed to effect of foreign currency translation).

14.	RELATED-PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole

The following amounts were due to related parties as at:

	January 31, 2022	January 31, 2021

Due to a company owned by an officer and director (a)	$21	$22,341
Due to a company controlled by officers and directors (a)	39,565	16,270
Due to a company controlled by officers and directors (a)	5,650	-
Due to the Chief Executive Officer (“CEO”) (a), (b)	5,476	35,200
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,272	10,278
Due to a major shareholder (a), (b)	3,180	3,195
Due to a company controlled by a director (a)	2,090	2,833
Total due to related parties	$57,254	$90,117

(a)	Amounts are unsecured, due on demand and bear no interest.

(b)	On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $1,908 (USD$1,500), CFO agreed to acquire the NSR for $1,272 (USD$1,000), and the major shareholder agreed to acquire the NSR for $3,180 (USD$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

F-21 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As at January 31, 2022, the following amounts were included in long-term debt due to related parties:

January 31, 2022

Due to a company owned by an officer and director (c)	$74,763
Due to a company controlled by officers and directors (c)	84,750
Total due to related parties	$159,513

(c)	Amounts are unsecured, bear no interest, and are payable on or after January 31, 2023.

The following amounts were due under the notes payable the Company issued to related parties:

	January 31, 2022	January 31, 2021

Note payable to CEO (d)	$804,309	$742,816
Note payable to CFO (d)	14,298	13,265
Note payable to a company controlled by officers and directors (d)	566,166	483,658
Note payable to a major shareholder (d)	170,730	157,648
Total notes payable to related parties	$1,555,503	$1,397,387

(d)	The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

During the year ended January 31, 2022, the Company accrued $118,144 (January 31, 2021 - $104,422) in interest expense on the notes payable to related parties.

Transactions with Related Parties

During the years ended January 31, 2022 and 2021, the Company incurred the following expenses with related parties:

	Year ended January 31,
	2022	2021
Consulting fees to a company owned by an officer and director	$59,141	$21,466
Consulting fees to a company controlled by officers and directors	60,070	30,666
Consulting fees paid or accrued to a company controlled by VP of Finance	24,036	-
Consulting fees to an officer and director	-	9,200
Mineral exploration expenses paid to a company controlled by officers and directors	42,760	-
Legal fees paid to a company controlled by a director	37,036	2,794
Rent fees accrued to a company controlled by officers and directors	9,034	6,133
Stock-based compensation for options to acquire up to 1,390,000 Shares issued to directors and officers	270,170	-
Total transactions with related parties	$502,247	$70,259

On January 31, 2022, a company controlled by directors agreed to forgive a total of $16,925 the Company owed on account of office rent fees. The forgiveness of debt was recorded as part of share-based reserves.

At January 31, 2022, the Company had prepaid consulting fees to VP of Finance of $7,120.

15.	SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments with all current exploration activities being conducted in Chile. All of the Company’s equipment and exploration and evaluation assets are located in Chile as follows:

	Year ended January 31,
	2022	2021
		(restated)*
Equipment	$22,637	$33,882
Exploration and evaluation assets	821,773	900,463
	$844,410	$934,345

16.	INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows:

	Year ended January 31,
	2022	2021
		(restated)*
Net loss before tax	$(1,622,000)	$(210,654)
Statutory income tax rate	27%	21%
Expected income tax recovery at statutory income tax rates	(438,000)	(44,000)
Non-deductible expenditures	90,924	-
Difference in foreign tax rates, foreign exchange	-	5,112
Other	(136,333)	(57,571)
Adjustment to prior year provisions versus statutory tax returns	39,409	72,907
Change in valuation allowance	444,000	23,552
Income tax recovery	$-	$-

*Restated for change in presentation currency (Notes 2(c) and 5)

F-22 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

The Company’s deferred tax assets and liabilities are comprised of the following:

	Year ended January 31,
	2022	2021
		(restated)*
Deferred tax assets (liabilities):
Federal loss carryforwards	$1,267,000	$1,010,000
Foreign loss carryforwards	1,359,000	1,206,000
Mineral properties	38,000	38,000
	2,664,000	2,254,000
Valuation allowance	(2,664,000)	(2,254,000)
Net deferred tax asset	$-	$-

*Restated for change in presentation currency (Notes 2(c) and 5)

The Company has approximately $5,704,000 in net operating loss carry forwards that may be offset against future taxable income, which may be used to reduce future taxable income and expire in the years 2034 - 2042. The Company also has approximately $5,035,000 of Chilean tax losses. The Chilean tax losses can be carried forward indefinitely.

17.	SUBSEQUENT EVENTS

Subsequent to January 31, 2022, the Company announced its intention to complete a non-brokered private placement (the “2022 Offering”) of up to 6,666,667 units (the “2022 Units”) at a price of $0.15 per 2022 Unit for gross proceeds of up to $1,000,000. Each 2022 Unit will consist of one common Share and one whole transferable common share purchase warrant (a “2022 Warrant”). Each whole 2022 Warrant will entitle the holder thereof, on exercise, to purchase one Share (a “2022 Warrant Share”) until the close of business on the day which is 24 months from its date of issue at an exercise price of $0.30 per 2022 Warrant Share for the first 12 months from its date of issue and $0.60 per 2022 Warrant Share for the remaining 12 months. On May 16, 2022, the Company closed the first tranche of the 2022 Offering for gross proceeds of $496,300. In connection with the first tranche of the 2022 Offering, the Company paid aggregate finder’s fees of $30,314 and issued 202,090 Share purchase warrants with the same terms as 2022 Warrants.

Subsequent to January 31, 2022, the Company issued a number of notes payable to its CEO, for a total of $432,702. The notes payable accumulate interest at a rate of 8% per annum, are unsecured, and are payable on demand.

F-23 | Page

Item 19	Exhibits

Exhibit Number	Exhibit
1.1	Articles of Red Metal Resources Ltd.
1.2	Certificate of Continuation dated February 10, 2021 (incorporated by reference to exhibit 3.3 of Form 10-K filed on May 3, 2021)
2(d)	Description of Securities
4.1	Escrow Agreement dated November 9, 2021
4.2	Mining Royalty Agreement with Caitlin Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.1 of Form 8-K filed on August 5, 2020)
4.3	Mining Royalty Agreement with Richard Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.2 of Form 8-K filed on August 5, 2020)
4.4	Mining Royalty Agreement with Joao da Costa dated for reference July 29, 2020 (incorporated by reference to exhibit 10.3 of Form 8-K filed on August 5, 2020)
4.5	Stock Option Plan (incorporated by reference to exhibit 10.1 of Form 8-K filed on July 15, 2021)
4.6	Loan Agreements and Notes Payable among Red Metal Resources Ltd. and Caitlin Jeffs
8.1	List of significant subsidiaries of the Company (incorporated by reference to exhibit 21.1 of Form 10-K filed on May 3, 2021)
11.1	Code of Business Ethics
11.2	Audit Committee Charter
12.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) and 15d – 14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) and 15d – 14(a)
13.1	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Executive Officer)
13.2	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Financial and Accounting Officer)
15.1	Consent of Scott Jobin-Bevans
15.2	Management’s Discussion and Analysis for the year ended January 31, 2022
15.3	Management’s Discussion and Analysis for the year ended January 31, 2021 (Incorporated by reference to Form 10-K filed with the SEC on May 3, 2021)

77

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RED METAL RESOURCES LTD.

/s/ Caitlin Jeffs
Caitlin Jeffs

Chief Executive Officer

Date: May 31, 2022

78