Form 20-F/A
period 2022-01-31
RED METAL RESOURCES, LTD.
filed 2022-06-06
CIK 1358654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

☐ YES ☐ NO

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Red Metal Resources Ltd. (the “Company”) amends the Company’s Annual Report on  Form 20-F for the year ended January 31, 2022 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on May 31, 2022. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which was not included in the Original 20-F, in accordance with Rule 405 of Regulation S-T. Exhibit 101 contains interactive data files in Inline eXtensible Business Reporting Language (iXBRL).

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to May 31, 2022.

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

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2010

Vancouver, Canada

May 31, 2022

F-2 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars)

		January 31,	January 31,	February 1,
	Note	2022	2021	2020
			(restated)*	(restated)*
ASSETS
Current
Cash		$474,317	$60,486	$13,054
Prepaids and other receivables	10	152,947	1,273	7,628
Total current assets		627,264	61,759	20,682

Equipment	9	22,637	33,882	1,056
Exploration and evaluation assets	8	821,773	900,463	864,270
Total assets		$1,471,674	$996,104	$886,008

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$87,938	$100,658	$316,398
Accrued liabilities	11	102,208	56,850	223,541
Due to related parties	14	57,254	90,117	9,636
Notes payable		-	19,215	32,356
Total current liabilities		247,400	266,840	581,931

Long-term notes payable to related parties	14	1,555,503	1,397,387	947,274
Long-term amounts due to related parties	14	159,513	-	-
Withholding taxes payable	11	151,907	149,387	-
Total liabilities		2,114,323	1,813,614	1,529,205

Shareholders’ deficit
Share capital	12	7,755,830	6,409,558	6,409,558
Share-based payment reserve	12	4,034,929	3,521,907	3,521,907
Deficit		(12,144,764)	(10,522,764)	(10,312,110)
Accumulated other comprehensive loss		(288,644)	(226,211)	(262,552)
Total shareholders’ deficit		(642,649)	(817,510)	(643,197)
Total liabilities and shareholders’ deficit		$1,471,674	$996,104	$886,008

*	Restated for change in presentation currency (Notes 2(c) and 5)

  Nature and continuance of operations (Note 1)

  Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs	/s/ Joao (John) da Costa
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

F-3 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF COMPREHENCIVE LOSS (Expressed in Canadian Dollars)

		Year ended January 31,
	Note	2022	2021
			(restated)*
Operating expenses:
Amortization		$8,626	$5,016
Consulting fees	14	214,008	71,673
General and administrative		230,582	42,124
Mineral exploration costs	8,14	307,669	7,272
Professional fees	14	313,679	161,942
Regulatory		62,031	25,905
Rent	14	9,034	6,133
Salaries, wages and benefits		47,419	37,505
Share-based compensation		327,070	-
		(1,520,118)	(357,570)
Other items
Foreign exchange gain (loss)		2,404	(2,811)
Forgiveness of debt	13	13,858	255,493
Interest on notes payable	14	(118,144)	(105,766)
Net loss		(1,622,000)	(210,654)

Foreign currency translation		(62,433)	36,341
Comprehensive loss		$(1,684,433)	$(174,313)

Net loss per share – basic and diluted		$(0.04)	$(0.01)
Weighted average number of shares outstanding - basic and diluted:		45,192,171	41,218,008

*	Restated for change in presentation currency (Notes 2(c) and 5)

The accompanying notes are an integral part of these consolidated financial statements.

F-4 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Expressed in Canadian Dollars)

		Share Capital
	Note	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive loss	Total deficit

Balance, January 31, 2020 (restated)*		41,218,008	$6,409,558	$3,521,907	$(10,312,110)	$(262,552)	$(643,197)

Net loss		-	-	-	(210,654)	-	(210,654)
Foreign exchange translation		-	-	-	-	36,341	36,341
Balance at January 31, 2021 (restated)*		41,218,008	6,409,558	3,521,907	(10,522,764)	(226,211)	(817,510)

Shares issued for private placement	12	3,849,668	577,450	-	-	-	577,450
Share issuance costs	12	-	(80,512)	58,273	-	-	(22,239)
Shares issued for subscription receipts	12	6,460,872	969,131	-	-	-	969,131
Share issuance costs	12	-	(131,914)	92,653	-	-	(39,261)
Shares issued for services	12	29,411	12,117	-	-	-	12,117
Share-based compensation	12	-	-	335,194	-	-	335,194
Forgiveness of debt with related party	14	-	-	16,925	-	-	16,925
Cash received from short sell fees	12	-	-	9,977	-	-	9,977
Net loss		-	-	-	(1,622,000)	-	(1,622,000)
Foreign exchange translation		-	-	-	-	(62,433)	(62,433)
Balance, January 31, 2022		51,557,959	$7,755,830	$4,034,929	$(12,144,764)	$(288,644)	$(642,649)

*	Restated for change in presentation currency (Notes 2(c) and 5)

The accompanying notes are an integral part of these consolidated financial statements.

F-5 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

	Year ended January 31,
	2022	2021
		(restated)*
Cash flows used in operating activities
Net loss	$(1,622,000)	$(210,654)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	118,144	105,766
Amortization	8,626	5,016
Cash paid for interest	-	(5,252)
Forgiveness of debt	(13,858)	(255,493)
Share-based compensation	347,311	-
Changes in operating assets and liabilities
Prepaids and other receivables	(134,691)	5,863
Accounts payable	(13,735)	62,365
Accrued liabilities	60,738	8,451
Due to related parties	144,550	80,639
Net cash used in operating activities	(1,104,915)	(203,299)

Cash flows used in investing activities
Acquisition of equipment	-	(36,562)
Net cash used in investing activities	-	(36,562)

Cash flows provided by financing activities
Issuance of notes payable to related parties	39,497	352,862
Cash received on subscription to shares	555,211	-
Cash received on subscription to subscription receipts	929,870	-
Repayments of notes payable	(18,981)	(28,128)
Cash received from short sell fees	9,977	-
Net cash provided by financing activities	1,515,574	324,734

Effects of foreign currency exchange on cash	3,172	(37,441)

Increase in cash	413,831	47,432
Cash, beginning	60,486	13,054
Cash, ending	$474,317	$60,486

*	Restated for change in presentation currency (Notes 2(c) and 5)

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

15. SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments with all current exploration activities being conducted in Chile. All of the Company’s equipment and exploration and evaluation assets are located in Chile as follows:

	Year ended January 31,
	2022	2021
		(restated)*
Equipment	$22,637	$33,882
Exploration and evaluation assets	821,773	900,463
	$844,410	$934,345

16. INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows:

	Year ended January 31,
	2022	2021
		(restated)*
Net loss before tax	$(1,622,000)	$(210,654)
Statutory income tax rate	27%	21%
Expected income tax recovery at statutory income tax rates	(438,000)	(44,000)
Non-deductible expenditures	90,924	-
Difference in foreign tax rates, foreign exchange	-	5,112
Other	(136,333)	(57,571)
Adjustment to prior year provisions versus statutory tax returns	39,409	72,907
Change in valuation allowance	444,000	23,552
Income tax recovery	$-	$-

*	Restated for change in presentation currency (Notes 2(c) and 5)

F-22 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

The Company’s deferred tax assets and liabilities are comprised of the following:

	Year ended January 31,
	2022	2021
		(restated)*
Deferred tax assets (liabilities):
Federal loss carryforwards	$1,267,000	$1,010,000
Foreign loss carryforwards	1,359,000	1,206,000
Mineral properties	38,000	38,000
	2,664,000	2,254,000
Valuation allowance	(2,664,000)	(2,254,000)
Net deferred tax asset	$-	$-

*	Restated for change in presentation currency (Notes 2(c) and 5)

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

Date: June 6, 2022

78