Form 20-F
period 2023-01-31
RED METAL RESOURCES, LTD.
filed 2023-05-31
CIK 1358654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2023

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

54,866,625 Common Shares without par value issued and outstanding as at January 31, 2023.

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

GLOSSARY OF TECHNICAL TERMS

Term	Meaning	Term	Meaning
AEM	Airborne Electromagnetic	Na	sodium
Ag	Silver	Na2O	sodium oxide
Al	Aluminum	NE	northeast
Al2O3	aluminum oxide	NI	National Instrument
AW	apparent width	Ni	nickel
As	Arsenic	NSR	net smelter return
Au	Gold	NTS	National Topographic System
Ba	Barium	P	phosphorous
Be	Beryllium	P2O5	phosphorous oxide
Bi	Bismuth	Pb	Lead
C	carbon dioxide	Pd	Palladium
Ca	Calcium	pH	Acidity
CaO	calcium oxide	Pt	platinum
Cd	Cadmium	QA/QC	Quality Assurance/Quality Control
Co	Cobalt	S	south
CO2	carbon dioxide	S	sulfur
Cr	Chromium	Sb	antimony
Cr2O3	chromium oxide	SE	southeast
Cu	Copper	Se	selenium
DDH	diamond drill hole	SiO2	silicon oxide
DW	drilled width	Sn	tin
E	East	SO2	sulphur dioxide
EM	electromagnetic	Sr	strontium
Fe	Iron	Sum	summation
Fe2O3	iron oxide (ferric oxide-hematite)	SW	southwest
Fe3O4	iron oxide (ferrous oxide-magnetite)	Ti	titanium
HLEM	horizontal loop electromagnetic	TiO2	titanium oxide
H2O	hydrogen oxide (water)	Tl	thallium
IP	induced polarization	TW	true width
K	Potassium	U	uranium
K2O	potassium oxide	U3O8	uranium oxide (yellowcake)
Li	Lithium	UTM	Universal Transverse Mercator
LOI	loss on ignition (total H2O, CO2 and SO2 content)	V	vanadium
Mg	Magnesium	V2O5	vanadium oxide
MgO	magnesium oxide	VLF	very low frequency
Mn	Manganese	VLF-EM	very low frequency-electromagnetic
MnO	manganese oxide	W	west
Mo	Molybdenum	Y	yttrium
Mt	millions of tonnes	Zn	zinc
N	North
NE	Northeast
NW	Northwest
S	South

Units of Measure

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Above mean sea level	amsl	Litre	L
Ampere	A	Litres per minute	L/m
Annum (year)	a	Megabytes per second	Mb/s
Billion years ago	Ga	Megapascal	MPa
British thermal unit	Btu	Megavolt-ampere	MVA
Candela	cd	Megawatt	MW
Carat	ct	Metre	m
Carats per hundred tonnes	cpht	Metres above sea level	masl
Carats per tonne	cpt	Metres per minute	m/min
Centimetre	cm	Metres per second	m/s
Cubic centimetre	cm3	Metric ton (tonne)	t
Cubic feet per second	ft3/s or cfs	Micrometre (micron)	μm
Cubic foot	ft3	Microsiemens (electrical)	μs
Cubic inch	in3	Miles per hour	mph
Cubic metre	m3	Milliamperes	mA
Cubic yard	yd3	Milligram	mg
Day	d	Milligrams per litre	mg/L
Days per week	d/wk	Millilitre	mL
Days per year (annum)	d/a	Millimetre	mm
Dead weight tonnes	DWT	Million	M
Decibel adjusted	dBa	Million tonnes	Mt
Decibel	dB	Minute (plane angle)	‘
Degree	°	Minute (time)	min
Degrees Celsius	°C	Month	mo
Degrees Fahrenheit	°F	Newton	N
Diameter	ø	Newtons per metre	N/m
Dry metric ton	dmt	Ohm (electrical)	Ω
Foot	ft	Ounce	oz
Gallon	gal	Parts per billion	ppb
Gallons per minute (US)	gpm	Parts per million	ppm
Gigajoule	GJ	Pascal	Pa
Gram	g	Pascals per second	Pa/s
Grams per litre	g/L	Percent	%
Grams per tonne	g/t	Percent moisture (relative humidity)	% RH
Greater than	>	Phase (electrical)	Ph
Hectare (10,000 m2)	ha	Pound(s)	lb
Hertz	Hz	Pounds per square inch	psi
Horsepower	hp	Power factor	pF
Hour	h (not hr)	Quart	qt
Hours per day	h/d	Revolutions per minute	rpm
Hours per week	h/wk	Second (plane angle)	“
Hours per year	h/a	Second (time)	s
Inch	“(symbol, not “)	Short ton (2,000 lb)	st
Joule	J	Short ton (US)	t
Joules per kilowatt-hour	J/kWh	Short tons per day (US)	tpd
Kelvin	K	Short tons per hour (US)	tph
Kilo (thousand)	k	Short tons per year (US)	tpy
Kilocalorie	kcal	Specific gravity (g/cm3)	SG
Kilogram	kg	Square centimetre	cm2

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Kilograms per cubic metre	kg/m3	Square foot	ft2
Kilograms per hour	kg/h	Square inch	in2
Kilograms per square metre	kg/m2	Square kilometre	km2
Kilojoule	kJ	Square metre	m2
Kilometre	km	Thousand tonnes	kt
Kilometres per hour	km/h	Tonne (1,000kg)	t
Kilonewton	kN	Tonnes per day	t/d
Kilopascal	kPa	Tonnes per hour	t/h
Kilovolt	kV	Tonnes per year	t/a
Kilovolt-ampere	kVA	Total dissolved solids	TDS
Kilovolts	kV	Total suspended solids	TSS
Kilowatt	kW	Volt	V
Kilowatt hour	kWh	Week	wk
Kilowatt hours per short ton (US)	kWh/st	Weight/weight	w/w
Kilowatt hours per tonne (metric ton)	kWh/t	Wet metric ton	wmt
Kilowatt hours per year	kWh/a	Yard	yd
Kilowatts adjusted for motor efficiency	kWe	Year (annum)	a
Less than	<	Year	yr

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

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this Annual Report, including the documents incorporated by reference herein, may constitute forward-looking information, future oriented financial information, or financial outlooks (collectively, “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may relate to this Annual Report, the Company’s future outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “targeted”, “possible”, “continue” or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable. In particular, this Annual Report contains forward-looking statements pertaining to the following:

•expenditures for general and administrative expenses;

•expectations regarding revenue, expenses and operations;

•the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company’s mineral interests;

•expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects;

•expectations regarding drill programs and potential impacts thereof;

•mineral exploration and exploration program cost estimates;

•expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•treatment under applicable governmental regimes for permitting and approvals; and

•key personnel continuing their employment with the Company. See “Risk Factors”.

Such forward-looking statements are based on a number of material factors and assumptions, and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified work force, and the ultimate ability to mine, process and sell mineral products on economically favorable terms. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this Annual Report. Forward-looking statements are based upon management’s beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

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

Risks Relating to our Conversion and Continuation

We continue to be treated as a U.S. corporation and taxed on our worldwide income after the conversion and continuation.

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

We have determined that Section 7874(b) of the Code applies to the migration of our company from the State of Nevada to the Province of British Columbia, Canada, and therefore we continue to be subject to United States federal income taxation on our worldwide income.

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

Negative Operating Cash Flow

During the years ended January 31, 2023, 2022, and 2021 the Company earned no revenue while the net loss from operations totaled $1,769,501, $1,622,000, and $210,654, respectively. If the Company does not find sources of financing as and when needed, it may be required to cease its operations.

Mineral exploration and development are very expensive. During the fiscal year ended January 31, 2023, the Company had no revenue from its operations and its operating expenses totaled $1,582,113 (2022 - $1,520,118; 2021 - $357,570). These expenses were further increased by $162,724 (2022 - $118,144; 2021 - $105,766) in interest we accrued on our notes payable and $24,664 loss on foreign exchange fluctuation (2022 - $2,404 gain; 2021 - $2,811 loss). During the years ended January 31, 2022 and 2021, these expenses were in part offset by $13,858 and $255,493 gain we recorded on forgiveness of debt, respectively. Since inception, we have supported our operations through equity and debt financing and, to a minor extent, through option payments received on our option or joint venture agreements, and royalty payments from third-party vendors, who we allowed to mine our claims. Our ability to continue our operations, including exploring and developing our properties, will depend on our ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until we earn enough revenue to support our operations, which may never happen, we will continue to be dependent on loans and sales of our equity or debt securities to continue our development and exploration activities. If we do not find sources of financing as and when we need them, we may be required to severely curtail, or even to cease, our operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared assuming that it will continue as a going concern. From the Company’s inception on January 10, 2005, the Company has accumulated losses of $13,914,265. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources. The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Debt Owing to Related Parties

As of January 31, 2023, the Company owed $443,071 to related parties that were due in the next 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties $2,202,540 on account of notes payable that became due and payable on January 31, 2023. The Company does not have the cash resources to pay its debt to related parties; therefore it may decide to partially pay these individuals by issuing shares of the Company’s common stock. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

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

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations and you may lose your investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company’s production capabilities will be subject to further risks and uncertainties including:

•Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which the Company has not budgeted for;

•Availability and costs of financing;

•Ongoing costs of production; and

•Environmental compliance regulations and restraints.

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

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

•Participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

•No commissions or other extraordinary consideration will be paid to such directors and officers; and

•Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

“Penny Stock” Rules May Make Buying or Selling Our Common Stock Difficult, and Severely Limit its Marketability and Liquidity

Because the Company’s securities are considered a penny stock, shareholders will be more limited in their ability to sell their shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than USD$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. Because the Company’s securities constitute “penny stocks” within the meaning of the rules, the rules apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the Company’s securities in any market that might develop for them. As long as the trading price of the Common Shares is less than USD$5.00 per share, the Common Shares will be subject to Rule 15g-9 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

•Contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•Contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

•Contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

•Contains a toll-free telephone number for inquiries on disciplinary actions;

•Defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•Contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

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

Item 4. Information on the Company

A. History and Development of the Company

Company Name

The legal and commercial name of the company is Red Metal Resources Ltd.

Principal Office

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 595 Burrard Street, Suite 700, Vancouver, British Columbia, V7X 1S8.We do not have an agent in the United States. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8

Corporate Information and Important Events

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia by means of a process called a “conversion” under the Nevada Revised Statutes and a “continuation” under the Business Corporations Act (British Columbia). Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

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

Consistent with the Company’ historical practices, the Company’s management continues to monitor its costs in Chile by reviewing the Company’s mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As at the time of this Form 20-F, Polymet has one employee and engages independent consultants on as needed basis. Most of the Company’s support - such as vehicles, office, and equipment - is supplied under short-term contracts. The only long-term commitments that the Company has are for royalty payments on four of its mineral concessions - Farellón Alto 1 - 8, Quina 1 - 56, Exeter 1 - 54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all the concessions that are included in its properties.

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

During the years ended January 31, 2022 and 2023, the Company raised sufficient capital to continue exploration work on its Farellón Property. In the short to medium term, based on the positive results from multiple past exploration programs on the Farellón Project, the Company planned to carry out a two-phase drill program. The first phase of the drill program commenced on January 25, 2022, and was completed in the early March of 2022; it consisted of a nine-hole 2,010m drill program that tested the primary mineralization at depth that has, thus far, only been intersected in a few drill holes, and determine the potential of the cobalt mineralization in the sulfide zone.

The highlights of the first phase included the following:

•First hole on new zone intercepted six meters of vein with strong visible copper sulphides; further 1.5 km of untested strike length;

•All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits; and

•Diamond drill core provided valuable alteration and structural information not seen in previous RC drilling.

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

Mapping Program

The 2022 mapping and prospecting program on Farellón project focused on detailed mapping of veins along strike of, and to the east of the main Farellón structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellón structure which was mapped and sampled along strike for a full kilometre.  A further five veins were mapped and sampled in detail to develop future drill targets throughout the property.

During the year ended January 31, 2023, the Company spent a total of $728,697 (2022 - $238,744; 2021 - $1,550) on the Farellón Property Project.

Takeover Offers

The Company is not aware of any indication of any public takeover offers by third parties in respect of our common shares during our current and two last financial years.

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

The Company’s flagship project, the Farellón Project, is an early-stage exploration project consisting of eight exploitation concessions totaling 1,234 hectares.

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

Overview of Mineral Properties

Active Properties

Through a number of transactions since 2007, the Company has assembled its active mineral properties identified and further detailed in Table 1, respectively, below as the Carrizal Property, containing the Farellón and  Perth Project areas, and the Mateo Property:

Table 1 - Active Properties

	Percentage,	Hectares
Property	type of claim	Gross area	Net area(a)
Farellón
Farellón Alto 1 - 8	100%, mensura	66
Quina 1 - 56	100%, mensura	251
Exeter 1 - 54	100%, mensura	235
Cecil 1 - 49	100%, mensura	228
Teresita	100%, mensura	1
Azucar 6 - 25	100%, mensura	88
Stamford 61 - 101	100%, mensura	165
Kahuna 1 - 40	100%, mensura	200
		1,234	1,234
Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044

	Percentage,	Hectares
Property	type of claim	Gross area	Net area(a)
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a)Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

Carrizal Property - Farellón And Perth Projects

Technical Report

The information in this Annual Report on Form 20-F with respect to the Carrizal Property is mostly derived from the report titled “Independent Technical Report on the Carrizal Cu-Co-Au Property” dated August 31, 2021, with an effective date of August 1, 2021, written by Scott Jobin-Bevans, Ph.D., PMP, P. Geo of Caracle Creek International Consulting Inc. (the “Technical Report”). The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Jobin-Bevans is an independent “Qualified Person” for purposes of NI 43-101. The full text of the Technical Report is available for review at the mailing address of the Company at 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8, and may also be accessed online under the Company’s SEDAR profile at www.sedar.com and on the Company’s website http://www.redmetalresources.com. Any information provided with respect to work completed after January 2022 has been added by management.

Property Description and Location

The Carrizal Property is located approximately 700 km north of Chile’s capital city of Santiago, in Region III, referred to as the “Region de Atacama”. The Carrizal Property lies within the Carrizal Alto Mining District, straddling the border between Huasco and Copiapo provinces, approximately 75 km northwest of the City of Vallenar, 150 km south of Copiapo, and 20 km west of the Pan-American Highway. The centre of the Carrizal Property is situated at coordinates 308750 mE and 6895000 mN (PSAD56 UTM Zone 19, Southern Hemisphere).

The Carrizal Property has historically been subdivided into two separate projects, namely the Perth and Farellón project areas, representing roughly the northern and southern halves of the Carrizal Property, respectively. The Carrizal Property consists of 21 exploitation concessions (‘mensuras’). The Carrizal Property covers a total area of 3,278 hectares (2,044 ha in the Perth Project and 1,234 ha in the Farellón Project).

Figure 1 - Location of the Farellón and Perth projects claim blocks of the Carrizal Property, Region III, Region de Atacama, northern Chile

Accessibility

The Carrizal Property is readily accessible from the City of Vallenar, Chile, via both paved and well-maintained dirt roads. Access is primarily gained by taking the Pan-American highway (Ruta 5) north from Vallenar to the Carrizal turn-off (approximately 20 km north). From the turn-off, a well-maintained dirt road runs to the CMP Cerro Colorado iron mine and continues to Canto del Agua and towards Carrizal Alto. From this route, a dirt side road then leads directly to the Carrizal Property.

Title/Interest

The Company owns all of the concessions in the Carrizal Property through right of title.

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

Pursuant to Mining Royalty Agreements dated July 29, 2020 (“Mining Royalty Agreements”), Polymet offered royalties to each of Richard Jeffs, Caitlin Jeffs and Joao (John) da Costa (each a “Royalty Holder”) for total aggregate consideration of USD$5,000. The Mining Royalty Agreements have not been finalized in accordance with Chilean law in part due to the COVID restrictions preventing the parties from executing the agreement under applicable Chilean Law. Upon finalization, according to Chilean law, any future royalties arising from the sale of mineral and other materials from the mining properties listed in the table below located in Chile (collectively, the “Carrizal Property”) will be payable to each of the Royalty Holders in accordance with the terms of their respective Mining Royalty Agreements. The royalty payments are only payable as soon as Polymet initiates or restarts the operation, exploitation, and consequent sale of mineral and other materials from the Properties.

Table 3 - Net Smelter Returns Royalty to be paid (%)

Property	Richard Jeffs, Major Shareholder(1)	Caitlin Jeffs, CEO and Director(1)	Joao da Costa, CFO and Director(1)	Cecilia Alday	David Mitchell	Minera Stamford S.A.
Farellón Alto 1 - 8(2)	0.75	0.45	0.30	1.5
Cecil 1 - 49	1.25	0.75	0.50
Azúcar 6 - 25	1.25	0.75	0.50
Kahuna 1 - 40	1.25	0.75	0.50
Stamford 61 - 101	1.25	0.75	0.50
Teresita	1.25	0.75	0.50
Quina 1 - 56 (3)	0.75	0.45	0.30		1.5
Exeter 1 - 54(4)	0.75	0.45	0.30			1.5
Perth 1 - 36	1.25	0.75	0.50
Rey Arturo 1 - 30	1.25	0.75	0.50
Lancelot II 1 - 40	1.25	0.75	0.50
Lancelot 1 1 - 27	1.25	0.75	0.50
Merlin IB 1 - 10	1.25	0.75	0.50
Merlin I A 1 - 48	1.25	0.75	0.50
Tristan II B 1 - 4	1.25	0.75	0.50
Galahad IA 1 - 44	1.25	0.75	0.50
Camelot 1 - 60	1.25	0.75	0.50
Galahad I C 1 - 60	1.25	0.75	0.50
Tristan II A 1 - 60	1.25	0.75	0.50
Galahad I B 1 - 3	1.25	0.75	0.50
Percival 4 1 - 60	1.25	0.75	0.50

Notes:

(1)Each of the NSR’s to Richard Jeffs, Caitlin Jeffs and Joao da Costa will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of USD$10,000 per Royalty Holder will be paid. Pursuant to Chilean law, this agreement is not fully complete until registered against the land title in Chile.

(2)Farellón Alto 1 - 8 is subject to a royalty in favor of Cecilia Alday Limitada equal to 1.5% of the net smelter return that Polymet receives from the property to a maximum of USD$600,000. The royalty is payable monthly and is subject to a monthly minimum of USD$1,000 when mining operations are active.

(3)Red Metal has the right to buy out the royalty for a one-time payment of USD$1,500,000.

(4)Red Metal has the right to buy out the royalty for a one-time payment of USD$750,000.

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

The current Carrizal Property is comprised of two contiguous blocks, namely the Farellón to the south and Perth to the north (Figure 1). Both of these blocks border the historically-productive Carrizal Alto Mine to the east, sharing geological and mineralogical attributes, and for consistency, the historical names have been retained.

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

Table 8 - Summary of significant intercepts from Red Metal’s 2009 RC Drill Program on the Farellón Project

Drill	Assay Interval (m)				Assay Grade
Hole Number		From	To	Core Length	Gold (g/t)	Copper (%)	Cobalt (%)
FAR-09-A		32	37	5	0.59	1.3	0.02
		97	106	9	0.44	1.63	0.04
	including	103	106	3	0.48	2.49	0.07
FAR-09-B		56	96	40	0.27	0.55	0.02
	including	60	63	7	0.46	1.42	0.04
		75	87	12	0.71	1.28	0.03
FAR-09-C		77	82	5	4.16	2.57	0.05
FAR-09-D		95	134	39	0.11	0.58	0.01
	including	95	103	8	0.33	2.02	0.02
FAR-09-E		25	30	5	0.54	1.35	0.02
		65	68	3	0.58	1.46	0.06

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

Perth Project Area

The northern concessions of the Carrizal Property have historically been called the Perth Project. There are numerous artisanal workings throughout this section of the Carrizal Property. The Puenta Negra Mine area contains the Argentina and Dos Amigos veins, with the most significant workings on the property occurring at the Argentina shaft. Unfortunately, no historic mining records have been located for the Argentina and Dos Amigos veins.

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

Geological Setting

Regional Geology

Chile is divided into three major physiographic units running north-south, namely the Coastal Cordillera, Central Valley (also termed the Central Depression), and the High Cordillera (Andes). The Carrizal Property lies within the Coastal Cordillera, on the western margin of Chile.

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

Mineralization

The Carrizal Property occurs within the Central Andean IOCG Province (Sillitoe, 2003). Vein type, plutonic-hosted IOCG deposits such as Carrizal Alto and by extension the contiguous Carrizal Property, are characterized by a distinct mineralogy that includes not only copper and gold but also cobalt, nickel, arsenic, molybdenum, and uranium (Sillitoe, 2003; Clark, 1974). All of the IOCG deposits in the region are partially defined by their iron content in the form of either magnetite or hematite (Sillitoe, 2003).

A variety of alteration assemblages has been noted in the Chilean deposits according to whether or not the deposits are hematite or magnetite dominated:

1.Magnetite-rich veins contain appreciable actinolite, biotite and quartz, as well as local apatite, clinopyroxene, garnet, hematite and K-feldspar, and possess narrow alteration haloes containing one or more of actinolite, biotite, albite, K-feldspar, epidote, quartz, chlorite, sericite and scapolite.

2.Hematite-rich veins tend to contain sericite and/or chlorite, with or without K-feldspar or albite, and to possess alteration haloes characterised (Sillitoe, 2003) by these same minerals. Typically the vein deposits of the coastal Cordillera are chalcopyrite, actinolite and magnetite deposits (Ruiz, 1962).

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

Exploration

Red Metal began its exploration programs on the Property in 2009 with a 5-hole RC drilling program followed by programs in 2011 (11 RC/core holes), and in 2013 (2-hole RC drilling program), focusing on the Farellón Project area. Red Metal completed surface sampling and mapping programs between 2011 and 2014, as described below. The last work completed on the Property by the Company was in 2022.

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

2022 Drilling Program on Farellón Alto

During January - February 2022, the Company successfully completed a nine-hole 2,010m drill program on its Farellón Alto 1-8 concession. The drill program targeted down dip extensions of known mineralized zones as well as testing new zones.

Highlights

•First hole on new zone intercepted six meters of vein with strong visible copper sulphides; further 1.5 km of untested strike length;

•All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits; and

•Diamond drill core provided valuable alteration and structural information not seen in previous RC drilling.

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

Table 15 - Summary of holes(1)

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

(1)Widths are drill indicated core length as insufficient drilling has been undertaken to determine true widths with at this time.

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

In June 2022, the Company announced the assay results for four of the nine holes drilled.

Highlights

•Results for four drillholes were proven to be consistent with historic drilling;

•FAR-22-020: 5.7m of 1.10% Cu, 0.12% Co and 0.25 g/t Au, a first intercept on a new vein previously only sampled at surface, the Gordal Vein;

•FAR-22-017: 3.6m of 1.36% Cu, 0.01% Co and 0.42 g/t Au, this intercept confirms continuity of the mineralized structure and extends mineralization approximately 25 metres down dip to a vertical depth of approximately 200 metres on the south Farellón zone; and

•Mineralization remains open down dip on all areas drilled.

Table 17 - Assay Results

Drillhole	From	To	Length	Cu%	Co%	Au g/t	CuEq%
FAR-22-012	79.55	83.25	3.7	0.62	0.08	0.13	1.14
FAR-22-013	55.25	59.3	4.05	0.98	0.07	0.1	1.42
FAR-22-013	97.1	123	25.9	0.31	0.05	0.08	0.63
FAR-22-017	200.4	204	3.6	1.36	0.01	0.42	1.73
FAR-22-020	139.9	147.7	7.8	0.83	0.09	0.19	1.44
includes	142	147.7	5.7	1.10	0.12	0.25	1.91

Mapping Program

The 2022 mapping and prospecting program on Farellón project focused on detailed mapping of veins along strike of, and to the east of the main Farellón structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein, which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellón structure which was mapped and sampled along strike for a full kilometre. A further five veins were mapped and sampled in detail to develop future drill targets throughout the property.

Highlights

•A high sample return of 5.77% Cu, 1.55% Co and 0.11 g/t Au two kilometres along strike to the north of the recent drilling on the Farellón structure; and

•Three veins mapped in detail, each demonstrating over a kilometre of prospective strike length with mineralized grab samples

Table 18 - Grab Sample Highlights(1)(2)

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500818	6888943	309490	553	1.54	1.74	0.047	6.26
500902	6891077	310916	632	1.63	0.11	1.545	5.77
500832	6889540	311547	540	1.82	0.22	0.021	5.66
500895	6890377	310310	631	1.58	0.63	0.146	5.18
500887	6889724	311958	495	0.94	0.32	0.063	5.06
500803	6889197	309735	561	2.21	0.04	0.019	4.89
500822	6888323	309800	647	1.96	3.43	0.015	4.59
500830	6889441	311412	524	1.71	0.67	0.027	4.11
500827	6888543	310082	618	1.71	4.91	0.094	3.70
500894	6890373	310305	631	0.45	0.13	0.028	3.41
500844	6888968	310724	496	1.48	0.27	0.024	3.37
500854	6889477	310518	582	1.05	3.28	0.160	3.16
500837	6889267	311117	527	0.67	1.97	0.029	3.03
500814	6889114	309667	587	1.51	0.19	0.057	2.79
500858	6889836	310979	582	2.46	2.06	0.002	2.70
500834	6889309	312021	472	1.52	0.45	0.054	2.64
500824	6888423	309869	621	1.32	0.74	0.136	2.61
500833	6890107	311855	522	1.12	0.21	0.071	2.52
500820	6888717	309359	592	3.64	0.45	0.036	2.50
500831	6889472	311475	533	1.91	0.02	0.015	2.39
500859	6889807	310888	564	1.14	0.17	0.019	2.11
500840	6888767	310417	546	1.07	0.81	0.018	2.06
500850	6888284	310247	572	1.5	1.57	0.029	1.90
500816	6889020	309583	594	3.62	0.38	0.020	1.88
500868	6890705	311339	574	1.43	0.09	0.085	1.77
500886	6889679	312500	457	0.93	0.22	0.002	1.76
500806	6889420	309857	575	1.3	0.09	0.036	1.69
500819	6888717	309359	592	2.64	0.47	0.048	1.54
500855	6889630	310681	596	1.19	0.87	0.025	1.54
500852	6889527	310785	561	1.86	0.24	0.193	1.21
500829	6889352	311252	539	3.43	0.65	0.073	1.20
500856	6889748	310735	570	2.31	0.22	0.024	1.15
500835	6889244	311891	496	3.24	1.54	0.001	0.94
500838	6889227	311054	548	1.26	1.89	0.019	0.88
500892	6889011	312361	435	0.8	0.01	0.033	0.86
500826	6888696	310059	627	1.75	1.79	0.003	0.84
500801	6889269	309795	596	1.96	0.09	0.121	0.82
500823	6888344	309815	637	2.74	0.22	0.006	0.75
500853	6889444	310665	578	2.95	0.43	0.026	0.66
500802	6889233	309758	580	1.67	0.04	0.062	0.55
500825	6888485	309930	617	1.02	2.20	0.030	0.50

(1)Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

(2)Table 18 represents a selection of highlights including 41 samples out of 102 samples taken

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

A description of the samples is provided in Table 17 and assay results in Table 18. Assays from grab rock samples collected on the Carrizal Property confirmed the presence of copper (oxide and sulfide phases), gold, silver, and cobalt. In the opinion of the Qualified Person, this verification data was adequate for the purpose of the Technical Report to provide an independent review of the Company’s Carrizal Property and verify the validity of the historical database.

Table 19 - Description of verification samples collected on the Farellón claims of the Carrizal Property

Sample No.	Location	Type	Alteration/Silicates	Zone	Mineralization
FN-01	Farellón North	Grab - level 7 stockpile on surface	Chlorite; quartz>calcite	Hypogene	chalcopyrite, pyrite
FN-02	Farellón North	Grab - level 7 stockpile on surface	Chlorite; quartz>calcite	Hypogene	chalcopyrite, pyrite
FN-03	Farellón North	Grab - level 7 stockpile on surface	Chlorite; quartz>calcite	Hypogene	chalcopyrite, pyrite
FN-04	Farellón North	Grab - level 7 stockpile on surface	Chlorite; quartz>calcite	Enriched Supergene	chalcopyrite, pyrite, bornite
FS-01	Farellón South	Grab - adit stockpile - roughly 3 years on surface	Oxidized, hematized, limonite	Supergene	cuprite; azurite, malachite
FS-02	Farellón South	Grab - underground, east wall of south drift		Enriched Supergene	chalcocite, chrysocolla

Table 20 - Assay results for verification samples collected on the Farellón claims of the Carrizal Property

Sample No.	Au	Ag	Cu (total)	Cu (oxide)	Cu (sulfide)	Co	Co
Method	FA-AAS	4ACID-AAS	4ACID-AAS	LIX-AAS	Calc.	FUS-AAS	Calc.
units	ppm	ppm	%	%	%	ppm	%
(Detection Limit)	(-0.01)	(-0.1)	(-0.001)	(-0.001)	(-0.001)	(-1)	(-0.0001)
FN-01	0.46	12.1	2.735	0.119	2.616	17366	1.7366
FN-02	0.25	10.1	5.573	0.076	5.497	578	0.0578
FN-03	0.16	12.3	6.631	0.12	6.511	171	0.0171
FN-04	1.56	28.5	7.145	0.213	6.932	2086	0.2086
FS-01	3.49	5.3	10.62	10.786	0	467	0.0467
FS-02	0.48	2.3	3.538	3.221	0.317	2285	0.2285

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

Mineral Resource Estimates

No mineral resource estimates have been done for the Carrizal Property. As discussed in the “CARRIZAL PROPERTY - FARELLÓN AND PERTH PROJECTS - Exploration History” section of this Annual Report on Form 20-F, some documentation exists for historical resource estimates on the Farellón Project prior to February 1, 2001. However, the historical estimates do not conform to the presently accepted CIM standards and definitions for resource estimates, as required by NI 43-101 regulations. As such, the Company is not relying on the historical resource estimates as justification for a program of compilation work and further exploration.

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

Table 21 - Additional significant reconnaissance sampling results from the Mateo mapping program are listed below:

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

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended January 31, 2023, 2022, and 2021 included in this Annual Report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

Year Ended January 31, 2023 Compared to Year Ended January 31, 2022

During the year ended January 31, 2023, the Company reported a net loss of $1,769,501 as compared to net loss of $1,622,000 the Company incurred during the year ended January 31, 2022. The Company’s total operating expenses during the year ended January 31, 2023, were $1,582,113, an increase of $61,995 as compared to $1,520,118 the Company reported for the year ended January 31, 2022. The largest factor that contributed to the increase in operating expenses was attributed to $754,906 in mineral and exploration expenses.  The higher mineral exploration expenses during the year ended January 31, 2023, were associated with the drilling and mapping programs on the Farellón Alto 1-8 concession as well as payment of annual mineral property taxes for 2022/23 year; during the year ended January 31, 2022, the Company spent $307,669 on exploration expenses, which were associated with an initial preparation and commencement of the Farellón Alto 1 - 8 concession for planned drill program and with the payment of annual property taxes for 2021/22 and 2020/21 years. The Company’s general and administrative expenses increased by $110,390 to $340,975 during the year ended January 31, 2023, as compared to $230,583 for the year ended January 31, 2022. The largest  component of general and administrative expenses was associated with $292,404 the Company spent on advertising and promotion fees (2022 - $177,357). In addition to the above noted expenses, the Company incurred $62,441 in salaries, wages and benefits, representing an increase of $15,022, as compared to $47,419 for the year ended January 31, 2022, and recognized a $55,885 impairment charge (2022 - $Nil) on its Perth Projet included in Carrizal Property, since the Company has no immediate plans to explore or develop the project.

The above increases in operating expenses, were in part offset by a $327,070 decrease in the share-based compensation, which the Company did not have during the year ended January 31, 2023, as opposed to the year ended January 31, 2022, when the Company recognized $327,070 in share-based compensation associated with options to acquire up to 1,750,000 shares the Company granted to its directors, officers, and consultants from its rolling stock option plan that was adopted on July 13, 2021; a decrease of $210,531 in professional fees, to $103,148 as compared to $313,679 the Company incurred during the year ended January 31, 2022; and by a $26,488 decrease in consulting fees the Company paid to its management, the companies controlled by them, and to external consultants, for a total of $187,520, as comapred to $214,008, the Company incurred for the year ended January 31, 2022. In addition, the Company’s office rent decreased by $9,034, to $Nil, as the Company was not required to pay any rent during the year ended January 31, 2023.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2023, was affected by $162,724 in interest the Company accrued on the notes payable issued to its related parties (2022 - $118,144), which was further increased by $24,664 loss on foreign exchange fluctuations (2022- $2,404 gain).

During the year ended January 31, 2022, the Company recognized $13,858 gain on forgiveness of debt. The Company did not have similar transactions during the year ended January 31, 2023.

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

B. Liquidity and Capital Resources

As of January 31, 2023, we had a cash balance of $20,776, working capital deficit of $2,681,506 and cash used in operations totaled $1,285,255 for the year then ended.

Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. We did not generate cash flows from our operating activities to satisfy the cash requirements for the year ended January 31, 2023. The amount of cash that the Company has generated from its operations to date is significantly less than its current and long-term debt obligations, including the debt under long-term notes and advances payable to related parties. To service our debt and finance our operations, we have relied mainly on attracting cash through debt or equity financing. The continued volatility in the financial equity markets may make it difficult to continue to raise funds by equity private placements. There is no assurance that we will be successful with our financing ventures.

During the year ended January 31, 2023, the Company supported its operations mainly through cash generated from equity and debt financing. On May 16, 2022, we closed a non-brokered private placement (the “2022 Offering”) by issuing 3,308,666 units (the “2022 Units”) at a price of $0.15 per 2022 Unit for gross proceeds of $496,300, of which $35,000 was associated with Units we issued on conversion of debt. During the year ended January 31, 2023, the

Company’s CEO advanced the Company a total of $459,580 in exchange for  notes payable, which accumulate 8% interest compounded monthly and are due on demand.

Table 22 details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2023.

Table 22 - Contractual maturities of financial liabilities as at January 31, 2023

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$183,386	$-	$-
Amounts due to related parties	443,071	-	-
Loans payable(1)	2,202,540	-	-
Withholding taxes payable	-	-	158,814
	$2,828,997	$-	$158,814

(1)Payments denominated in foreign currencies have been translated using the January 31, 2023, exchange rate.

Table 23 presents the long-term contractual obligations and commitments notwithstanding financial liabilities included in Table 22:

Table 23 - Contractual Obligations

	Total USD	Within 1 year USD	1-5 years USD	5+ years USD
Farellón royalty	$600,000	$-	$-	$600,000
Quina royalty (see discussion below)	-	-	-	-
Exeter royalty (see discussion below)	-	-	-	-
Che royalty	100,000	-	-	100,000
Mineral property taxes	35,000	35,000	35,000	35,000
	$735,000	$35,000	$35,000	$735,000

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of US$600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of US$1,000 per month, when mining operations are active.

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

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of US$100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its mineral concessions in good standing the Company is required to pay mineral property taxes of approximately US$35,000 per annum.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Caitlin Leigh Jeffs Director, Chief Executive Officer, President, and Secretary Age: 47

Ms. Jeffs has been a director of our company since October 2, 2007, and our Chief Executive Officer, President, and Secretary since April 21, 2008. As Chief Executive Officer, Ms. Jeffs is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Ms. Jeffs is responsible for the corporate governance of our Company.

Joao (John) da Costa Director, Chief Financial Officer, and Treasurer Age: 58

Mr. da Costa has served as our Chief Financial Officer since May 13, 2008, and as our director since May 18, 2012. As our Chief Financial Officer, Mr. da Costa is responsible for the financial and corporate management and supervision of the affairs and the business of our company. As director, Mr. da Costa is responsible for the corporate governance of our Company.

Michael John Thompson Director and Vice President of Exploration Age: 53

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

Jeffrey Cocks Director Age: 60	Mr. Cocks was appointed as a director of our Company on February 28, 2019. As a director of the company, Mr. Cocks is responsible for the corporate governance of our company.

Cody McFarlane Director Age: 35	Mr. McFarlane was appointed as a director of our Company on February 28, 2019. As a director of the Company and Mr. McFarlane is responsible for the corporate governance of the company.

Rodney Stevens VP Corporate Finance Officer Age: 49

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

Ms. Jeffs devotes 60% of her time to the affairs of the Company. She is an independent contractor and did not sign a non-disclosure agreement with the Company.

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

Jeffrey Cocks

Mr. Cocks has over 25 years of experience in consulting, sales, marketing, product development and branding, as well as corporate compliance including overseeing his company’s accounting, compliance and finance departments and as a director of several public companies in both the United States and Canada. From August 1996 to the present, Mr. Cocks has served as the Chairman and Chief Executive Officer of West Isle Ventures, Ltd., a Canadian company that provides consulting services to start-ups and other companies. Mr. Cocks serves on the board of directors and audit committee of Carson River Ventures Corp. which is traded on the Canadian Securities Exchange. Mr. Cocks is the Chairman, CFO and director of Nevada Canyon Gold Corp., an SEC reporting issuer. Mr. Cocks has over 25 years of experience in consulting, sales, marketing, product development and branding as well as corporate compliance in the executive offices including overseeing his company’s accounting, compliance and finance departments and as a director of several public companies in both the United States and Canada. Mr. Cocks holds a certificate from Simon Frasier University in its securities program.

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

Rodney Stevens

Mr. Stevens is a Chartered Financial Analyst charterholder with over a decade of experience in the capital markets, first as an investment analyst with Salman Partners Inc. and subsequently as a merchant and investment banker and portfolio manager. Over his career, he has been instrumental in assisting in financings and M&A activities worth over $1 billion in transaction value.

Mr. Stevens devotes 10% of his time to the affairs of the Company. He is an independent contract and did not sign a non-disclosure agreement.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended January 31, 2023:

Table 24

SUMMARY COMPENSATION TABLE
					Non-equity incentive compensation plan compensation($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other Compensation($)		Total Compensation($)
Caitlin Jeffs CEO, President, Secretary and Director	2023	Nil	Nil	Nil	Nil	Nil	Nil	273,972	(1)	273,972
Joao (John) da Costa CFO, Treasurer and Director	2023	Nil	Nil	Nil	Nil	Nil	Nil	61,221	(2)	61,221
Michael Thompson Vice President of Exploration and Director	2023	Nil	Nil	Nil	Nil	Nil	Nil	174,151	(3)	174,151
Jeffrey Cocks Director	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
Cody McFarlane Director	2023	Nil	Nil	Nil	Nil	Nil	Nil	22,316	(4)	22,316
Rodney Stevens VP Corporate Finance Officer	2023	Nil	Nil	Nil	Nil	Nil	Nil	7,120	(5)	7,120

(1)For the fiscal year ended January 31, 2023, other compensation to Ms. Jeffs includes $99,820 in interest accrued on amounts due to Ms. Jeffs under the notes payable, $14,167 in interest accrued on amounts due to Fladgate Exploration Consulting Corporation (“Fladgate”) under the notes payable, $98,634 in exploration fees and $1,350 in investor relation fees due to Fladgate; in addition, $60,000 in consulting fees was incurred to Fairtide Corporation.

(2)For the fiscal year ended January 31, 2023, other compensation to Mr. da Costa included $60,000 in consulting fees incurred to Da Costa Management Corp., a company wholly-owned by Mr. da Costa, and $1,221 was associated with interest accrued on a note payable due to Mr. da Costa due on or after January 31, 2023.

(3)For the fiscal year ended January 31, 2023, other compensation to Mr. Thompson included the following: $14,167 in interest accrued on amounts due to Fladgate under the notes payable, $98,634 in exploration fees and $1,350 in investor relation fees due to Fladgate; in addition, $60,000 in consulting fees was incurred to Fairtide Corporation.

(4)For the fiscal year ended January 31, 2023, other compensation to Mr. McFarlane included $22,316 in legal fees due to Ax Legal SpA, a company 50% controlled by Mr. McFarlane.

(5)For the fiscal year ended January 31, 2023, other compensation to Mr. Stevens included $7,120 in consulting fees incurred to Stevens & Company Corporate Advisory Services Ltd., a company wholly-owned by Mr. Stevens.

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

D. Employees

As of January 31, 2023, we had two employees in Chile and engage part time assistants during our exploration programs and for administrative support. Caitlin Jeffs, Michael Thompson, and Joao (John) da Costa, who are directors and officers, Rodney Stevens, our VP of Corporate Finance, and Jeffrey Cocks, and Cody McFarlane, directors of the Company, provide their services as independent consultants. We do not have any relationship with any labor unions.

E. Share Ownership

We had 54,866,625 Common Shares issued and outstanding as of May 31, 2023. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of May 31, 2023:

Name	Number of Common Shares Beneficially Owned as of May 31, 2023(1)		Percentage(2)
Caitlin Jeffs	6,175,324	(3)	11.17%
John da Costa	1,143,691	(4)	2.07%
Michael Thompson	777,859	(5)	1.41%
Jeff Cocks	110,000	(6)	0.20%
Cody McFarlane	100,000	(7)	0.18%
Rodney Stevens	600,000	(8)	1.09%

(1)In accordance with the CSE Policies and NP 46-201 all securities held by the Company’s Principals are subject to escrow restrictions. The details of the Escrow conditions are included as part of Exhibit 4.1, Escrow Agreement dated November 9, 2021

(2)Based on 54,866,625 Common Shares issued and outstanding as at May 31, 2023, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of May 31, 2023.

(3)Includes stock options to purchase up to 440,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026,

(4)Includes stock options to purchase up to 400,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026, in addition, the number of shares beneficially owned by Mr. da Costa includes 296,667 Common Shares which were issued in the name of Da Costa Management Corp, a company wholly-owned by Mr. da Costa.

(5)Includes stock options to purchase up to 150,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026, and warrants to acquire up to 233,334 of our Common Shares at an exercise price of $0.20 per share expiring on May 17, 2024, as amended

(6)Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026.

(7)Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026.

(8)Includes stock options to purchase up to 200,000 of our Common Shares at an exercise price of $0.25 per share expiring on November 24, 2026, and warrants to acquire up to 200,000 of our Common Shares at an exercise price of $0.20 per share expiring on May 17, 2024, as amended

Stock Option Plan

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

1.no one person may be granted Options to purchase a number of Common Shares equaling more than 5% of the issued Common Shares of the Company in any 12-month period; and

2.Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares in any 12-month period to any one consultant of the Company (or any of its subsidiaries) without the prior consent of the Exchange.

In the event that the Stock Option Plan is approved by a majority of the votes cast at a meeting of the shareholders of the Company, pursuant to section 2.25 of National Instrument 45-106 - Prospectus and Registration Exemptions, the Board may grant options to Optionees exceeding the limits set out in section 3.6 of the Stock Option Plan subject to compliance with applicable securities laws and exchange policies. The Stock Option Plan provides that the exercise price of Options is fixed by the Board at the time that the Option is granted, provided that such price is not less than the prevailing price permitted by Exchange policies. Also, the Board may, in its sole discretion, determine the time during which Options will vest and the method of vesting, or impose no vesting restrictions.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of May 31, 2023, the persons known to us to be the beneficial owners of more than five percent (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned		Percentage of Outstanding Common Shares(1)
Caitlin Jeffs	6,175,324	(2)	11.17%
Richard Jeffs	7,425,908		13.53%

(1)Based on 54,866,625 Common Shares issued and outstanding as at May 31, 2023.

(2)Does not include stock options to purchase up to 440,000 of our Common Shares.

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

The Company completed the following transactions with directors, officers and companies that are controlled by directors of the Company during the year ended January 31, 2023, and up to the date of the filing of this Annual Report on Form 20-F:

	Period ended May 31, 2023	Year ended January 31, 2023
Consulting fees to a company owned by an officer and director	$20,000	$60,000
Consulting fees to a company controlled by officers and directors	20,000	60,000
Consulting fees paid or accrued to a company controlled by VP of Finance	-	7,120
Mineral exploration expenses paid to a company controlled by officers and directors	-	99,984
Legal fees paid to a company controlled by a director	5,080	22,316
Total transactions with related parties	$45,080	$249,420

The following amounts were due under the notes payable the Company issued to related parties:

	Period ended May 31, 2023	Year ended January 31, 2023
Note payable to CEO	$1,442,938	$1,376,629
Note payable to CFO	17,026	16,253
Note payable to a company controlled by directors	189,805	184,897
Note payable to a company controlled by directors	6,021	-
Note payable to a major shareholder	646,510	624,761
Total notes payable to related parties(a)	$2,302,300	$2,202,540

(a)The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are payable on demand.

During the year ended January 31, 2023, the Company accrued $162,724 in interest expense on the notes payable to related parties. During the period ended May 31, 2023, the Company accumulated further $53,823 in interest expense.

In addition to the above notes payable, the following amounts were due to related parties:

	Period ended May 31, 2023	Year ended January 31, 2023
Due to a company owned by an officer and director (c)	$107,816	$95,814
Due to a company controlled by officers and directors (c)	147,261	147,261
Due to a company controlled by officers and directors (c)	183,200	156,200
Due to the CEO (c)	61,152	39,123
Due to the CFO (c)	1,362	1,335
Due to a major shareholder (c)	3,405	3,338
Total due to related parties	$504,196	$443,071

(c)Amounts are unsecured, due on demand and bear no interest.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The audited consolidated financial statements for the years ended January 31, 2023, 2022, and 2021 can be found under “Item 18 Financial Statements”.

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

B. Significant Changes

Our company is not aware of any significant change since January 31, 2023, that is not otherwise reported in this filing.

Item 9. The Listing

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

Item 10. Additional Information

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

The directors may from time to time on behalf of the Company:

(a)borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

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

C. Material Contracts

1.The Escrow Agreement between the Company, the Escrow Agent and the Principal Shareholders dated November 9, 2021;

2.the Subscription Receipt Agreement dated June 15, 2021, between the Company and Computershare Trust Company;

3.the form of Subscription Receipt Subscription Agreement in connection with the Subscription Receipt Offering;

4.the form of Unit Subscription Agreement in connection with the Unit Offering;

5.the Stock Option Plan;

6.the loan agreements between the Company as the borrower, and Caitlin Jeffs as the lender for the following dates and amounts:

July 31, 2020 for US$1,454.50; (ii) August 10, 2020 for CAD$5,000; (iii) September 1, 2020 for CAD$15,000; (iv) February 16, 2022 for CAD$175,000;(v) February 24, 2022 for CAD$50,000; and (vi) March 22, 2022 for US$165,000, (vii) January 18, 2023 for US$20,000; (viii) March 30, 2023 for US$16,000, and (ix) April 6, 2023 for CAD$2,000;

7.the debt forgiveness agreement between the Company as the borrower, and Fladgate Exploration Consulting Corporation dated January 31, 2022, for CAD$16,950;

8.mining Royalty Agreements between each of Richard Jeffs, Caitlin Jeffs and Joao (John) da Costa, and Polymet dated July 29, 2020, for a total aggregate consideration of $5,000; and

9.the loan agreement between the Company as the borrower, and Fairtide Ventures as the lender for CAD$6,000 dated May 15, 2023.

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

E. Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be, and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

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

(i)the non-resident holder, one or more persons with whom the non-resident holder did not deal with at arm’s length, or the non-resident holder together with one or more persons with whom the non-resident holder did not deal with at arm’s length, owned or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock; and

(ii)more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)), or an option, interest or right in such property, whether or not the property exists.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents concerning our Company may be viewed at the Company’s registered and records office at Suite 700 - 595 Burrard Street, Vancouver, British Columbia, V7X 1S8, during normal business hours. This Annual Report and the Company’s Form 6-K filings can be viewed on the EDGAR website at www.sec.gov. Additional information relating to the Company can be found on the website www.sedar.com.

I. Subsidiary Information

As at the date of this Annual Report on Form 20-F, the Company has one wholly-owned active subsidiary, Minera Polymet SpA. See Item 4(C).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

As a Canadian corporation, the Company’s cash balances are kept in US and Canadian funds. Therefore, the Company may be exposed to some exchange, interest rate and other risks as listed below. The Company considers the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce its market risks.

(a)Currency Risk - Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

(b)Interest rate risk - Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

(c)Credit risk - Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

(d)Liquidity risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder.

Subsequent to January 31, 2023, the Company received additional $23,653 loan proceeds from the Company’s CEO and Director, and $6,000 from an entity controlled by the Company’s CEO. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2023:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$183,386	$-	$-
Amounts due to related parties	443,071	-	-
Loans payable	2,202,540	-	-
Withholding taxes payable	-	-	158,814
	$2,828,997	$-	$158,814

(e)Equity Price Risk - Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of January 31, 2023. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of January 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework

Based on our assessment, our Chief Executive Officer and our Chief Financial Officer determined that, as of January 31, 2023, our internal control over financial reporting was not effective due to limited segregation of duties.

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

Item 16. [Reserved]

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

2023 - $35,000 - Dale Matheson Carr-Hilton Labonte LLP

2022 - $28,342 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $36,921 - Dale Matheson Carr-Hilton Labonte LLP

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2023 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2022 - $2,500 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $3,701 - Dale Matheson Carr-Hilton Labonte LLP

(1)The fees for issuance of consent letters to the Securities Commission with respect to the filing of the Company’s Non-Offering Prospectus and Form S-4.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2023 - $7,000 - Dale Matheson Carr-Hilton Labonte LLP

2022 - $6,000 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $2,493 - Dale Matheson Carr-Hilton Labonte LLP

All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2) and (3) was:

2023 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2022 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2021 - $0 - Dale Matheson Carr-Hilton Labonte LLP

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance

Not applicable.

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable. See “Item 18. Financial Statements” below.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Red Metal Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Red Metal Resources Ltd. (the “Company”) as of January 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flows, for each of the three years in the period ended January 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended January 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2010

Vancouver, Canada (PCAOB ID 1173)

May 31, 2023

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

		January 31,	January 31,
	Note	2023	2022
ASSETS
Current
Cash		$20,776	$474,317
Prepaids and other receivables	8	126,715	152,947
Total current assets		147,491	627,264

Equipment	7	60,953	22,637
Exploration and evaluation assets	6	803,251	821,773
Total assets		$1,011,695	$1,471,674

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$106,517	$87,938
Accrued liabilities		76,869	102,208
Due to related parties	12	443,071	57,254
Notes payable	12	2,202,540	-
Total current liabilities		2,828,997	247,400

Long-term notes payable to related parties	12	-	1,555,503
Long-term amounts due to related parties	12	-	159,513
Withholding taxes payable	9	158,814	151,907
Total liabilities		2,987,811	2,114,323

Shareholders’ deficit
Share capital	10	8,176,210	7,755,830
Share-based payment reserve	10	4,078,941	4,034,929
Deficit		(13,914,265)	(12,144,764)
Accumulated other comprehensive loss		(317,002)	(288,644)
Total shareholders’ deficit		(1,976,116)	(642,649)
Total liabilities and shareholders’ deficit		$1,011,695	$1,471,674

Nature and continuance of operations (Note 1)

Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs	/s/ Joao (John) da Costa
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended January 31,
	Note	2023	2022	2021

Operating expenses:
Amortization	7	$18,918	$8,626	$5,016
Consulting fees	10, 12	187,520	214,008	71,673
General and administrative		340,975	230,582	42,124
Impairment of mineral properties	6	55,885	-	-
Mineral exploration costs	6	754,906	307,669	7,272
Professional fees		103,148	313,679	161,942
Regulatory		58,320	62,031	25,905
Rent	12	-	9,034	6,133
Salaries, wages and benefits		62,441	47,419	37,505
Share-based compensation	10	-	327,070	-
		(1,582,113)	(1,520,118)	(357,570)
Other items
Foreign exchange gain (loss)		(24,664)	2,404	(2,811)
Forgiveness of debt	11	-	13,858	255,493
Interest on notes payable	12	(162,724)	(118,144)	(105,766)
Net loss		(1,769,501)	(1,622,000)	(210,654)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Foreign currency translation		(28,358)	(62,433)	36,341
Comprehensive loss		$(1,797,859)	$(1,684,433)	$(174,313)

Net loss per share - basic and diluted		$(0.03)	$(0.04)	$(0.01)
Weighted average number of shares outstanding - basic and diluted:		53,914,817	45,192,171	41,218,008

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Expressed in Canadian Dollars)

		Share Capital
	Note	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive loss	Total deficit

Balance, January 31, 2020		41,218,008	$6,409,558	$3,521,907	$(10,312,110)	$(262,552)	$(643,197)

Net loss		-	-	-	(210,654)	-	(210,654)
Foreign exchange translation		-	-	-	-	36,341	36,341
Balance, January 31, 2021		41,218,008	6,409,558	3,521,907	(10,522,764)	(226,211)	(817,510)

Shares issued for private placement		3,849,668	577,450	-	-	-	577,450
Share issuance costs		-	(80,512)	58,273	-	-	(22,239)
Shares issued for subscription receipts		6,460,872	969,131	-	-	-	969,131
Share issuance costs		-	(131,914)	92,653	-	-	(39,261)
Shares issued for services		29,411	12,117	-	-	-	12,117
Share-based compensation		-	-	335,194	-	-	335,194
Forgiveness of debt with related party		-	-	16,925	-	-	16,925
Cash received from short sell fees		-	-	9,977	-	-	9,977
Net loss		-	-	-	(1,622,000)	-	(1,622,000)
Foreign exchange translation		-	-	-	-	(62,433)	(62,433)

Balance, January 31, 2022		51,557,959	7,755,830	4,034,929	(12,144,764)	(288,644)	(642,649)

Shares issued for private placement	10	3,308,666	479,757	16,543	-	-	496,300
Share issuance costs	10	-	(59,377)	25,076	-	-	(34,301)
Share-based compensation	10	-	-	2,393	-	-	2,393
Net loss		-	-	-	(1,769,501)	-	(1,769,501)
Foreign exchange translation		-	-	-	-	(28,358)	(28,358)

Balance, January 31, 2023		54,866,625	$8,176,210	$4,078,941	$(13,914,265)	$(317,002)	$(1,976,116)

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year ended January 31,
	2023	2022	2021

Cash flows used in operating activities
Net loss	$(1,769,501)	$(1,622,000)	$(210,654)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	162,724	118,144	105,766
Amortization	18,918	8,626	5,016
Cash paid for interest	-	-	(5,252)
Foreign exchange	(39,124)	-	-
Forgiveness of debt	-	(13,858)	(255,493)
Impairment of mineral properties	55,885	-	-
Share-based compensation for consulting services	2,393	20,241	-
Share-based compensation	-	327,070	-
Changes in operating assets and liabilities
Prepaids and other receivables	25,221	(134,691)	5,863
Accounts payable	54,868	(13,735)	62,365
Accrued liabilities	(23,488)	60,738	8,451
Due to related parties	226,849	144,550	80,639
Net cash used in operating activities	(1,285,255)	(1,104,915)	(203,299)

Cash flows used in investing activities
Acquisition of equipment	(55,572)	-	(36,562)
Net cash used in investing activities	(55,572)	-	(36,562)

Cash flows provided by financing activities
Issuance of notes payable to related parties	459,580	39,497	352,862
Cash received on subscription to shares, net	426,999	555,211	-
Cash received on subscription to subscription receipts	-	929,870	-
Repayment of former related party loans	-	(18,981)	(28,128)
Cash received from short sell fees	-	9,977	-
Net cash provided by financing activities	886,579	1,515,574	324,734

Effects of foreign currency exchange on cash	707	3,172	(37,441)

Increase/(decrease) in cash	(453,541)	413,831	47,432
Cash, beginning	474,317	60,486	13,054
Cash, ending	$20,776	$474,317	$60,486

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

1.NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”) organized under the laws of the Republic of Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 700 - 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet’s head office is located in Vallenar, III Region of Atacama, Chile.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at January 31, 2023, the Company has not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at January 31, 2023, the Company had $20,776 cash and working capital deficit of $2,681,506. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

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

2.STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

a)Statement of Compliance

These consolidated financial statements were authorized for issue on May 31, 2023, by the directors of the Company.

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)Basis of Presentation and Consolidation

The consolidated financial statements of the Company as at and for the years ended January 31, 2023, 2022, and 2021 comprise of the Company and its wholly-owned subsidiary, Minera Polymet SpA, (together referred to as “Red Metal”, the “Company”). Polymet is consolidated from the date of its incorporation, as Red Metal is the sole shareholder and therefore has the control and power to govern the financial and operating policies of Polymet as to obtain benefits from its activities. The Company will continue to consolidate until the date Red Metal no longer has control over Polymet.  The financial statements of Polymet

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between Red Metal and Polymet are eliminated on consolidation.

The consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except certain financial instruments, which are recorded at fair value. All amounts are expressed in Canadian dollars.

The preparation of financial statements in compliance with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the year. Actual results could differ from these estimates. The areas involving significant assumptions and estimates are disclosed in Note 4.

c)Foreign Currency Translation

Functional & presentation currencies

The functional currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiary, Polymet, is the Chilean peso, which is determined to be the currency of the primary economic environment in which Polymet operates.

During the year ended January 31, 2022, the Company changed its presentation currency from the US dollar (“USD”) to the Canadian dollar (“CAD”).

3.SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash comprises deposits in banks that are readily convertible into a known amount of cash, or with an initial maturity of less than 90 days.

Foreign currency translation and transactions

Translation of foreign currency transactions

Transactions in foreign currencies are translated using the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange differences arising from the transactions are recorded in profit or loss for the period, except for exchange differences relating to borrowings hedging net investments denominated in the consolidated subsidiaries’ currency. These differences are recognized in other comprehensive income as currency translation differences until the disposal of the net investment. Exchange differences arising from operating transactions are recorded in operating profit for the period; exchange differences related to financing transactions are recognized as finance costs or income, or in other comprehensive income.

Translation of foreign operations

The assets and liabilities of a foreign operation, including goodwill and fair value adjustments arising from the acquisition, are translated in Canadian dollars at year-end exchange rates. Income and expenses, and cash flows of a foreign operation are translated in Canadian dollars using average exchange rates. Differences resulting from translating foreign operations are reported as translation differences in equity. When a foreign operation is disposed of, the translation differences previously recognized in equity are reclassified to profit or loss.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Financial instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

Financial assets

(i) Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(ii) Measurement

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

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(iii) Impairment of financial assets at amortized cost

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

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

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

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists.  Examples of such facts and circumstances are as follows:

•the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•substantive expenditures on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

•sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

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

As at January 31, 2023, 2022 and 2021, the Company had not recognized any provisions for restoration and environmental obligations.

Equipment

Equipment is recorded at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. This includes the purchase price, any other costs directly attributable to bringing the assets to a working condition for intended use and the costs of dismantling and removing the items and restoring the site on which they are located.

Where an item of equipment comprises significant parts with useful lives that are significantly different from that of the asset as a whole, the parts are accounted for as separate items of equipment and depreciated accordingly. An item of equipment is derecognized upon disposal, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from derecognizing an asset determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized through profit or loss.

Equipment is depreciated over its estimated useful life. Interest incurred during construction of facilities is capitalized and depreciated over the life of the asset. Costs for normal repairs and maintenance that do not extend economic life or improve service potential are expensed as incurred. Costs of improvements that extend economic life or improve service potential are capitalized and depreciated over the estimated remaining useful life.

The Company commences recording depreciation when the assets are in a working condition ready for use. The Company’s equipment consists of trucks that are being used in the Company’s exploration programs, which are being depreciated using the diminishing balance method at 30%.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Impairment of assets

The carrying amount of the Company’s assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. The estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects the current market assessments of the time value of money and the risks to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

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

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash are valued based on their fair value at the date the shares are issued.

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

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

the warrants exercised is reallocated to share capital from reserves. The proceeds generated from the payment of the exercise price are also allocated to share capital.

Share-based payment

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to the share-based payment reserve.  The fair values of the instruments are determined using the Black-Scholes Option Pricing Model. The number of the instruments expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the instruments granted shall be based on the number of the instruments that eventually vest.

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

4.SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

•classification/allocation of expenses as exploration and evaluation expenditures;

•classification and measurement of the Company’s financial assets and liabilities;

•determination that the Company is able to continue as a going concern; and

•determination whether there have been any events or changes in circumstances that indicate the impairment of the Company’s exploration and evaluations assets.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Key sources of estimation uncertainty include the following:

•the carrying value and recoverability of exploration and evaluation assets;

•recoverability and measurement of deferred tax assets;

•provisions for restoration and environmental obligations and contingent liabilities; and

•measurement of share-based transactions.

5.FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels at the fair value hierarchy are:

Level 1 - quoted prices in active markets for identical assets and liabilities.

Level 2 - observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs.

Categories of financial instruments

As at:	January 31, 2023	January 31, 2022
Financial assets:
FVTPL
Cash	$20,776	$474,317
Financial liabilities:
Amortized cost
Accounts payable	$106,517	$87,938
Accrued liabilities	$76,869	$102,208
Due to related parties	$443,071	$57,254
Notes payable	$2,202,540	$-

Assets and liabilities measured at fair value on a recurring basis:

As at January 31, 2023	Level 1	Level 2	Level 3	Total
Cash	$20,776	$-	$-	$20,776

	$20,776	$-	$-	$20,776

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

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

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

i.Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

ii.Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

iii.Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder. The Company’s access to financing is uncertain, and there can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2023:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$183,386	$-	$-
Amounts due to related parties	443,071	-	-
Loans payable(1)	2,202,540	-	-
Withholding taxes payable	-	-	158,814
	$2,828,997	$-	$158,814

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

(1)Payments denominated in foreign currencies have been translated using the January 31, 2023 exchange rate.

6.EXPLORATION AND EVALUATION ASSETS

As of January 31, 2023, and 2022, the Company’s interest in exploration and evaluation assets consisted of three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. The Company capitalizes acquisition costs incurred on the Company’s exploration and evaluation properties; the costs associated with exploration and drilling programs as well as property tax payments are expensed as period costs in the period they are incurred. Following tables present, as of January 31, 2023 and 2022 acquisition costs associated with each property:

Exploration and evaluation assets at January 31, 2023

	January 31, 2022	Changes during the year	Effect of foreign currency translation	January 31, 2023
Farellón Project
Farellón	$432,389	$-	$19,659	$452,048
Quina	166,660	-	7,577	174,237
Exeter	169,270	-	7,696	176,966
Sub-total, Farellón Project	768,319	-	34,932	803,251

Perth Project (1)	53,454	(55,885)	2,431	-

Total costs	$821,773	$(55,885)	$37,363	$803,251

(1)As at January 31, 2023, the Company assessed its mineral properties for impairment in accordance with IFRS Accounting Standard 36. Since the Company has no immediate plans to explore or develop its Perth Project included within Carrizal Property, the Company impaired  the Perth Project to $Nil.

Exploration and evaluation assets at January 31, 2022

	January 31, 2021	Effect of foreign currency translation	January 31, 2022
Farellón Project
Farellón	$473,792	$(41,403)	$432,389
Quina	182,618	(15,958)	166,660
Exeter	185,479	(16,209)	169,270
Sub-total, Farellón Project	841,889	(73,570)	768,319

Perth Project	58,573	(5,119)	53,454

Total costs	$900,463	$(78,690)	$821,773

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

During the years ended January 31, 2023, 2022 and 2021 the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the year ended January 31, 2023

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$8,440	$19,596	$1,656	$29,692
Geology	82,931	-	-	82,931
Drilling	409,741	-	-	409,741
Equipment used	11,950	-	-	11,950
Camp costs (including meals and travel)	53,470	-	-	53,470
Assay costs	58,433	-	-	58,433
Value added tax on exploration costs	103,732			103,732
Total exploration costs	$728,697	$19,596	$1,656	$749,949

Exploration costs for the year ended January 31, 2022

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$24,321	$52,151	$10,716	$87,188
Geology	27,509	-	-	27,509
Drilling	150,222	-	-	150,222
Equipment used	5,754	-	-	5,754
Camp costs (including meals and travel)	30,938	-	-	30,938
Total exploration costs	$238,744	$52,151	$10,716	$301,611

Exploration costs for the year ended January 31, 2021

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$684	$-	$-	$684
Camp costs (including meals and travel)	866	-	-	866
Total exploration costs	$1,550	$-	$-	$1,550

In addition to the costs listed in the tables above, during the years ended January 31, 2023, 2022, and 2021 the Company incurred $4,957, $6,058 and $5,722 in regulatory fees associated with claim maintenance, respectively.

7.EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at January 31, 2023 and 2022 are as follows:

Cost	Equipment
Balance at January 31, 2021	$53,715
Effect of foreign currency translation	(4,694)
Balance at January 31, 2022	49,021
Additions	55,572
Effect of foreign currency translation	4,755
Balance at January 31, 2023	$109,348

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Accumulated depreciation
Balance at January 31, 2021	$19,833
Additions	8,626
Effect of foreign currency translation	(2,075)
Balance at January 31, 2022	26,384
Additions	18,918
Effect of foreign currency translation	3,093
Balance at January 31, 2023	$48,395

Net carrying amounts
Balance, January 31, 2022	$22,637
Balance, January 31, 2023	$60,953

8.PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at January 31, 2023 and 2022:

	January 31, 2023	January 31, 2022

Chilean corporate tax prepayment	$-	$652
GST receivable	4,578	11,785
Prepaid deposits for drilling program	-	21,065
Prepaid expenses for general and administrative fees	122,137	119,445
Total prepaids and other receivables	$126,715	$152,947

9.WITHHOLDING TAXES PAYABLE

On July 31, 2020, the Company reclassified $146,237 in Chilean withholding taxes payable from current liabilities to long-term liabilities. As at January 31, 2023 and 2022, the Company had $158,814 and $151,907 in Chilean withholding taxes payable, respectively.

10.SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”).

Common shares issued during the year ended January 31, 2023:

On May 16, 2022, the Company issued 3,308,666 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $496,300 (the “2023 Offering”), of which $35,000 was associated with debt the Company converted to Units. Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.30 per common share, if exercised on or before May 16, 2023, and at a price of $0.60, if exercised between May 16, 2023 and on or before May 16, 2024. The Warrants were assigned $0.005 per warrant share value based on the residual method, as the fair market value of the Shares was below the offering price.

In connection with the 2023 Offering, the Company incurred $3,987 in regulatory fees, paid cash commissions aggregating $30,314, and issued 202,090 finders’ warrants (the “Finders’ Warrants”) valued at $25,076. The Finders’ Warrants are subject to the same terms and conditions as the Warrants purchased by other subscribers in the 2023 Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the Finders’ Warrants. The following assumptions were used:

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Expected life of the Finders’ Warrants	2 years
Risk-free interest rate	2.64%
Expected dividend yield	Nil
Expected share price volatility	242%
Fair value at the date of transaction	$0.145

Common stock issued during the year ended January 31, 2022:

On May 14, 2021, the Company issued 29,411 shares of its common stock to a consultant for investor relations services. The Shares were issued pursuant to an independent contractors services agreement whereby the Company agreed to a US$5,000 monthly fee payable to a consultant during a three-month period commencing on April 14, 2021. At the discretion of the Company, the cash fee could have been paid in common shares of the Company at a deemed price of US$0.17 (CA$0.206) (per share for a total of 29,411 shares per month). At the time of the share issuance, the fair market value of the shares was US$0.34 (CA$0.41), therefore the Company recognized $12,117 as part of its investor relation fees.

On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “2022 Unit”) for gross proceeds of $577,450 (the “2022 Offering”). Each 2022 Unit consisted of one common share and one common share purchase warrant (the “2022 Warrant”). Each 2022 Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.20 per common share for a period of 24 months from the date of issue. The 2022 Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of $0.30 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the 2022 Warrants must be exercised within a period of 30 days. In case the 2022 Warrant holders do not exercise them within the accelerated 30-day period, the 2022 Warrants will expire automatically. The 2022 Warrants were assigned $Nil value based on the residual method, as the fair market value of the Shares was above the offering price.

In connection with the 2022 Offering, the Company paid cash commissions aggregating $22,239 and issued 149,310 Finders’ Warrants valued at $58,273. The Finders’ Warrants are subject to the same terms and conditions as the 2022 Warrants purchased by other subscribers in the 2022 Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the broker warrants. The following assumptions were used:

Expected Life of the Finders’ Warrants	2 years
Risk-Free Interest Rate	0.16%
Expected Dividend Yield	Nil
Expected Stock Price Volatility	255%
Fair Value at the date of transaction	$0.45

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

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

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

The Broker SR Warrants are subject to the same terms and conditions as the SR Warrants purchased by other subscribers in the SR Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the Broker SR Warrants. The following assumptions were used:

Expected Life of the Broker SR Warrants	2 years
Risk-Free Interest Rate	1.04%
Expected Dividend Yield	Nil
Expected Stock Price Volatility	265%
Fair Value at the date of transaction	$0.43

Warrants

The changes in the number of warrants outstanding during the years ended January 31, 2023 and 2022, are as follows:

	Year ended January 31, 2023		Year ended January 31, 2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	10,688,239	$0.36	-	$	n/a
Warrants issued	3,510,756	$0.45	10,688,239		$0.36
Warrants outstanding, ending	14,198,995	$0.38	10,688,239		$0.36

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Details of warrants outstanding as at January 31, 2023, are as follows:

Number of warrants exercisable	Grant date	Exercise price and expiry date
3,849,668	May 17, 2021	$0.20 expiring on May 17, 2024, as extended on May 2, 2022
149,310 (1)(2)	May 17, 2021	$0.20 expiring on May 17, 2023
6,460,872	November 23, 2021	$0.30 if exercised prior to November 23, 2022 $0.60 if exercised after November 23, 2022 but prior to November 23, 2023
228,389 (1)	November 23, 2021	$0.30 if exercised prior to November 23, 2022 $0.60 is exercised after November 23, 2022 but prior to November 23, 2023
3,308,666	May 16, 2022	$0.30 if exercised prior to May 16, 2023 $0.60 if exercised after May 16, 2023 but prior to May 16, 2024
202,090(1)	May 16, 2022	$0.30 if exercised prior to May 16, 2023 $0.60 if exercised after May 16, 2023 but prior to May 16, 2024
14,198,995

(1)Broker warrants

(2)These warrants had expired unexercised subsequent to January 31, 2023

At January 31, 2023, the weighted average life of the warrants was 1.05 years.

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

The option to acquire up to 50,000 shares issued to a consultant for investor relation services vested over a period of 12 months at a rate of 12,500 options per quarter beginning on February 24, 2022. During the year ended January 31, 2023, the Company recognized $2,393 as share-based compensation associated with these options (2022 - $4,770), which was included as part of consulting fees in the consolidated statement of comprehensive loss. The fair value of these stock options was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

January 31, 2023
Expected life	4 - 5 years
Annualized volatility	195% - 243%
Risk-free interest rate	1.52% - 3.27%
Dividend yield	Nil
Fair Value at vesting	$0.07 - $0.218

At January 31, 2023, an option to acquire up to 30,000 shares expired unexercised in accordance with the Company’s stock option plan, therefore at January 31, 2023, the Company had 1,720,000 share purchase options issued and exercisable. All options were exercisable at $0.25 per share, with the weighted average life of 3.82 years.

Recovery of Short-Swing Profits

During the year ended January 31, 2022, the Company received $9,977 related to the recovery of short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company did not have similar transactions during the year ended January 31, 2023.

11.FORGIVENESS OF DEBT

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

The Company did not have similar transactions during the year ended January 31, 2023.

12.RELATED-PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Transactions with Related Parties

During the years ended January 31, 2023, 2022 and 2021, the Company incurred the following expenses with related parties:

	Year ended January 31,
	2023	2022	2021
Consulting fees to a company owned by an officer and director	$60,000	$59,141	$21,466
Consulting fees to a company controlled by officers and directors	60,000	60,070	30,666
Consulting fees paid or accrued to a company controlled by VP of Finance	7,120	24,036	-
Consulting fees to an officer and director	-	-	9,200
Prepaid consulting fees paid to a company controlled by VP of Finance	-	(7,120)	-
Mineral exploration and general administrative expenses to a company controlled by officers and directors	99,984	42,760	-
Legal fees paid to a company controlled by a director	22,316	37,036	2,794
Rent fees accrued to a company controlled by officers and directors	-	9,034	6,133
Total transactions with related parties	$249,420	$224,957	$70,259

On January 31, 2022, a company controlled by directors agreed to forgive a total of $16,925 the Company owed on account of office rent fees. The forgiveness of debt was recorded as part of share-based reserves. The Company did not have similar transactions during the years ended January 31, 2023 and 2021.

Amounts due to Related Parties

The following amounts were due to related parties as at:

	January 31, 2023	January 31, 2022

Due to a company owned by an officer and director (a)	$95,814	$21
Due to a company controlled by officers and directors (a)	147,261	39,565
Due to a company controlled by officers and directors (a)	156,200	5,650
Due to the Chief Executive Officer (“CEO”) (a), (b)	39,123	5,476
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,335	1,272
Due to a major shareholder (a), (b)	3,338	3,180
Due to a company controlled by a director (a)	-	2,090
Total due to related parties	$443,071	$57,254

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,003 (USD$1,500), CFO agreed to acquire the NSR for $1,335 (USD$1,000), and the major shareholder agreed to acquire the NSR for $3,338 (USD$2,500).

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

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

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As at January 31, 2023 and 2022, the following amounts were included in long-term debt due to related parties:

	January 31, 2023	January 31, 2022

Due to a company owned by an officer and director	$-	$74,763
Due to a company controlled by officers and directors	-	84,750
Total due to related parties	$-	$159,513

The Company did not pay the above amounts on their maturity, and as of January 31, 2023, these amounts were included in current liabilities.

The following amounts were due under the notes payable the Company issued to related parties:

	January 31, 2023	January 31, 2022

Note payable to CEO	$1,376,629	$804,309
Note payable to CFO	16,253	14,298
Note payable to a company controlled by officers and directors	184,897	170,730
Note payable to a major shareholder	624,761	566,166
Total notes payable to related parties	$2,202,540	$1,555,503

The above notes payable to related parties accumulate interest at a rate of 8% per annum and are unsecured. On August 31, 2021, the Company and the note holders agreed to defer the repayment of the notes payable until January 31, 2023, therefore as of January 31, 2022, these amounts due under the 8% notes payable were included in long-term liability. Since the Company did not pay the amounts due under the notes payable on their maturity, as of January 31, 2023, these amounts were included in current liabilities.

During the year ended January 31, 2023, the Company accrued $162,724 (January 31, 2022 - $118,144, January 31, 2021 - $104,422) in interest expense on the notes payable to related parties.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

13.SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments with all current exploration activities being conducted in Chile. All of the Company’s equipment and exploration and evaluation assets are located in Chile as follows:

	January 31, 2023	January 31, 2022
Equipment	$60,953	$22,637
Exploration and evaluation assets	803,251	821,773
	$864,204	$844,410

14.INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows:

	Year ended January 31,
	2023	2022	2021
Net loss before tax	$(1,769,501)	$(1,622,000)	$(210,654)
Statutory income tax rate	27%	27%	21%
Expected income tax recovery at statutory income tax rates	(478,000)	(438,000)	(44,000)
Non-deductible expenditures	646	90,924	-
Difference in foreign tax rates, foreign exchange	-	-	5,112
Other	(78,026)	(136,333)	(57,571)
Adjustment to prior year provisions versus statutory tax returns	91,380	39,409	72,907
Change in valuation allowance	464,000	444,000	23,552
Income tax recovery	$-	$-	$-

The Company’s deferred tax assets and liabilities are comprised of the following:

	Year ended January 31,
	2023	2022	2021
Deferred tax assets (liabilities):
Federal loss carryforwards	$1,432,000	$1,267,000	$1,010,000
Foreign loss carryforwards	1,676,000	1,359,000	1,206,000
Mineral properties	40,000	38,000	38,000
Share issue costs	8,000	9,000	-
	3,156,000	2,673,000	2,254,000
Valuation allowance	(3,156,000)	(2,673,000)	(2,254,000)
Net deferred tax asset	$-	$-	$-

The Company has approximately $1,660,000 in net operating loss carry forwards in Canada that may be offset against future taxable income, which may be used to reduce future taxable income and expire in the year 2043. The Company also has approximately $6,205,675 of Chilean tax losses. The Chilean tax losses can be carried forward indefinitely.

The Company has approximately $3,576,000 in United States net operating loss carry forwards, $2,387,000 of which expire in 2037. The remaining balance of $1,189,000 will never expire but its utilization is limited to 80% of taxable income in any future year.

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

15.SUBSEQUENT EVENTS

Subsequent to January 31, 2023, the Company entered into a number of loan agreements with Ms. Caitlin Jeffs, the Company’s CEO and President, for a total of $23,653, and into an additional loan agreement with Fairtide Ventures, an entity controlled by Ms. Jeffs, for $6,000. These loans accumulate interest at a rate of 8% per annum, are unsecured, and payable on demand.

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Articles of Red Metal Resources Ltd. (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
1.2	Certificate of Continuation dated February 10, 2021 (incorporated by reference to exhibit 3.1 of Form 8-K filed on February 18, 2021)
2(d)	Description of Securities (incorporated by reference to exhibit 2(d) of Form 20-F filed on May 31, 2022)
4.1	Escrow Agreement dated November 9, 2021(incorporated by reference to exhibit 4.1 of Form 20-F filed on May 31, 2022)
4.2	Mining Royalty Agreement with Caitlin Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.1 of Form 8-K filed on August 5, 2020)
4.3	Mining Royalty Agreement with Richard Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.2 of Form 8-K filed on August 5, 2020)
4.4	Mining Royalty Agreement with Joao da Costa dated for reference July 29, 2020 (incorporated by reference to exhibit 10.3 of Form 8-K filed on August 5, 2020)
4.5	Stock Option Plan (incorporated by reference to exhibit 10.1 of Form 8-K filed on July 15, 2021)
4.6	Loan Agreements and Notes Payable among Red Metal Resources Ltd. and Caitlin Jeffs (incorporated by reference to exhibit 4.6 of Form 20-F filed on May 31, 2022)
4.7	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 18, 2023.
4.8	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference March 30, 2023.
4.9	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference April 6, 2023.
4.10	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 15, 2023.
8.1	List of significant subsidiaries of the Company (incorporated by reference to exhibit 21.1 of Form 10-K filed on May 3, 2021)
11.1	Code of Business Ethics (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
11.2	Audit Committee Charter (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
13.1	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Executive Officer)
13.2	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Financial and Accounting Officer)
15.1	Consent of Scott Jobin-Bevans
15.2	Management’s Discussion and Analysis for the year ended January 31, 2022 (incorporated by reference to exhibit 15.2 of Form 20-F filed on May 31, 2022)
15.3	Management’s Discussion and Analysis for the year ended January 31, 2023

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RED METAL RESOURCES LTD.

/s/ Caitlin Jeffs

Caitlin Jeffs

Chief Executive Officer

Date: May 31, 2023