Form 20-F/A
period 2023-01-31
RED METAL RESOURCES, LTD.
filed 2023-06-05
CIK 1358654

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

Caitlin Jeffs, Telephone: 1. 866. 907.5403, Facsimile: 604-684-0517,

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

This Amendment No. 1 to the Annual Report on Form 20-F/A of Red Metal Resources Ltd. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended January 31, 2023 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on May 31, 2023. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which was not included in the Original 20-F, in accordance with Rule 405 of Regulation S-T. Exhibit 101 contains interactive data files in Inline eXtensible Business Reporting Language (iXBRL).

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to May 31, 2023.

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

A reverse circulation drilling program of 33 holes totaling 6,486 m was completed between 1996 and 1997 targeting the shear zone on the Azucar property by the JV between Minera Stamford and Metalsearch. Twenty-two (22) of these holes were located within the Farellón Project area, representing a total of 3918 m. Drill holes were placed at irregular intervals along the mineralized shear zone, and the holes were sampled at regular 1 m intervals along their entire length. Results of this drill campaign confirmed the consistent presence of mineralization in the shear zone, to a vertical depth of >

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

All significant intercepts from the 2011 drilling program were dominated by supergene oxide mineralization from surface to >

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

Table 15 - Summary of holes(1)

Drillhole	Target	Length	Highlights
FAR-22-012	Farellón North	143	9 metre zone with visible copper sulphide mineralization, infill gap in historic drilling
FAR-22-013	Farellón North	170	Extending known mineralization down dip by >
FAR-22-014	Farellón North	158	Step out >
FAR-22-015	Farellón North	266	Down dip from FAR-22-014
FAR-22-016	Farellón North	286	Extend known mineralization to 196 metres vertical depth
FAR-22-017	Farellón South	326	Mineralized breccia zone at 236-243 m
FAR-22-018	Farellón South	293	Multiple zones of disseminated chalcopyrite mineralization and intense IOCG associated alteration
FAR-22-019	Farellón North	188	85-91 m brecciated quartz veining with strong chalcopyrite mineralization
FAR-22-020	New Zone	182	142-147.6 m quartz calcite vein with strong chalcopyrite mineralization and actinolite, iron and sericite alteration

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

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of USD$600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of USD$1,000 per month, when mining operations are active.

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

68

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Red Metal Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Red Metal Resources Ltd. (the “Company”) as of January 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flow, for each of the three years in the period ended January 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended January 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended January 31,
	Note	2023	2022	2021

Operating expenses:
Amortization	7	$18,918	$8,626	$5,016
Consulting fees	12	187,520	214,008	71,673
General and administrative		340,975	230,582	42,124
Impairment of mineral properties	6	55,885	-	-
Mineral exploration costs	6	754,906	307,669	7,272
Professional fees		103,148	313,679	161,942
Regulatory		58,320	62,031	25,905
Rent	12	-	9,034	6,133
Salaries, wages and benefits		62,441	47,419	37,505
Share-based compensation		-	327,070	-
		(1,582,113)	(1,520,118)	(357,570)
Other items
Foreign exchange gain (loss)		(24,664)	2,404	(2,811)
Forgiveness of debt	11	-	13,858	255,493
Interest on notes payable	12	(162,724)	(118,144)	(105,766)
Net loss		(1,769,501)	(1,622,000)	(210,654)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Foreign currency translation		(28,358)	(62,433)	36,341
Comprehensive loss		$(1,797,859)	$(1,684,433)	$(174,313)

Net loss per share - basic and diluted		$(0.03)	$(0.04)	$(0.01)
Weighted average number of shares outstanding - basic and diluted:		53,914,817	45,192,171	41,218,008

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

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year ended January 31,
	2023	2022	2021

Cash flows used in operating activities
Net loss	$(1,769,501)	$(1,622,000)	$(210,654)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	162,724	118,144	105,766
Amortization	18,918	8,626	5,016
Cash paid for interest	-	-	(5,252)
Foreign exchange	(39,124)	-	-
Forgiveness of debt	-	(13,858)	(255,493)
Impairment of mineral properties	55,885	-	-
Share-based compensation for consulting services	2,393	20,241	-
Share-based compensation	-	327,070	-
Changes in operating assets and liabilities
Prepaids and other receivables	25,221	(134,691)	5,863
Accounts payable	54,868	(13,735)	62,365
Accrued liabilities	(23,488)	60,738	8,451
Due to related parties	226,849	144,550	80,639
Net cash used in operating activities	(1,285,255)	(1,104,915)	(203,299)

Cash flows used in investing activities
Acquisition of equipment	(55,572)	-	(36,562)
Net cash used in investing activities	(55,572)	-	(36,562)

Cash flows provided by financing activities
Issuance of notes payable to related parties	459,580	39,497	352,862
Cash received on subscription to shares, net	426,999	555,211	-
Cash received on subscription to subscription receipts	-	929,870	-
Repayment of former related party loans	-	(18,981)	(28,128)
Cash received from short sell fees	-	9,977	-
Net cash provided by financing activities	886,579	1,515,574	324,734

Effects of foreign currency exchange on cash	707	3,172	(37,441)

Increase in cash	(453,541)	413,831	47,432
Cash, beginning	474,317	60,486	13,054
Cash, ending	$20,776	$474,317	$60,486

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

(1)As at January 31, 2023, the Company assessed its mineral properties for impairment in accordance with IFRS Accounting Standard 36. Since the Company has no immediate plans to explore or develop its Perth Project included within Carrizal Property, the Company impaired the Perth Property to $Nil.

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

7.EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at January 31, 2022 and 2021 are as follows:

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

Common shares issued during the year ended January 31, 2023:

On May 16, 2022, the Company issued 3,308,666 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $496,300 (the “2023 Offering”), of which $35,000 was associated with debt the Company converted to shares. Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.30 per common share, if exercised on or before May 16, 2023, and at a price of $0.60, if exercised between May 16, 2023 and on or before May 16, 2024. The Warrants were assigned $0.005 per warrant share value based on the residual method, as the fair market value of the Shares was below the offering price.

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

On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $577,450 (the “2022 Offering”). Each Unit consisted of one common share and one common share purchase warrant (the “2022 Warrant”). Each 2022 Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.20 per common share for a period of 24 months from the date of issue. The 2022 Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of $0.30 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the 2022 Warrants must be exercised within a period of 30 days. In case the 2022 Warrant holders do not exercise them within the accelerated 30-day period, the 2022 Warrants will expire automatically. The 2022 Warrants were assigned $Nil value based on the residual method, as the fair market value of the Shares was above the offering price.

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

RED METAL RESOURCES LTD.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

For the Years Ended January 31, 2023, 2022 and 2021

(Expressed in Canadian Dollars)

Details of warrants outstanding as at January 31, 2023, are as follows:

Number of warrants exercisable	Grant date	Exercise price and expiry date
3,849,668	May 17, 2021	$0.20 expiring on May 17, 2024, as extended on May 2, 2022
149,310 (1)(2)	May 17, 2021	$0.20 expiring on May 17, 2023
6,460,872	November 23, 2021	$0.30 if exercised prior to November 23, 2022 $0.60 if exercised after November 23, 2022 but prior to November 23, 2023
228,389 (1)	November 23, 2021	$0.30 if exercised prior to November 23, 2022 $0.60 is exercised after November 23, 2022 but prior to November 23, 2023
3,308,666	May 16, 2022	$0.30 if exercised prior to May 16, 2023 $0.60 if exercised after May 16, 2023 but prior to May 16, 2024
202,090 (1)	May 16, 2022	$0.30 if exercised prior to May 16, 2023 $0.60 if exercised after May 16, 2023 but prior to May 16, 2024
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

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Articles of Red Metal Resources Ltd. (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
1.2	Certificate of Continuation dated February 10, 2021 (incorporated by reference to exhibit 3.1 of Form 8-K filed on February 18, 2021)
2(d)	Description of Securities (incorporated by reference to exhibit 2(d) of Form 20-F filed on May 31, 2022)
4.1	Escrow Agreement dated November 9, 2021(incorporated by reference to exhibit 4.1 of Form 20-F filed on May 31, 2022)
4.2	Mining Royalty Agreement with Caitlin Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.1 of Form 8-K filed on August 5, 2020)
4.3	Mining Royalty Agreement with Richard Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.2 of Form 8-K filed on August 5, 2020)
4.4	Mining Royalty Agreement with Joao da Costa dated for reference July 29, 2020 (incorporated by reference to exhibit 10.3 of Form 8-K filed on August 5, 2020)
4.5	Stock Option Plan (incorporated by reference to exhibit 10.1 of Form 8-K filed on July 15, 2021)
4.6	Loan Agreements and Notes Payable among Red Metal Resources Ltd. and Caitlin Jeffs (incorporated by reference to exhibit 4.6 of Form 20-F filed on May 31, 2022)
4.7	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 18, 2023 (incorporated by reference to exhibit 4.7 of Form 20-F filed on May 31, 2023)
4.8	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference March 30, 2023 (incorporated by reference to exhibit 4.8 of Form 20-F filed on May 31, 2023)
4.9	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference April 6, 2023 (incorporated by reference to exhibit 4.9 of Form 20-F filed on May 31, 2023)
4.10	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 15, 2023 (incorporated by reference to exhibit 4.10 of Form 20-F filed on May 31, 2023)
8.1	List of significant subsidiaries of the Company (incorporated by reference to exhibit 21.1 of Form 10-K filed on May 3, 2021)
11.1	Code of Business Ethics (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
11.2	Audit Committee Charter (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
13.1	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Executive Officer)
13.2	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Financial and Accounting Officer)
15.1	Consent of Scott Jobin-Bevans
15.2	Management’s Discussion and Analysis for the year ended January 31, 2022 (incorporated by reference to exhibit 15.2 of Form 20-F filed on May 31, 2022)
15.3	Management’s Discussion and Analysis for the year ended January 31, 2023 (incorporated by reference to exhibit 15.3 of Form 20-F filed on May 31, 2023)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RED METAL RESOURCES LTD.

/s/ Caitlin Jeffs

Caitlin Jeffs

Chief Executive Officer

Date: June 5, 2023