Form 20-F
period 2024-01-31
RED METAL RESOURCES, LTD.
filed 2024-05-30
CIK 1358654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2024

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

Gregory Jensen, Telephone: 1.866.907.5403, Facsimile: 604-684-0517,

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

18,288,861 Common Shares without par value issued and outstanding as at January 31, 2024.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act). ☐ YES ☒ NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

General

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavor. A purchase of any of the Common Shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Common Shares should not constitute a significant portion of an individual’s investment portfolio and should be made only by persons who can afford a total loss of their investment. Prospective shareholders should carefully evaluate the following risk factors associated with an investment in Common Shares.

The following risks and uncertainties could materially adversely affect the Company’s business, financial condition and results of operations. Additional risks and uncertainties not presently known to the management of the Company or that are currently deemed immaterial may also impair the Company’s operations and financial condition.

Risks Relating to the Company’s Conversion and Continuation

The Company continues to be treated as a U.S. corporation and taxed on our worldwide income after the conversion and continuation.

The conversion and continuation of the Company from the State of Nevada to the Province of British Columbia, Canada was considered a migration of the Company from the State of Nevada to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

The Company’s management has determined that Section 7874(b) of the Code applies to the migration of the Company from the State of Nevada to the Province of British Columbia, Canada, and therefore it continues to be subject to United States federal income taxation on its worldwide income.

The Company may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of the Company’s assets after the conversion and continuation are in cash or cash equivalents and shares of its wholly-owned subsidiary, Minera Polymet SpA, the Company may in the future be classified as a PFIC. If it is classified as a PFIC, then the holders of shares of the Company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of the Company or on distribution from the Company.

Holders of shares of the Company who are U.S. taxpayers should consult their own tax advisors with respect to the application of the PFIC rules in their particular circumstances.

Negative Operating Cash Flow

During the years ended January 31, 2024, 2023, and 2022 the Company earned no revenue while the net loss from operations totaled $637,809, $1,769,501, and $1,622,000, respectively. If the Company does not find sources of financing as and when needed, it may be required to cease its operations.

Mineral exploration and development are very expensive. During the fiscal year ended January 31, 2024, the Company had no revenue from its operations and its operating expenses totaled $426,533 (2023 - $1,582,113; 2022 - $1,520,118). These expenses were further increased by $189,926 (203 - $162,724; 2022 - $118,144) in interest accrued on the notes payable and $21,350 loss on foreign exchange fluctuation (2023- $24,664; 2022 - $2,404 gain). Since inception, the Company has supported its operations through equity and debt financing and, to a minor extent, through option payments received on the option or joint venture agreements, and royalty payments from third-party vendors, who we allowed to mine our claims. The Company’s ability to continue its operations, including exploring and developing its properties, will depend on the Company’s ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until the Company earns enough revenue to support its operations, which may never happen, it will continue to be dependent on loans and sales of its equity or debt securities to continue its development and exploration activities. If the Company does not find sources of financing as and when need, it may be required to severely curtail, or even to cease, its operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared assuming that it will continue as a going concern. From the Company’s inception on January 10, 2005, the Company has accumulated losses of $14,552,074. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources. The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Debt Owing to Related Parties

As of January 31, 2024, the Company owed $600,223 to related parties that were due in the next 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties $2,561,691 on account of notes payable that were due on demand. The Company does not have the cash resources to pay its debt to related parties; therefore, it may decide to partially pay these individuals by issuing shares of the Company’s common stock. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

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

The Company sometimes holds a significant portion of its cash in US dollars. Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of its cash held in US dollars. If the US dollar declined significantly against the Canadian dollar or the Chilean peso, its US dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and that could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. Should any key directors or officers leave, it might negatively impact the Company’s operations and future growth. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

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

“Penny Stock” Rules May Make Buying or Selling Our Common Stock Difficult, and Severely Limit its Marketability and Liquidity

Because the Company’s securities are considered a penny stock, shareholders will be more limited in their ability to sell their shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than US$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. Because the Company’s securities constitute “penny stocks” within the meaning of the rules, the rules apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the Company’s securities in any market that might develop for them. As long as the trading price of the Common Shares is less than US$5.00 per share, the Common Shares will be subject to Rule 15g-9 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

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

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such shares; and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for Common Shares.

Tax Issues

Income tax consequences in relation to the Common Shares will vary according to the circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers prior to investing in Common Shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all the risks. There may be other risks.

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

Principal Office

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 885 West Georgia Street, Suite 800, Vancouver, BC V6C 3H1. We do not have an agent in the United States. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8.

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

Subsequent Material Events

Director and Management Changes

On May 10, 2024, Jeffrey Cocks and Joao (John) Da Costa resigned from the board of directors of the Company and, in connection therewith, the Company appointed Gregory Jensen and Marian Myers, P. Geo, to fill the casual vacancies created by the resignations of Messrs. Cocks and Da Costa.

In addition, effective as of May 10, 2024, Caitlin Jeffs, P.Geo. stepped down from her management positions as President, CEO and Corporate Secretary of the Company and Gregory Jensen assumed these leadership positions. At the same time Brian Gusko was appointed Vice President of Finance and Marian Myers, P.Geo., as Project Manager.

For more detailed information on the management changes see Item 6. Directors, Senior Management and Employees.

Share Consolidation

On May 23, 2024, the Company consolidated its issued and outstanding common shares (each, a “Share”) on the basis of one new Share (each, a “Post-Consolidated Share”) for every three previously outstanding Shares (the “Consolidation”). Following the Consolidation, the Company’s symbol did not change and continues to be “RMES”. The Company was assigned a new CUSIP number, 75679D202 and the new ISIN number, CA75679D2023.

Consolidation reduced the number of outstanding Shares from 54,866,625 Shares to 18,288,861 Post-Consolidated Shares. No fractional Post-Consolidated Shares were issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a post-consolidated Share were rounded down to the nearest whole number of post-consolidated Shares and no cash consideration was paid in respect of fractional shares. The Company’s transfer agent, Computershare Investor Services Inc., mailed letters of transmittal to the shareholders of record on May 24, 2024.

The exercise price and number of Shares of the Company issuable upon the exercise of outstanding options were proportionally adjusted upon the implementation of the Consolidation in accordance with the terms thereof.

Restructuring of Certain Debt

On May 9, 2024, the Company entered into debt restructuring agreements (the “Debt Agreements”) in the amount of $1,911,451 (the “Debt”) with certain directors (at the time) and other non-arms-length parties (the “Creditors”). Pursuant to the Debt Agreements, the Creditors agreed to forgive a certain portion of the Debt and to restructure the repayment of the balance by the Company. The Debt accrues interest at a rate of 8% per annum and is being repaid over a period of 60 months in installment payments every six months, commencing on the date that is six months from the date of the Debt Agreement.

Private Placement Offering

On May 24, 2024, the Company announced its intention to undertake a non-brokered private placement consisting of the issuance of up to 5,400,000 Shares of the Company at a price of $0.05 per Share for gross proceeds of up to $270,000 (the “Offering”). The Company expects the Offering to close in tranches, with the first tranche expected to close on or about May 31, 2024, subject to a five day compliance period in accordance with the policies of the Canadian Securities Exchange (the “CSE”).

The aggregate gross proceeds from the sale of the Offering are expected to be used to fund working capital.

Finder’s fees may be paid in connection with the Offering in accordance with applicable laws. Any participation by insiders in the Offering and Debt Settlement will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101. None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Debt Settlement

On May 24, 2024, the Company announced its intention to complete a debt settlement with various creditors (the “Debt Settlement”) pursuant to which it shall seek to issue an aggregate of 12,600,000 Shares at a deemed price of $0.05 per Share, to settle an aggregate of $630,000 in outstanding indebtedness.

Closing of the Debt Settlement is expected to occur on or about May 31, 2024, subject to a five-day compliance period in accordance with the policies of the CSE. The Shares to be issued in the Debt Settlement will be subject to a hold period expiring four months and one day from the date of issuance.

Capital Expenditures

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

During the fiscal year ended January 31, 2023, the Company continued sampling for drillholes, however, no visual estimates of grade have been made.

Due to a lack of operating capital, during the fiscal year ended January 31, 2024, the Company conducted no material exploratory operations on any of its mineral properties and the second phase of the drill program on the Farellón Project was postponed.

Diamond Drilling

The first five drillholes were focused at the northern end of the previously drilled Farellón project close to the artisanal mine workings. All five drill holes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite, zones of strong alteration associated with IOCG deposits and breccia zones up to 20m in width. Significant elements noted in initial observations included widespread potassic and argillic alteration and significant amounts of iron oxides transitioning from hematite into magnetite at depth.

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

Mapping Program

The 2022 mapping and prospecting program on Farellón project focused on detailed mapping of veins along strike of, and to the east of, the main Farellón structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellón structure which was mapped and sampled along strike for a full kilometre. A further five veins were mapped and sampled in detail to develop future drill targets throughout the property.

During the year ended January 31, 2024, the Company spent a total of $11,923 (2023 - $728,697; 2022 - $238,744) on the Farellón Project.

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

To date the Company has not determined whether its claims contain mineral reserves that are economically recoverable and has not produced revenues from its principal business.

Principal Market and Revenues

The Company does not currently have any market, as it has not yet identified any mineral resource on any of the Company’s properties that is of a commercially exploitable quantity. If the Company succeeds in identifying a mineral resource in commercially exploitable quantities, its principal markets will consist of metals refineries and base metal traders and dealers. The Company’s first customer likely will be ENAMI, the Chilean national mining company, which refines and smelts copper from the ore that it buys from Chile’s small- and medium-scale miners. ENAMI is located in Vallenar. The Company could also sell its ore to the Dos Amigos heap leach facility located approximately fifty kilometers south of Vallenar in Domeyko.

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

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, prevented from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

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

D. Property, Plant and Equipment

The Company’s executive office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia V6E 4A4, Canada. The Company rents this location from its CFO at no cost. This space accommodates the Company’s finance and administrative departments.

The Company’s secondary office is located at 278 Bay Street, Suite 102, Thunder Bay, ON P7B 1R8. The Company rents this location from Fladgate Exploration Consulting Corporation (“Fladgate”), a company owned by Ms. Caitlin Jeffs, director and former CEO of Red Metal, and Mr. Michael Thompson, director and VP of Exploration for Red Metal, who each hold 33% of Fladgate. The Thunder Bay office is provided to the Company free of charge. This space acts as the Company’s mailing address, and accommodates Ms. Jeffs and Mr. Thompson, as well as provides geological support to the Chilean operations.

The Company’s Chilean office is located in Vallenar, III Region of Atacama, Chile. This office is provided to the Company free of charge by Mr. Jeffs, the Company’s major shareholder and father of the Company’s former CEO, Caitlin Jeffs.

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

Table 2 - Pre-existing NSRs on various concessions, Carrizal Property

Concession Name	Concession Type	Concession Number	NSR (%)	Buy Back US$	NSR2* (%)
Southern claim block (Farellón)
Farellón Alto 1 - 8	Mensura	033030156-2	1.5*	600,000	1.5
Cecil 1 - 49	Mensura	033030329-8			2.5
Azúcar 6 - 25	Mensura	033030342-5			2.5
Kahuna 1 - 40	Mensura	033030360-3			2.5
Stamford 61 - 101	Mensura	033030334-4			2.5
Teresita	Mensura	033030361-1			2.5
Quina 1 - 56	Mensura	033030398-0	1.5*	1,500,000	1.5
Exeter 1 - 54	Mensura	033030336-0	1.5*	750,000	1.5
Northern claim block (Perth)
Perth 1 - 36	Mensura	033030383-2			2.5
Rey Arturo 1 - 30	Mensura	033030638-6			2.5
Lancelot 1 1 - 27	Mensura	033022832-6			2.5
Galahad IA 1 - 44	Mensura	03201D252-K			2.5
Camelot 1 - 53	Mensura	03201D253-8			2.5
Percival 4 1 - 60	Mensura	03201D256-2			2.5
Tristan II A 1 - 55	Mensura	03201D264-3			2.5
Galahad IB 1 - 3	Mensura	03201D55-4			2.5
Tristan II B 1 - 4	Mensura	03201D251-1			2.5
Merlin IB 1 - 10	Mensura	033030691-2			2.5
Merlin A 1 - 48	Mensura	033030692-0			2.5
Lancelot II 1 - 23	Mensura	033030690-4			2.5
Galahad IC	Mensura	03201D254-6			2.5

Pursuant to Mining Royalty Agreements dated July 29, 2020 (“Mining Royalty Agreements”), Polymet offered royalties to each of Richard Jeffs, Caitlin Jeffs and Joao (John) Da Costa (each a “Royalty Holder”) for total aggregate consideration of US$5,000. The Mining Royalty Agreements have not been finalized in accordance with Chilean law in part due to the COVID restrictions preventing the parties from executing the agreement under applicable Chilean Law. Upon finalization, according to Chilean law, any future royalties arising from the sale of mineral and other materials from the mining properties listed in the table below located in Chile (collectively, the “Carrizal Property”) will be payable to each of the Royalty Holders in accordance with the terms of their respective Mining Royalty Agreements. The royalty payments are only payable as soon as Polymet initiates or restarts the operation, exploitation, and consequent sale of mineral and other materials from the Properties.

Table 3 - Net Smelter Returns Royalty to be paid (%)

Property	Richard Jeffs, Major Shareholder(1)	Caitlin Jeffs, CEO and Director(1)	Joao Da Costa, CFO and Director(1)	Cecilia Alday	David Mitchell	Minera Stamford S.A.
Farellón Alto 1 - 8(2)	0.75	0.45	0.30	1.5
Cecil 1 - 49	1.25	0.75	0.50
Azúcar 6 - 25	1.25	0.75	0.50
Kahuna 1 - 40	1.25	0.75	0.50
Stamford 61 - 101	1.25	0.75	0.50
Teresita	1.25	0.75	0.50
Quina 1 - 56 (3)	0.75	0.45	0.30		1.5
Exeter 1 - 54(4)	0.75	0.45	0.30			1.5
Perth 1 - 36	1.25	0.75	0.50
Rey Arturo 1 - 30	1.25	0.75	0.50
Lancelot II 1 - 40	1.25	0.75	0.50
Lancelot 1 1 - 27	1.25	0.75	0.50
Merlin IB 1 - 10	1.25	0.75	0.50
Merlin I A 1 - 48	1.25	0.75	0.50
Tristan II B 1 - 4	1.25	0.75	0.50
Galahad IA 1 - 44	1.25	0.75	0.50
Camelot 1 - 60	1.25	0.75	0.50
Galahad I C 1 - 60	1.25	0.75	0.50
Tristan II A 1 - 60	1.25	0.75	0.50
Galahad I B 1 - 3	1.25	0.75	0.50
Percival 4 1 - 60	1.25	0.75	0.50

Notes:

(1)	Each of the NSR’s to Richard Jeffs, Caitlin Jeffs and Joao Da Costa will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of US$10,000 per Royalty Holder will be paid. Pursuant to Chilean law, this agreement is not fully complete until registered against the land title in Chile.
(2)	Farellón Alto 1 - 8 is subject to a royalty in favor of Cecilia Alday Limitada equal to 1.5% of the net smelter return that Polymet receives from the property to a maximum of US$600,000. The royalty is payable monthly and is subject to a monthly minimum of US$1,000 when mining operations are active.
(3)	Red Metal has the right to buy out the royalty for a one-time payment of US$1,500,000.
(4)	Red Metal has the right to buy out the royalty for a one-time payment of US$750,000.

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

Pedimento

A pedimento is an initial exploration concession with well-defined UTM coordinates delineating the north-south and east-west boundaries. The minimum size of a pedimento is 100 ha and the maximum is 5000 ha, with a maximum length-to-width ratio of 5:1. A pedimento is valid for a maximum period of 2 years. At the end of the 2-year period it can either be reduced in size by at least 50% and renewed for an additional 2 years or entered into the process to establish a permanent concession by converting it into a manifestacion. New pedimentos are allowed to overlap pre-existing pedimentos, however, the pedimento with the earliest filing date always takes precedence providing the concession holder maintains their concession in accordance with the Mining Code of Chile and the applicable regulations.

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

Due to the complicated nature of the land tenure system in Chile, Red Metal has engaged a land tenure specialist who sends a monthly report on the status of all claims in the areas we are working in. This report includes a list of any new concessions in our area and any obligation on our part to notify new concession holders of our existing concessions.

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

The Carrizal Alto Mine area is located within this prolific Coastal Cordilleran range, in the Atacama III Region of northern Chile, between Copiapo and Vallenar. Historical records indicate that copper mining commenced at Carrizal Alto in the 1820s and continued on a significant scale mostly by British companies until 1891, when disastrous flooding occurred, and mines closed. Historical reports indicate that the larger mines were obtaining good grades over significant widths in the bottom workings at the time of closure. Very little information regarding mining has survived, but there is a small amount of historical data located in the SERNAGEOMIN National Archives in Santiago, Chile. Up until 1891, mining at the Carrizal Alto Mine site produced over 3 million tonnes of Cu ore, grading between 5 and 15% copper (National Archives in Santiago, Chile). There was also a large quantity of direct shipping ore at 12% copper. At one time there was a considerable body of tailings present to support these figures, however this material has been reprocessed and depleted due to the high prices of gold and copper over the last few years.

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

In 2011, the Company completed a second drilling program, consisting of nine reverse circulation holes and two combined RC/diamond drill (core) holes. The chips and core recovered consisted of 2050 m of RC drilled, and 183 m of diamond (core), for a total of 2233 m. The program was designed to expand the known mineralized zone down-dip to 200 m vertical depth, extend the known mineralized strike length of the overall deposit to 700 m, and infill large gaps with holes drilled at 75 m spacing. Two of the drill holes finished with diamond drill core, providing information to better define the structural controls on mineralization.

Collar locations and azimuths for the 2011 drilling were surveyed using a handheld GPS. The Company used a magnetic REFLEX EZ-TRAC instrument to complete downhole surveys using a digital remote gyroscope. Downhole surveys were completed on all 11 drill holes from the 2011 program every 50-100 m downhole so most drill holes had at least three readings taken along with the one at the surface. Due to the high magnetic susceptibility of the subsurface, the azimuth reading, and the magnetic readout gave inaccurate readouts. Therefore, only the downhole dip could be recorded with any level of confidence. The significant assays are reported as core lengths as the true width of the mineralized zone was not established.

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

Table 12 - “Positive Ore”

		Grade
	Tons	Cu (%)	Au (g/t)	Ag	CaO (%)	SiO2 (%)	Fe2O3	Al2O3	S
Veta Pique*	5,849	3.1	1.2	3.8	45.3	4.4	7.8	1.6	0.7
Veta Naciente*	6,817	2.7	1.1	4.9	44.1	5.0	11.7	2.7	0.7
Total	12,666	2.9	1.1	4.4	44.7	4.7	9.9	2.2	0.7

Derived from the 1949 and 1963 reports in the Sernageomin files, Chile.

Table 13 - “Waste”

Tons	Cu	Au	Ag	CaO	FeO	MgO	SiO2
500	2.20	1.0	10.0	45.98	5.29	0.60	2.50

Derived from the 1949 and 1963 reports in the Sernageomin files, Chile.

Table 14 - “Extractions”

	Tons	Cu	Au	Ag	CaO	FeO	MgO	SiO2
Veta Pique*	810	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Veta Naciente*	510	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	1,320	2.3	1.0	5.0	45.07	6.54	0.22	3.0

*Note: Veta Pique = Shaft vein and Veta Naciente = Outcrop vein.

Derived from the 1949 and 1963 reports in the Sernageomin files, Chile.

The May 2000 Minera Stamford report mentions a resource estimate, but this is a conceptual resource estimate based on a minimal amount of information. However, Micon has reviewed this conceptual estimate and concluded that it would not meet the criteria necessary for its inclusion in an NI 43-101 report. Therefore, the Company should not rely on it as justification for a program of compilation work and further exploration. Further work is required to locate and evaluate the true extent and nature of the mineralization on the Farellón Project.

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

The Perth project area at the northern end of the Carrizal Property also hosts a significant NS-trending vein swarm. Although these veins pinch and swell, they are generally 2 m wide and have been measured up to 6 m wide. Individual veins can be traced from a few 100 m to greater than 2 km in length. Most of the veins identified thus far on surface lie within the metasedimentary rocks, however several veins have been traced cross-cutting the northern metasediment-granodiorite contact.

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

A variety of alteration assemblages has been noted in the Chilean deposits according to whether or not the deposits are hematite or magnetite dominated:

1.	Magnetite-rich veins contain appreciable actinolite, biotite and quartz, as well as local apatite, clinopyroxene, garnet, hematite and K-feldspar, and possess narrow alteration haloes containing one or more of actinolite, biotite, albite, K-feldspar, epidote, quartz, chlorite, sericite and scapolite.

2.	Hematite-rich veins tend to contain sericite and/or chlorite, with or without K-feldspar or albite, and to possess alteration haloes characterised (Sillitoe, 2003) by these same minerals. Typically, the vein deposits of the coastal Cordillera are chalcopyrite, actinolite and magnetite deposits (Ruiz, 1962).

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

Diamond Drilling

The first five drillholes were focused at the northern end of the previously drilled Farellón project close to the artisanal mine workings. All five drill holes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite, zones of strong alteration associated with IOCG deposits and breccia zones up to 20m in width. Significant elements noted in initial observations included widespread potassic and argillic alteration and significant amounts of iron oxides transitioning from hematite into magnetite at depth.

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

Table 16 - Historic 2012 surface sampling on new zone

Sample ID	Easting	Northing	CuT%	Au g/t	Co%
123984	309701	6889159	4.97	0.43	0.07
123985	309862	6889291	3.73	0.80	0.02
123986	309644	6889070	3.40	0.41	0.03
123987	309424	6888843	1.60	0.23	0.10
123989	309227	6888420	3.86	0.68	0.04
123990	309040	6888003	2.49	0.63	0.02

In June 2022, the Company announced the assay results for four of the nine holes drilled.

Highlights

●	Results for four drillholes were proven to be consistent with historic drilling;
●	FAR-22-020: 5.7m of 1.10% Cu, 0.12% Co and 0.25 g/t Au, a first intercept on a new vein previously only sampled at surface, the Gordal Vein;
●	FAR-22-017: 3.6m of 1.36% Cu, 0.01% Co and 0.42 g/t Au, this intercept confirms continuity of the mineralized structure and extends mineralization approximately 25 metres down dip to a vertical depth of approximately 200 metres on the south Farellón zone; and
●	Mineralization remains open down dip on all areas drilled.

Table 17 - Assay Results

Drillhole	From	To	Length	Cu%	Co%	Au g/t	CuEq%
FAR-22-012	79.55	83.25	3.7	0.62	0.08	0.13	1.14
FAR-22-013	55.25	59.3	4.05	0.98	0.07	0.1	1.42
FAR-22-013	97.1	123	25.9	0.31	0.05	0.08	0.63
FAR-22-017	200.4	204	3.6	1.36	0.01	0.42	1.73
FAR-22-020	139.9	147.7	7.8	0.83	0.09	0.19	1.44
includes	142	147.7	5.7	1.10	0.12	0.25	1.91

Mapping Program

The 2022 mapping and prospecting program on Farellón project focused on detailed mapping of veins along strike of, and to the east of, the main Farellón structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein, which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellón structure which was mapped and sampled along strike for a full kilometre. A further five veins were mapped and sampled in detail to develop future drill targets throughout the property.

Highlights

●	A high sample return of 5.77% Cu, 1.55% Co and 0.11 g/t Au two kilometres along strike to the north of the recent drilling on the Farellón structure; and
●	Three veins mapped in detail, each demonstrating over a kilometre of prospective strike length with mineralized grab samples.

Table 18 - Grab Sample Highlights(1)(2)

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500818	6888943	309490	553	1.54	1.74	0.047	6.26
500902	6891077	310916	632	1.63	0.11	1.545	5.77
500832	6889540	311547	540	1.82	0.22	0.021	5.66
500895	6890377	310310	631	1.58	0.63	0.146	5.18
500887	6889724	311958	495	0.94	0.32	0.063	5.06
500803	6889197	309735	561	2.21	0.04	0.019	4.89
500822	6888323	309800	647	1.96	3.43	0.015	4.59
500830	6889441	311412	524	1.71	0.67	0.027	4.11
500827	6888543	310082	618	1.71	4.91	0.094	3.70
500894	6890373	310305	631	0.45	0.13	0.028	3.41
500844	6888968	310724	496	1.48	0.27	0.024	3.37
500854	6889477	310518	582	1.05	3.28	0.160	3.16
500837	6889267	311117	527	0.67	1.97	0.029	3.03
500814	6889114	309667	587	1.51	0.19	0.057	2.79
500858	6889836	310979	582	2.46	2.06	0.002	2.70
500834	6889309	312021	472	1.52	0.45	0.054	2.64
500824	6888423	309869	621	1.32	0.74	0.136	2.61
500833	6890107	311855	522	1.12	0.21	0.071	2.52
500820	6888717	309359	592	3.64	0.45	0.036	2.50
500831	6889472	311475	533	1.91	0.02	0.015	2.39
500859	6889807	310888	564	1.14	0.17	0.019	2.11
500840	6888767	310417	546	1.07	0.81	0.018	2.06
500850	6888284	310247	572	1.5	1.57	0.029	1.90
500816	6889020	309583	594	3.62	0.38	0.020	1.88
500868	6890705	311339	574	1.43	0.09	0.085	1.77
500886	6889679	312500	457	0.93	0.22	0.002	1.76
500806	6889420	309857	575	1.3	0.09	0.036	1.69
500819	6888717	309359	592	2.64	0.47	0.048	1.54
500855	6889630	310681	596	1.19	0.87	0.025	1.54
500852	6889527	310785	561	1.86	0.24	0.193	1.21
500829	6889352	311252	539	3.43	0.65	0.073	1.20
500856	6889748	310735	570	2.31	0.22	0.024	1.15
500835	6889244	311891	496	3.24	1.54	0.001	0.94
500838	6889227	311054	548	1.26	1.89	0.019	0.88
500892	6889011	312361	435	0.8	0.01	0.033	0.86
500826	6888696	310059	627	1.75	1.79	0.003	0.84
500801	6889269	309795	596	1.96	0.09	0.121	0.82
500823	6888344	309815	637	2.74	0.22	0.006	0.75
500853	6889444	310665	578	2.95	0.43	0.026	0.66
500802	6889233	309758	580	1.67	0.04	0.062	0.55
500825	6888485	309930	617	1.02	2.20	0.030	0.50

(1)	Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.
(2)	Table 18 represents a selection of highlights including 41 samples out of 102 samples taken

Sample Preparation, Analysis, and Security

There have been no exploration or drilling samples collected by Red Metal, and as such, there are no preparation, analysis, or security details to describe.

Data Verification

During the site visit for the purpose of preparing the Technical Report, the Qualified Person verified that the Carrizal Property contains widespread underground workings. The Qualified Person examined all historical data made available, relating to historic sampling and drilling within the Carrizal Property, and took six mineralized rock grab samples from the artisanal mine working and investigated underground, in order to verify the typical grades of Cu, Au, and Co encountered on the Carrizal Property.

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

As exploration progresses on the Farellón Project, further economic and technical evaluation of the resource potential for the project will need to be performed in accordance with present industry practices and standards, as set out in NI 43-101.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and the notes thereto for the years ended January 31, 2024, 2023, and 2022 included in this Annual Report on Form 20-F. Such discussion and analysis is based upon our annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

A. Operating Results

The Company’s results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See “Key Information - Risk Factors”. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended January 31, 2024, Compared to Year Ended January 31, 2023

During the year ended January 31, 2024, the Company reported a net loss of $637,809 as compared to net loss of $1,769,501 the Company incurred during the year ended January 31, 2023. The Company’s total operating expenses during the year ended January 31, 2024, were $426,533, a decrease of $1,155,580 as compared to $1,582,113 the Company reported for the year ended January 31, 2023. The largest factor that contributed to the decrease in operating expenses was attributed to $43,258 in mineral and exploration expenses, as compared to $754,906 the Company incurred for the year ended January 31, 2023. The drilling and mapping programs on the Farellón Alto 1-8 concession caused the mineral exploration expenses to increase for the year ending January 31, 2023; the Company did not conduct any exploration work on its mineral properties during the year ending January 31, 2024. The Company’s general and administrative expenses decreased by $222,791 to $118,184 during the year ended January 31, 2024, as compared to $340,975 for the year ended January 31, 2023. The largest component of general and administrative expenses was associated with $74,011 the Company spent on advertising and promotion fees (2023 - $292,404). In addition to the above noted expenses, the Company incurred $34,778 in salaries, wages and benefits, representing a decrease of $27,663, as compared to $62,441 for the year ended January 31, 2023, and $36,555 in regulatory expenses, which decreased by $21,765, as compared to $58,320 the Company incurred in regulatory fees during the year ended January 31, 2023. The Company’s professional fees decrease by $35,187 to $67,961 as compared to $103,148 the Company incurred during the year ended January 31, 2023; and consulting fees decreased by $77,520 to $110,000, as compared to $187,520, the Company incurred for the year ended January 31, 2023.

During the comparative year ended January 31, 2023, the Company recognized a $55,885 impairment charge on its Perth Project included in Carrizal Property, since the Company has no immediate plans to explore or develop the project. The Perth Project continues to be impaired, however, the Company did not have any additional impairment charges during the year ended January 31, 2024.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2024, was affected by $189,926 in interest the Company accrued on the notes payable issued to its related parties (2023 - $162,724), which was further increased by $21,350 loss on foreign exchange fluctuations (2023 - $24,664).

Year Ended January 31, 2023, Compared to Year Ended January 31, 2022

During the year ended January 31, 2023, the Company reported a net loss of $1,769,501 as compared to net loss of $1,622,000 the Company incurred during the year ended January 31, 2022. The Company’s total operating expenses during the year ended January 31, 2023, were $1,582,113, an increase of $61,995 as compared to $1,520,118 the Company reported for the year ended January 31, 2022. The largest factor that contributed to the increase in operating expenses was attributed to $754,906 in mineral and exploration expenses. The higher mineral exploration expenses during the year ended January 31, 2023, were associated with the drilling and mapping programs on the Farellón Alto 1-8 concession as well as payment of annual mineral property taxes for 2022/23 year; during the year ended January 31, 2022, the Company spent $307,669 on exploration expenses, which were associated with an initial preparation and commencement of the Farellón Alto 1 - 8 concession for planned drill program and with the payment of annual property taxes for 2021/22 and 2020/21 years. The Company’s general and administrative expenses increased by $110,390 to $340,975 during the year ended January 31, 2023, as compared to $230,582 for the year ended January 31, 2022. The largest component of general and administrative expenses was associated with $292,404 the Company spent on advertising and promotion fees (2022 - $177,357). In addition to the above noted expenses, the Company incurred $62,441 in salaries, wages and benefits, representing an increase of $15,022, as compared to $47,419 for the year ended January 31, 2022, and recognized a $55,885 impairment charge (2022 - $Nil) on its Perth Project included in Carrizal Property, since the Company has no immediate plans to explore or develop the project.

The above increases in operating expenses, were in part offset by a $327,070 decrease in the share-based compensation, which the Company did not have during the year ended January 31, 2023, as opposed to the year ended January 31, 2022, when the Company recognized $327,070 in share-based compensation associated with options to acquire up to 1,750,000 shares the Company granted to its directors, officers, and consultants from its rolling stock option plan that was adopted on July 13, 2021; a decrease of $210,531 in professional fees, to $103,148 as compared to $313,679 the Company incurred during the year ended January 31, 2022; and by a $26,488 decrease in consulting fees the Company paid to its management, the companies controlled by them, and to external consultants, for a total of $187,520, as compared to $214,008, the Company incurred for the year ended January 31, 2022. In addition, the Company’s office rent decreased by $9,034, to $Nil, as the Company was not required to pay any rent during the year ended January 31, 2023.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2023, was affected by $162,724 in interest the Company accrued on the notes payable issued to its related parties (2022 - $118,144), which was further increased by $24,664 loss on foreign exchange fluctuations (2022- $2,404 gain).

During the year ended January 31, 2022, the Company recognized a $13,858 gain on forgiveness of debt. The Company did not have similar transactions during the year ended January 31, 2023.

B. Liquidity and Capital Resources

As of January 31, 2024, the Company had a cash balance of $25,699, working capital deficit of $3,286,138 and cash used in operations totaled $161,468 for the year then ended.

The Company’s continuation as a going concern relies on its capacity to generate profitable operations in the future and/or secure the necessary financing to fulfill its obligations and settle its liabilities from normal business activities as they become due. The Company did not produce cash flows from operating activities sufficient to meet the cash requirements for the year ended January 31, 2024. The cash generated by the Company from its operations thus far is considerably less than its current and long-term debt obligations, which include debts under long-term notes and advances payable to related parties. To manage its debt and fund its operations, the Company has primarily depended on obtaining cash through debt or equity financing. The ongoing volatility in the financial equity markets could pose challenges in continuing to secure funds through equity private placements. There is no guarantee that the Company’s efforts to obtain financing will be successful.

During the year ended January 31, 2024, the Company supported its operations mainly through cash generated from debt financing. During the year ended January 31, 2024, the Company’s former CEO, and the company jointly owned by the former CEO and VP of Exploration advanced the Company a total of $167,583 in exchange for notes payable, which accumulate 8% interest compounded monthly and are due on demand.

Table 22 details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2024.

Table 22 - Contractual maturities of financial liabilities as at January 31, 2024

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$225,847	$-	$-
Amounts due to related parties	600,223	-	-
Loans payable(1)	2,561,691	-	-
Withholding taxes payable	-	-	138,568
	$3,387,761	$-	$138,568

Table 23 presents the long-term contractual obligations and commitments notwithstanding financial liabilities included in Table 22:

Table 23 - Contractual Obligations

	Total US$	Within 1 year US$	1-5 years US$	5+ years US$
Farellón royalty	600,000	-	-	600,000
Quina royalty (see discussion below)	-	-	-	-
Exeter royalty (see discussion below)	-	-	-	-
Che royalty	100,000	-	-	100,000
Mineral property taxes	26,000	26,000	26,000	26,000
	726,000	26,000	26,000	726,000

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

Mineral property taxes. To keep its mineral concessions in good standing the Company is required to pay mineral property taxes of approximately CAD$35,000 (US$26,000) per annum.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Gregory Jensen Director, Chief Executive Officer, President, and Secretary Age: 45	Mr. Jensen has been a director, Chief Executive Officer, President, and Secretary of the Company since May 10, 2024. As Chief Executive Officer, Mr. Jensen is responsible for the development of the Company’s strategic direction and the management and supervision of its overall business. As director, Mr. Jensen is responsible for the corporate governance of the Company.

Caitlin Leigh Jeffs Director, Former Chief Executive Officer, President, and Secretary Age: 48	Ms. Jeffs has been a director of the Company since October 2, 2007, and the Chief Executive Officer, President, and Secretary since April 21, 2008, until she resigned on May 10, 2024. As Chief Executive Officer, Ms. Jeffs was responsible for the development of the Company’s strategic direction and the management and supervision of its overall business. As director, Ms. Jeffs is responsible for the corporate governance of the Company.

Joao (John) Da Costa Chief Financial Officer, and Treasurer, former Director Age: 59	Mr. Da Costa has been a director of the Company from May 2012 until his resignation on May 10, 2024. Mr. Da Costa has served as the Company’s Chief Financial Officer since May 13, 2008. As the Chief Financial Officer, Mr. Da Costa is responsible for the financial and corporate management and supervision of the affairs and the business of the Company. As a former director, Mr. Da Costa was responsible for the corporate governance of the Company.

Michael John Thompson Director and Vice President of Exploration Age: 54	Mr. Thompson has been a director of the Company since October 16, 2007, and its Vice President of Exploration since April 2008. As Vice President of Exploration, Mr. Thompson is responsible for setting the Company’s exploration targets and budgets, defining its goals and standards, and managing the exploration staff and the execution of exploration operations in order to achieve the Company’s strategic goals. As director, Mr. Thompson is responsible for the corporate governance of the Company.

Jeffrey Cocks Former Director Age: 61	Mr. Cocks has been a director of the Company from February 28, 2019, until May 10, 2024. As a director of the Company, Mr. Cocks was responsible for the corporate governance of the Company.

Cody McFarlane Director Age: 36	Mr. McFarlane was appointed as a director of our Company on February 28, 2019. As a director of the Company and Mr. McFarlane is responsible for the corporate governance of the company.

Marian Myers, P.Geo Director, Project Manager Age: 61	Ms. Myers was appointed as the director of the Company and Project Manager on May 10, 2024. As a director of the Company Ms. Myers is responsible for the corporate governance of the company, and as the Project Manager, Ms. Myers is responsible for planning, execution, monitoring, and closing of the Company’s exploration programs.

Brian Gusko VP of Corporate Finance Age: 58	Mr. Gusko has served as the Company’s VP Corporate Finance since May 10, 2024. As VP of Corporate Finance, Mr. Gusko is responsible for the day-to-day financial management of the Company, including financial risk and investment strategies, alongside tracking the overall financial health of the Company.

Gregory Jensen

Mr. Jensen has been the Company’s director, President, Chief Executive Officer and Secretary since May 10, 2024. Mr. Jensen has over 25 years’ experience in finance, capital markets and business management spanning several industries from technology, mining, engineering, to professional services. Most recently, Mr. Jensen was a director of Lomiko Metals Inc. (TSX.V:LMR), a graphite and lithium exploration company from December 2020 to December 2021.

Mr. Jensen devotes 25% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement with the Company.

Caitlin Jeffs, P. Geo.

Ms. Jeffs has been our director since October 2007 and our President, Chief Executive Officer and Secretary since April 21, 2008 until her resignation on May 10, 2024. She is the chairman of the Board. She has more than 15 years of experience as an exploration geologist. Ms. Jeffs graduated from the University of British Columbia in 2002 with an honors Bachelor of Science in geology. She is a professional geologist on the register of the Association of Professional Geoscientists of Ontario. She worked for Placer Dome (CLA) Ltd. in Canada from February 2003 until May 2006 where she worked as both a project geologist managing drill programs for the exploration department at Placer Dome’s Musselwhite Mine in Northwestern Ontario and then as part of the generative team evaluating potential projects in Northwestern Ontario. Placer Dome (since acquired by Barrick Gold Corp. and Gold Corp.) was a major mining company with operations in North America, Australia, Africa and South America. None of these companies is related to Red Metal. Ms. Jeffs was a self-employed consulting geologist from May 2006 to April 2007. She is one of the founders and the general manager of Fladgate Exploration Consulting Corporation, a firm of consulting geologists in Ontario, Canada, which provides its services to Red Metal. Since July 2012, Ms. Jeffs has been a director of Kesselrun Resources Ltd., a resource exploration company listed on the TSX Venture Exchange and focused on gold exploration in Ontario, Canada. She was a director of Trilogy Metals Inc., a resource exploration company listed on the TSX Venture Exchange, from July 2006 to May 2007. She lives with Michael Thompson as a family.

Ms. Jeffs devotes 25% of her time to the affairs of the Company. She is an independent contractor and did not sign a non-disclosure agreement with the Company.

Joao (John) Da Costa

Mr. Da Costa has been the director of the Company from May 2012, he resigned from the board of directors on May 10, 2024. Since May 13, 2008, Mr. Da Costa is also acting as the Company’s Chief Financial Officer and Treasurer. Mr. Da Costa has more than 20 years of experience providing bookkeeping and accounting services for both private and public companies and is the founder and president of Da Costa Management Corp., a company that has provided management and accounting services to public and private companies since August 2003. Red Metal is a client of Da Costa Management Corp. Currently, Mr. Da Costa is a director and Chief Financial Officer of Kesselrun Resources Ltd., a Canadian reporting company listed on the TSX Venture Exchange, engaged in the acquisition, exploration, and development of mineral properties in Ontario, Canada. On June 8, 2020, Mr. Da Costa was appointed director and Chief Operating Officer of Cell MedX Corp., an SEC reporting issuer, engaged in research and development of therapeutic and non-therapeutic, general wellness products. Mr. Da Costa resigned as COO of Cell MedX Corp. on November 7, 2023.

Mr. Da Costa continues to serve as the Company’s CFO and Treasurer and devotes 25% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement.

Michael Thompson, P. Geo.

Mr. Thompson has been a director of the Company since October 2007 and the Vice President of Exploration since April 2008. He has more than 20 years of experience as an exploration geologist. Mr. Thompson graduated from the University of Toronto in 1997 with an honors Bachelor of Science in geology. He is a professional geologist on the register of the Association of Professional Geoscientists of Ontario. He worked in Canada for Teck Resources Ltd. from 1999 until 2002 as a project geologist managing exploration projects in Northwestern Ontario. From January 2003 until May 2006, he worked for Placer Dome (CLA) Ltd. as both a project geologist managing drill programs for the exploration department at Placer Dome’s Musselwhite Mine in Northwestern Ontario and then as part of the generative team evaluating potential projects in Northwestern Ontario. Teck Resources and Placer Dome (since acquired by Barrick Gold Corp. and Gold Corp.) are major mining companies with operations in North America, Australia, Africa and South America. None of these former employers is related to Red Metal. Mr. Thompson was a self-employed consulting geologist from May 2006 to April 2007. He is one of the founders and the president of Fladgate Exploration Consulting Corporation, a firm of consulting geologists in Ontario, Canada, which provides its service to Red Metal. Since July 2012 Mr. Thompson has been President, CEO and a director of Kesselrun Resources Ltd., a resource exploration company listed on the TSX Venture Exchange and focused on gold exploration in Ontario, Canada. Since October 2011 Mr. Thompson has been a director of Fairmont Resources Inc., a resource exploration company listed on the TSX Venture Exchange. He lives with Caitlin Jeffs as a family.

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

Mr. Cocks resigned from the board of directors of the Company on May 10, 2024. Prior to his resignation, he devoted 5% of his time to the affairs of the Company. He was an independent contractor and did not sign a non-disclosure agreement.

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

Mr. McFarlane devotes 5% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement.

Marian Myers, P.Geo.

Ms. Myers has been the director and Project Manager of the Company since May 10, 2024. Ms. Myers, P.Geo, has a M.Sc (Geology) from the University of the Witwatersrand, South Africa and has 35 years’ experience working for a wide array of major and junior mining companies including Gold Fields (GFI), Anglo American (A.L.), AngloGold (AU), Balmoral Resources and Cardero Resource Corp. Ms. Myer’s breadth of international experience has taken her from her home town near Johannesburg, South Africa to work on projects in Ghana, Zimbabwe, Australia, Alaska, Peru, Chile and now Canada where she resides in Vancouver. She specializes in the GIS integration of geochemical, geophysical and geological information, including historical data sets with expertise in QA/QC procedures, field data collection supervision, and assessment and technical report development.

Ms. Myers devotes 25% of her time to the affairs of the Company. She is an independent contractor and did not sign a non-disclosure agreement with the Company.

Brian Gusko

Mr. Gusko was appointed VP of Corporate Finance on May 10, 2024. Mr. Gusko holds an MBA from the University of Calgary and attended the European Summer School of Advanced Management. Mr. Gusko has over 15 years’ experience in capital markets and has helped raise over $75 MM for various enterprises. He has served on the board and as Chief Financial Officer of various private and public companies. Mr. Gusko has assisted with the interlisting of over ten companies on the Frankfurt Stock Exchange and has helped numerous companies access German capital markets. Previously Mr. Gusko was Chief Financial Officer of private and public companies. The last company he helped take public on the CSE had a market capitalization of over $200M at the time of listing.

Mr. Gusko devotes 25% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement.

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended January 31, 2024:

Table 24: SUMMARY COMPENSATION TABLE
					Non-equity incentive compensation plan compensation($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other Compensation ($)		Total Compensation ($)
Caitlin Jeffs Director, Former CEO, President, and Secretary	2024	Nil	Nil	Nil	Nil	Nil	Nil	186,881	(1)	186,881
Joao (John) Da Costa CFO, Treasurer and Former Director	2024	Nil	Nil	Nil	Nil	Nil	Nil	61,364	(2)	61,364
Michael Thompson Vice President of Exploration and Director	2024	Nil	Nil	Nil	Nil	Nil	Nil	86,256	(3)	86,256
Jeffrey Cocks Former Director	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil		Nil
Cody McFarlane Director	2024	Nil	Nil	Nil	Nil	Nil	Nil	28,372	(4)	28,372

(1)	For the fiscal year ended January 31, 2024, other compensation to Ms. Jeffs includes $100,625 in interest accrued on amounts due to Ms. Jeffs under the notes payable, $15,343 in interest accrued on amounts due to Fladgate Exploration Consulting Corporation (“Fladgate”) under the notes payable, and $20,513 in interest accrued on amounts due to Fairtide Ventures; an additional $5,400 was incurred in investor relation fees due to Fladgate and $45,000 in consulting fees was incurred to Fairtide Ventures.

(2)	For the fiscal year ended January 31, 2024, other compensation to Mr. Da Costa included $60,000 in consulting fees incurred to Da Costa Management Corp., a company wholly-owned by Mr. Da Costa, and $1,364 was associated with interest accrued on a note payable due to Mr. Da Costa due on or after January 31, 2024.

(3)	For the fiscal year ended January 31, 2024, other compensation to Mr. Thompson included $15,343 in interest accrued on amounts due to Fladgate under the notes payable, $20,513 in interest accrued on amounts due to Fairtide Ventures; an additional $5,400 was incurred in investor relation fees due to Fladgate and $45,000 in consulting fees was incurred to Fairtide Ventures.

(4)	For the fiscal year ended January 31, 2024, other compensation to Mr. McFarlane included $28,372 in legal fees incurred to Ax Legal SpA, a company 50% controlled by Mr. McFarlane.

The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit-sharing plans. Directors, officers, employees and other key personnel of the Company may be compensated by way of stock options at the discretion of the board of directors.

C. Board Practices

The election and retirement of directors are provided for in the Company’s Articles (the “Articles”). An election of directors shall take place at each annual general meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his/her successor. The number of directors to be elected at such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

The Articles also permit the directors to appoint additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

None of the directors of the Company have service contracts with the Company or its subsidiary providing for benefits upon termination of employment.

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

The members of the audit committee are Caitlin Jeff, Michael Thompson and Cody McFarlane each of whom are considered independent except Mr. Thompson as he is also the VP of Exploration for the Company.

The Company’s board of directors does not have a compensation committee or a nominating committee. The board of directors believes this is appropriate given the small size of the Company and the stage of our development.

The Company has not adopted any procedures by which its security holders may recommend nominees to the board of directors and that has not changed during the last fiscal year.

The Company acknowledges the importance of having a financial expert on its audit committee to enhance the oversight of financial reporting and internal controls. However, at this time, the Company does not have a member who meets the specific criteria of an “audit committee financial expert” as defined by Item 407 of Regulation S-K. While none of the Company’s current audit committee members meet the precise qualifications of an “audit committee financial expert” as outlined by the SEC, each member brings substantial experience in finance, business, and governance. Collectively, they possess a deep understanding of the Company’s financial practices and the industry in which it operates. In addition, the audit committee regularly consults with external advisors, including independent auditors and financial consultants, to supplement their expertise. These advisors provide additional oversight and insight, ensuring that the audit committee has access to the necessary financial acumen.

D. Employees

As of January 31, 2024, the Company had one employee in Chile and engaged part time assistants during its exploration programs and for administrative support. The Company’s management team and its directors provide their services as independent consultants. The Company does not have any relationship with any labor unions.

E. Share Ownership

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company’s shareholders. All references to share and per share amounts in this Annual Report on Form 20-F have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

As of May 30, 2024, the Company had 18,288,861 Common Shares issued and outstanding. Of the shares issued and outstanding, warrants held and stock options granted, the Company’s directors and officers owned the following Common Shares as of May 30, 2024:

Name	Number of Common Shares Beneficially Owned as of May 30, 2024(1)		Percentage(2)
Caitlin Jeffs	2,058,440	(3)	11.17%
John Da Costa	381,230	(4)	2.07%
Michael Thompson	181,508	(5)	0.99%
Jeff Cocks	36,666	(6)	0.20%
Cody McFarlane	33,333	(7)	0.18%

(1)	In accordance with the CSE Policies and NP 46-201 the securities listed as beneficially owned by the Company’s Principals are subject to escrow restrictions. The details of the Escrow conditions are included as part of Exhibit 4.1, Escrow Agreement dated November 9, 2021.
(2)	Based on 18,288,861 Common Shares issued and outstanding as at May 30, 2024, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of May 30, 2024.
(3)	Includes stock options to purchase up to 146,666 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026.
(4)	Includes stock options to purchase up to 133,333 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026, in addition, the number of shares beneficially owned by Mr. Da Costa includes 98,889 Common Shares which were issued in the name of Da Costa Management Corp, a company wholly-owned by Mr. Da Costa.

(5)	Includes stock options to purchase up to 50,000 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026.
(6)	Includes stock options to purchase up to 33,333 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026.
(7)	Includes stock options to purchase up to 33,333 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026.

Stock Option Plan

The Company’s Stock Option Plan was approved by the shareholders of the Company on September 28, 2023, enabling the Board to grant stock options to purchase Common Shares (the “Options”) from time to time to eligible persons. The purpose of the Stock Option Plan is to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under the Stock Option Plan to purchase shares.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of May 30, 2024, the persons known to the Company to be the beneficial owners of more than five percent (5%) of the Company’s Common Shares:

Name of Shareholder	No. of Common Shares Owned		Percentage of Outstanding Common Shares(1)
Caitlin Jeffs	1,911,774	(2)	10.45%
Richard Jeffs	2,652,969		14.51%

(1) Based on 18,288,861 Common Shares issued and outstanding as at May 30, 2024.

(2) Does not include stock options to purchase up to 146,666 Common Shares.

To the best of the management’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to the management, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

The following sets forth all material transactions and loans from February 1, 2022, to the current date between the Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over the Company and close members of any such individuals’ families; (d) key management personnel of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence.

On May 9, 2024, the Company restructured certain debt (the “Restructuring”) in the amount of $1,911,451 (the “Debt”) owed to its related parties, whereby the creditors agreed to forgive a total of $145,847 in interest accrued on the notes payable, and to restructure repayment of $1,765,604 over a period of 60 months in installment payments every six months, commencing on the date that is six months from the date of the Debt Agreements, being May 9, 2024.

On May 9, 2024, the Company was also notified that $450,000 owed under the notes payable with related parties have been reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024. The reassigned amount bears no interest and is payable on demand.

In addition to the above Restructuring transactions, during the year ended January 31, 2024, and up to the date of the filing of this Annual Report on Form 20-F, the Company had the following transactions with its related parties:

	Period ended May 30, 2024	Year ended January 31, 2024
Consulting fees to a company owned by an officer and a former director	$20,000	$60,000
Consulting fees to a company controlled by directors	-	45,000
Advertising and investor relations expenditures incurred with a company controlled by directors	-	5,400
Legal fees paid to a company controlled by a director	7,675	28,372
Total transactions with related parties	$27,675	$138,772

The following amounts were due under the notes payable the Company issued to related parties:

	Period ended May 30, 2024	Year ended January 31, 2024
Notes payable to the former CEO	$1,027,796	$1,325,624
Note payable to CFO	11,828	17,664
Note payable to a company controlled by directors	205,561	200,240
Notes payable to a company controlled by directors	378,576	340,611
Note payable to a major shareholder	511,286	677,552
Total notes payable to related parties(a)	$2,135,047	$2,561,691

(a)	The notes payable to related parties accumulate interest at a rate of 8% per annum and are unsecured. At January 31, 2024, the total amount due under the notes payable to related parties was payable on demand; following the Restructuring, the debtors agreed to have a total of $1,765,604 repaid in semi-annual payments over a period of five years, with the first payment commencing on the date that is six months from the date of the Debt Agreements, being May 9, 2024.

During the year ended January 31, 2024, the Company accrued $189,926 in interest expense on the notes payable to related parties. During the period ended May 30, 2024, the Company accumulated a further $67,431 in interest expense.

In addition to the above notes payable, the following amounts were due to related parties:

	Period ended May 30, 2024	Year ended January 31, 2024
Due to a company owned by an officer and former director (c)	$179,849	$158,831
Due to a company controlled by directors (c)	155,803	155,803
Due to a company controlled by directors (c)	203,450	203,450
Due to the former CEO (c)	71,729	68,159
Due to the CFO (c)	1,370	1,340
Due to a major shareholder (c)	3,426	3,349
Due to a company controlled by a director (c)	8,364	9,291
Due to the CEO	150,000	-
Due to the VP of Finance	150,000	-
Due to director	150,000	-
Total due to related parties	$1,073,991	$600,223

(c)	Amounts are unsecured, due on demand and bear no interest.

On May 24, 2024, the Company announced its intention to complete a debt settlement pursuant to which the Company may issue an aggregate of 12,600,000 Shares at a deemed price of $0.05 per Share, to settle an aggregate of $630,000 in outstanding indebtedness with related parties (the “Debt Settlement”). Closing of the Debt Settlement is expected to occur on May 31, 2024, subject to a five-day compliance period in accordance with the policies of the Canadian Securities Exchange (the “CSE”). The Shares to be issued as part of the Debt Settlement will be subject to a hold period expiring four months and one day from the date of issuance.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Financial Statements and Other Financial Information

The consolidated financial statements of the Company are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The audited consolidated financial statements for the years ended January 31, 2024, 2023, and 2022 can be found under “Item 18 Financial Statements”.

Legal Proceedings

There are no legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on our financial position or profitability.

Dividend Distributions

Holders of the Company’s common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for that purpose. The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

B. Significant Changes

The Company is not aware of any significant changes since January 31, 2024, that are not otherwise reported in this filing.

Item 9. The Listing

The Company’s common shares trade on the CSE under the symbol “RMES”. The Company’s common shares are also listed on the OTC PINK.

A. Offer and Listing Details

The Company’s common shares currently trade on the CSE under the symbol “RMES”. The Common Shares of the Company commenced trading on the CSE on November 25, 2021.

Since January 16, 2007, the Common Shares have been listed on the OTC Link alternative trading system under the symbol “RLKX”, on September 16, 2008, the trading symbol was changed to “RMET”, on November 19, 2009, the trading symbol was changed to “RMES”, and on November 23, 2021, the trading symbol was changed to “RMESF”.

On May 24, 2024, the Company announced that it has consolidated the Shares of the Company on the basis of one new Share for every three (3) previously outstanding Shares. The Consolidation became effective on May 23, 2024. The new CUSIP number is 75679D202 and the ISIN number is CA75679D2023. Prior to the Consolidation, a total of 54,866,625 Shares were issued and outstanding. As of May 23, 2024, the date of the Consolidation, a total of 18,288,861 Shares, are issued and outstanding. There is no maximum number of authorized Shares. Computershare Trust Company mailed out updated DRS Statements to the shareholders of record on May 24, 2024.

The trading price and volume of the Company’s Common Shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because the Company’s Common Shares have only recently been listed on the CSE and are only sporadically traded on the OTC PINK, shareholders may find it difficult to liquidate their Common Shares, or purchase new Common Shares, at certain times.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s Common Shares were approved for listing on the CSE and began trading under the symbol “RMES” as of market open on November 25, 2021. In addition, the Common Shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol “RMESF”. Prior to being listed on the CSE, the Common Shares were trading on OTC PINK under the symbol “RMES”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company’s shareholders. All references to share and per share amounts in this Annual Report on Form 20-F have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

No fractional post-consolidated Shares have been issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a post-consolidated Share were rounded down to the nearest whole number of post-consolidated Shares and no cash consideration was paid in respect of fractional shares. Computershare Trust Company mailed out updated DRS Statements to the shareholders of record on May 24, 2024.

The exercise price and number of Shares of the Company issuable upon the exercise of outstanding options and warrants was proportionally adjusted upon the Consolidation in accordance with the terms thereof.

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

The directors shall be paid such remuneration for their services as the board may from time to time determine. If the directors decide, the remuneration of the directors, if any, will be determined by the shareholders.

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

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value. Each of our Common Shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of the Company. Subject to the Business Corporations Act (British Columbia), the holders of Common Shares are entitled to dividends if and when as declared and authorized by the board of directors. Our issued shares are not subject to call or assessment rights. There are no provisions for redemption, purchase for cancellation, surrender, or sinking or purchase funds. Upon liquidation, dissolution or winding-up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payment of all debts and liabilities.

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

C. Material Contracts

1.	The Escrow Agreement between the Company, the Escrow Agent and the Principal Shareholders dated November 9, 2021;
2.	the Subscription Receipt Agreement dated June 15, 2021, between the Company and Computershare Trust Company;
3.	the form of Subscription Receipt Subscription Agreement in connection with the Subscription Receipt Offering;
4.	the form of Unit Subscription Agreement in connection with the Unit Offering;
5.	the Stock Option Plan;
6.	mining Royalty Agreements between each of Richard Jeffs, Caitlin Jeffs and Joao (John) Da Costa, and Polymet dated July 29, 2020, for a total aggregate consideration of $5,000;
7.	the debt forgiveness agreement between the Company as the borrower, and Fladgate Exploration Consulting Corporation dated January 31, 2022, for CAD$16,950;
8.	the loan agreement between the Company as the borrower, and Caitlin Jeffs as the lender for $1,325,623.26 dated January 31, 2024 (this loan agreement consolidated all prior loan agreements the Company has entered into with Ms. Jeffs);
9.	the loan agreement between the Company as the borrower, and Fairtide Ventures as the lender for CAD$340,611.44 dated January 31, 2024 (this loan agreement consolidated all prior loan agreements the Company has entered into with Fairtide Ventures);
10.	the loan agreement between the Company as the borrower, and Richard Jeffs as the lender for CAD$677,552.41 dated January 31, 2024 (this loan agreement consolidated all prior loan agreements the Company has entered into with Mr. Jeffs);
11.	the loan agreement between the Company as the borrower, and Joao (John) Da Costa as the lender for CAD$17,664.22 dated January 31, 2024 (this loan agreement consolidated prior loan agreement the Company has entered into with Mr. Da Costa);

12.	the loan agreement between the Company as the borrower, and Caitlin Jeffs as the lender for $40,032.51 dated April 8, 2024;
13.	the loan agreements between the Company as the borrower, and Fairtide Ventures as the lender for a total of $61,740 dated March 1, 2024, April 4, 2024, April 19, 2024, and May 13, 2024; and
14.	the debt restructuring agreements between the Company, Caitlin Jeffs, Richard Jeffs, Joao (John) Da Costa, and Fairtide Ventures for a total of CAD$1,911,451.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital, or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

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

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also considers the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents concerning the Company may be viewed at the Company’s registered and records office at 885 West Georgia Street, Suite 800, Vancouver, BC V6C 3H1, during normal business hours. This Annual Report and the Company’s Form 6-K filings can be viewed on the EDGAR website at www.sec.gov. Additional information relating to the Company can be found on the website www.sedar.com.

I. Subsidiary Information

As at the date of this Annual Report on Form 20-F, the Company has one wholly-owned active subsidiary, Minera Polymet SpA. See Item 4(C).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

As a Canadian corporation, the Company’s cash balances are kept in US and Canadian funds. Therefore, the Company may be exposed to some exchange, interest rate and other risks as listed below. The Company considers the amount of risk to be manageable and does not currently, nor will we likely in the foreseeable future, conduct hedging to reduce its market risks.

(a)	Currency Risk - Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

(b)	Interest rate risk - Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

(c)	Credit risk - Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

(d)	Liquidity risk - Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, considering its anticipated cash flows. Historically, the Company’s sources of funding have been through equity financing and loans from the Company’s management and its major shareholder.

Subsequent to January 31, 2024, the Company received an additional $40,033 loan proceeds from the Company’s Director and former CEO, and $61,740 from an entity controlled by the Company’s Director and former CEO. These loans accumulate interest at a rate of 8% per annum, are unsecured, and payable on demand. In addition, the Company’s Director and former CEO advanced to the Company a further $3,500; this advance does not bear any interest and is payable on demand. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2024:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$225,847	$-	$-
Amounts due to related parties	600,223	-	-
Loans payable	2,561,691	-	-
Withholding taxes payable	-	-	138,568
	$3,387,761	$-	$138,568

(e)	Equity Price Risk - Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of January 31, 2024. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures.

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

Our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of January 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework

Based on our assessment, our Chief Executive Officer and our Chief Financial Officer determined that, as of January 31, 2024, our internal control over financial reporting was not effective due to limited segregation of duties.

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

D. Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

A. Audit Committee Financial Expert

The Company acknowledges the importance of having a financial expert on its audit committee to enhance the oversight of financial reporting and internal controls. However, at this time, the Company does not have a member who meets the specific criteria of an “audit committee financial expert” as defined by Item 407 of Regulation S-K. While none of the Company’s current audit committee members meet the precise qualifications of an “audit committee financial expert” as outlined by the SEC, each member brings substantial experience in finance, business, and governance. Collectively, they possess a deep understanding of the Company’s financial practices and the industry in which it operates. In addition, the audit committee regularly consults with external advisors, including independent auditors and financial consultants, to supplement their expertise. These advisors provide additional oversight and insight, ensuring that the audit committee has access to the necessary financial acumen.

B. Code of Ethics

The Company’s board of directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics will be provided to any person without charge, upon request. Requests should be in writing and addressed to Gregory Jensen, c/o Red Metal Resources Ltd., 278 Bay Street, Suite 102, Thunder Bay, ON P7B 1R8.

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

2024 - $37,000 - Dale Matheson Carr-Hilton Labonte LLP

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

2024 - $0 - Dale Matheson Carr-Hilton Labonte LLP

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

2024 - $7,000 - Dale Matheson Carr-Hilton Labonte LLP

2023 - $7,000 - Dale Matheson Carr-Hilton Labonte LLP

2022 - $6,000 - Dale Matheson Carr-Hilton Labonte LLP

All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2) and (3) was:

2024 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2023 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2022 - $0 - Dale Matheson Carr-Hilton Labonte LLP

Pre-Approval of Auditors’ Compensation

The audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service that is to be provided by the Company’s auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

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

CONSOLIDATED

FINANCIAL STATEMENTS

YEARS ENDED

JANUARY 31, 2024, 2023, and 2022

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Red Metal Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Red Metal Resources Ltd. (the “Company”) as of January 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flow, for each of the three years in the period ended January 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended January 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

F-1 | Page

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
May 30, 2024

F-2 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars)

	Note	January 31, 2024	January 31, 2023
ASSETS
Current
Cash		$25,699	$20,776
Prepaids and other receivables	8	75,924	126,715
Total current assets		101,623	147,491

Equipment	7	38,935	60,953
Exploration and evaluation assets	6	700,852	803,251
Total assets		$841,410	$1,011,695

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$173,954	$106,517
Accrued liabilities		51,893	76,869
Due to related parties	12	600,223	443,071
Notes payable	12	2,561,691	2,202,540
Total current liabilities		3,387,761	2,828,997

Withholding taxes payable	9	138,568	158,814
Total liabilities		3,526,329	2,987,811

Shareholders’ deficit
Share capital	10	8,176,210	8,176,210
Share-based payment reserve	10	4,078,941	4,078,941
Deficit		(14,552,074)	(13,914,265)
Accumulated other comprehensive loss		(387,996)	(317,002)
Total shareholders’ deficit		(2,684,919)	(1,976,116)
Total liabilities and shareholders’ deficit		$841,410	$1,011,695

Nature and continuance of operations (Note 1)

Subsequent events (Note 16)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs	/s/ Gregory Jensen
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

F-3 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Expressed in Canadian Dollars)

		Years ended January 31,
	Note	2024	2023	2022

Operating expenses:
Amortization	7	$15,797	$18,918	$8,626
Consulting fees	10,12	110,000	187,520	214,008
General and administrative	12	118,184	340,975	230,582
Impairment of exploration and evaluation assets	6	-	55,885	-
Mineral exploration costs	6,12	43,258	754,906	307,669
Professional fees	12	67,961	103,148	313,679
Regulatory		36,555	58,320	62,031
Rent	12	-	-	9,034
Salaries, wages and benefits		34,778	62,441	47,419
Share-based compensation	10,12	-	-	327,070
		(426,533)	(1,582,113)	(1,520,118)
Other items
Foreign exchange gain (loss)		(21,350)	(24,664)	2,404
Forgiveness of debt	11	-	-	13,858
Interest on notes payable	12	(189,926)	(162,724)	(118,144)
Net loss		(637,809)	(1,769,501)	(1,622,000)
Other comprehensive loss
Items that may be reclassified to profit or loss
Foreign currency translation		(70,994)	(28,358)	(62,433)
Comprehensive loss		$(708,803)	$(1,797,859)	$(1,684,433)

Net loss per share – basic and diluted		$(0.03)	$(0.10)	$(0.11)
Weighted average number of shares outstanding - basic and diluted:		18,288,875	17,971,592	15,064,057

Note: All share and per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-4 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Expressed in Canadian Dollars)

	Share Capital
	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive loss	Total deficit
Balance at January 31, 2021	13,739,324	$6,409,558	$3,521,907	$(10,522,764)	$(226,211)	$(817,510)

Shares issued for private placement	1,283,222	577,450	-	-	-	577,450
Share issuance costs	-	(80,512)	58,273	-	-	(22,239)
Shares issued for subscription receipts	2,153,624	969,131	-	-	-	969,131
Share issuance costs	-	(131,914)	92,653	-	-	(39,261)
Shares issued for services	9,803	12,117	-	-	-	12,117
Share-based compensation	-	-	335,194	-	-	335,194
Forgiveness of debt with related party	-	-	16,925	-	-	16,925
Cash received from short sell fees	-	-	9,977	-	-	9,977
Net loss	-	-	-	(1,622,000)	-	(1,622,000)
Foreign exchange translation	-	-	-	-	(62,433)	(62,433)

Balance, January 31, 2022	17,185,973	7,755,830	4,034,929	(12,144,764)	(288,644)	(642,649)

Shares issued for private placement	1,102,888	479,757	16,543	-	-	496,300
Share issuance costs	-	(59,377)	25,076	-	-	(34,301)
Share-based compensation	-	-	2,393	-	-	2,393
Net loss	-	-	-	(1,769,501)	-	(1,769,501)
Foreign exchange translation	-	-	-	-	(28,358)	(28,358)
Balance, January 31, 2023	18,288,861	8,176,210	4,078,941	(13,914,265)	(317,002)	(1,976,116)

Net loss	-	-	-	(637,809)	-	(637,809)
Foreign exchange translation	-	-	-	-	(70,994)	(70,994)
Balance, January 31, 2024	18,288,861	$8,176,210	$4,078,941	$(14,552,074)	$(387,996)	$(2,684,919)

Note: All share and per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-5 | Page

RED METAL RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)

	Years ended January 31,
	2024	2023	2022

Cash flows used in operating activities
Net loss	$(637,809)	$(1,769,501)	$(1,622,000)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on notes payable	189,926	162,724	118,144
Amortization	15,797	18,918	8,626
Foreign exchange	19,358	(39,124)	-
Forgiveness of debt	-	-	(13,858)
Impairment of exploration and evaluation assets	-	55,885	-
Share-based compensation for consulting services	-	2,393	20,241
Share-based compensation	-	-	327,070
Changes in operating assets and liabilities
Prepaids and other receivables	50,766	25,221	(134,691)
Accounts payable	63,248	54,868	(13,735)
Accrued liabilities	(24,849)	(23,488)	60,738
Due to related parties	162,095	226,849	144,550
Net cash used in operating activities	(161,468)	(1,285,255)	(1,104,915)

Cash flows used in investing activities
Acquisition of equipment	-	(55,572)	-
Net cash used in investing activities	-	(55,572)	-

Cash flows provided by financing activities
Issuance of notes payable to related parties	167,583	459,580	39,497
Cash received on subscription to shares, net	-	426,999	555,211
Cash received on subscription to subscription receipts	-	-	929,870
Repayment of former related party loans	-	-	(18,981)
Cash received from short sell fees	-	-	9,977
Net cash provided by financing activities	167,583	886,579	1,515,574

Effects of foreign currency exchange on cash	(1,192)	707	3,172

Increase/(decrease) in cash	4,923	(453,541)	413,831
Cash, beginning	20,776	474,317	60,486
Cash, ending	$25,699	$20,776	$474,317

The accompanying notes are an integral part of these consolidated financial statements.

F-6 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”) organized under the laws of the Republic of Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 800 - 885 West Georgia Street, Vancouver, BC V6C 3H1. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet’s head office is located in Vallenar, III Region of Atacama, Chile.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at January 31, 2024, the Company has not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at January 31, 2024, the Company had $25,699 cash and working capital deficit of $3,286,138. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company’s shareholders. All references to share and per share amounts in the financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

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

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

a)	Statement of Compliance

These consolidated financial statements were authorized for issue on May 30, 2024, by the directors of the Company.

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)	Basis of Presentation and Consolidation

The consolidated financial statements of the Company as at and for the years ended January 31, 2024, 2023, and 2022 comprise of the Company and its wholly-owned subsidiary, Minera Polymet SpA, (together referred to as “Red Metal”, or the “Company”). Polymet is consolidated from the date of its incorporation, as Red Metal is the sole shareholder and therefore has the control and power to govern the financial and operating policies of Polymet as to obtain benefits from its activities. The Company will continue to consolidate until the date Red Metal no longer has control over Polymet. The financial statements of Polymet are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between Red Metal and Polymet are eliminated on consolidation.

F-7 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

The consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except certain financial instruments, which are recorded at fair value. All amounts are expressed in Canadian dollars.

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

During the year ended January 31, 2022, the Company changed its presentation currency from the US dollar (“US”) to the Canadian dollar (“CAD”).

3. MATERIAL ACCOUNTING POLICY INFORMATION

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

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive loss (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of financial instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held-for-trading or derivatives) or the Company has opted to measure them at FVTPL.

F-8 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

The following table shows the classification of financial assets and financial liabilities:

Financial assets/liabilities	Classification
Cash	FVTPL
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Due to related parties	Amortized cost
Notes payable	Amortized cost

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) FVTOCI; or (iii) FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed.

All financial assets not classified and measured at amortized cost or FVTOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income or loss.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded.

Financial liabilities

Financial liabilities are designated as either: (i) FVTPL; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. Accounts payable are classified under other financial liabilities and carried on the consolidated statements of financial position at amortized cost.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss. The Company does not have any derivative financial assets and liabilities as at the year ends presented.

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

F-9 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

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

As at January 31, 2024, 2023, and 2022, the Company had not recognized any provisions for restoration and environmental obligations.

Equipment

Equipment is recorded at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. This includes the purchase price, any other costs directly attributable to bringing the assets to a working condition for intended use and the costs of dismantling and removing the items and restoring the site on which they are located.

Equipment is depreciated over its estimated useful life. Costs for normal repairs and maintenance that do not extend economic life or improve service potential are expensed as incurred. Costs of improvements that extend economic life or improve service potential are capitalized and depreciated over the estimated remaining useful life.

The Company commences recording depreciation when the assets are in a working condition ready for use. The Company’s equipment consists of trucks that are being used in the Company’s exploration programs, which are being depreciated using the declining balance method at 30%.

Impairment of assets

The carrying amount of the Company’s assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive loss.

F-10 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

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

F-11 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

Share-based payments

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

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

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

F-12 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

5. FINANCIAL INSTRUMENTS AND RISKS

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

Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs.

Categories of financial instruments

As at:	January 31, 2024	January 31, 2023
Financial assets:
FVTPL
Cash	$25,699	$20,776
Financial liabilities:
Amortized cost
Accounts payable	$173,954	$106,517
Accrued liabilities	$51,893	$76,869
Due to related parties	$600,223	$443,071
Notes payable	$2,561,691	$2,202,540

Assets and liabilities measured at fair value on a recurring basis:

As at January 31, 2024	Level 1	Level 2	Level 3	Total
Cash	$25,699	$-	$-	$25,699

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

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

F-13 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

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

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2024:

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$225,847	$-	$-
Amounts due to related parties	$600,223	$-	$-
Loans payable	$2,561,691	$-	$-
Withholding taxes payable	$-	$-	$138,568
	$3,387,761	$-	$138,568

6. EXPLORATION AND EVALUATION ASSETS

As of January 31, 2024, and 2023, the Company’s interest in exploration and evaluation assets consisted of three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. The Company capitalizes acquisition costs incurred on the Company’s exploration and evaluation properties; the costs associated with exploration and drilling programs as well as property tax payments are expensed as period costs in the period they are incurred. Following tables present, as of January 31, 2024 and 2023 acquisition costs associated with each property:

Exploration and evaluation assets at January 31, 2024

	January 31, 2023	Effect of foreign currency translation	January 31, 2024
Farellón Project
Farellón	$452,048	$(57,627)	$394,421
Quina	174,237	(22,212)	152,025
Exeter	176,966	(22,560)	154,406
Total costs	$803,251	$(102,399)	$700,852

Exploration and evaluation assets at January 31, 2023

	January 31, 2022	Changes during the year	Effect of foreign currency translation	January 31, 2023
Farellón Project
Farellón	$432,389	$-	$19,659	$452,048
Quina	166,660	-	7,577	174,237
Exeter	169,270	-	7,696	176,966
Sub-total, Farellón Project	768,319	-	34,932	803,251
Perth Project (1)	53,454	(55,885)	2,431	-
Total costs	$821,773	$(55,885)	$37,363	$803,251

(1)	As at January 31, 2023, the Company assessed its mineral properties for impairment in accordance with IFRS Accounting Standard 36. Since the Company has no immediate plans to explore or develop its Perth Project included within Carrizal Property, the Company impaired the Perth Property to $Nil.

F-14 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

During the years ended January 31, 2024, 2023, and 2022 the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the year ended January 31, 2024

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$10,301	$23,879	$2,018	$36,198
Assay costs	192	-	-	192
Camp costs (including meals and travel)	1,430	-	-	1,430
Total exploration costs	$11,923	$23,879	$2,018	$37,820

Exploration costs for the year ended January 31, 2023

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$8,440	$19,596	$1,656	$29,692
Geology	82,931	-	-	82,931
Drilling	409,741	-	-	409,741
Equipment used	11,950	-	-	11,950
Camp costs (including meals and travel)	53,470	-	-	53,470
Assay costs	58,433	-	-	58,433
Value added tax on exploration costs	103,732	-	-	103,732
Total exploration costs	$728,697	$19,596	$1,656	$749,949

Exploration costs for the year ended January 31, 2022

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$24,321	$52,151	$10,716	$87,188
Geology	27,509	-	-	27,509
Drilling	150,222	-	-	150,222
Equipment used	5,754	-	-	5,754
Camp costs (including meals and travel)	30,938	-	-	30,938
Total exploration costs	$238,744	$52,151	$10,716	$301,611

In addition to the costs listed in the tables above, during the years ended January 31, 2024, 2023, and 2022 the Company incurred $5,438, $4,957, and $6,058 in regulatory fees associated with claim maintenance, respectively. These fees are included in the mineral exploration costs in the consolidated statements of comprehensive loss.

7. EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at January 31, 2024 and 2023 are as follows:

Cost	Equipment
Balance at January 31, 2022	$49,021
Additions	55,572
Effect of foreign currency translation	4,755
Balance at January 31, 2023	109,348
Effect of foreign currency translation	(13,939)
Balance at January 31, 2024	$95,409

Accumulated depreciation
Balance at January 31, 2022	$26,384
Additions	18,918
Effect of foreign currency translation	3,093
Balance at January 31, 2023	48,395
Additions	15,797
Effect of foreign currency translation	(7,718)
Balance at January 31, 2024	$56,474

Net carrying amounts
Balance, January 31, 2023	$60,953
Balance, January 31, 2024	$38,935

F-15 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

8. PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at January 31, 2024 and 2023:

	January 31, 2024	January 31, 2023

GST receivable	$2,352	$4,578
Prepaid expenses for general and administrative fees	73,572	122,137
Total prepaids and other receivables	$75,924	$126,715

9. WITHHOLDING TAXES PAYABLE

As at January 31, 2024 and 2023, the Company had $138,568 and $158,814 in Chilean withholding taxes payable, respectively.

10. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”).

The Company did not issue its common shares during the year ended January 31, 2024.

Share consolidation

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. As a result of the share consolidation, the number of issued and outstanding ordinary shares was reduced from 54,866,625 to 18,288,861 shares. The share consolidation did not change the proportionate ownership interest of any shareholder or the total equity attributable to the Company’s shareholders. All references to share and per share amounts in the financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

Common shares issued during the year ended January 31, 2023:

On May 16, 2022, the Company issued 1,102,888 units at a price of $0.45 per unit (each a “Unit”) for gross proceeds of $496,300 (the “2023 Offering”), of which $35,000 was associated with debt the Company converted to Units. Each Unit consisted of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.90 per common share, if exercised on or before May 16, 2023, and at a price of $1.80, if exercised between May 16, 2023, and on or before May 16, 2024. The Warrants were assigned $0.015 per warrant share value based on the residual method, as the fair market value of the Shares was below the offering price.

F-16 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

In connection with the 2023 Offering, the Company incurred $3,987 in regulatory fees, paid cash commissions aggregating $30,314, and issued 67,363 finders’ warrants (the “Finders’ Warrants”) valued at $25,076. The Finders’ Warrants are subject to the same terms and conditions as the Warrants purchased by other subscribers in the 2023 Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the Finders’ Warrants. The following assumptions were used:

Expected life of the Finders’ Warrants	2 years
Risk-free interest rate	2.64%
Expected dividend yield	Nil
Expected share price volatility	242%
Fair value at the date of transaction	$0.435

Common stock issued during the year ended January 31, 2022:

On May 14, 2021, the Company issued 9,803 shares of its common stock to a consultant for investor relations services. The Shares were issued pursuant to an independent contractors services agreement whereby the Company agreed to a US$5,000 monthly fee payable to a consultant during a three-month period commencing on April 14, 2021. At the discretion of the Company, the cash fee could have been paid in common shares of the Company at a deemed price of $0.618 (US$0.51) (per share for a total of 9,803 shares per month). At the time of the share issuance, the fair market value of the shares was $1.23 (US$1.02), therefore the Company recognized $12,117 as part of its investor relation fees.

On May 17, 2021, the Company closed a non-brokered private placement by issuing 1,283,222 units at a price of $0.45 per unit (each a “2022 Unit”) for gross proceeds of $577,450 (the “2022 Offering”). Each 2022 Unit consisted of one common share and one common share purchase warrant (the “2022 Warrant”). Each 2022 Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of $0.60 per common share for a period of 24 months from the date of issue. The 2022 Warrants are subject to an acceleration clause in the event that the common shares are listed on a recognized stock exchange and trade at a price of $0.90 or greater for 10 consecutive trading days, in which event the Company may notify warrant holders that the 2022 Warrants must be exercised within a period of 30 days. In case the 2022 Warrant holders do not exercise them within the accelerated 30-day period, the 2022 Warrants will expire automatically. The 2022 Warrants were assigned $Nil value based on the residual method, as the fair market value of the Shares was above the offering price.

In connection with the 2022 Offering, the Company paid cash commissions aggregating $22,239 and issued 49,770 Finders’ Warrants valued at $58,273. The Finders’ Warrants are subject to the same terms and conditions as the 2022 Warrants purchased by other subscribers in the 2022 Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the broker warrants. The following assumptions were used:

Expected Life of the Finders’ Warrants	2 years
Risk-Free Interest Rate	0.16%
Expected Dividend Yield	Nil
Expected Stock Price Volatility	255%
Fair Value at the date of transaction	$1.35

On June 15, 2021, the Company closed a non-brokered private placement by issuing 2,153,624 subscription receipts (each a “Subscription Receipt”) at a price of $0.45 per Subscription Receipt for aggregate gross proceeds of $969,131 (the “SR Offering”).

Each Subscription Receipt automatically entitled the holder thereof, without payment of any additional consideration and without further action on the part of the holder, to acquire one Subscription Receipt Unit (an “SR Unit”). Each SR Unit consisted of one common share and one common share purchase warrant of the Company (each, an “SR Warrant”). Each SR Warrant entitles the holder to purchase an additional common share of the Company at a price of $0.90 per common share, if exercised during the first year following the release from escrow, and at a price of $1.80, if exercised during the second year following the release from escrow. The SR Warrants were assigned $Nil value based on the residual method, as the fair market value of the Shares was above the offering price.

Until the escrow release conditions (including the listing of the Company’s common shares on a recognized stock exchange in Canada) were met in full, the Subscription Receipts, and the proceeds of the SR Offering were held in trust by an escrow agent appointed by the Company.

F-17 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

On November 18, 2021, the Company received a receipt for a final non-offering prospectus with the B.C. Securities Commission after which, having satisfied the escrow release conditions, the escrowed funds were released to the Company effective November 22, 2021, and an aggregate of 2,153,624 Subscription Receipts were automatically converted, without any further consideration, into 2,153,624 common shares of the Company and 2,153,624 SR Warrants.

In connection with the closing of the SR Offering, the Company paid certain registered investment dealers a total of $39,261 and issued 76,130 warrants to the finders valued at $92,653 (the “Broker SR Warrants”).

The Broker SR Warrants are subject to the same terms and conditions as the SR Warrants purchased by other subscribers in the SR Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the Broker SR Warrants. The following assumptions were used:

Expected life of the Broker SR Warrants	2 years
Risk-free interest rate	1.04%
Expected dividend yield	Nil
Expected stock price volatility	265%
Fair value at the date of transaction	$1.29

Warrants

The changes in the number of warrants outstanding during the years ended January 31, 2024 and 2023, are as follows:

	Year ended January 31, 2024		Year ended January 31, 2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	4,732,996	$1.14	3,562,745	$1.08
Warrants issued	-	n/a	1,170,251	$1.35
Warrants expired	(2,279,523)	$1.77	-	n/a
Warrants outstanding, ending	2,453,473	$1.17	4,732,996	$1.14

Details of warrants outstanding as at January 31, 2024, are as follows:

Number of warrants exercisable		Grant date	Exercise price and expiry date
1,283,222	(1)	May 17, 2021	$0.60 expiring on May 17, 2024, as extended on May 2, 2022
1,102,888	(1)	May 16, 2022	$1.80 expiring on May 16, 2024
67,363	(1)	May 16, 2022	$1.80 expiring on May 16, 2024
2,453,473

(1)	These warrants expired unexercised subsequent to January 31, 2024.

At January 31, 2024, the weighted average life of the warrants was 0.29 years.

Options

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

F-18 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

On November 24, 2021, the Company’s board of directors granted 583,333 incentive stock options to its directors, officers, and consultants. The stock options are exercisable at a price of $0.75 per share for a period of five years expiring on November 24, 2026. The options to acquire up to 566,667 shares vested immediately upon grant, and the Company recognized $330,425 as share-based compensation associated with these options. The fair value of these stock options was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

November 24, 2021
Expected life	5 years
Risk-free interest rate	1.56%
Expected dividend yield	Nil
Expected stock price volatility	186%
Fair value at the date of grant	$0.60

The option to acquire up to 16,666 shares issued to a consultant for investor relation services vested over a period of 12 months at a rate of 4,167 options per quarter beginning on February 24, 2022. During the year ended January 31, 2023, the Company recognized $2,393 as share-based compensation associated with these options (2022 - $4,770), which was included as part of consulting fees in the consolidated statement of comprehensive loss. The fair value of these stock options was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

January 31, 2023
Expected life	4-5 years
Risk-free interest rate	1.52% – 3.27%
Expected dividend yield	Nil
Expected stock price volatility	195% - 243%
Fair value at the date of grant	$0.21 - $0.654

The changes in the number of options outstanding during the years ended January 31, 2024 and 2023, are as follows:

	Year ended January 31, 2024		Year ended January 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	573,333	$0.75	583,333	$0.75
Options expired	(16,666)	$0.75	(10,000)	$0.75
Options outstanding, ending	556,667	$0.75	573,333	$0.75

Details of options outstanding as at January 31, 2024, are as follows:

Number of options exercisable	Grant date	Exercise price and expiry date
556,667	November 24, 2021	$0.75 expiring on November 24, 2026
556,667

Recovery of Short-Swing Profits

During the year ended January 31, 2022, the Company received $9,977 related to the recovery of short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended. The Company did not have similar transactions during the years ended January 31, 2024 and 2023.

11. FORGIVENESS OF DEBT

During the year ended January 31, 2022, the Company’s legal counsel agreed to forgive $13,667 the Company owed for services. In addition, the Company recorded $191 as forgiveness of debt associated with reversal of an old debt which exceeded the statute of limitations as promulgated under Chilean Laws.

The Company did not have similar transactions during the years ended January 31, 2024 and 2023.

F-19 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

12. RELATED-PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

Transactions with Related Parties

During the years ended January 31, 2024, 2023, and 2022, the Company incurred the following expenses with related parties:

	Years ended January 31,
	2024	2023	2022
Consulting fees to a company owned by an officer and director	$60,000	$60,000	$59,141
Consulting fees to a company controlled by officers and directors	45,000	60,000	60,070
Consulting fees paid or accrued to a company controlled by VP of Finance	-	7,120	24,036
Mineral exploration and general administrative expenses to a company controlled by officers and directors	5,400	99,984	42,760
Legal fees paid to a company controlled by a director	28,372	22,316	37,036
Rent fees accrued to a company controlled by officers and directors	-	-	9,034
Stock-based compensation for options to acquire up to 463,333 Shares issued to directors and officers	-	-	270,170
Total transactions with related parties	$138,772	$249,420	$502,247

On January 31, 2022, a company controlled by directors agreed to forgive a total of $16,925 the Company owed on account of office rent fees. The forgiveness of debt was recorded as part of share-based reserves. The Company did not have similar transactions during the years ended January 31, 2024 and 2023.

Amounts due to Related Parties

The following amounts were due to related parties as at:

	January 31, 2024	January 31, 2023

Due to a company owned by an officer and director (a)	$158,831	$95,814
Due to a company controlled by officers and directors (a)	155,803	147,261
Due to a company controlled by officers and directors (a)	203,450	156,200
Due to the Chief Executive Officer (“CEO”) (a), (b)	68,159	39,123
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,340	1,335
Due to a major shareholder (a), (b)	3,349	3,338
Due to a company controlled by a director (a)	9,291	-
Total due to related parties	$600,223	$443,071

(a)	Amounts are unsecured, due on demand and bear no interest.

(b)	On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,003 (US$1,500), CFO agreed to acquire the NSR for $1,335 (US$1,000), and the major shareholder agreed to acquire the NSR for $3,338 (US$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

F-20 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

The following amounts were due under the notes payable the Company issued to related parties:

	January 31, 2024	January 31, 2023
Note payable to CEO	$1,325,624	$1,376,629
Note payable to CFO	17,664	16,253
Note payable to a company controlled by officers and directors	200,240	184,897
Note payable to a company controlled by officers and directors	340,611	-
Note payable to a major shareholder	677,552	624,761
Total notes payable to related parties	$2,561,691	$2,202,540

The above notes payable to related parties accumulate interest at a rate of 8% per annum and are unsecured.

During the year ended January 31, 2024, the Company accrued $189,926 (January 31, 2023 - $162,724, January 31, 2022 - $118,144) in interest expense on the notes payable to related parties.

13. SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments with all current exploration activities being conducted in Chile. All of the Company’s equipment and exploration and evaluation assets are located in Chile as follows:

	January 31, 2024	January 31, 2023
Equipment	$38,935	$60,953
Exploration and evaluation assets	700,852	803,251
	$739,787	$864,204

14. INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows:

	Year ended January 31,
	2024	2023	2022
Net loss before tax	$(637,809)	$(1,769,501)	$(1,622,000)
Statutory income tax rate	27%	27%	27%
Expected income tax recovery at statutory income tax rates	(173,000)	(478,000)	(438,000)
Non-deductible expenditures	31	646	90,924
Other	(132,752)	(78,026)	(136,333)
Adjustment to prior year provisions versus statutory tax returns	108,721	91,380	39,409
Change in valuation allowance	197,000	464,000	444,000
Income tax recovery	$-	$-	$-

The Company’s deferred tax assets and liabilities are comprised of the following:

	Year ended January 31,
	2024	2023	2022
Deferred tax assets (liabilities):
Federal loss carryforwards	$3,669,000	$3,108,000	$2,626,000
Mineral properties	40,000	40,000	38,000
Share issue costs	5,000	8,000	9,000
	3,714,000	3,156,000	2,673,000
Valuation allowance	(3,714,000)	(3,156,000)	(2,673,000)
Net deferred tax asset	$-	$-	$-

F-21 | Page

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2024, 2023 and 2022 (Expressed in Canadian Dollars)

The Company has approximately $2,118,000 in net operating loss carry forwards in Canada that may be offset against future taxable income, which may be used to reduce future taxable income and expire in the year 2044. The Company also has approximately $6,446,000 of Chilean tax losses. The Chilean tax losses can be carried forward indefinitely.

The Company has approximately $6,463,000 in United States net operating loss carry forwards, $2,196,000 of which expire in 2037. The remaining balance of $4,267,000 will never expire but its utilization is limited to 80% of taxable income in any future year.

15. Capital Management

The Company manages its capital, consisting of share and working capital, in a manner consistent with the risk characteristic of the assets it holds. All sources of financing are analyzed by management and approved by the Board of Directors. The Company’s objectives when managing capital is to safeguard the Company’s ability to continue as a going concern and to support the exploration and development of its exploration and evaluation assets and to sustain future development of its business. The Company is meeting its objective of managing capital through preparing short-term and long-term cash flow analysis to ensure an adequate amount of liquidity. The Company is not subject to any externally imposed capital restrictions. There were no changes in the Company’s approach to capital management during the period.

16. SUBSEQUENT EVENTS

Related Party Notes and Advances:

Subsequent to January 31, 2024, the Company entered into a loan agreement with Ms. Caitlin Jeffs, the Company’s director and former CEO and President, for a total of $40,033, and into a number of loan agreements with Fairtide Ventures, an entity controlled by Ms. Jeffs, for a total of $61,740. These loans accumulate interest at a rate of 8% per annum, are unsecured, and payable on demand. In addition, Ms. Caitlin Jeffs advanced to the Company a further $3,500; this advance does not bear any interest and is payable on demand.

Restructuring of Certain Debt with Related Parties:

Subsequent to January 31, 2024, The Company restructured certain debt (the “Restructuring”) in the amount of $1,911,451 (the “Debt”) owed to its related parties, whereby the creditors agreed to forgive a total of $145,847 in interest accrued on the notes payable, and to restructure repayment of remaining balance of $1,765,604 over a period of 60 months in installment payments every six months, commencing on the date that is six months from the date of the Debt Agreements, being May 9, 2024.

In addition, the Company was also notified that $450,000 owed under the notes payable with related parties have been reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024. The reassigned amount bears no interest and is payable on demand.

F-22 | Page

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Articles of Red Metal Resources Ltd. (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
1.2	Certificate of Continuation dated February 10, 2021 (incorporated by reference to exhibit 3.1 of Form 8-K filed on February 18, 2021)
2(d)	Description of Securities (incorporated by reference to exhibit 2(d) of Form 20-F filed on May 31, 2022)
4.1	Escrow Agreement dated November 9, 2021(incorporated by reference to exhibit 4.1 of Form 20-F filed on May 31, 2022)
4.2	Mining Royalty Agreement with Caitlin Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.1 of Form 8-K filed on August 5, 2020)
4.3	Mining Royalty Agreement with Richard Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.2 of Form 8-K filed on August 5, 2020)
4.4	Mining Royalty Agreement with Joao Da Costa dated for reference July 29, 2020 (incorporated by reference to exhibit 10.3 of Form 8-K filed on August 5, 2020)
4.5	Stock Option Plan (incorporated by reference to exhibit 10.1 of Form 8-K filed on July 15, 2021)
4.6	Loan Agreements and Notes Payable among Red Metal Resources Ltd. and Caitlin Jeffs (incorporated by reference to exhibit 4.6 of Form 20-F filed on May 31, 2022)
4.7	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 18, 2023 (incorporated by reference to exhibit 4.7 of Form 20-F filed on May 31, 2023)
4.8	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference March 30, 2023 (incorporated by reference to exhibit 4.8 of Form 20-F filed on May 31, 2023)
4.9	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference April 6, 2023 (incorporated by reference to exhibit 4.9 of Form 20-F filed on May 31, 2023)
4.10	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 15, 2023 (incorporated by reference to exhibit 4.10 of Form 20-F filed on May 31, 2023)
4.11	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference June 14, 2023
4.12	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference June 29, 2023
4.13	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference July 14, 2023
4.14	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference September 18, 2023
4.15	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference October 6, 2023
4.16	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference October 26, 2023
4.17	Amended Loan Agreement and Note Payable among Red Metal Resources Ltd., Caitlin Jeffs and Fairtide Ventures dated for reference November 1, 2023
4.18	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference November 14, 2023
4.19	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference December 20, 2023
4.20	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 25, 2023
4.21	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 31, 2024.
4.22	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Richard Jeffs dated for reference January 31, 2024.
4.23	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Joao (John) Da Costa dated for reference January 31, 2024.
4.24	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference January 31, 2024.
4.25	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference March 1, 2024.
4.26	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference April 4, 2024.
4.27	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference April 8, 2024.
4.28	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference April 19, 2024.
4.29	Debt Restructuring Agreement among Red Metal Resources Ltd., Joao Da Costa, Richard Jeffs, Caitlin Jeffs, and Fairtide Ventures dated for reference May 9, 2024.
4.30	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 13, 2024.
8.1	List of significant subsidiaries of the Company (incorporated by reference to exhibit 21.1 of Form 10-K filed on May 3, 2021)
11.1	Code of Business Ethics (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
11.2	Audit Committee Charter (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
13.1	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Executive Officer)
13.2	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Financial and Accounting Officer)
15.1	Consent of Scott Jobin-Bevans
15.2	Management’s Discussion and Analysis for the year ended January 31, 2022 (incorporated by reference to exhibit 15.2 of Form 20-F filed on May 31, 2022)
15.3	Management’s Discussion and Analysis for the year ended January 31, 2023 (incorporated by reference to exhibit 15.3 of Form 20-F filed on May 31, 2023)
15.4	Management’s Discussion and Analysis for the year ended January 31, 2024

67

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RED METAL RESOURCES LTD.

/s/ Gregory Jensen
Gregory Jensen
Chief Executive Officer

Date: May 30, 2024

68