Form 20-F
period 2025-01-31
RED METAL RESOURCES, LTD.
filed 2025-06-02
CIK 1358654

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2025

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

Caitlin Jeffs, Telephone: 1.866. 907.5403, invest@redmetalresources.com

102-278 Bay St. Thunder Bay, ON P7B 1R8

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

i

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

40,035,726 Common Shares without par value issued and outstanding as at January 31, 2025.

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

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this Annual Report, including the documents incorporated by reference herein, may constitute forward-looking information, future-oriented financial information, or financial outlooks (collectively, “forward-looking information”) within the meaning of Canadian securities laws. Forward-looking information may relate to this Annual Report, the Company’s future outlook and anticipated events or results and, in some cases, can be identified by terminology such as “may”, “could”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “projects”, “predict”, “potential”, “targeted”, “possible”, “continue” or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable. In particular, this Annual Report contains forward-looking statements pertaining to the following:

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

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources,” or “inferred mineral resources,” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a significant amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by our company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or15(d) of the Exchange Act. However, the information we file or furnish will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less publicly available information concerning us than for a company that files as a domestic issuer. We will continue to file our Forms 20-F or 6-K until we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we will be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

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

Risks Relating to the Company’s Conversion and Continuation

The Company continues to be treated as a U.S. corporation and taxed on its worldwide income after the conversion and continuation.

The conversion and continuation of the Company from the State of Nevada to the Province of British Columbia, Canada, was considered a migration of the Company from the State of Nevada to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code generally provides that certain corporations migrating from the United States will remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating, compared to its total business activities.

The Company’s management has determined that Section 7874(b) of the Code applies to the Company’s migration from the State of Nevada to the Province of British Columbia, Canada, and therefore it continues to be subject to United States federal income taxation on its worldwide income.

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

Because most of the Company’s assets after the conversion and continuation are in cash or cash equivalents and shares of its wholly-owned subsidiary, Minera Polymet SpA, the Company may in the future be classified as a PFIC. If it is classified as a PFIC, then the holders of shares of the Company who are U.S. taxpayers may be subject to PFIC provisions, which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of the Company or on distribution from the Company.

Holders of shares of the Company who are U.S. taxpayers should consult their own tax advisors with respect to the application of the PFIC rules in their particular circumstances.

Negative Operating Cash Flow

During the years ended January 31, 2025, 2024, and 2023 the Company earned no revenue while the net loss from operations totaled $893,717, $637,809, and $1,769,501, respectively. If the Company does not find sources of financing as and when needed, it may be required to cease its operations.

Mineral exploration and development are costly. During the fiscal year ended January 31, 2025, the Company generated no revenue from its operations, and its operating expenses totalled $692,221 (2024 - $426,533; 2023 - $1,582,113). These expenses were further increased by $177,956 (2024 - $189,926; 2023 - $162,724) in interest accrued on the notes payable, $38,220 accretion of the fair value of long-term notes payable (2024 - $Nil; 2023 - $Nil), and a $10,236 loss on foreign exchange fluctuation (2024 - $21,350; 2023- $24,664), and were in part offset by a $24,916 gain associated with debt forgiveness (2024 - $Nil; 2023 - $Nil). Since its inception, the Company has supported its operations through equity and debt financing, as well as option payments received on option or joint venture agreements, and royalty payments from third-party vendors who were allowed to mine its Chilean claims. The Company’s ability to continue its operations, including exploring and developing its properties, will depend on the Company’s ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until the Company earns sufficient revenue to support its operations, which may never occur, it will continue to rely on loans and sales of its equity or debt securities to sustain its development and exploration activities. If the Company does not find sources of financing as and when needed, it may be required to curtail severely, or even to cease, its operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared on the assumption that it will continue as a going concern. From the Company’s inception on January 10, 2005, the Company has accumulated losses of $15,445,791. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems include, but are not limited to, identifying claims with mineral deposits that can be mined cost-effectively, the costs associated with acquiring such properties, and the availability of human or equipment resources. The Company cannot assure that it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue incurring operating losses over the next 12 months.

Debt Owed to Related Parties

As of January 31, 2025, the Company owed $631,158 to related parties that were due in the following 12-month period for the services and reimbursable expenses they have provided; in addition, the Company owed its related parties a total of $2,039,862 on account of notes payable with variable maturities, of which $314,660 were payable on demand, and $1,725,202 were payable in series of semi-annual payments between July 15, 2025 and  May 9, 2029. The Company does not have sufficient cash resources to pay its debt to related parties; therefore, it may decide to partially settle these obligations by issuing shares of the Company’s common stock. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

Financing Risks

The Company has no history of significant earnings, and due to the nature of its business, there can be no assurance that it will be profitable. The Company has not paid dividends on its shares since its incorporation and does not anticipate doing so in the foreseeable future. The Company’s only current source of funds is through the sale of its securities. Even if the results of any future exploration are encouraging, the Company may not have sufficient funds to conduct further exploration that may be necessary to determine whether a commercially mineable deposit exists on the Properties. While the Company may generate additional working capital through equity offerings or the sale or possible syndication of the Properties, there is no assurance that any such funds will be available. If available, future equity financing may result in substantial dilution to shareholders.

Speculative Nature of Mineral Exploration

Resource exploration is a speculative business, characterized by several significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, although present, are insufficient in quantity and quality to yield a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be influenced by several factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any chosen mining site. Although significant benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations, and you may lose your investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company’s production capabilities will be subject to further risks and uncertainties, including:

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

Market Factors May Affect Ability to Market Any Minerals Found

Even if the Company discovers minerals that can be extracted cost-effectively, it may be unable to find a ready market for its minerals. Many factors beyond the Company’s control affect the marketability of minerals. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including those related to prices, taxes, royalties, land tenure, land use, importing and exporting minerals, and environmental protection. The Company cannot accurately predict the impact of these factors; however, any combination of these factors could result in an inadequate return on invested capital.

Mineral Exploration is Hazardous

The search for minerals is hazardous. During the exploration, development, and production of mineral properties, the Company may incur liability or damages as it conducts its business, due to the inherent dangers of mineral exploration, including pollution, cave-ins, fires, flooding, earthquakes, and other hazards. It is not always possible to fully insure against such risks or against which the Company may elect not to insure. The Company has no insurance coverage for these types of hazards, nor does it anticipate obtaining such insurance for the foreseeable future. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.

Government Regulations

The mining industry is subject to various levels of government control and regulation, which are periodically supplemented and revised. The Company cannot predict what legislation or revisions might be proposed that could affect its business, or when any such proposals, if enacted, might take effect. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other notable status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date. However, if the Company mines the Properties and processes more than 5,000 tonnes of ore per month, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property. The Company has no immediate or intermediate plans to process ore on any of the Properties.

If the Company fails to comply with applicable environmental, health, and safety laws and regulations, it may be fined, enjoined from continuing its operations, and subject to other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot assure that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may impact the Company’s operations. These laws and regulations establish various standards that regulate specific aspects of health and environmental quality. They provide for penalties and other liabilities for violating such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Permission to operate can be withdrawn temporarily in cases where there is evidence of serious breaches of health and safety standards, or permanently in the event of extreme violations of these standards. The Company may incur significant liabilities for damages, cleanup costs, or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties, or noncompliance with environmental laws or regulations. In all significant developments, the Company generally relies on recognized designers and development contractors from whom the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health, and safety laws and regulations, and operating in accordance with applicable environmental standards. There is a risk that environmental laws and regulations may become more stringent, increasing the cost of the Company’s operations.

Competition

The mining industry is intensely competitive in all its phases. The Company competes for the acquisition of mineral properties, claims, leases, and other mineral interests, as well as for the recruitment and retention of qualified employees. Many companies possess greater financial resources and technical facilities than the Company. The competition in the mineral exploration and development industry could have an adverse impact on the Company’s ability to acquire suitable properties or prospects for future mineral exploration.

Stress in the Global Economy

Adverse fluctuations in the global economy may lead to a general tightening in credit markets, lower liquidity levels, increased rates of default and bankruptcy, and reduced business spending, all of which could harm the Company’s business, results of operations, financial condition, and liquidity. The Company’s suppliers may be unable to supply it with the necessary raw materials on a timely basis, may increase prices, or go out of business, which could result in the Company’s inability to carry out its planned exploration programs. Furthermore, it may become difficult to locate other mineral exploration companies with available funds willing to engage in risky ventures such as the exploration of the Properties.

Such conditions may make it very difficult to forecast operating results, make business decisions and identify and address material business risks. As a result, the Company’s operating results, financial condition and business could be adversely affected.

The Company conducts operations in a foreign jurisdiction and is subject to certain risks that may limit or disrupt its business operations.

The Company’s head office is in Canada, its main mineral exploration operations are in Chile, with the recent addition of mineral exploration projects in Ontario and Quebec. Investments in mineral exploration are subject to the risks generally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for US dollars, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

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

The Company’s ability to realize a return on its investment in mineral claims depends upon whether it maintains the legal ownership of the claims. Title to mineral claims involves risks inherent in the process of determining claim validity and the ambiguous transfer history characteristic of many mineral claims. The Company takes a number of steps to protect the legal ownership of its claims, including having its contracts and deeds notarized, recording these documents with the registry of mines and publishing them in the mining bulletin. The Company also regularly reviews the mining bulletin to determine whether other parties have staked claims over its land. However, none of these steps guarantees that another party could not challenge the Company’s right to a claim. Any such challenge could be costly to defend, and if the Company were to lose its claim, its business and prospects would likely be materially and adversely affected.

No Anticipation of Payment of Dividends

A dividend has never been declared or paid in cash on the Common Shares. The Company does not anticipate such a declaration or payment for the foreseeable future. The Company intends to retain any earnings to develop, carry on, and expand its business.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada have experienced high levels of price and volume volatility, and the market prices of securities for many companies have undergone wide fluctuations, which have not necessarily been related to their operating performance, underlying asset values, or prospects. There can be no assurance that continual fluctuations in price will not occur. It is anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in generating revenues, cash flows, or earnings. The value of Common Shares will be affected by such volatility.

Fluctuating Mineral Prices and Currency Risk

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the Company’s control may affect the marketability of any discovered metals. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

The Company sometimes holds a significant portion of its cash in US dollars. Currency exchange rate fluctuations can result in conversion gains and losses, diminishing the value of cash held in US dollars. If the US dollar declined significantly against the Canadian dollar or the Chilean peso, its US dollar purchasing power in Canadian dollars and Chilean pesos would also decrease significantly, which could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. Should any key directors or officers leave, it might negatively impact the Company’s operations and future growth. There is no assurance that the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

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

Difficulty for United States Investors to Effect Services of Process Against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada, and all of the Company’s material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflicts of Interest

Some of the directors and officers are actively engaged and will continue to be involved in seeking additional business opportunities on behalf of other corporations. As a result, situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company may be or become directors or officers of other companies engaged in various business ventures. To avoid the possible conflict of interest which may arise between the directors’ duties to the Company and their responsibilities to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

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

“Penny Stock” Rules May Make Buying or Selling Our Common Stock Difficult, and Severely Limit Its Marketability and Liquidity

Because the Company’s securities are considered a penny stock, shareholders will be more limited in their ability to sell their shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than US$5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. Because the Company’s securities constitute “penny stocks” within the meaning of the rules, the rules apply to the Company and its securities. The rules may further affect the ability of owners of shares to sell the Company’s securities in any market that might develop for them. As long as the trading price of the Common Shares is less than US$5.00 per share, the Common Shares will be subject to Rule 15g-9 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

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

Tax Issues

The income tax consequences related to the Common Shares will vary depending on the circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers before investing in Common Shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all the risks. There may be other risks.

The Company has sought to identify what it believes to be the most significant risks to its business. Still, it cannot predict whether, or to what extent, any of such risks may be realized, nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all such risk factors before making an investment decision with respect to the Company’s Common Shares.

Item 4. Information on the Company

A. History and Development of the Company

Company Name

The legal and commercial name of the company is Red Metal Resources Ltd.

Principal Office

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5. The Company does not have an agent in the United States. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8.

Corporate Information and Important Events

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia through a process known as “conversion” under the Nevada Revised Statutes and “continuation” under the Business Corporations Act (British Columbia). Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

On November 18, 2021, the Company filed a final non-offering prospectus with the British Columbia Securities Commission and became a reporting issuer in the Province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the “CSE”) and began trading under the symbol “RMES” at market open on November 25, 2021. Consequently, the Company became a reporting issuer in the province of Ontario. The Company’s common shares continue to trade on the OTC Link alternative trading system, specifically on the OTC Pink marketplace, under the symbol “RMESF”.

On August 21, 2007, the Company formed Minera Polymet Limitada (“Polymet”) as a limited liability company under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet’s incorporation from a Limited Liability Company to a Closed Stock Corporation (“SpA”). As of the date of this Form 20-F, the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

The Company is engaged in the business of mineral exploration in Chile and Canada with the objective of exploring and, if warranted, developing mineral properties. All of the Company’s Chilean mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects, both located on the Carrizal Property, and the Mateo Project located on the Mateo Property.

In Canada, the Company’s mineral claims are located in the Larder Lake Mining District of Ontario, along the Quebec border near Ville-Marie, Quebec, and in the Timiskaming Graben formation, approximately 15 km north of Ville-Marie, Quebec. As of the date of this Annual Report on Form 20-F, the Company’s total portfolio of claim blocks in this highly prospective discovery area consists of seven separate packages, covering 172 mineral claims and totalling over 4,546 hectares to the North, Northeast and Southwest of QIMC’s Hydrogen-in-soil sample discovery as well as covering similar geology to the west into Ontario. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions. To date, 164 of the 172 claims have been approved by the Quebec Ministry of Natural Resources and Forests and the Ontario Ministry of Mines.

In addition to holding its Chilean and Canadian projects, as an exploration company, the Company periodically stakes, purchases, or options claims to allow sufficient time and access to thoroughly consider the geological potential of the claims.

The Company’s flagship project, the Farellón Project, is an early-stage exploration property consisting of eight mining concessions totalling 1,234 hectares.

Consistent with the Company’s historical practices, management continues to monitor costs by reviewing the Company’s mineral claims to determine whether they possess the geological indicators that economically justify the capital required to maintain or explore them. At the time of this Annual Report, Polymet has one employee and engages independent consultants on an as-needed basis. Most of the Company’s support, including vehicles, office space, and equipment, is supplied under short-term contracts. The only long-term commitments the Company has are for royalty payments on four of its mineral concessions: Farellón Alto 1-8, Quina 1-56, Exeter 1-54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all concessions included in its properties.

The cost and timing of all planned exploration programs are contingent upon the availability of qualified mining personnel, including consulting geologists, geotechnicians, and drillers, as well as drilling equipment. Although Chile and Canada have a well-trained and qualified mining workforce from which to draw, if the Company is unable to find the personnel and equipment needed at the prices budgeted for the programs, the Company might have to revise or postpone its exploration plans.

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

During the fiscal year ended January 31, 2023, the Company continued sampling for drillholes; however, no visual estimates of grade have been made.

Due to a lack of operating capital, during the fiscal years ended January 31, 2025 and 2024, the Company conducted no material exploratory operations on any of its mineral properties, and the second phase of the drill program on the Farellón Project was postponed until Spring of 2025.

The Company commenced an extensive sampling and mapping work program in February 2025, designed to follow up on and extend previously identified veins that comprise approximately 15 km of veining extending along strike from the historic Carrizal Alto mine.

This active 2025 work program continues to delineate the vast vein system on the Carrizal property and will aid in refining future drill targets.

Acquisition of Point Piche and Larder Lake Projects

On October 30, 2024, the Company executed a definitive agreement (the “Quebec Agreement”) to acquire a 100% interest in three separate packages of mineral claims (11 mineral claims in total) and applications to acquire eight further mineral claims located within the Timiscaming Graben formation, approximately 15 km north of Ville Marie, Quebec, situated between two major mining cities and accessible by road (Route 101) (the “Point Piche Project”).  On November 1, 2024, the Company executed an additional agreement to acquire four additional mineral claims, which were added to its Point Piche Project.

The Point Piche Project is contiguous to Quebec Innovative Materials Corp.’s (“QIMC”) recent expansion claims staking and in the area of the expansion of its natural, renewable hydrogen discovery.

Under the terms of the Quebec Agreement, the Company paid $5,000 and agreed to issue up to 1,600,000 common shares. Of these, 1,100,000 shares were issued on November 13, 2024, and the remaining 500,000 common shares will be issued once the remaining eight claim applications are approved.  No royalty is to be paid out of any potential future revenue.

On December 2, 2024, the Company executed a definitive agreement (the “Ontario Agreement”) to acquire a 100% interest in three separate claim packages totaling 149 mineral claim units and 3,246 hectares located in Larder Lake Mining Division of Ontario (“Larder Lake Project”), contiguous to Quebec Innovative Materials Corp, and are accessible from the town of Timiskaming Shores by road and boat.

Under the terms of the Ontario Agreement, the Company agreed to a cash payment of $8,000 and to issue 2,250,000 common shares, which were issued on December 12, 2024. No royalty is to be paid out of any potential future revenue.

Takeover Offers

The Company is not aware of any indication of public takeover offers by third parties in respect of its common shares during the current and the two preceding financial years.

The U.S. Securities and Exchange Commission (SEC) maintains an internet site that contains reports, proxy statements, information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Additional information can be found on the Company’s website at http://www.redmetalresources.com/ and on Sedar+ at www.sedarplus.ca.

B. Business Overview

Nature of Operations and Principal Activities

The Company is engaged in the business of mineral exploration in Chile and in Canada with the objective of exploring and, if warranted, developing mineral properties. All of the Company’s Chilean mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, III Region of Atacama, Chile. The Company has three copper-gold projects on two properties, namely the Farellón and Perth Projects, both located on the Carrizal Property, and the Mateo Project located on the Mateo Property.

In Canada, the Company’s mineral claims are located in the Larder Lake Mining District of Ontario, along the Quebec border near Ville-Marie, Quebec, and in the Timiskaming Graben formation, approximately 15 km north of Ville-Marie, Quebec. As of the date of this Annual Report on Form 20-F, the Company’s total portfolio of claim blocks in this highly prospective discovery area consists of seven separate packages, covering 172 mineral claims and totalling over 4,546 hectares to the North, Northeast and Southwest of QIMC’s Hydrogen-in-soil sample discovery as well as covering similar geology to the west into Ontario. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions. To date, 164 of the 172 claims have been approved by the Quebec Ministry of Natural Resources and Forests and the Ontario Ministry of Mines.

The Company’s flagship project, the Farellón Project, is an early-stage exploration project comprising eight exploitation concessions covering a total area of 1,234 hectares.

The Company acquired the initial mining claim for the Farellón Project pursuant to an assignment agreement between Polymet and Minera Farellón Limitada (“Minera Farellón”) dated September 25, 2007, and amended on November 20, 2007. Under the terms of the assignment agreement, Minera Farellón agreed to assign to Polymet its option to buy the Farellón 1-8 mining concession. Polymet acquired the option on April 25, 2008, and concurrently assumed all of Minera Farellón’s rights and obligations under the Farellón option agreement. Polymet exercised the option and bought the property from the vendor on April 25, 2008. The patented mining concessions are registered in the name of and owned 100% by Polymet.

On September 17, 2008, the Company acquired the Cecil 1-49, Cecil 1-40 and Burghley 1-60 claims for an aggregate purchase price of $27,676. On December 1, 2009, the Company initiated the manifestación process by applying to convert the Cecil 1-40 and Burghley 1-60 exploration (pedimento) claims to mining (mensura) claims. In January 2013, the Company abandoned the manifestacion process for the Cecil 1-40 and Burghley 1-60 claims as the Company discovered that the most prospective ground, as outlined in the Company’s prospecting and mapping program completed in April 2012, was covered by several mensuras underlying both claims.

On August 21, 2012, the Company acquired four mineral claims - Azucar 6-25, Kahuna 1-40, Stamford 61-101, and Teresita - through a government auction for a total price of $19,784.

On December 15, 2014, the Company entered into an option agreement with David Marcus Mitchell to acquire a 100% interest in the Quina 1-56 clam (the “Quina Claim”). The Quina Claim covers 251 hectares and is centered at 310,063 east and 6,890,435 south UTM PSAD56 Zone 19 and is contiguous to the Farellón Property. Acquisition of the Quina Claim added approximately 2 kilometers of strike length of the Farellón Veins. To acquire 100% interest in the Quina Claim, the Company made a total of $150,000 in combined stock and cash payments, completing the acquisition on December 15, 2018.

On June 3, 2015, the Company entered into an option agreement, effective as of June 15, 2015, with Minera Stamford S.A. to earn a 100% interest in a mining claim known as “Exeter 1-54” (the “Exeter Claim”). The Exeter claim totals 235 hectares and is contiguous to the Farellón Property, which is located in the Carrizal Alto mining district, located approximately 75 kilometers northwest of the city of Vallenar, 150 kilometers south of Copiapo and 20 kilometers west of the Pan American Highway. To acquire 100% interest in the Exeter claim, the Company paid a total of $150,000 and completed the transaction on May 12, 2019.

These properties comprise substantial land holdings in a historical mining district that was a prolific past producer, shut down due to economic conditions rather than the exhaustion of deposits. The Company’s Carrizal Property, adjacent and contiguous to the Carrizal Alto Mine, has undergone only limited modern exploration, which has so far demonstrated the potential of the property to host a mineralized deposit.

The Company’s Perth and Mateo Projects are both early-stage exploration projects. The Perth Project comprises 13 mining concessions covering 2,044 hectares, and the Mateo Project consists of 5 mineral concessions covering 182 hectares. Both projects are 100% owned by Polymet.

To date, the Company has not determined whether its claims contain economically recoverable mineral reserves and has not generated revenues from its principal business.

Principal Market and Revenues

The Company does not currently have any market, as it has not yet identified any mineral resource on any of the Company’s properties that is of a commercially exploitable quantity. If the Company succeeds in identifying a mineral resource in commercially exploitable quantities, its principal markets will consist of metals refineries, base metal traders and dealers. The Company’s first customer is likely to be ENAMI, the Chilean national mining company, which refines and smelts copper from the ore it purchases from Chile’s small- and medium-scale miners. ENAMI is located in Vallenar. The Company could also sell its ore to the Dos Amigos heap leach facility located approximately fifty kilometers south of Vallenar in Domeyko.

To date, the Company has not generated any revenues from any of its properties.

Seasonality of the Business

The Company’s mineral exploration activities in Chile are not subject to seasonal variation due to the year-round favourable weather conditions in that region. However, the Company has recently acquired mineral properties in Quebec and Ontario, Canada, where exploration activities may be subject to seasonal limitations. In particular, adverse winter weather conditions in these provinces may restrict or delay certain fieldwork during the colder months.

Sources and Availability of Raw Materials

The raw materials for the Company’s exploration programs include camp equipment, hand exploration tools, sample bags, first aid supplies, groceries and propane. All of these types of materials are readily available from various local suppliers.

Marketing Channels

The Company does not currently have any market, as it has not yet identified any mineral resource on any of its properties that is of a commercially exploitable quantity, and therefore does not currently engage in marketing activities.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting its business operations, the Company does not depend on any patented or licensed processes, technologies, industrial, commercial, or financial contracts, or new manufacturing processes.

Competitive Conditions

The mineral exploration business is a highly competitive industry. The Company competes with numerous other exploration companies seeking minerals. We are one of the smallest exploration companies and a very small participant in the mineral exploration business. As a junior mineral exploration company, Red Metal compete with other similar companies for financing, joint venture partners, and resources such as professional geologists, camp staff, helicopters, mineral exploration contractors and supplies. The Company does not represent a competitive presence in the industry.

Governmental Regulations

The mining industry is subject to various levels of government control and regulation, which are periodically supplemented and revised. The Company cannot predict what legislation or revisions might be proposed that could affect its business, or when any such proposals, if enacted, might take effect. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other notable status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date. However, if the Company mines the Properties and processes more than 5,000 tonnes of ore per month, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property. The Company has no immediate or intermediate plans to process ore on any of the Properties.

If the Company fails to comply with applicable environmental, health, and safety laws and regulations, it may be fined, prevented from continuing its operations, and face other penalties. Although the Company makes every effort to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will consistently comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from whom the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company’s operations more expensive.

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

The Company’s secondary office is located at 278 Bay Street, Suite 102, Thunder Bay, ON P7B 1R8. The Company rents this location from Fladgate Exploration Consulting Corporation (“Fladgate”), a company owned by Ms. Caitlin Jeffs, director and CEO of Red Metal, and Mr. Michael Thompson, director and VP of Exploration for Red Metal, who each hold 33% of Fladgate. The Thunder Bay office is provided to the Company free of charge. This space acts as the Company’s mailing address, and accommodates Ms. Jeffs and Mr. Thompson, as well as provides geological support.

The Company’s Chilean office is located in Vallenar, the III Region of Atacama, Chile. This office is provided to the Company free of charge by Mr. Jeffs, the Company’s major shareholder and father of the Company’s CEO, Caitlin Jeffs.

The Company believes that the existing space is adequate for the Company’s current needs. Should the Company require additional space, the Company believes that such space can be secured on commercially reasonable terms.

Overview of Mineral Properties

Mineral Properties Located in Chile

The Company has assembled its Chilean mineral properties through a number of transactions since 2007. These properties are identified and further detailed in the table below as the Carrizal Property, containing the Farellón and Perth Project areas, and the Mateo Property:

Table 1 - Mineral Properties Located in Chile

	Percentage,	Hectares
Property	type of claim	Gross area	Net area(a)
Farellón
Farellón Alto 1 - 8	100%, mensura	66
Quina 1 - 56	100%, mensura	251
Exeter 1 - 54	100%, mensura	235
Cecil 1 - 49	100%, mensura	228
Teresita	100%, mensura	1
Azucar 6 - 25	100%, mensura	88
Stamford 61 - 101	100%, mensura	165
Kahuna 1 - 40	100%, mensura	200
		1,234	1,234

	Percentage,	Hectares
Property	type of claim	Gross area	Net area(a)
Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a)Irene and Irene II overlap each other; resulting in the net area of both claims being 50 hectares.

Carrizal Property - Farellón and Perth Projects

Technical Report

The information in this Annual Report on Form 20-F with respect to the Carrizal Property is mostly derived from the report titled “Independent Technical Report on the Carrizal Cu-Co-Au Property” dated August 31, 2021, with an effective date of August 1, 2021, written by Scott Jobin-Bevans, Ph.D., PMP, P. Geo of Caracle Creek International Consulting Inc. (the “Technical Report”). The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Jobin-Bevans is an independent “Qualified Person” for purposes of NI 43-101. The full text of the Technical Report is available for review at the mailing address of the Company at 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8, and may also be accessed online under the Company’s SEDAR profile at www.sedarplus.ca and on the Company’s website http://www.redmetalresources.com. Any information provided with respect to work completed after January 2022 has been added by management.

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

Title/Interest

The Company owns all of the concessions in the Carrizal Property through the right of title.

Surface Rights and Legal Access

The surface rights of the Carrizal Property are owned by the Chilean government; however, if the Carrizal Property is developed and mined at a later date, the surface rights will need to be secured as part of the permitting process. Surface rights are rented to mines for the life of the mine by the Chilean government, and claim holders have legal, unimpeded access to their pedimentos and mensuras.

Other Land Tenure Agreements

There are pre-existing Net Smelter Return Royalties (“NSR”) on the properties as outlined in Table 2 below, and there are no other known land tenure agreements regarding the Carrizal Property. To date, only the existing mensuras and those that are in progress have been surveyed by the Chilean government. The remaining concessions, which are exploration pedimentos, do not require a survey until an application has been made to transfer them to mensuras.

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

Pursuant to Mining Royalty Agreements dated July 29, 2020 (“Mining Royalty Agreements”), Polymet offered royalties to each of Richard Jeffs, Caitlin Jeffs and Joao (John) Da Costa (each a “Royalty Holder”) for total aggregate consideration of US$5,000. The Mining Royalty Agreements have not been finalized in accordance with Chilean law. Upon finalization, according to Chilean law, any future royalties arising from the sale of mineral and other materials from the mining properties listed in the table below (collectively, the “Carrizal Property”) will be payable to each of the Royalty Holders in accordance with the terms of their respective Mining Royalty Agreements. The royalty payments are only payable once Polymet initiates or restarts the operation, exploitation, and subsequent sale of minerals and other materials from the Properties.

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

Mineral Tenure

Chile’s current mining and land tenure policies were incorporated into laws in 1982 and amended in 1983. The laws were established to secure the property rights of both domestic and foreign investors and to stimulate mining development in Chile. While the state owns all mineral resources, exploration and exploitation of these resources are permitted by acquiring mining concessions, which are granted by the courts according to the law.

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

Pedimento

A pedimento is an initial exploration concession with well-defined UTM coordinates delineating the north-south and east-west boundaries. The minimum size of a pedimento is 100 ha, and the maximum is 5000 ha, with a maximum length-to-width ratio of 5:1. A pedimento is valid for a maximum period of 2 years. At the end of the 2-year period, it can either be reduced in size by at least 50% and renewed for an additional 2 years or entered into the process to establish a permanent concession by converting it into a manifestacion. New pedimentos are allowed to overlap pre-existing pedimentos. However, the pedimento with the earliest filing date always takes precedence, provided the concession holder maintains their concession in accordance with the Mining Code of Chile and the applicable regulations.

Manifestacion

Before a pedimento expires, or at any stage during its two-year life (including the first day the pedimento is registered), it may be converted to a manifestacion. A manifestacion is valid for 220 days, and then prior to the expiry date, the owner must request an upgrade to a mensura.

Mensura

Prior to the expiration of a manifestacion, the owner must request a survey (mensura). After acceptance of the Survey Request (‘Solicitud de Mensura’), the owner has approximately 12 months to have the concession surveyed by a government-licensed surveyor. The surrounding concession owners may witness the survey, which is subsequently described in a legal format and presented to the National Mining Service of Chile (Sernageomin) for technical review, which includes field inspection and verification. Following the technical approval by Sernageomin, the file returns to a judge of the appropriate jurisdiction, who dictates the constitution of the claim as a mensura (equivalent to a patented claim in Canada). Once constituted, an abstract describing the claim is published in Chile’s official mining bulletin (published weekly), and 30 days later the claim can be inscribed in the appropriate Mining Registry (Conservador de Minas).

Once constituted, a mensura is a permanent property right, with no expiration date. As long as the annual fees (‘patentes’) are paid in a timely manner (from March to May of each year), clear title and ownership of the mineral rights are assured in perpetuity. Failure to pay the annual patentes for an extended period can result in the concession being listed for ‘remate’ (auction sale), wherein a third party may acquire a concession for the payment of back taxes owed (plus a penalty payment). In such a case, the claim is included in a list published 30 days prior to the auction, and the owner has the possibility of paying the back taxes plus penalty and thus removing the claim from the auction list.

Due to the complicated nature of the land tenure system in Chile, Red Metal engages a land tenure specialist who monitors any changes in regulatory requirements or status of mineral claims within the areas of interest of the Company.

Environmental Liabilities

There are no known environmental liabilities within the Carrizal Property. The Company has not applied for any environmental permits on the Carrizal Property and has been advised that none of the exploration work completed to date requires an environmental permit. For all exploration work in Chile, any damage done to the land must be repaired.

The Llanos de Challe National Park, which was created in July 1994, covers the southern 750 m of the Farellón Alto 1-8 concession. According to the Mining Code of Chile, to mine or complete any exploration work within the park boundaries, the Company will be required to get written authorization from the Chilean government.

Exploration History

Introduction and Regional History

Mining has played an important role in Chile’s economy, starting in the 16th century, with gold, silver and copper being mined from high-grade deposits. Copper mining, in particular, has employed a significant portion of the population both directly and indirectly over the last 100 years. Historically, the most significant mineral producing zone in Chile has been the Coastal Cordillera, ranging between 50 and 100 km wide, extending over 2,500 km from Valparaiso in the south, northward to the Peruvian border.

The Carrizal Alto Mine area is located within this prolific Coastal Cordilleran range, in the Atacama III Region of northern Chile, between Copiapó and Vallenar. Historical records indicate that copper mining commenced at Carrizal Alto in the 1820s and continued on a significant scale, mostly by British companies, until 1891, when disastrous flooding occurred, and mines closed. Historical reports indicate that the larger mines were obtaining good grades over significant widths in the bottom workings at the time of closure. Very little information regarding mining has survived, but there is a small amount of historical data located in the SERNAGEOMIN National Archives in Santiago, Chile. Up until 1891, mining at the Carrizal Alto Mine site produced over 3 million tonnes of Cu ore, grading between 5 and 15% copper (National Archives in Santiago, Chile). There was also a large quantity of direct shipping ore at 12% copper. At one time there was a considerable body of tailings present to support these figures, however this material has been reprocessed and depleted due to the high prices of gold and copper over the last few years.

The Carrizal Alto Mine area contains a series of northeast-trending shear structures, including the principal vein systems of ‘Mina Grande’ and ‘Armonia’. Both vein systems have been worked on extensively. The Mina Grande shear contains workings that extend for over 2.5 km as a nearly continuous line of pits, collapsed stopes, narrow open cuts and numerous shafts. The Armonia vein system is similar, extending for 1.8 km. Oxidation depths range from 50 to 150 m, and judging from remnant material, many of the veins were probably worked to this depth and then abandoned as sulfide mineralization was reached.

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

Farellón Project Area

The Farellón block of concessions, which is contiguous with the Carrizal Alto Mine area, was mined on a limited basis in the 1940s. Very little information remains from this time period, except for a few plans of the limited underground mining (SERNAGEOMIN National Archives, Santiago, Chile).

In 1963, eight samples were taken from two high-grade veins from the accessible workings within the Farellón project area, namely Veta Pique and Veta Naciente. These samples were analyzed for copper, gold, silver, and gangue oxides (Table 4). Unfortunately, no units of measure were provided in the 1963 report accompanying the assay grades, although wt% is most likely for copper. In conjunction with historic records from the 1940s, this information was incorporated into a mineral resource estimate (see below).

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

A reverse circulation drilling program of 33 holes totaling 6,486 m was completed between 1996 and 1997 targeting the shear zone on the Azucar property by the JV between Minera Stamford and Metalsearch. Twenty-two (22) of these holes were located within the Farellón Project area, representing a total of 3918 m. Drill holes were placed at irregular intervals along the mineralized shear zone, and the holes were sampled at regular 1 m intervals along their entire length. Results of this drill campaign confirmed the consistent presence of mineralization in the shear zone to a vertical depth of >

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

The historic Farellón workings are in metamorphic units within the sheared metamorphic/tonalite contact zone, which is about 200 m wide. The workings are large but restricted to the oxide zone and range from 1-20 m wide. A sample of the wall rock and quartz-veined metamorphic rocks taken by Minera Stamford returned 3.0% copper, 1.4 g/t gold, 0.08% cobalt, and 1.1% arsenic.

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

A description of the samples is provided in Table 19 and assay results in Table 20. Assays from grab rock samples collected on the Carrizal Property confirmed the presence of copper (oxide and sulfide phases), gold, silver, and cobalt. In the opinion of the Qualified Person, this verification data was adequate for the purpose of the Technical Report to provide an independent review of the Company’s Carrizal Property and verify the validity of the historical database.

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

Mineral Properties Located in Canada

In Canada, the Company’s mineral claims are located in the Larder Lake Mining District of Ontario, along the Quebec border near the town of Ville-Marie, Quebec and in the Timiskaming Graben formation, approximately 15 km north of the town of Ville Marie, Quebec . As of the date of this MD&A, the Company’s total portfolio of claim blocks in this highly prospective discovery area consists of seven separate packages, covering 172 mineral claims and totalling over 4,546 hectares to the North, Northeast and Southwest of QIMC’s Hydrogen-in-soil sample discovery as well as covering similar geology to the west into Ontario. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions. To date, 164 of the 172 claims have been approved by the Quebec Ministry of Natural Resources and Forests and the Ontario Ministry of Mines.

580000
585000
590000
595000
600000
605000
610000
615000
620000
625000
5275000
5270000
5265000
5260000
5255000
5250000
5245000
Legend
RMES Claims
Newly Acquired RMES Claims
Pending RMES Claims
Surounding Land Holders
Faults
Graben
Lakes
N
LISKEARD GROUP SEDIMENTS
ON
QC
HURONIAN SUPERGROUP
BABY GROUP GREENSOTNE BELT
ALASKA ENERGY METALS
CHURCHILL EXPLORATIONS
COBALT GP. SEDIMENTS
PROTIUM CLEAN ENERGY CORP
QUEBEC INNOVATIVE MATERIALS
FUSE COBALT
ENTREPRISES MINIÈRES GLOBEX
rm
0
NAD 83 UTM 17T
10
Kilometers
Geology modified after Geomining Information System of Quebec & Ontario Geological Survey

Figure 2: Location of Point Piche and Larder Lake Projects

On October 30, 2024, the Company executed a definitive agreement (the “Quebec Agreement”) to acquire a 100% interest in three separate packages of mineral claims (11 mineral claims in total) and applications to acquire eight further mineral claims located within the Timiscaming Graben formation, approximately 15 km north of the town of Ville Marie, Quebec, situated between two major mining cities and accessible by road (Route 101) (the “Point Piche Project”).  On November 1, 2024, the Company executed an additional agreement to acquire four additional mineral claims, which were added to its Point Piche Project.

The Point Piche Project is contiguous to Quebec Innovative Materials Corp.’s (“QIMC”) recent expansion claims staking and in the area of the expansion of its natural, renewable hydrogen discovery.

Under the terms of the Quebec Agreements, the Company paid $5,000 and agreed to issue up to 1,600,000 common shares, of which 1,100,000 shares were issued on November 13, 2024. The balance of 500,000 common shares will be issued upon approval of the remaining eight claim applications.  No royalty is to be paid out of any potential future revenue.

On December 2, 2024, the Company executed a definitive agreement (the “Ontario Agreement”) to acquire a 100% interest in three separate claim packages totaling 149 mineral claim units and 3,246 hectares located in Larder Lake Mining Division of Ontario, contiguous to Quebec Innovative Materials Corp, and are accessible from the town of Timiskaming Shores by road and boat (the “Larder Lake Project”).

Under the terms of the Ontario Agreement, the Company agreed to a cash payment of $8,000 and to issue 2,250,000 common shares, which were issued on December 12, 2024. No royalty is to be paid out of any potential future revenue.

Ontario’s Firstbrook Township hosts documented occurrences of copper, lead, cobalt, silver and kimberlite. The area boasts excellent infrastructure, including power and easy road access.

Geologic or white hydrogen offers a clean, renewable and potentially abundant source of energy with a range of environmental and economic benefits. Its carbon-free nature, high energy density and compatibility with existing infrastructure make it a promising solution for meeting future energy needs and achieving global climate goals.

The Company has been reviewing regional geological data to formulate an initial exploration plan, which may include:

•Gas sampling from the soil (soil gas survey) and conducting underwater surveys in Lake Timiskaming.

•These surveys can be used, among other things, to locate degassing zones associated with faults in the Timiskaming rift.

•Geophysical surveys can be conducted to identify deep rock structures.

•Drone surveys can also be conducted to provide valuable remote sensing data for the exploration of hydrogen and helium.

•Fieldwork can be carried out mainly in the Municipality of St-Bruno-de-Guigues sector.

The Company is reviewing regional geologic data to assist in evaluating potential additional acquisitions in the immediate area, as well as formulating an initial exploration plan.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the information contained in the Company’s consolidated financial statements and the notes thereto for the years ended January 31, 2025, 2024, and 2023 included in this Annual Report on Form 20-F. Such discussion and analysis are based on the Company’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

A. Operating Results

The Company’s results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, including political, social, financial, and economic stability, the availability of capital, technology, workers, engineers, and management, as well as geological factors and weather conditions, also affect our results of operations. See “Key Information - Risk Factors”. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended January 31, 2025, Compared to Year Ended January 31, 2024

During the year ended January 31, 2025, the Company reported a net loss of $893,717, compared to a net loss of $637,809 incurred during the year ended January 31, 2024. The Company’s total operating expenses for the year ended January 31, 2025, were $692,221, an increase of $265,688 compared to the $426,533 reported for the year ended January 31, 2024. The most significant factor contributing to the rise in operating expenses was the $261,395 general and administrative fees incurred by the Company, compared to the $118,184 incurred during the year ended January 31, 2024. This increase was mainly associated with increased advertising and investor relations expenditures of $161,038, as well as increased requirements for auxiliary supportive activities for investor relations, including $47,496 incurred in travel-related expenses and $16,003 incurred in office expenses.

The Company’s professional fees increased by $48,343 to $116,304 for the year ended January 31, 2025, as compared to $67,961 the Company incurred during the year ended January 31, 2024. During the year ended January

31, 2025, the Company recognized $46,376 in share-based compensation on the options to acquire up to 1,200,000 common shares, which were granted to the Company’s directors, officers and consultants. The Company had no share-based compensation recorded during the year ended January 31, 2024.

The Company’s exploration expenses increased by $22,586, to $65,844 for the year ended January 31, 2025, as compared to $ 43,258 the Company incurred during the year ended January 31, 2024. The increase in the exploration expenses resulted from the acquisition of the new Point Piche and Larder Lake Projects.

The above increases were in part offset by an $11,018 decrease in salaries, wages, and benefits to $23,760 the Company incurred during the year ended January 31, 2025, as compared to $ 34,778 the Company incurred during the year ended January 31, 2024. The Company’s amortization expense decreased by $5,346 to $10,451, as compared to $15,797 recognized for the year ended January 31, 2024.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2025, was effected by $177, 956 in interest accrued on the notes payable the Company issued to its related parties, including restructured loan agreements and a credit line with Caitlin Jeffs (January 31, 2024 - $189,926), $38,220 in accretion expense (January 31, 2024 - $Nil), $10,236 loss on foreign exchange fluctuations (January 31, 2024 - $21,350) and $14,916 write off of debt associated with old vendor payables that have exceeded the statute of limitations and $10,000 gain on forgiveness of debt with the Company’s former diretor on her resignation.

The changes in operating expenses and overall net loss were mainly associated with the change in management of the Company, the share consolidation the Company effected in May of 2024, share issuances and debt conversions, as well as the acquisition of new mineral claims in Canada.

Year Ended January 31, 2024, Compared to Year Ended January 31, 2023

During the year ended January 31, 2024, the Company reported a net loss of $637,809 as compared to a net loss of $1,769,501 the Company incurred during the year ended January 31, 2023. The Company’s total operating expenses during the year ended January 31, 2024, were $426,533, a decrease of $1,155,580 as compared to $1,582,113 the Company reported for the year ended January 31, 2023. The largest factor that contributed to the decrease in operating expenses was attributed to $43,258 in mineral and exploration expenses, as compared to $754,906 the Company incurred for the year ended January 31, 2023. The drilling and mapping programs on the Farellón Alto 1-8 concession caused the mineral exploration expenses to increase for the year ending January 31, 2023; the Company did not conduct any exploration work on its mineral properties during the year ending January 31, 2024. The Company’s general and administrative expenses decreased by $222,791 to $118,184 during the year ended January 31, 2024, as compared to $340,975 for the year ended January 31, 2023. The largest component of general and administrative expenses was associated with $74,011, the Company spent on advertising and promotion fees (2023 - $292,404). In addition to the above noted expenses, the Company incurred $34,778 in salaries, wages and benefits, representing a decrease of $27,663, as compared to $62,441 for the year ended January 31, 2023, and $36,555 in regulatory expenses, which decreased by $21,765, as compared to $58,320 the Company incurred in regulatory fees during the year ended January 31, 2023. The Company’s professional fees decreased by $35,187 to $67,961 as compared to $103,148 the Company incurred during the year ended January 31, 2023; and consulting fees decreased by $77,520 to $110,000, as compared to $187,520 the Company incurred for the year ended January 31, 2023.

During the comparative year ended January 31, 2023, the Company recognized a $55,885 impairment charge on its Perth Project, included in Carrizal Property, since the Company has no immediate plans to explore or develop the project. The Perth Project continues to be impaired. However, the Company did not have any additional impairment charges during the year ended January 31, 2024.

In addition to the regular business operating expenses, the Company’s overall net loss for the year ended January 31, 2024, was affected by $189,926 in interest the Company accrued on the notes payable issued to its related parties (2023 - $162,724), which was further increased by $21,350 loss on foreign exchange fluctuations (2023 - $24,664).

B. Liquidity and Capital Resources

As of January 31, 2025, the Company had a cash balance of $264,778, a working capital deficit of $1,145,222, and cash used in operations totalled $478,843 for the year then ended.

The Company’s continuation as a going concern relies on its capacity to generate profitable operations in the future and/or secure the necessary financing to fulfill its obligations and settle its liabilities from normal business activities as they become due. The Company did not produce cash flows from operating activities sufficient to meet the cash requirements for the year ended January 31, 2025. The cash generated by the Company from its operations thus far is considerably less than its current and long-term debt obligations, which include debts under long-term notes and advances payable to related parties. To manage its debt and fund its operations, the Company has primarily depended on obtaining cash through debt or equity financing. The ongoing volatility in the financial equity markets could pose challenges in continuing to secure funds through private placements. There is no guarantee that the Company’s efforts to obtain financing will be successful.

During the year ended January 31, 2025, the Company supported its operations mainly through cash generated from private placement financings and, to a smaller extent, related party debt. During the year ended January 31, 2025, the Company raised $460,700 on the issuance of 5,665,000 Shares in private placement financing, of which $300,000 can be used for the exploration expenses on the Company’s Point Piche Project. In addition, the Company borrowed a total of $297,425 under notes payable and a line of credit with its director and CEO, Caitlin Jeffs, and to a company controlled by Ms. Jeffs and Mr. Thompson. The notes payable accumulate interest at 8% per annum, are unsecured and payable on demand.

Table 22 details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2025.

Table 22 - Contractual maturities of financial liabilities as of January 31, 2025

	Within 1 year	1-5 years	5+ years	Total
Accounts payable	$205,071	$-	$-	$205,071
Accrued liabilities	95,343	-	-	95,343
Amounts due to related parties	631,158	-	-	631,158
Loans payable	509,950	1,529,912	-	2,039,862
Withholding taxes payable	-	-	140,564	140,564
	$1,441,522	$1,529,912	$140,564	$3,111,998

Table 23 presents the long-term contractual obligations and commitments, notwithstanding financial liabilities included in Table 22:

Table 23 - Contractual Obligations

	Within 1 year US$	1-5 years US$	5+ years US$	Total US$
Farellón royalty	-	-	600,000	600,000
Quina royalty (see discussion below)	-	-	-	-
Exeter royalty (see discussion below)	-	-	-	-
Che royalty	-	-	100,000	100,000
Mineral property taxes	26,000	26,000	26,000	26,000
	26,000	26,000	726,000	726,000

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of US$600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of US$1,000 per month when mining operations are active.

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

Mineral property taxes. To keep its mineral concessions in good standing, the Company is required to pay mineral property taxes of approximately CAD$35,000 (US$26,000) per annum.

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

Table 24 - Directors and Senior Management

Name Office Held Age	Area of Experience and Functions in Our Company
Caitlin Leigh Jeffs Director, Chief Executive Officer, President, and Secretary Age: 49

Ms. Jeffs has been a director of the Company since October 2, 2007, and the Chief Executive Officer, President, and Secretary since April 21, 2008. Ms. Jeffs stepped down from her CEO position during the period from May 10, 2024 until August 16, 2024. As Chief Executive Officer, Ms. Jeffs is responsible for the development of the Company’s strategic direction and the management and supervision of its overall business. As director, Ms. Jeffs is responsible for the corporate governance of the Company.

Michael John Thompson Director and Vice President of Exploration Age: 55

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

Name Office Held Age	Area of Experience and Functions in Our Company
Brian Gusko Director and Vice President of Corporate Finance Age: 59

Mr. Gusko has been a director of the Company since August 15, 2024, and its Vice President of Corporate Finance since May 10, 2024. As VP of Corporate Finance, Mr. Gusko is responsible for the day-to-day financial management of the Company, including financial risk and investment strategies, alongside tracking the overall financial health of the Company. As director, Mr. Gusko is responsible for the corporate governance of the Company.

Matthew Parent Director Age: 55	Mr. Parent has been a director of the Company since November 12, 2024. As director, Mr. Parent is responsible for the corporate governance of the Company.
Cody McFarlane Director Age: 37	Mr. McFarlane was appointed as a director of the Company on February 28, 2019. As a director of the Company and Mr. McFarlane is responsible for the corporate governance of the company.
Joao (John) Da Costa Chief Financial Officer, and Treasurer, former Director Age: 60

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

Jeffrey Cocks Former Director Age: 62	Mr. Cocks has been a director of the Company from February 28, 2019, until May 10, 2024. As a director of the Company, Mr. Cocks was responsible for the corporate governance of the Company.
Marian Myers, P.Geo Former Director Age: 62

Ms. Myers was appointed as the director of the Company and Project Manager on May 10, 2024, until her resignation on December 3, 2024. As a director of the Company Ms. Myers was responsible for the corporate governance of the Company.

Gregory Jensen Former Director, Chief Executive Officer, President, and Secretary Age: 46

Mr. Jensen has been a director, Chief Executive Officer, President, and Secretary of the Company since May 10, 2024 until August 16, 2024. As a former Chief Executive Officer, Mr. Jensen was responsible for the development of the Company’s strategic direction and the management and supervision of its overall business. As a former director, Mr. Jensen was responsible for the corporate governance of the Company.

Caitlin Jeffs, P. Geo.

Ms. Jeffs has been the Company’s director since October 2007 and its President, Chief Executive Officer and Secretary since April 21, 2008, until her resignation on May 10, 2024. On August 16, 2024, Ms. Jeffs was reappointed as President and Chief Executive Officer of the Company on the resignation of Mr. Jensen.  Ms. Jeffs acts as the chairman of the board of directors of the Company. She has more than 15 years of experience as an exploration geologist. Ms. Jeffs graduated from the University of British Columbia in 2002 with an honours Bachelor of Science in geology. She is a professional geologist on the register of the Association of Professional Geoscientists of Ontario. She worked for Placer Dome (CLA) Ltd. in Canada from February 2003 until May 2006, where she worked as both a project geologist managing drill programs for the exploration department at Placer Dome’s Musselwhite Mine in Northwestern Ontario and then as part of the generative team evaluating potential projects in Northwestern Ontario. Placer Dome (since acquired by Barrick Gold Corp. and Gold Corp.) was a major mining company with operations in North America, Australia, Africa and South America. None of these companies is related to Red Metal. Ms. Jeffs was a self-employed consulting geologist from May 2006 to April 2007. She is one of the founders and the general manager of Fladgate Exploration Consulting Corporation, a firm of consulting geologists in Ontario, Canada, which provides its services to Red Metal. Since July 2012, Ms. Jeffs has been a director of Kesselrun Resources Ltd., a resource exploration company listed on the TSX Venture Exchange and focused on gold exploration in Ontario, Canada. She was a director of Trilogy Metals Inc., a resource exploration company listed on the TSX Venture Exchange, from July 2006 to May 2007. She lives with Michael Thompson as a family.

Ms. Jeffs devotes 25% of her time to the affairs of the Company. She is an independent contractor and did not sign a non-disclosure agreement with the Company.

Michael Thompson, P. Geo.

Mr. Thompson has been a director of the Company since October 2007 and the Vice President of Exploration since April 2008. He has more than 20 years of experience as an exploration geologist. Mr. Thompson graduated from the University of Toronto in 1997 with an honours Bachelor of Science in geology. He is a professional geologist on the register of the Association of Professional Geoscientists of Ontario. He worked in Canada for Teck Resources Ltd. from 1999 until 2002 as a project geologist, managing exploration projects in Northwestern Ontario. From January 2003 until May 2006, he worked for Placer Dome (CLA) Ltd. as both a project geologist managing drill programs for the exploration department at Placer Dome’s Musselwhite Mine in Northwestern Ontario and then as part of the generative team evaluating potential projects in Northwestern Ontario. Teck Resources and Placer Dome (since acquired by Barrick Gold Corp. and Gold Corp.) are major mining companies with operations in North America, Australia, Africa and South America. None of these former employers is related to Red Metal. Mr. Thompson was a self-employed consulting geologist from May 2006 to April 2007. He is one of the founders and the president of Fladgate Exploration Consulting Corporation, a firm of consulting geologists in Ontario, Canada, which provides its services to Red Metal. Since July 2012, Mr. Thompson has been President, CEO and a director of Kesselrun Resources Ltd., a resource exploration company listed on the TSX Venture Exchange and focused on gold exploration in Ontario, Canada. Since October 2011, Mr. Thompson has been a director of Fairmont Resources Inc., a resource exploration company listed on the TSX Venture Exchange. He lives with Caitlin Jeffs as a family.

Mr. Thompson devotes 25% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement with the Company.

Brian Gusko

Mr. Gusko has been a VP of Corporate Finance since May 10, 2024, and a director since August 15, 2024. Mr. Gusko holds an MBA from the University of Calgary and a certificate of completion from the European Summer School of Advanced Management. Mr. Gusko has over 15 years’ experience in capital markets and has helped raise over $75 million for various enterprises. He has served on the board and as Chief Financial Officer of various private and public companies. Mr. Gusko has assisted with the interlisting of over ten companies on the Frankfurt Stock Exchange and has helped numerous companies access German capital markets. Previously, Mr. Gusko was the Chief Financial Officer of private and public companies. The last company he helped take public on the CSE had a market capitalization of over $200 million at the time of listing.

Mr. Gusko devotes 25% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement.

Cody McFarlane

Mr. McFarlane has been a director of the Company since February 28, 2019. Mr. McFarlane was appointed as a director of our Company on February 28, 2019. Mr. McFarlane is a partner and founder at Axiom Legal and Business Consultants, an international legal and business advisory firm that assists foreign technology and services companies in entering and operating in Latin America. Prior to founding Axiom, Mr. McFarlane served as General Manager of the Latin American division of Harris Gómez Group, an international and multidisciplinary firm specializing in cross-border transactions between Australia and Latin America. Mr. McFarlane brings with him an extensive knowledge of international acquisitions and expansions of various businesses into Chile, Peru, Bolivia, Colombia, Ecuador, Argentina, Brazil, Panama and Mexico, as well as expertise of working with international trade organizations (UK Trade, Canadian Embassy, etc.) whom he assisted in identifying opportunities in several Chilean key sectors such as mining, energy and infrastructure. Mr. McFarlane holds a Diploma in Business Management from Grant MacEwan University in Edmonton, Canada, and a Bachelor of Commerce degree in Managerial Finance from the University of Lethbridge, Canada.

Mr. McFarlane devotes 5% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement.

Matthew Parent

Mr. Parent has been a director of the Company since November 12, 2024. Mr. Parent holds a Bachelor of Arts degree from the University of Western Ontario, a Bachelor of Commerce degree from the University of Windsor, and an accounting degree from Athabasca University, which he pursued as part of his continuing education. Coupled with his Canadian Securities Course, Mr. Parent recently completed his Dealer Representative course from the Investment Funds Institute of Canada (IFSE) and is currently enrolled in the Officers’, Directors’ and Partners’ Course with the IFSE. Mr. Parent is a proven entrepreneur with over 35 years of business experience in strategic marketing, business strategy, and operations, having founded and successfully developed businesses in both the home services and transportation and logistics industries. Mr. Parent is currently a Director of Business Development at the Investing News Network.

Mr. Parent devotes 5% of his time to the affairs of the Company. He is an independent contractor and did not sign a non-disclosure agreement.

Joao (John) Da Costa

Mr. Da Costa has been the director of the Company since May 2012; he resigned from the board of directors on May 10, 2024. Since May 13, 2008, Mr. Da Costa has also acted as the Company’s Chief Financial Officer and Treasurer. Mr. Da Costa has over 20 years of experience providing bookkeeping and accounting services to both private and public companies. He is the founder and president of Da Costa Management Corp., a company that has provided management and accounting services to public and private companies since August 2003. Red Metal is a client of Da Costa Management Corp. Currently, Mr. Da Costa serves as a director and Chief Financial Officer of Kesselrun Resources Ltd., a Canadian reporting company listed on the TSX Venture Exchange, which is engaged in the acquisition, exploration, and development of mineral properties in Ontario, Canada. On June 8, 2020, Mr. Da Costa is a director of StimCell Energetics Inc., an SEC reporting issuer, which engages in the research and development of therapeutic and non-therapeutic general wellness products.

Mr. Da Costa continues to serve as the Company’s Chief Financial Officer and Treasurer, devoting 25% of his time to the Company’s affairs. He is an independent contractor and did not sign a non-disclosure agreement.

Jeffrey Cocks

Mr. Cocks has over 25 years of experience in consulting, sales, marketing, product development, and branding, as well as corporate compliance, including overseeing his company’s accounting, compliance, and finance departments, and serving as a director of several public companies in both the United States and Canada. From August 1996 to the present, Mr. Cocks has served as the Chairman and Chief Executive Officer of West Isle Ventures, Ltd., a Canadian company that provides consulting services to start-ups and other companies. Mr. Cocks serves on the board of directors and the audit committee of Carson River Ventures Corp., which is listed on the Canadian Securities Exchange. Mr. Cocks is the Chairman, CFO and director of Nevada Canyon Gold Corp., an SEC reporting issuer. Mr. Cocks has over 25 years of experience in consulting, sales, marketing, product development, and branding, as well as corporate compliance, in executive offices. He has overseen his company’s accounting, compliance, and finance departments and served as a director of several public companies in both the United States and Canada. Mr. Cocks holds a certificate from Simon Frasier University in its securities program.

Mr. Cocks resigned from the Company’s board of directors on May 10, 2024. Prior to his resignation, he devoted 5% of his time to the affairs of the Company. He was an independent contractor and did not sign a non-disclosure agreement.

Marian Myers, P.Geo.

Ms. Myers has been the director and Project Manager of the Company since May 10, 2024. Ms. Myers resigned as Director and Project Manager of the Company on December 3, 2024. Ms. Myers, P.Geo, has a M.Sc (Geology) from the University of the Witwatersrand, South Africa and has 35 years’ experience working for a wide array of major and junior mining companies including Gold Fields (GFI), Anglo American (A.L.), AngloGold (AU), Balmoral Resources and Cardero Resource Corp. Ms. Myer’s breadth of international experience has taken her from her home town near Johannesburg, South Africa to work on projects in Ghana, Zimbabwe, Australia, Alaska, Peru, Chile and now Canada where she resides in Vancouver. She specializes in the GIS integration of geochemical, geophysical and geological information, including historical data sets, with expertise in QA/QC procedures, field data collection supervision, and assessment and technical report development.

Prior to her resignation, Ms. Myers devoted 5% of her time to the affairs of the Company. She was an independent contractor and did not sign a non-disclosure agreement.

Gregory Jensen

Mr. Jensen has served as the Company’s director, President, Chief Executive Officer, and Secretary since May 10, 2024, until his resignation on August 16, 2024. Mr. Jensen has over 25 years of experience in finance, capital markets, and business management, spanning several industries, including technology, mining, engineering, and professional services. Most recently, Mr. Jensen served as a director of Lomiko Metals Inc. (TSX.V: LMR), a graphite and lithium exploration company, from December 2020 to December 2021.

Prior to his resignation, Mr. Jensen devoted 25% of his time to the affairs of the Company. He was an independent contractor and did not sign a non-disclosure agreement.

B. Compensation

The following sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended January 31, 2025:

Table 25: SUMMARY COMPENSATION TABLE

					Non-equity incentive compensation plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Caitlin Jeffs Director, CEO, President, and Secretary	2025	Nil	Nil	7,729(1)	Nil	Nil	Nil	35,000(1)	42,729
Michael Thompson Director and VP of Exploration	2025	Nil	Nil	7,729(2)	Nil	Nil	Nil	35,000(2)	42,729
Joao (John) Da Costa CFO, Treasurer and Former Director	2025	Nil	Nil	7,729(3)	Nil	Nil	Nil	60,000(3)	67,729
Brian Gusko Director and VP of Corporate Finance	2025	Nil	Nil	7,729(4)	Nil	Nil	Nil	20,000(4)	27,729

					Non-equity incentive compensation plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans	Long- term incentive plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Matthew Parent Director	2025	Nil	Nil	Nil	Nil	Nil	Nil	1,000(5)	1,000
Cody McFarlane Director	2025	Nil	Nil	7,729(6)	Nil	Nil	Nil	24,076(6)	31,805
Jeffrey Cocks Former Director	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Marian Myers, P.Geo Former Director	2025	Nil	Nil	Nil	Nil	Nil	Nil	10,000(7)	10,000
Gregory Jensen Former Director, CEO and President	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)For the fiscal year ended January 31, 2025, other compensation to Ms. Jeffs included $10,000 in consulting fees and $25,000 in geological consulting fees incurred with Fairtide Ventures. In addition, Ms. Jeffs was granted an option to acquire up to 200,000 Common Shares of the Company at $0.12 per share expiring on October 2, 2026, valued at $7,729.

(2)For the fiscal year ended January 31, 2025, other compensation to Mr. Thompson included $10,000 in consulting fees and $25,000 in geological consulting fees incurred with Fairtide Ventures. In addition, Mr. Thompson was granted an option to acquire up to 200,000 Common Shares of the Company at $0.12 per share expiring on October 2, 2026, valued at $7,729.

(3)For the fiscal year ended January 31, 2025, other compensation to Mr. Da Costa included $60,000 in consulting fees incurred with Da Costa Management Corp., a company wholly-owned by Mr. Da Costa. In addition, Mr. Da Costa was granted an option to acquire up to 200,000 Common Shares of the Company at $0.12 per share expiring on October 2, 2026, valued at $7,729.

(4)For the fiscal year ended January 31, 2025, other compensation to Mr. Gusko included $20,000 in consulting fees incurred with Brian Gusko Advisory Services, a company wholly-owned by Mr. Gusko. In addition, Mr. Gusko was granted an option to acquire up to 200,000 Common Shares of the Company at $0.12 per share expiring on October 2, 2026, valued at $7,729.

(5)For the fiscal year ended January 31, 2025, other compensation to Mr. Parent included $1,000 in consulting fees incurred with Academic Resources Ltd. a company wholly-owned by Mr. Parent.

(6)For the fiscal year ended January 31, 2025, other compensation to Mr. McFarlane included $24,076 in legal fees incurred to Ax Legal SpA, a company 50% controlled by Mr. McFarlane. In addition, Mr. McFarlane was granted an option to acquire up to 200,000 Common Shares of the Company at $0.12 per share expiring on October 2, 2026, valued at $7,729.

(7)For the fiscal year ended January 31, 2025, other compensation to Ms. Myers included $10,000 in consulting fees, which Ms. Myers agreed to forgive on her resignation.

The Company does not have any pension or retirement plans, nor does the Company compensate its directors and officers by way of any material bonus or profit-sharing plans. Directors, officers, employees, and other key personnel of the Company may be compensated by way of stock options at the discretion of the Board of Directors.

C. Board Practices

The election and retirement of directors are provided for in the Company’s Articles (the “Articles”). An election of directors shall take place at each annual general meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his/her successor. The number of directors to be elected at such a meeting shall be the number of directors then in office, unless the directors or shareholders otherwise determine. The election shall be by ordinary resolution of shareholders.

If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

The Articles also permit the directors to appoint additional directors to the board between annual general meetings, provided that the number appointed does not exceed one-third of the number of directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies on the board or added as additional directors hold office in the same manner as any other director, until the next annual general meeting, at which time they may be re-elected or replaced.

None of the Company’s directors has a service contract with the Company or its subsidiaries that provides for benefits upon termination of employment.

The role of the audit committee is to act in an objective and independent capacity as a liaison between the auditor, management, and the board, and to ensure that the auditor has a facility to consider and discuss governance and audit issues with parties not directly responsible for operations. The Company is required under Canadian securities laws to disclose certain information relating to the audit committee and its relationship with the Company’s independent auditor.

The members of the audit committee are Brian Gusko, Matthew Parent, and Cody McFarlane, each of whom is considered independent, except for Mr. Gusko, who is also the VP of Corporate Finance of the Company.

The Company’s board of directors does not have a compensation committee or a nominating committee. The board of directors believes this is appropriate given the small size of the Company and the stage of its development.

The Company has not adopted any procedures by which its security holders may recommend nominees to the Board of Directors, and this has not changed during the last fiscal year.

The Company acknowledges the importance of having a financial expert on its audit committee to enhance the oversight of financial reporting and internal controls. However, at this time, the Company does not have a member who meets the specific criteria of an “audit committee financial expert” as defined by Item 407 of Regulation S-K.

While none of the Company’s current audit committee members meet the precise qualifications of an “audit committee financial expert” as outlined by the SEC, each member of the Audit Committee qualifies as  “financially literate” as defined in National Instrument 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures essential for financial reporting. Each member of the audit committee brings substantial experience in finance, business, and governance. Collectively, they possess a deep understanding of the Company’s financial practices and the industry in which it operates. Additionally, the audit committee regularly consults with external advisors, including independent auditors and financial consultants, to supplement its expertise. These advisors provide additional oversight and insight, ensuring that the audit committee has access to the necessary financial acumen.

D. Employees

As of January 31, 2025, the Company had one employee in Chile and engaged part-time assistants during its exploration programs and for administrative support. The Company’s management team and its directors provide their services as independent consultants. The Company does not have any relationships with labour unions.

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

As of June 2, 2025, the Company had 40,035,726 Common Shares issued and outstanding. Of the shares issued and outstanding, warrants held, and stock options granted, the Company’s directors and officers owned the following Common Shares as of June 2, 2025:

Directors and Senior Management

Table 26 – Share ownership of Directors and Senior Management

Name	Number of Common Shares Beneficially Owned as of June 2, 2025	Percentage(1)
Caitlin Jeffs	2,258,441(2)	5.59%
John Da Costa	1,581,230(3)	3.92%
Michael Thompson	381,508(4)	0.95%
Brian Gusko	3,200,000(5)	7.95%
Matthew Parent	-	0.00%
Cody McFarlane	233,333(6)	0.58%

(1)Based on 40,035,726 Common Shares issued and outstanding as at June 2, 2025, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 2, 2025.

(2)Includes stock options to purchase up to 146,667 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026, and 200,000 Common Shares at an exercise price of $0.12 per share expiring on October 2, 2026.

(3)Includes stock options to purchase up to 133,333 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026, and 200,000 Common Shares at an exercise price of $0.12 per share expiring on October 2, 2026. In addition, the number of shares beneficially owned by Mr. Da Costa includes 1,098,889 Common Shares which were issued in the name of Da Costa Management Corp, a company wholly-owned by Mr. Da Costa.

(4)Includes stock options to purchase up to 50,000 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026, and 200,000 Common Shares at an exercise price of $0.12 per share expiring on October 2, 2026.

(5)Includes stock options to purchase up to 200,000 Common Shares at an exercise price of $0.12 per share expiring on October 2, 2026.

(6)Includes stock options to purchase up to 33,333 of Common Shares at an exercise price of $0.75 per share expiring on November 24, 2026, and 200,000 Common Shares at an exercise price of $0.12 per share expiring on October 2, 2026.

Stock Option Plan

The Company’s Stock Option Plan was approved by the shareholders of the Company on December 3, 2024, enabling the Board to grant stock options to purchase Common Shares (the “Options”) from time to time to eligible persons. The purpose of the Stock Option Plan is to attract and retain directors, officers, employees and consultants and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under the Stock Option Plan to purchase shares.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of June 2, 2025, the persons known to the Company to be the beneficial owners of more than five percent (5%) of the Company’s Common Shares:

Table 27 – Major Shareholders

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Brian Gusko	3,000,000(2)	7.49%
Richard Jeffs	2,707,969	6.76%

(1)Based on 40,035,726 Common Shares issued and outstanding as at June 2, 2025.

(2)Does not include stock options to purchase up to 200,000 Common Shares.

To the best of the management’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to the management, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

The following sets forth all material transactions and loans from February 1, 2023, to the current date between the Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over the Company and close members of any such individuals’ families; (d) key management personnel of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence.

During the years ended January 31, 2025, 2024, and 2023, the Company incurred the following expenses with related parties:

Table 28 – Related Party Transactions

	Years ended January 31,
	2025	2024	2023
Consulting fees to a company owned by an officer and a former director	$60,000	$60,000	$60,000
Consulting fees to a company controlled by officers and directors	10,000	45,000	60,000
Mineral exploration fees to a company controlled by officers and directors	25,000	-	-
Mineral exploration and general administrative expenses to a company controlled by officers and directors	-	5,400	99,984
Consulting fees paid or accrued to a company controlled by a former VP of Finance	-	-	7,120
Legal fees paid to a company controlled by a director	24,076	28,372	22,316
Consulting fees to a company controlled by a director	1,000	-	-
Consulting fees to an officer and director	20,000	-	-
Consulting fees to a former director	10,000	-	-
Stock-based compensation	38,645	-	-
Total transactions with related parties	$188,721	$138,772	$249,420

The following amounts were due to related parties as at:

Table 29 – Amounts Due to Related Parties

	January 31, 2025	January 31, 2024
Due to a company owned by an officer and a former director (a), (c)	$171,387	$158,831
Due to a company controlled by officers and directors (a)	171,806	155,803
Due to a company controlled by officers and directors (a)	243,123	203,450
Due to an officer and director (a)	20,047	-
Due to a company controlled by a director (a)	16,714	9,291
Due to the Chief Executive Officer (“CEO”) and director (a), (b)	3,341	68,159
Due to a major shareholder (a), (b)	2,162	3,349
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,448	1,340
Due to a company controlled by a director (a)	1,130	-
Total due to related parties(a)	$631,158	$600,223

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25%, depending on the particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,173 (US$1,500), the CFO agreed to acquire the NSR for $1,448 (US$1,000), and the major shareholder agreed to acquire the NSR for $3,621 (US$2,500).

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

(c)On June 19, 2024, the Company entered into a debt settlement agreement with Da Costa Management Corp, an entity owned by the Company’s CFO, who agreed to convert a total of $50,000 owed for regular trade payables into 1,000,000 Shares at $0.05 per share.

Notes Payable to Related Parties

Debt Restructuring

On May 9, 2024, the Company restructured a portion of its debt with related parties (the “Creditors”) in the amount of $1,911,452, whereby the Creditors agreed to forgive a total of $145,848 in interest accrued on demand notes payable up to January 31, 2024 (which was recorded as part of the equity reserves), and to restructure repayment of remaining balance of $1,765,604 plus interest accrued on the Debt up to May 9, 2024, totaling $51,651 over a five-year period (the “Restructured Loan Agreements”). Under the Restructured Loan Agreements, the remaining balance and accrued interest, totalling $1,817,255 (the “Debt”), continues to accrue interest at an annual interest rate of 8%, and must be repaid in a series of semi-annual installment payments, commencing six months from the date of the Debt restructuring, on November 9, 2024, over a period of five years. On January 13, 2025, the Company and the Creditors amended the Restructured Loan Agreements to extend and combine the first two payments to July 15, 2025. All other terms of the Restructured Loan Agreements remained the same.

Since the interest rate on the Restructured Loan Agreements was below market rate, the Company recognized $239,337 in equity reserves, which was determined by discounting the total expected future obligations under the Restructured Loan Agreements at a market interest rate of 13%. During the year ended January 31, 2025, the Company recorded accretion of $38,220 on the Debt and $109,064 in interest on the Debt.

A reconciliation of the balance outstanding at January 31, 2025, is as follows:

Table 30 – Reconciliation of Debt Balance

January 31, 2025
Initial Debt at May 9, 2024	$1,765,604
Interest accrued up to May 9, 2024	51,651
Equity portion of loans payable	(239,337)
Interest expense	109,064
Accretion expense	38,220
Total loan balance at January 31, 2025	1,725,202
Less current portion	(195,290)
Non-current balance, January 31, 2025	$1,529,912

Reassignment of Certain Notes Payable with Related Parties

On May 9, 2024, the Company was notified that $450,000 owed under the notes payable with related parties were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024. This amount was converted to 9,000,000 Shares at $0.05 per Share, as part of the June 19, 2024, debt settlement transaction

Other Related Party Notes Payable due on Demand

The following amounts were due under the notes payable on demand:

Table 31 – Notes Payable on Demand

	January 31, 2025	January 31, 2024
Notes payable to CEO and director(a)	$43,743	$1,325,624
Line of credit with CEO and director (b)	134,591	-
Note payable to CFO	-	17,664
Note payable to a company controlled by officers and directors(c)	-	200,240
Note payable to a company controlled by officers and directors (a)	136,326	340,611
Note payable to a significant shareholder	-	677,552
Total notes payable to related parties	$314,660	$2,561,691

(a)These notes payable are unsecured, due on demand and accumulate interest at a rate of 8% per annum.

(b)On November 20, 2024, the Company entered into an unsecured line of credit agreement with the Company’s CEO and Director for up to $200,000. The outstanding balance, if any, on the revolving loan is due and payable on demand and bears interest at an annual rate of 8%. As at January 31, 2025, the Company had $132,496 drawn on the facility with $2,095 in interest accrued thereon.

(c)On June 19, 2024, the Company entered into a debt settlement agreement with Fladgate Exploration Consulting Corporation, an entity partly owned by the Company’s director and VP of Exploration, and the Company’s director and CEO, to forgive an interest accrued on the notes payable totaling $77,362 and to convert the remaining $129,093 into 2,581,865 Shares at $0.05 per Share. The debt forgiveness associated with interest accrued on the note payable up to the date of conversion was recorded as a contribution in equity reserves.

Interest Expense

A reconciliation of the interest expense accrued on the outstanding notes payable for the years ended January 31, 2025, 2024, and 2023, is as follows:

Table 32 – Interest Expense

	January 31, 2025	January 31, 2024	January 31, 2023
Interest accrued on Notes payable due on demand	$17,241	$189,926	$162,724
Interest accrued on Debt prior to restructuring on May 9, 2024	51,651	-	-
Interest accrued on Debt subsequent to restructuring on May 9, 2024	109,064	-	-
Total interest expense	$177,956	$189,926	$162,724

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

The audited consolidated financial statements for the years ended January 31, 2025, 2024, and 2023 can be found under “Item 18 Financial Statements”.

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

B. Significant Changes

The Company is not aware of any significant changes since January 31, 2025, that are not otherwise reported in this filing.

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

On May 24, 2024, the Company announced that it had consolidated the Shares of the Company on the basis of one new Share for every three (3) previously outstanding Shares. The Consolidation became effective on May 23, 2024. The new CUSIP number is 75679D202, and the ISIN number is CA75679D2023. Prior to the Consolidation, a total of 54,866,625 Shares were issued and outstanding. As of May 23, 2024, the date of the Consolidation, a total of 18,288,861 Shares were issued and outstanding. There is no maximum number of authorized Shares. Computershare Trust Company mailed out updated DRS Statements to the shareholders of record on May 24, 2024.

The trading price and volume of the Company’s Common Shares have been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because the Company’s Common Shares have only recently been listed on the CSE and are only sporadically traded on the OTC PINK, shareholders may find it difficult to liquidate their Common Shares or purchase new Common Shares at certain times.

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

No fractional post-consolidated Shares have been issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a post-consolidated Share were rounded down to the nearest whole number of post-consolidated Shares, and no cash consideration was paid in respect of fractional shares. Computershare Trust Company mailed out updated DRS Statements to the shareholders of record on May 24, 2024.

The exercise price and number of Shares of the Company issuable upon the exercise of outstanding options and warrants were proportionally adjusted upon the Consolidation in accordance with the terms thereof.

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

On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia through a process known as “conversion” under the Nevada Revised Statutes and “continuation” under the Business Corporations Act (British Columbia). The Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations

Act (British Columbia), upon the Company’s continuation to British Columbia. The authorized capital of the Company consists of an unlimited number of Common Shares without par value (see the Current Report on Form 8-K that the Company filed with the SEC on February 18, 2021).

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

The directors shall be paid such remuneration for their services as the Board may determine from time to time. If the directors decide, the remuneration of the directors, if any, will be determined by the shareholders.

The directors may, from time to time, on behalf of the Company:

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

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as a qualification for his or her office, but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.

There is no provision in our Notice of Articles or Articles of Incorporation requiring retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value. Each of our Common Shares entitles the holder thereof to notice and to attend and to cast one vote for each matter to be decided at a general meeting of the Company. Subject to the Business Corporations Act (British Columbia), the holders of Common Shares are entitled to dividends if and when declared and authorized by the board of directors. Our issued shares are not subject to call or assessment rights. There are no provisions for redemption, purchase for cancellation, surrender, sinking or purchase of funds. Upon liquidation, dissolution or winding-up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payment of all debts and liabilities.

Procedures to Change the Rights of Shareholders

Subject to the Business Corporations Act (British Columbia), the Company may by directors’ resolution or by ordinary resolution of the shareholders, in each case as determined by the board of directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued. If any of the shares of the class or series of shares have been issued, then the Company may, by special resolution of the shareholders of the class or series affected, create special rights or restrictions to the shares or vary or delete any special rights or restrictions attached to the shares.

Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act (British Columbia), the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

Notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company’s records office or such other reasonably accessible location in British Columbia. A shareholder may, in any manner, waive notice of or otherwise consent to a meeting of shareholders.

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

Change in Control

There are no provisions in the Company’s Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company, and that would only operate with respect to a merger, acquisition, or corporate restructuring involving the Company.

Ownership Threshold

There are no provisions in our articles, bylaws, or the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our Articles governing changes in capital which are more stringent than those required by the Business Corporations Act (British Columbia).

C. Material Contracts

1.Loan agreement between the Company as the borrower, and Caitlin Jeffs as the lender for $1,325,623.26 dated January 31, 2024 (this loan agreement consolidated all prior loan agreements the Company had entered into with Ms. Jeffs).

2.Loan agreement between the Company as the borrower, and Fairtide Ventures as the lender for CAD$340,611.44 dated January 31, 2024 (this loan agreement consolidated all prior loan agreements the Company has entered into with Fairtide Ventures).

3.Loan agreement between the Company as the borrower, and Richard Jeffs as the lender for CAD$677,552.41 dated January 31, 2024 (this loan agreement consolidated all prior loan agreements the Company has entered into with Mr. Jeffs);

4.Loan agreement between the Company as the borrower, and Joao (John) Da Costa as the lender for CAD$17,664.22 dated January 31, 2024 (this loan agreement consolidated prior loan agreement the Company has entered into with Mr. Da Costa).

5.Loan agreement between the Company as the borrower, and Caitlin Jeffs as the lender for $40,032.51 dated April 8, 2024.

6.Loan agreements between the Company as the borrower, and Fairtide Ventures as the lender for a total of $61,740 dated March 1, 2024, April 4, 2024, April 19, 2024, and May 13, 2024.

7.Debt restructuring agreements dated May 9, 2024, between the Company, Caitlin Jeffs, Richard Jeffs, Joao (John) Da Costa, and Fairtide Ventures for a total of CAD$1,911,451.

8.Subscription agreements to acquire a total of 1,200,000 common shares of the Company at CAD$0.05 as part of June 19, 2024 Private Placement (First Tranche).

9.Debt Conversion agreement between the Company and Da Costa Management Corp. to convert CAD$50,000 into 1,000,000 Common Shares dated June 19, 2024.

10.Debt Conversion agreement between the Company and Fladgate Exploration Consulting Corporation. to convert CAD$129,093 into 2,581,865 Common Shares, and to forgive $77,363 in accrued interest, dated June 19, 2024.

11.Debt Conversion agreements between the Company and Brian Gusko, Gregory Jensen, and Marian Myers, to convert a total of CAD$450,000 (at $150,000 each) into 9,000,000 Common Shares (3,000,000 Common Shares each) dated June 19, 2024.

12.Subscription agreements to acquire a total of 550,000 Common Shares of the Company at CAD$0.05 as part of July 18, 2024, Private Placement (Second Tranche).

13.Debt Conversion agreement between the Company and a vendor. to convert CAD$7,500 into 150,000 Common Shares dated July 18, 2024.

14.Advertising and investor awareness campaign agreement dated September 4, 2024, between the Company and Investing News Network (“INN”). The INN Agreement is for a period of fourteen months, commencing on September 3, 2024, at a total cost of $86,400.

15.Loan agreements between the Company as the borrower, and Caitlin Jeffs as the lender for a total of CAD$1,000 dated October 15, 2024.

16.Definitive asset purchase agreement dated October 30, 2024, between the Company, Fortress Financial Cop., and 1388880 BC Ltd to acquire certain Quebec mining claims and claims applications for a total consideration of CAD$5,000 and 1,600,000 Common Shares.

17.Definitive asset purchase agreement dated November 1, 2024, between the Company, and Stirling Hydrogen Inc. to acquire certain Quebec mining claims and claims applications for a total consideration of CAD$5,000.

18.Media Services Agreement (the “Free Market Media Agreement”) dated November 19, 2024, with Free Market Media Ltd. to help raise online marketing awareness and provide a comprehensive digital media campaign for a fee of up to US$50,000 for a term of 90 days. The Agreement may be renewed or extended by the Company and Free Market Media at the end of the initial term.

19.Line of credit agreement between the Company as the borrower, and Caitlin Jeffs as the lender, for a total of up to CAD$200,000, dated November 20, 2024.

20.Subscription agreements to acquire a total of 915,000 Units of the Company at CAD$0.08 as part of November 22, 2024 Private Placement.

21.Subscription agreements to acquire a total of 3,000,000 Flow-Through Units of the Company at CAD$0.10 as part of November 22, 2024 Private Placement.

22.Mineral claim purchase agreement dated December 2, 2024, between the Company and Chrono Exploration Inc, to acquire 149 mining claims in three separate blocks totaling 3,246 hectares, located in the Larder Lake Mining Division, Ontario, for a total consideration of CAD$8,000 and 2,250,000 Comon Shares, as amended on January 31, 2025 (to provide an extension for the payment of CAD$8,000).

23.Trust agreement dated December 3, 2024, between the Company and Chrono Exploration Inc, to establish an understanding that Chrono Exploration Ltd. agrees to hold and administer the mineral claims acquired by the Company under December 2, 2024, agreement, exclusively for the benefit of the Company, and will not take no action that may adversely affect the Company’s interest in the Mineral Claims.

24.Loan agreements between the Company as the borrower, and Fairtide Ventures as the lender for a total of CAD$12,000 dated September 25, 2024 and October 17, 2025, and US$36,200 dated June 18, 2024, July 5, 2024, September 4, 2024, October 15, 2024, and January 8, 2025.

25.Line of credit agreement between the Company as the borrower, and Fairtide Ventures as the lender, for a total of up to US$100,000, dated February 1, 2025.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and other non-residents are, however, subject to withholding tax. See “Taxation” below.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The documents concerning the Company may be viewed at the Company’s registered and records office at 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5., during normal business hours. This Annual Report and the Company’s Form 6-K filings can be viewed on the EDGAR website at www.sec.gov. Additional information relating to the Company can be found on the website www.sedarplus.ca.

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

(a)Currency Risk - Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

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

Subsequent to January 31, 2025, the Company received an additional US$26,000 under a credit line agreement with an entity controlled by the Company’s Director and CEO. These amounts borrowed under the credit line accumulate interest at a rate of 8% per annum, are unsecured, and payable on demand. In addition, the Company borrowed CAD$25,000 from the Company’s Director; this advance does not bear any interest and is payable on demand. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2025:

Table 28 – Remaining Contractual Maturities of the Company’s Financial Liabilities

	Within 1 year	1-5 years	5+ years	Total
Accounts payable	$205,071	$-	$-	$205,071
Accrued liabilities	95,343	-	-	95,343
Amounts due to related parties	631,158	-	-	631,158
Loans payable	509,950	1,529,912	-	2,039,862
Withholding taxes payable	-	-	140,564	140,564
	$1,441,522	$1,529,912	$140,564	$3,111,998

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of January 31, 2025. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosures.

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

Our Chief Executive Officer and our Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of January 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework

Based on our assessment, our Chief Executive Officer and our Chief Financial Officer determined that, as of January 31, 2025, our internal control over financial reporting was not effective due to limited segregation of duties.

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

While none of the Company’s current audit committee members meet the precise qualifications of an “audit committee financial expert” as outlined by the SEC, each member of the Audit Committee qualifies as  “financially literate” as defined in National Instrument 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting. Each member of the audit committee brings substantial experience in finance, business, and governance. Collectively, they possess a deep understanding of the Company’s financial practices and the industry in which it operates. In addition, the audit committee regularly consults with external advisors, including independent auditors and financial consultants, to supplement their expertise. These advisors provide additional oversight and insight, ensuring that the audit committee has access to the necessary financial acumen.

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

2025 - $45,000 - Dale Matheson Carr-Hilton Labonte LLP

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

2025 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2024 - $0 - Dale Matheson Carr-Hilton Labonte LLP

2023 - $0 - Dale Matheson Carr-Hilton Labonte LLP

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2025 - $7,100 - Dale Matheson Carr-Hilton Labonte LLP

2024 - $7,000 - Dale Matheson Carr-Hilton Labonte LLP

2023 - $7,000 - Dale Matheson Carr-Hilton Labonte LLP

All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2) and (3) was:

2025 - $0 - Dale Matheson Carr-Hilton Labonte LLP

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

JANUARY 31, 2025, 2024, and 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Red Metal Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Red Metal Resources Ltd. (the “Company”) as of January 31, 2025 and 2024, the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flows, for each of the three years in the period ended January 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended January 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not advanced its mineral properties to commercial production, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2010

Vancouver, Canada (PCAOB ID 1173)

June 2, 2025

F-2

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:
	Note	January 31, 2025	January 31, 2024
ASSETS
Current
Cash		$264,778	$25,699
Prepaids and other receivables	8	91,522	75,924
Total current assets		356,300	101,623

Equipment	7	28,694	38,935
Exploration and evaluation assets	6	969,445	700,852
Total assets		$1,354,439	$841,410

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$205,071	$173,954
Accrued liabilities		95,343	51,893
Due to related parties	12	631,158	600,223
Notes payable	12	509,950	2,561,691
Flow-through share premium liability	13	60,000	-
Total current liabilities		1,501,522	3,387,761

Long-term notes payable	12	1,529,912	-
Withholding taxes payable	9	140,564	138,568
Total liabilities		3,171,998	3,526,329

Shareholders’ deficit
Share capital	10	9,346,112	8,176,210
Equity reserves	10, 12	4,665,405	4,078,941
Deficit		(15,445,791)	(14,552,074)
Accumulated other comprehensive loss		(383,285)	(387,996)
Total shareholders’ deficit		(1,817,559)	(2,684,919)
Total liabilities and shareholders’ deficit		$1,354,439	$841,410

Nature and continuance of operations (Note 1)

Subsequent events (Note 17)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs	/s/ Brian Gusko
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Years ended January 31,
	Note	2025	2024	2023
Operating expenses:
Amortization	7	$10,451	$15,797	$18,918
Consulting fees	11,12	123,407	110,000	187,520
General and administrative	12	261,395	118,184	340,975
Impairment of exploration and evaluation assets		-	-	55,885
Mineral exploration costs	6,12	65,844	43,258	754,906
Professional fees	12	116,304	67,961	103,148
Regulatory		44,684	36,555	58,320
Salaries, wages and benefits		23,760	34,778	62,441
Share-based compensation	10,12	46,376	-	-
		(692,221)	(426,533)	(1,582,113)
Other items
Accretion	12	(38,220)	-	-
Foreign exchange loss		(10,236)	(21,350)	(24,664)
Forgiveness of debt	11,12	24,916	-	-
Interest on notes payable	12	(177,956)	(189,926)	(162,724)

Net loss		(893,717)	(637,809)	(1,769,501)

Other comprehensive loss
Items that may be reclassified to profit or loss
Foreign currency translation		4,711	(70,994)	(28,358)

Comprehensive loss		$(889,006)	$(708,803)	$(1,797,859)

Net loss per share – basic and diluted		$(0.03)	$(0.03)	$(0.10)

Weighted average number of shares outstanding - basic and diluted:		28,469,329	18,288,875	17,971,592

Note: All share and per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Expressed in Canadian Dollars)

	Share Capital
	Number of common shares issued	Amount	Equity Reserves	Deficit	Accumulated other comprehensive loss	Total deficit
Balance, January 31, 2022	17,185,973	$7,755,830	$4,034,929	$(12,144,764)	$(288,644)	$(642,649)

Shares issued for private placement	1,102,888	479,757	16,543	-	-	496,300
Share issuance costs	-	(59,377)	25,076	-	-	(34,301)
Share-based compensation	-	-	2,393	-	-	2,393
Net loss	-	-	-	(1,769,501)	-	(1,769,501)
Foreign exchange translation	-	-	-	-	(28,358)	(28,358)
Balance, January 31, 2023	18,288,861	8,176,210	4,078,941	(13,914,265)	(317,002)	(1,976,116)

Net loss	-	-	-	(637,809)	-	(637,809)
Foreign exchange translation	-	-	-	-	(70,994)	(70,994)
Balance, January 31, 2024	18,288,861	8,176,210	4,078,941	(14,552,074)	(387,996)	(2,684,919)

Shares issued for private placement	5,665,000	401,975	58,725	-	-	460,700
Flow-through share premium liability	-	(60,000)	-	-	-	(60,000)
Share issuance costs	-	(54,166)	18,816	-	-	(35,350)
Shares issued on conversion of debt	12,731,865	636,593	77,362	-	-	713,955
Debt restructuring with related parties	-	-	239,337	-	-	239,337
Shares issued for exploration and evaluation assets	3,350,000	245,500	-	-	-	245,500
Forgiveness of debt with related parties	-	-	145,848	-	-	145,848
Share-based compensation	-	-	46,376	-	-	46,376
Net loss	-	-	-	(893,717)	-	(893,717)
Foreign exchange translation	-	-	-	-	4,711	4,711
Balance, January 31, 2025	40,035,726	$9,346,112	$4,665,405	$(15,445,791)	$(383,285)	$(1,817,559)

Note: All share and per share amounts in these consolidated financial statements have been retrospectively adjusted to reflect the 1-for-3 share consolidation completed on May 23, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Years ended January 31,
	2025	2024	2023
Cash flows used in operating activities
Net loss	$(893,717)	$(637,809)	$(1,769,501)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion	38,220	-	-
Accrued interest on notes payable	177,956	189,926	162,724
Amortization	10,451	15,797	18,918
Foreign exchange	5,498	19,358	(39,124)
Forgiveness of debt	(24,916)	-	-
Impairment of exploration and evaluation assets	-	-	55,885
Share-based compensation for consulting services	-	-	2,393
Share-based compensation	46,376	-	-
Write-off of equipment	263	-	-
Changes in operating assets and liabilities
Prepaids and other receivables	(15,598)	50,766	25,221
Accounts payable	43,053	63,248	54,868
Accrued liabilities	43,448	(24,849)	(23,488)
Due to related parties	90,123	162,095	226,849
Net cash used in operating activities	(478,843)	(161,468)	(1,285,255)

Cash flows used in investing activities
Acquisition of exploration and evaluation assets	(5,000)	-	-
Acquisition of equipment	-	-	(55,572)
Net cash used in investing activities	(5,000)	-	(55,572)

Cash flows provided by financing activities
Issuance of notes payable to related parties	297,425	167,583	459,580
Cash received on subscription to shares	460,700	-	461,300
Cash share issuance costs	(35,350)	-	(34,301)
Net cash provided by financing activities	722,775	167,583	886,579

Effects of foreign currency exchange on cash	147	(1,192)	707

Increase (decrease) in cash	239,079	4,923	(453,541)
Cash, beginning	25,699	20,776	474,317
Cash, ending	$264,778	$25,699	$20,776

Non-cash transactions
Exploration and evaluation assets included in accounts payable	$8,000	$-	$-
Shares issued for exploration and evaluation assets	$245,500	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

1.NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”), organized under the laws of the Republic of Chile, and in Canada, in the provinces of Quebec and Ontario. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is at 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet’s head office is located in Vallenar, III Region of Atacama, Chile.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at January 31, 2025, the Company has not advanced its mineral properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

The Company incurred a comprehensive loss of $889,006 for the year ended January 31, 2025, and, as at January 31, 2025, the Company had a deficit of $15,445,791, and its current liabilities exceeded its current assets by $1,145,222. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

On May 23, 2024, the Company completed a share consolidation (reverse stock split) on the basis of one new share for every three old shares. All references to shares and per share amounts in these consolidated financial statements and accompanying notes have been retrospectively adjusted to reflect the share consolidation as if it had occurred at the beginning of the earliest period presented.

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

2.STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

a)Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and were authorized for issuance by the Company’s Board of Directors on June 2, 2025.

b)Basis of Presentation and Consolidation

The consolidated financial statements of the Company as at and for the years ended January 31, 2025, 2024, and 2023 are comprised of the Company and its wholly-owned subsidiary, Minera Polymet SpA, (together referred to as “Red Metal”, or the “Company”). Polymet is consolidated from the date of its incorporation, as Red Metal is the sole shareholder and therefore has the control and power to govern the financial and operating policies of Polymet as to obtain benefits from its activities. The Company will continue to consolidate until the date Red Metal no longer has control over Polymet. The financial statements of Polymet are prepared for the same reporting period as the parent

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

company, using consistent accounting policies. Balances, transactions, income and expenses between Red Metal and Polymet are eliminated on consolidation.

The consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments, which are recorded at fair value. All amounts are expressed in Canadian dollars.

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

3.MATERIAL ACCOUNTING POLICY INFORMATION

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

Translation of foreign operations

The assets and liabilities of a foreign operation, including goodwill and fair value adjustments arising from the acquisition, are translated into Canadian dollars at year-end exchange rates. Income and expenses, and cash flows of a foreign operation are translated into Canadian dollars using average exchange rates. Differences resulting from translating foreign operations are reported as translation differences in equity. When a foreign operation is disposed of, the translation differences previously recognized in equity are reclassified to profit or loss.

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive loss (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of financial instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held-for-trading or derivatives) or the Company has opted to measure them at FVTPL.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Costs associated with exploration and evaluation activities as well as property taxes payable to maintain good standing of the exploration and evaluation assets are expensed as period costs.  Government tax credits received are recorded as a reduction to the exploration and evaluation expenditures for the reporting period.

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

As at January 31, 2025, 2024, and 2023, the Company had not recognized any provisions for restoration and environmental obligations.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Equipment

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

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

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

Flow-through shares

Under Canadian income tax legislation, a corporation is permitted to issue shares whereby the Corporation agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. To account for flow-through shares, the Company allocates total proceeds from the issuance of flow-through shares between the offering of shares and the sale of tax benefits.

The total amount allocated to the offering of shares is based on the quoted price of the underlying shares. In situations where there is an absence of compelling evidence supporting a comparable value of the underlying shares, the Company allocates management’s estimate of the prevailing flow-through premium in current market conditions at the time of issuance to the sale of tax benefits. The amount which is allocated to the sale of tax benefits is recorded as a liability and is reversed proportionately and recognized as after-tax income when the tax benefits are renounced. The tax effect of the renunciation is recorded at the time the Company makes the renunciation, which may differ from the effective date of renunciation. On renunciation the value of the tax assets renounced is recorded as a deferred tax expense.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair values of the instruments are determined using the Black–Scholes Option Pricing Model. The number of the instruments expected to vest is reviewed and adjusted at the end of

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

each reporting period such that the amount recognized for services received as consideration for the instruments granted shall be based on the number of the instruments that eventually vest.

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

New and revised IFRS issued and impact on the Company’s financial statements

Certain new and amended accounting standards and interpretations have been published that are not mandatory for the January 31, 2025, reporting period and have not been early adopted by the Company.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

This amendment clarifies the requirement in determining whether a certain liability should be classified as current or noncurrent based on the rights that exist at the end of the reporting period, explains that rights are in existence if covenants are complied with at the end of the reporting period, and introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is to be applied retrospectively for annual periods beginning on or after January 1, 2024, with early adoption permitted. The Company has adopted this amendment for the year ended January 31, 2025.

IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”)

This is a new standard on presentation and disclosure in financial statements which replaces IAS 1, with a focus on updates to the statement of profit or loss. IFRS 18 introduces new requirements to:

•present specified categories and defined subtotals in the statement of profit or loss;

•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

•improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods on or after January 1, 2027, with earlier adoption permitted. IFRS 18 requires retrospective application with specific transition provisions. The Company is assessing the impact of this amendment.

Other new standards and interpretations with future effective dates are either not applicable or not expected to have a significant impact on the Company’s financial statements.

4.SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

from estimates, and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

•classification/allocation of expenses as exploration and evaluation expenditures;

•classification and measurement of the Company’s financial assets and liabilities;

•determination of the market interest rate in the valuation of loans payable;

•determination that the Company is able to continue as a going concern; and

•determination whether there have been any events or changes in circumstances that indicate the impairment of the Company’s exploration and evaluation assets.

Key sources of estimation uncertainty include the following:

•the carrying value and recoverability of exploration and evaluation assets;

•recoverability and measurement of deferred tax assets;

•fair values of loans payable;

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

Level 3 - unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs.

Categories of financial instruments

As at:	January 31, 2025	January 31, 2024
Financial assets:
FVTPL
Cash	$264,778	$25,699
Financial liabilities:
Amortized cost
Accounts payable	$205,071	$173,954
Accrued liabilities	$95,343	$51,893
Due to related parties	$631,158	$600,223
Notes payable	$2,039,862	$2,561,691

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Assets and liabilities measured at fair value on a recurring basis:

As at January 31, 2025	Level 1	Level 2	Level 3	Total
Cash	$ 264,778	$ -	$ -	$ 264,778

As at January 31, 2024	Level 1	Level 2	Level 3	Total
Cash	$ 25,699	$ -	$ -	$ 25,699

Accounts payable, accrued liabilities, and due to related parties approximate their fair value due to the short-term nature of these instruments.

Loans payable are measured at amortized cost. Upon recognition, the fair values of the loans are estimated by discounting cash flows using interest rates of debt instruments with similar terms, maturities, and risk profiles.

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

ii.Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At January 31, 2025, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

iii.Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Liquidity risk:

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

The following table details the remaining contractual maturities of the Company’s financial liabilities as of January 31, 2025:

	Within 1 year	1-5 years	5+ years	Total
Accounts payable	$205,071	$-	$-	$205,071
Accrued liabilities	95,343	-	-	95,343
Amounts due to related parties	631,158	-	-	631,158
Loans payable	509,950	1,529,912	-	2,039,862
Withholding taxes payable	-	-	140,564	140,564
	$1,441,522	$1,529,912	$140,564	$3,111,998

6.EXPLORATION AND EVALUATION ASSETS

As of January 31, 2025 and 2024, the Company’s interest in exploration and evaluation assets consisted of three copper-gold projects on two properties in Chile, namely the Farellón and Perth Projects, comprising the Carrizal Property, and the Mateo Project comprising the Mateo Property. During the second part of Fiscal 2025, the Company acquired four separate packages of mineral claims and mineral claim applications in Ville Marie, Quebec, and 149 mineral claims located in the Larder Lake Mining District of Ontario. The Company capitalizes acquisition costs incurred on its exploration and evaluation properties; the costs associated with exploration and drilling programs, as well as property tax payments, are expensed as period costs in the period they are incurred. The following tables present acquisition costs associated with each property as of January 31, 2025 and 2024:

Exploration and evaluation assets as of January 31, 2025

	January 31, 2024	Acquisition costs	Effect of Foreign currency translation	January 31, 2025
Farellón Project
Farellón	$394,421	$-	$5,680	$400,101
Quina	152,025	-	2,189	154,214
Exeter	154,406	-	2,224	156,630
Farellón Project, sub-total	700,852	-	10,093	710,945
Point Piche Project	-	93,000	-	93,000
Larder Lake Project	-	165,500	-	165,500
Total costs	$700,852	$258,500	$10,093	$969,445

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Exploration and evaluation assets as of January 31, 2024

	January 31, 2023	Acquisition costs	Effect of Foreign currency translation	January 31, 2024
Farellón Project
Farellón	$452,048	$-	$(57,627)	$394,421
Quina	174,237	-	(22,212)	152,025
Exeter	176,966	-	(22,560)	154,406
Total costs	$803,251	$-	$(102,399)	$700,852

During the years ended January 31, 2025, 2024, and 2023 the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the year ended January 31, 2025

	Farellón Project	Perth Project	Mateo Project	Point Piche Project	Larder Lake Project	Total Costs
Property taxes paid	$9,185	$21,295	$1,800	$-	$-	$32,280
Camp costs (including meals and travel)	2,855	-	-	-	-	2,855
Total exploration costs	$12,040	$21,295	$1,800	$-	$-	$35,135

In addition to the costs listed in the table above, during the year ended January 31, 2025, the Company incurred an additional $5,709 in claim maintenance fees on its mineral exploration properties in Chile and an additional $25,000 in general geological fees related to its mineral exploration properties in Canada. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

Exploration costs for the year ended January 31, 2024

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$10,301	$23,879	$2,018	$36,198
Assay costs	192	-	-	192
Camp costs (including meals and travel)	1,430	-	-	1,430
Total exploration costs	$11,923	$23,879	$2,018	$37,820

In addition to the costs listed in the table above, during the year ended January 31, 2024, the Company incurred an additional $5,438 in claim maintenance fees on its mineral exploration properties in Chile. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

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

In addition to the costs listed in the table above, during the year ended January 31, 2023, the Company incurred an additional $4,957 in claim maintenance fees on its mineral exploration properties in Chile. These fees are included in the mineral exploration costs in the consolidated statements of loss and comprehensive loss.

7.EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at January 31, 2025 and 2024 are as follows:

Cost	Equipment
Balance at January 31, 2023	$109,348
Effect of foreign currency translation	(13,939)
Balance at January 31, 2024	95,409
Disposition of equipment	(13,177)
Effect of foreign currency translation	1,184
Balance at January 31, 2025	$83,416

Accumulated depreciation
Balance at January 31, 2023	$48,395
Additions	15,797
Effect of foreign currency translation	(7,718)
Balance at January 31, 2024	56,474
Additions	10,451
Disposition of equipment	(12,914)
Effect of foreign currency translation	711
Balance at January 31, 2025	$54,722

Net carrying amounts
Balance, January 31, 2024	$38,935
Balance, January 31, 2025	$28,694

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

8.PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at January 31, 2025 and 2024:

	January 31, 2025	January 31, 2024

GST receivable	$4,313	$2,352
Prepaid expenses for general and administrative fees	87,209	73,572
Total prepaids and other receivables	$91,522	$75,924

9.WITHHOLDING TAXES PAYABLE

As at January 31, 2025 and 2024, the Company had $140,564 and $138,568 in Chilean withholding taxes payable, respectively.

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

Common shares issued during the year ended January 31, 2025

On June 19, 2024, the Company closed the first tranche of a private placement financing (the “Offering”), issuing 1,200,000 Shares for gross proceeds of $60,000.

In addition, the Company issued a total of 12,581,865 Shares on conversion of $629,093 that the Company owed to its related parties. Of this amount, $450,000 owed under the notes payable to related parties were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024, $50,000 was owed to Da Costa Management Corp, an entity owned by the Company’s CFO, for prior consulting services, and $129,093 was owed to Fladgate Exploration Consulting Corporation, an entity partly owned by Mr. Thompson, the Company’s director and VP of Exploration, and Ms. Jeffs, the Company’s director and CEO, under an 8% note payable due on demand. Fladgate forgave $77,362 in interest accumulated on the principal due under the note, which was recorded as a contribution in equity reserves (Note 12).

On July 18, 2024, the Company closed the second and final tranche of the Offering, issuing 550,000 Shares for gross proceeds of $27,500.

On July 18, 2024, the Company issued 150,000 Shares on conversion of $7,500 that the Company owed to one of its vendors.

On November 13, 2024, the Company issued 1,100,000 Shares pursuant to the definitive agreement (the “Agreement”) with a vendor to acquire a 100% interest in three separate packages of mineral claims and mineral claim applications in Ville Marie, Quebec (the “Point Piche Project”). The shares were valued at $88,000 (Note 6).

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

On November 22, 2024, the Company closed the first tranche of a non-brokered private placement (the “November Offering”), issuing 3,000,000 flow-through units (the “FT Units”) for gross proceeds of $300,000, with $45,000 allocated to warrant reserve, based on the residual value, and $60,000 recorded as flow-through share liability. Each FT Unit consisted of one flow-through Share (an “FT Share”) and one-half of one non-transferable Share purchase warrant (each whole Share purchase warrant, a “Warrant”). In addition, the Company issued an aggregate of 915,000 non-flow-through units (the “NFT Units”) for gross proceeds of $73,200, of which $13,725 was allocated to warrant reserve based on the residual value. Each NFT Unit consisted of one Share and one-half of one non-transferable Share purchase warrant (each whole share purchase warrant, a “Warrant”). Each whole Warrant is exercisable to acquire one Share at an exercise price of $0.12 per Share until May 22, 2026.

In connection with the November Offering, the Company incurred $54,166 in share issuance costs, of which $30,000 was associated with a cash finder’s fee, $5,350 was associated with regulatory fees, and $18,816 was attributed to 300,000 finder’s warrants. Each finder’s warrant is exercisable to acquire one Share at an exercise price of $ 0.12 per Share until May 22, 2026. The Company used Black-Scholes Option Pricing Model to determine the value of the finder’s warrants. The following assumptions were used:

Expected life of the finder’s warrants	1.5 years
Risk-free interest rate	3.37%
Expected dividend yield	Nil
Expected share price volatility	362%
Fair value at the date of transaction	$0.065

On December 12, 2024, the Company issued 2,250,000 Shares pursuant to a mineral claims acquisition agreement dated December 2, 2024, to acquire a 100% interest in 149 mineral claims located in the Larder Lake Mining District of Ontario (the “Larder Lake Project”). The shares were valued at $157,500 (Note 6).

Common shares issued during the year ended January 31, 2024

During the year ended January 31, 2024, the Company did not have any transactions that resulted in the issuance of Shares.

Common shares issued during the year ended January 31, 2023

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

In connection with the 2023 Offering, the Company incurred $3,987 in regulatory fees, paid cash commissions aggregating $30,314, and issued 67,363 finders’ warrants valued at $25,076. The finders’ warrants are subject to the same terms and conditions as the Warrants purchased by other subscribers in the 2023 Offering. The Company used Black-Scholes Option Pricing Model to determine the value of the finders’ warrants. The following assumptions were used:

Expected life of the finder’s warrants	2 years
Risk-free interest rate	2.64%
Expected dividend yield	Nil
Expected share price volatility	242%
Fair value at the date of transaction	$0.435

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Warrants

The changes in the number of warrants outstanding during the years ended January 31, 2025 and 2024, are as follows:

	Year ended January 31, 2025		Year ended January 31, 2024
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	2,453,473	$1.17	4,732,996	$1.14
Warrants issued	2,257,500	$0.12	-	-
Warrants expired	(2,453,473)	$1.17	(2,279,523)	$1.77
Warrants outstanding, ending	2,257,500	$0.12	2,453,473	$1.17

All warrants outstanding as at January 31, 2025, had an expiry date of May 22, 2026, were exercisable at $0.12 per Share, and had a life of 1.3 years.

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

On October 2, 2024, the Company’s board of directors granted 1,200,000 incentive stock options to its directors, officers, and consultants. The stock options are exercisable at $0.12 per Share for a period of two years, expiring on October 2, 2026. The options vested immediately upon grant, and the Company recognized $46,376 as share-based compensation associated with these options. The fair value of these stock options was estimated using the Black-Scholes Option Pricing model using the following assumptions:

October 2, 2024
Expected life	2 years
Risk-free interest rate	2.98%
Expected dividend yield	Nil
Expected share price volatility	328%
Fair Value at the date of grant	$0.04

On November 24, 2021, the Company’s board of directors granted 583,333 incentive stock options to its directors, officers, and consultants. The stock options are exercisable at a price of $0.75 per share for a period of five years, expiring on November 24, 2026.

The option to acquire up to 16,666 shares issued to a consultant for investor relation services vested over a period of 12 months at a rate of 4,167 options per quarter beginning on February 24, 2022. During the year ended January 31, 2023, the Company recognized $2,393 as share-based compensation associated with these options, which was included as part of consulting fees in the consolidated statement of comprehensive loss.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

The fair value of these stock options was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

January 31, 2023
Expected life	4-5 years
Risk-free interest rate	1.52% – 3.27%
Expected dividend yield	Nil
Expected stock price volatility	195% - 243%
Fair value at the date of grant	$0.21 - $0.654

The changes in the number of options outstanding during the years ended January 31, 2025 and 2024, are as follows:

	Year ended January 31, 2025		Year ended January 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	556,667	$0.75	573,333		$0.75
Options granted	1,200,000	$0.12	-	$	n/a
Options expired	(116,667)	$0.75	(16,666)		$0.75
Options outstanding, ending	1,640,000	$0.29	556,667		$0.75

Details of options outstanding as at January 31, 2025, are as follows:

Number of options exercisable	Grant date	Exercise price and expiry date
440,000	November 24, 2021	$0.75 expiring on November 24, 2026
1,200,000	October 2, 2024	$0.12 expiring on October 2, 2026
1,640,000

11.FORGIVENESS OF DEBT

During the year ended January 31, 2025, the Company recorded $14,916 as forgiveness of debt associated with the write-off of a provision which exceeded the statute of limitations. In addition, a former director forgave $10,000 in previously unpaid consulting fees (Note 12).

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

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Transactions with Related Parties

During the years ended January 31, 2025, 2024, and 2023, the Company incurred the following expenses with related parties:

	Years ended January 31,
	2025	2024	2023
Consulting fees to a company owned by an officer and a former director	$60,000	$60,000	$60,000
Consulting fees to a company controlled by officers and directors	10,000	45,000	60,000
Mineral exploration fees to a company controlled by officers and directors	25,000	-	-
Mineral exploration and general administrative expenses to a company controlled by officers and directors	-	5,400	99,984
Consulting fees paid or accrued to a company controlled by a former VP of Finance	-	-	7,120
Legal fees paid to a company controlled by a director	24,076	28,372	22,316
Consulting fees to a company controlled by a director	1,000	-	-
Consulting fees to an officer and director	20,000	-	-
Consulting fees to a former director	10,000	-	-
Stock-based compensation	38,645	-	-
Total transactions with related parties	$188,721	$138,772	$249,420

Amounts due to Related Parties

The following amounts were due to related parties as at:

	January 31, 2025	January 31, 2024
Due to a company owned by an officer and a former director (a), (c)	$171,387	$158,831
Due to a company controlled by officers and directors (a)	171,806	155,803
Due to a company controlled by officers and directors (a)	243,123	203,450
Due to an officer and director (a)	20,047	-
Due to a company controlled by a director (a)	16,714	9,291
Due to the Chief Executive Officer (“CEO”) and director (a), (b)	3,341	68,159
Due to a major shareholder (a), (b)	2,162	3,349
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,448	1,340
Due to a company controlled by a director (a)	1,130	-
Total due to related parties	$631,158	$600,223

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25%, depending on the particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,173 (US$1,500), the CFO agreed to acquire the NSR for $1,448 (US$1,000), and the major shareholder agreed to acquire the NSR for $3,621 (US$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. The registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

(c)On June 19, 2024, the Company entered into a debt settlement agreement with Da Costa Management Corp, an entity owned by the Company’s CFO, who agreed to convert a total of $50,000 owed for regular trade payables into 1,000,000 Shares at $0.05 per share.

Notes Payable to Related Parties

Debt Restructuring

On May 9, 2024, the Company restructured a portion of its debt with related parties (the “Creditors”) in the amount of $1,911,451, whereby the Creditors agreed to forgive a total of $145,848 in interest accrued on demand notes payable up to January 31, 2024 (which was recorded as part of the equity reserves), and to restructure repayment of remaining balance of $1,765,603 plus interest accrued on the Debt up to May 9, 2024, totaling $51,651 over a five-year period (the “Restructured Loan Agreements”). Under the Restructured Loan Agreements, the remaining balance and accrued interest, totalling $1,817,255 (the “Debt”), continues to accrue interest at an annual interest rate of 8%, and must be repaid in a series of semi-annual installment payments, commencing six months from the date of the Debt restructuring, on November 9, 2024, over a period of five years.

On January 13, 2025, the Company and the Creditors amended the Restructured Loan Agreements to extend and combine the first two payments to July 15, 2025. All other terms of the Restructured Loan Agreements remained the same.

In measuring the fair value of the Restructured Loan Agreements in alignment with IFRS 9, Financial Instruments, at May 9, 2024, the Company recognized an equity component of $239,337 against the balance of the Debt relating to the below-market interest rate. The value of the equity component was determined by discounting the total expected future obligations under the Restructured Loan Agreements at a market interest rate of 13%.

During the year ended January 31, 2025, the Company recorded accretion of $38,220 on the Debt and $109,064 in interest accrued on the Debt.

A reconciliation of the balance outstanding at January 31, 2025, is as follows:

January 31, 2025

Initial Debt at May 9, 2024	$1,765,604
Interest accrued up to May 9, 2024	51,651
Equity portion of loans payable	(239,337)
Interest expense	109,064
Accretion expense	38,220
Total loan balance at January 31, 2025	1,725,202
Less current portion	(195,290)
Non-current balance, January 31, 2025	$1,529,912

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

Reassignment of Certain Notes Payable with Related Parties

On May 9, 2024, the Company was notified that $450,000 owed under the notes payable with related parties were reassigned to new directors and officers of the Company, who joined the management team on May 10, 2024. This amount was converted to 9,000,000 Shares at $0.05 per Share, as part of the June 19, 2024, debt settlement transaction (Note 10).

Other Related Party Notes Payable due on Demand

The following amounts were due under the notes payable on demand:

	January 31, 2025	January 31, 2024

Notes payable to CEO and director(a)	$43,743	$1,325,624
Line of credit with the CEO and director (b)	134,591	-
Note payable to CFO	-	17,664
Note payable to a company controlled by officers and directors(c)	-	200,240
Note payable to a company controlled by officers and directors(a)	136,326	340,611
Note payable to a significant shareholder	-	677,552
Total notes payable to related parties	$314,660	$2,561,691

(a)These notes payable are unsecured, due on demand and accumulate interest at a rate of 8% per annum.

(b)On November 20, 2024, the Company entered into an unsecured line of credit agreement with the Company’s CEO and Director for up to $200,000. The outstanding balance, if any, on the revolving loan is due and payable on demand and bears interest at an annual rate of 8%. As at January 31, 2025, the Company had $132,496 drawn on the facility with $2,095 in interest accrued thereon.

(c)On June 19, 2024, the Company entered into a debt settlement agreement with Fladgate Exploration Consulting Corporation, an entity partly owned by the Company’s director and VP of Exploration, and the Company’s director and CEO, to forgive an interest accrued on the notes payable totaling $77,362 and to convert the remaining $129,093 into 2,581,865 Shares at $0.05 per Share. The debt forgiveness associated with interest accrued on the note payable up to the date of conversion was recorded as a contribution in equity reserves (Note 10).

Interest Expense

A reconciliation of the interest expense accrued on the outstanding notes payable for the years ended January 31, 2025, 2024, and 2023 is as follows:

	January 31, 2025	January 31, 2024	January 31, 2023

Interest accrued on Notes payable due on demand	$17,241	$189,926	$162,724
Interest accrued on Debt prior to restructuring on May 9, 2024	51,651	-	-
Interest accrued on Debt subsequent to restructuring on May 9, 2024	109,064	-	-
Total interest expense	$177,956	$189,926	$162,724

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

13.FLOW-THROUGH LIABILITY

	January 31, 2025	January 31, 2024
Balance, beginning	$-	$-
Share premium liability on flow-through shares	60,000	-
Balance, ending	$60,000	$-

On November 22, 2024, the Company issued 3,000,000 FT Units for gross proceeds of $300,000 (Note 10). The premium received on the FT Units issued was determined to be $60,000 and was recorded as a share capital reduction. An equivalent flow-through share premium liability was recorded and will be reduced as and when the qualified exploration expenditures occur.

The Company renounced the full amount of $300,000 with an effective date for tax purposes of December 31, 2024, under the look-back rule. As a result, the Company is committed to spending $300,000 on qualifying expenditures by December 31, 2025.

During the year ended January 31, 2025, the Company did not incur any qualifying exploration costs.

14.SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments. All of the Company’s equipment is located in Chile, and the exploration and evaluation assets are located in Chile and in Canada as follows:

	Chile		Canada
	January 31, 2025	January 31, 2024	January 31, 2025	January 31, 2024
Equipment	$28,694	$38,935	$-	$-
Exploration and evaluation assets	710,945	700,852	258,500	-
	$739,639	$739,787	$258,500	$-

15.INCOME TAXES

A reconciliation of income taxes at statutory rate is as follows:

	Year ended January 31,
	2025	2024	2023
Net loss before tax	$(893,717)	$(637,809)	$(1,769,501)
Statutory income tax rate	27%	27%	27%
Expected income tax recovery at statutory income tax rates	(241,000)	(173,000)	(478,000)
Non-deductible expenditures	2,335	31	646
Other	(147,158)	(132,752)	(78,026)
Adjustment to prior year provisions versus statutory tax returns	38,823	108,721	91,380
Change in valuation allowance	347,000	197,000	464,000
Income tax recovery	$-	$-	$-

RED METAL RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the Years Ended January 31, 2025, 2024 and 2023 (Expressed in Canadian Dollars)

The Company’s deferred tax assets and liabilities are comprised of the following:

	Year ended January 31,
	2025	2024	2023
Deferred tax assets (liabilities):
Federal loss carryforwards	$4,235,000	$3,669,000	$3,108,000
Mineral properties	43,000	40,000	40,000
Share issue costs	18,000	5,000	8,000
	4,296,000	3,714,000	3,156,000
Valuation allowance	(4,296,000)	(3,714,000)	(3,156,000)
Net deferred tax asset	$-	$-	$-

The Company has approximately $2,812,534 in net operating loss carry forwards in Canada that may be offset against future taxable income, which may be used to reduce future taxable income and expire in the year 2045. The Company also has approximately $7,010,666 of Chilean tax losses. The Chilean tax losses can be carried forward indefinitely.

The Company has approximately $7,540,330 in United States net operating loss carry forwards, $4,552,700 of which expire in 2037. The remaining balance of $2,987,630 will never expire but its utilization is limited to 80% of taxable income in any future year.

16.CAPITAL MANAGEMENT

The Company manages its capital, consisting of share and working capital, in a manner consistent with the risk characteristics of the assets it holds. All sources of financing are analyzed by management and approved by the Board of Directors. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, to support the exploration and development of its exploration and evaluation assets, and to sustain future development of its business. The Company is meeting its objectives of managing capital through preparing short-term and long-term cash flow analysis to ensure an adequate amount of liquidity. The Company is not subject to any externally imposed capital restrictions. There were no changes in the Company’s approach to capital management during the period.

17.SUBSEQUENT EVENTS

(a)On February 1, 2025, the Company entered into an unsecured line of credit agreement with a company controlled by the Company’s CEO and director and the Company’s VP of Exploration and director, for up to US$100,000. The outstanding balance, if any, on the revolving loan is due and payable on demand and bears interest at an annual rate of 8%.

(b)Subsequent to January 31, 2025, the Company received a $25,000 advance from its director and VP of Finance. The advance is unsecured, interest-free and due on demand.

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Articles of Red Metal Resources Ltd. (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
1.2	Certificate of Continuation dated February 10, 2021 (incorporated by reference to exhibit 3.1 of Form 8-K filed on February 18, 2021)
2(d)	Description of Securities (incorporated by reference to exhibit 2(d) of Form 20-F filed on May 31, 2022)
4.1	Escrow Agreement dated November 9, 2021(incorporated by reference to exhibit 4.1 of Form 20-F filed on May 31, 2022)
4.2	Mining Royalty Agreement with Caitlin Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.1 of Form 8-K filed on August 5, 2020)
4.3	Mining Royalty Agreement with Richard Jeffs dated for reference July 29, 2020 (incorporated by reference to exhibit 10.2 of Form 8-K filed on August 5, 2020)
4.4	Mining Royalty Agreement with Joao Da Costa dated for reference July 29, 2020 (incorporated by reference to exhibit 10.3 of Form 8-K filed on August 5, 2020)
4.5	Stock Option Plan (incorporated by reference to exhibit 10.1 of Form 8-K filed on July 15, 2021)
4.6	Loan Agreements and Notes Payable among Red Metal Resources Ltd. and Caitlin Jeffs (incorporated by reference to exhibit 4.6 of Form 20-F filed on May 31, 2022)
4.7	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 18, 2023 (incorporated by reference to exhibit 4.7 of Form 20-F filed on May 31, 2023)
4.8	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference March 30, 2023 (incorporated by reference to exhibit 4.8 of Form 20-F filed on May 31, 2023)
4.9	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference April 6, 2023 (incorporated by reference to exhibit 4.9 of Form 20-F filed on May 31, 2023)
4.10	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 15, 2023 (incorporated by reference to exhibit 4.10 of Form 20-F filed on May 31, 2023)
4.11	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference June 14, 2023
4.12	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference June 29, 2023
4.13	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference July 14, 2023
4.14	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference September 18, 2023
4.15	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference October 6, 2023
4.16	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference October 26, 2023
4.17	Amended Loan Agreement and Note Payable among Red Metal Resources Ltd., Caitlin Jeffs and Fairtide Ventures dated for reference November 1, 2023
4.18	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference November 14, 2023
4.19	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference December 20, 2023

Exhibit Number	Exhibit
4.20	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 25, 2023
4.21	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference January 31, 2024.
4.22	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Richard Jeffs dated for reference January 31, 2024.
4.23	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Joao (John) Da Costa dated for reference January 31, 2024.
4.24	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference January 31, 2024.
4.25	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference March 1, 2024.
4.26	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference April 4, 2024.
4.27	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference April 8, 2024.
4.28	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference April 19, 2024.
4.29	Debt Restructuring Agreement among Red Metal Resources Ltd., Joao Da Costa, Richard Jeffs, Caitlin Jeffs, and Fairtide Ventures dated for reference May 9, 2024.
4.30	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 13, 2024.
4.31	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference May 13, 2024.
4.32	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference June 18, 2024.
4.33	Form of a subscription agreement to acquire common shares of the Company at CAD$0.05 as part of non-brokered Private Placement.
4.34	Debt Conversion agreement between the Company and Da Costa Management Corp. to convert CAD$50,000 into 1,000,000 Common Shares dated June 19, 2024.
4.35

Debt Conversion agreement between the Company and Fladgate Exploration Consulting Corporation. to convert CAD$129,093 into 2,581,865 Common Shares, and to forgive $77,363 in accrued interest, dated June 19, 2024.

4.36	Debt Conversion agreements between the Company and Brian Gusko to convert CAD$150,000 into 3,000,000 Common Shares dated June 19, 2024.
4.37	Debt Conversion agreements between the Company and Gregory Jensen to convert CAD$150,000 into 3,000,000 Common Shares dated June 19, 2024.
4.38	Debt Conversion agreements between the Company and Marian Myers to convert CAD$150,000 into 3,000,000 Common Shares dated June 19, 2024
4.39	Debt Conversion agreement between the Company and a vendor. to convert CAD$7,500 into 150,000 Common Shares dated July 18, 2024.
4.40	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference July 5, 2024.
4.41	Advertising and investor awareness campaign agreement dated September 4, 2024, between the Company and Investing News Network.
4.42	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference September 4, 2024.
4.43	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference September 25, 2024.

Exhibit Number	Exhibit
4.44	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Caitlin Jeffs dated for reference October 15, 2024.
4.45	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference October 15, 2024.
4.46	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference October 17, 2024.
4.47	Definitive asset purchase agreement dated October 30, 2024, between the Company, Fortress Financial Cop., and 1388880 BC Ltd.
4.48	Definitive asset purchase agreement dated November 1, 2024, between the Company, and Stirling Hydrogen Inc.
4.49	Media Services Agreement dated November 19, 2024, between the Company and Free Market Media Ltd.
4.50	Line of credit agreement between the Company and Caitlin Jeffs dated November 20, 2024.
4.51	Form of a subscription agreement to acquire Units of the Company at CAD$0.08 as part of a non-brokered Private Placement.
4.52	Form of a subscription agreement to acquire Flow-Through Units of the Company at CAD$0.10.
4.53	Mineral claim purchase agreement dated December 2, 2024, between the Company and Chrono Exploration Inc.
4.54	Trust agreement dated December 3, 2024, between the Company and Chrono Exploration Inc
4.55	Loan Agreement and Note Payable among Red Metal Resources Ltd. and Fairtide Ventures dated for reference January 8, 2025.
8.1	List of significant subsidiaries of the Company (incorporated by reference to exhibit 21.1 of Form 10-K filed on May 3, 2021)
11.1	Code of Business Ethics (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
11.2	Audit Committee Charter (incorporated by reference to exhibit 1.1 of Form 20-F filed on May 31, 2022)
12.1	Certification of Chief Executive Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a - 14(a) and 15d - 14(a)
13.1	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Executive Officer)
13.2	Certification pursuant to Section 1350 of Title 18 of the United States Code (Principal Financial and Accounting Officer)
15.1	Consent of Scott Jobin-Bevans
15.2	Management’s Discussion and Analysis for the year ended January 31, 2023 (incorporated by reference to exhibit 15.3 of Form 20-F filed on May 31, 2023)
15.3	Management’s Discussion and Analysis for the year ended January 31, 2024 (incorporated by reference to exhibit 15.4 of Form 20-F filed on May 30, 2024)
15.4	Management’s Discussion and Analysis for the year ended January 31, 2025

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RED METAL RESOURCES LTD.

/s/ Caitlin Jeffs
Caitlin Jeffs
Chief Executive Officer

Date: June 2, 2025